RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 MAR -5 P 12:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

01st March, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07021564

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 28th February, 2007, to the Registrar of Companies, Navi Mumbai, attaching Offering Memorandum dated 25th February 2007, issued for US$ 1 Billion, Zero coupon Foreign Currency Convertible Bonds (FCCBs) to be issued by the Company.

We enclose herewith copy of the aforesaid Offering Memorandum for your information and record.

Kindly take the same on your record.

Thanking You.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Aucnue, 5th Floor
East Palo Alto, CA 94303

Exemption File No:- 82-35005

Offering Memorandum **Strictly confidential**

RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED

Reliance Communications Limited

(Incorporated in the Republic of India as a public company with limited liability)

U.S.$1,000,000,000
Zero Coupon Convertible Bonds due 2012 convertible into Ordinary Shares or Global Depositary Shares representing Ordinary Shares of Reliance Communications Limited

Issue price: 100 per cent.

This is an offering of U.S.$1,000,000,000 zero coupon convertible bonds due 2012 (the "Bonds") that are being issued by Reliance Communications Limited (the "Company").

The Bonds are convertible at any time on or after 9 April 2007 up to the close of business on 18 February 2012 into newly issued fully-paid ordinary shares, par value Rs.5 per share of the Company (the "Shares"), at the option of the holders of the Bonds (the "Bondholders"), at an initial conversion price (the "Conversion Price") of Rs.661.23 per Share (equivalent to U.S.$14.99 at a fixed rate of exchange on conversion of Rs.44.11 = U.S.$1.00). Shares issued on conversion of the Bonds may be deposited in the Company's global depositary receipt programme as global depositary shares ("GDSs") representing Shares of the Company. The Conversion Price is subject to adjustment in certain circumstances. For the terms of the conversion rights attaching to the Bonds, see "Terms and Conditions of the Bonds (the "Terms and Conditions")—Conversion".

Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed on 1 March 2012 (the "Maturity Date") at 127.69 per cent. of their principal amount. On or at any time after 28 February 2010 and on and prior to the Maturity Date, the Company may, subject to certain conditions, redeem the Bonds in whole but not in part, provided that no such redemption may be made unless the Aggregate Value (as defined in the Terms and Conditions) on each Trading Day (as defined in the Terms and Conditions) during a period of not less than 30 consecutive Trading Days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 per cent. of the Early Redemption Amount (as defined in the Terms and Conditions) in respect of each U.S.$100,000 Bond on such Trading Day. The Bonds may be redeemed, in whole but not in part, at the option of the Company at any time on or after 28 February 2010 and on or prior to the Maturity Date, subject to satisfaction of certain conditions, at the Early Redemption Amount (as defined in the Terms and Conditions) if less than 10 per cent. in aggregate principal amount of the Bonds originally issued is outstanding. To the extent permitted by applicable law, each Bondholder will have the right to require the Company to redeem, in whole but not in part, the outstanding Bonds held by that Bondholder upon the occurrence of a Change of Control (as defined in the Terms and Conditions) or a Delisting (as defined in the Terms and Conditions) of the Shares from the Bombay Stock Exchange Limited (the "BSE") or the National Stock Exchange of India Limited (the "NSE") at the Early Redemption Amount. See "Terms and Conditions—Redemption, purchase and cancellation".

Approval in-principle has been obtained for the listing of the Bonds on the Singapore Exchange Securities Trading Limited (the "SGX-ST"). The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained herein. Admission of the Bonds to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Company or the Bonds. The Company has undertaken to apply to the BSE and the NSE for the listing of the Shares deliverable upon conversion of the Bonds. On 23 February 2007, the closing price of the Shares on the BSE was Rs.432.35 per Share and on the NSE was Rs.433.55 per Share.

Investing in the Bonds involves risks. See "Risk factors" beginning on page 8.

The Bonds will be represented initially by a single Global Certificate (as defined herein) in registered form, which will be registered in the name of BT Globenet Nominees Limited as nominee for, and deposited on or about the Closing Date (as defined below) with, Deutsche Bank AG, London Branch, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg"). Beneficial interests in the Bonds represented by the Global Certificate will be shown on, and transfers thereof will be effected only through, book-entry records maintained by Euroclear and Clearstream, Luxembourg. Except as described herein, definitive certificates representing Bonds will not be issued in exchange for beneficial interests in the Global Certificate.

Delivery of the Bonds in book-entry form only will be made on or about 28 February 2007 (the "Closing Date").

The Bonds and the Shares or GDSs deliverable upon conversion of the Bonds have not been and will not be registered under the US Securities Act, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act).

The Bonds and Shares or GDSs deliverable upon conversion of the Bonds may not be offered or sold directly or indirectly in India or to, or for the account or benefit of, any Indian person.

A copy of this Offering Memorandum will be delivered to the Registrar of Companies in Maharashtra at Mumbai, the Reserve Bank of India (the "RBI"), the Securities and Exchange Board of India (the "SEBI") and the BSE and the NSE for record purposes only.

Joint Lead Managers and Bookrunners

HSBC JPMorgan

The date of this Offering Memorandum is 25 February 2007

The Company accepts full responsibility for the information contained in this Offering Memorandum and, having made all reasonable enquiries, confirms that: (i) this Offering Memorandum contains all information with respect to the Company, its subsidiaries and its associated companies (the "Group") including its material subsidiaries Reliance Telecom Limited ("RTL"), Reliance Communications Infrastructure Limited ("RCIL") and FLAG Telecom Group Limited ("FLAG Telecom"), and the issue of the Bonds and the Shares or GDSs, which is material in the context of the issue and offering of the Bonds; (ii) the statements contained in this Offering Memorandum relating to the Company and the Group are, in every material respect, true and accurate and not misleading; (iii) the opinions and intentions expressed in this Offering Memorandum with regard to the Company and the Group are honestly held, have been reached after due and careful consideration and are based on reasonable assumptions; (iv) there are no other facts in relation to the Company, the Group, the Bonds or the Shares or GDSs, the omission of which would, in the context of the issue and offering of the Bonds, make any statement in this Offering Memorandum misleading in any material respect; and (v) all reasonable enquiries have been made by the Company's directors to ascertain such facts and to verify the accuracy of all such information and statements. In addition, the Company accepts full responsibility for the accuracy of the information contained in this Offering Memorandum.

This Offering Memorandum has been prepared by the Company solely for use in connection with the proposed offering of the Bonds described in this Offering Memorandum. The distribution of this Offering Memorandum and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Memorandum comes are required by the Company and J.P. Morgan Securities Ltd. and The Hongkong and Shanghai Banking Corporation Limited (the "Joint Lead Managers") to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Bonds or Shares or GDSs deliverable upon conversion of the Bonds or the distribution of this Offering Memorandum in any jurisdiction where action would be required for such purposes. There are restrictions on the offer and sale of the Bonds and Shares or GDSs deliverable on conversion of the Bonds, and the circulation of documents relating thereto, in certain jurisdictions including, but not limited to, the United States, European Economic Area, the United Kingdom, Hong Kong, Singapore and India and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the Bonds and distribution of this Offering Memorandum, see "Subscription and sale".

No person has been or is authorised to give any information or to make any representation concerning the Company, the Group, the Bonds or the Shares or GDSs other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Company. Neither the delivery of this Offering Memorandum nor any offering, sale or delivery made in connection with the issue of the Bonds shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Company or those of the Group since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Offering Memorandum does not constitute an offer of, or an invitation by or on our behalf, or on behalf of the Joint Lead Managers, Deutsche Trustee Company Limited (the "Trustee") or the Agents (as defined in the Terms and Conditions), to subscribe for or purchase, any of the Bonds or Shares, and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. This Offering Memorandum is not intended to invite offers to subscribe for or purchase Shares.

No representation or warranty, express or implied, is made or given by the Joint Lead Managers, the Trustee or the Agents as to the accuracy, completeness or sufficiency of the information contained in this Offering Memorandum, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise, representation or warranty by the Joint Lead Managers, the Trustee or the Agents. This Offering Memorandum is not intended to provide the basis of any

credit or other evaluation nor should it be considered as a recommendation by the Company or the Joint Lead Managers, the Trustee or the Agents that any recipient of this Offering Memorandum should purchase the Bonds. Each potential purchaser of the Bonds should determine for itself the relevance of the information contained in this Offering Memorandum and its purchase of the Bonds should be based upon such investigations with its own tax, legal and business advisers as it deems necessary.

Further, the Company has made certain quarterly financial information publicly available in the past. This quarterly financial information has not been audited or reviewed by the Company's joint statutory auditors and differs in certain respects from the financial information as at and for the nine-month period ended 31 December 2006 included in this Offering Memorandum, which has been reviewed by the Company's joint statutory auditors.

Each person by accepting delivery of this Offering Memorandum acknowledges that such person has not relied on the Joint Lead Managers, the Trustee or the Agents or any of their respective affiliates in connection with its investigation of the accuracy of such information or its investment decision.

In making an investment decision, investors must rely on their own examination of the Company, the Group and the terms of the offering, including the merits and risks involved. See "Risk Factors" for a discussion of certain factors to be considered in connection with an investment in the Bonds.

Unless otherwise specified or the context requires, references herein to "dollars", "U.S. dollars", "U.S.$" and "$" are to the lawful currency of the United States and references in this document to "Rupee", "Rupees" and "Rs." are to the lawful currency of India. For convenience, unless otherwise specified, Rupee amounts have been translated into U.S. dollars at the rate of Rs.44.11 = U.S.$1.00, at the noon buying rate in New York City for cable transfers as reported by the Federal Reserve Bank of New York for 29 December 2006. We make no representation that the Rupee amounts stated in this Offering Memorandum could have been or could be converted into U.S. dollars at any particular rate, the above rate or at all.

Unless otherwise specified or the context otherwise requires, all references herein to "we", "us", "our", the "Company", the "Issuer" and "Reliance Communications" are to Reliance Communications Limited, its subsidiaries and its associated companies as a whole, where appropriate.

Unless otherwise specified or the context requires, all references herein to "India" are to the Republic of India and to "Government" are to the Government of India.

In this Offering Memorandum, where information has been presented in millions or billions of units, amounts may have been rounded up or down. Accordingly, totals of columns or rows of numbers in tables may not be equal to the apparent total of the individual items and actual numbers may differ from those contained herein due to rounding.

Market data and certain industry forecasts used throughout this Offering Memorandum have been obtained from market research, publicly available information and industry publications. Certain statistical information included herein relating to the telecommunications industry has been reproduced from sources which we believe to be reliable but whose accuracy and completeness cannot be guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified. Neither the Company nor the Joint Lead Managers or the Trustee makes any representation as to the accuracy or completeness of information derived from such industry forecasts or market research.

Unless otherwise stated, all information in this Offering Memorandum is stated as at 23 February 2007, being the latest practicable date prior to the printing of this Offering Memorandum for the purpose of ascertaining certain information contained in it.

Forward-looking statements

There are certain forward-looking statements in this Offering Memorandum. All statements other than statements of historical facts included in this Offering Memorandum, including, but without limitation, those regarding the Group's financial position, future expansion plans, prospects, business strategy and the plans and objectives of the Group's management for its future operations (including development plans, future capital expenditure and objectives relating to the Group's operations), are forward-looking statements. These forward-looking statements are based on the Company's current expectations about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions, including, among other things, risks associated with international global business activities, general economic and political conditions; possible disruptions to commercial activities due to natural and human induced disasters, including terrorist activities and armed conflicts; fluctuations in foreign currency exchange rates; those other risks identified in the "Risk factors" section of this Offering Memorandum; and those additional factors that could cause actual results, performance or achievements to differ materially, including those discussed under "Business".

The words "anticipate", "believe", "estimate", "forecast", "expect", "intend", "plan" and similar expressions are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Memorandum might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

These forward-looking statements speak only as of the latest practicable date prior to the printing of this Offering Memorandum. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement was based.

Enforceability of civil liabilities

The Company is a limited liability public company incorporated under the laws of India. Substantially all of the Company's directors and executive officers are residents of India and all or a substantial portion of the assets of the Company and such persons are located in India. As a result, it may not be possible for investors to effect service of process upon the Company or such persons in jurisdictions outside of India, or to enforce against them judgments obtained in courts outside of India. India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under Section 13 of the Code of Civil Procedure, 1908 (the "Civil Code"). Section 13 of the Civil Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (i) where it has not been pronounced by a court of competent jurisdiction, (ii) where it has not been given on the merits of the case, (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognise the law of India in cases where such law is applicable, (iv) where the proceedings in which the judgment was obtained were opposed to natural justice, (v) where it has been obtained by fraud or (vi) where it sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards.

The United States has not been declared by the Government to be a reciprocating territory for the purposes of Section 44A of the Civil Code. However, the United Kingdom has been declared by the Government to be a reciprocating territory. Accordingly, a judgment of a court in the United States may be enforced only by a fresh suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to such execution.

Table of contents

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Glossary

"$" or "US dollar", "U.S. dollar" or "US Dollar" or "US$"	The legal currency of the United States of America.
"3G/third-generation"	A wireless communications technology based on digital technology, recognized by the ITU as being capable of data transmission speeds of 144 Kbps or higher and included in the ITU's IMT-2000 standard.
"ADAVL"	Anil Dhirubhai Ambani Ventures Private Limited.
"Agency Agreement"	the paying and conversion agency agreement relating to the Bonds to be dated on or about 28 February 2007 made among the Company and the Registrar, Agent and the Trustee.
"Aircel"	Aircel Limited.
"ARPU"	Average revenue per user per month.
"Articles of Association" or "Articles"	The articles of association of the Company.
"ATMs"	Automated Teller Machines.
"Bandwidth"	The physical characteristic of a telecommunications system that indicates the speed at which information can be transferred.
"Bharti Airtel"	Bharti Airtel Limited, a public limited company incorporated under the Companies Act.
"Board" or "Board of Directors"	The Board of Directors of the Company.
"Bondholder"	A registered holder of the Bonds, or any of them.
"Broadband"	A service or connection allowing for transmission of information at high speeds.
"BS7799"	A standard published by the British Standards Institute.
"BSE"	Bombay Stock Exchange Limited.
"BSNL"	Bharat Sanchar Nigam Limited, a Government-controlled company incorporated under the Companies Act.
"CAC"	Carrier Access Code.
"CDMA"	Code Division Multiple Access. A modulation technology that allows multiple conversations across the spectrum. Each telephone or data call is assigned a unique code that distinguishes it from the multitude of calls simultaneously transmitted over the same frequency. This allows for multiple conversations simultaneously.
"Cell sites"	Physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate

	through radio channels with subscribers' mobile telephone handsets within the range of a cell.
"Cell"	Coverage area for a single BTS in a mobile telecommunications network.
"Churn"	Subscriber disconnections, both voluntary and involuntary.
"Churn rate"	Churn rate is typically expressed over a period of one month. It is calculated by dividing the number of disconnections (net of reconnections) for the relevant month by the average subscriber base for that month.
"Clearstream" or "Clearstream, Luxembourg"	Clearstream Banking, *société anonyme*, incorporated under the laws of The Grand Duchy of Luxembourg.
"Closing Date"	28 February 2007.
"Common Depositary"	A common depositary in London for Euroclear and Clearstream.
"Companies Act"	The Companies Act, 1956, as amended.
"Company" or "Reliance Communications" or "RCL" or "Issuer"	Reliance Communications Limited.
"COPC"	Customer Operations Performance Center Inc.
"Digital"	The use of binary code to represent information.
"Directors"	The directors of the Company.
"DoT"	Department of Telecommunications, Government of India.
"EBITDA"	Earnings before interest, taxes, depreciation and amortisation.
"Euroclear"	Euroclear Bank S.A./N.V. as operator of the Euroclear System.
"FCCB Scheme"	Collectively, the press release issued by the Ministry of Finance, Government of India, the RBI issued on 31 January 2004 (as revised on 23 February 2004, 1 April 2004, and by the Master Circular of 1 July 2004, the Master Circular of 1 July 2005, A.P. (DIR Series) Circular No. 5 of 1 August 2005 and the Master Circular No.02/2006-7 dated 1 July 2006).
"FCCB"	Foreign currency convertible bond.
"FDI"	Foreign direct investment.
"FEMA"	The Indian Foreign Exchange Management Act, 1999, as amended.
"FERA"	Foreign Exchange Regulation Act, 1973.
"FII Regulations"	SEBI (Foreign Institutional Investor) Regulations, 1995.
"FIIA"	The Foreign Investment Implementation Authority.
"FIIs"	Foreign Institutional Investors.
"FIPB"	Foreign Investment Promotion Board.

"FLAG NGN"	FLAG Next Generation Network.
"FLAG Telecom"	FLAG Telecom Group Limited, a wholly-owned subsidiary of the Company.
"Global Certificate"	The global certificate that will represent the Bonds.
"Government"	The Government of India.
"GPRS"	General Packet Radio Switching. A standardized packet based technology that enables high-speed wireless access up to 115 Kbps, allowing effective transmission of internet and other data based applications.
"GSM"	Global System for Mobile Communications. GSM is an open, non-proprietary digital cellular standard, usually referred to as the European digital standard.
"IDC"	Internet Data Centre.
"Idea Cellular"	Idea Cellular Limited, a public limited company incorporated under the Companies Act.
"ILD"	International long distance.
"Income Tax Act"	The Indian Income Tax Act, 1961, as amended.
"India"	The Republic of India.
"Indian GAAP"	The generally accepted accounting principles in India.
"Interconnection"	The joining of two or more networks to enable traffic to be transmitted to and from calling destinations.
"International roaming"	Roaming in a country other than the country of the mobile telecommunications network to which a subscriber subscribes for telecommunications services.
"IPTV"	Internet protocol television.
"ISP"	Internet Service Provider. A provider of access or connectivity to the internet.
"Last mile"	A telecommunications network's final connection to customers.
"License Area or Service Area or Circle"	The defined geographical area for permitted operations of a licensed telecommunications service provider in India.
"Limited mobility"	Provision of last mile access to customers by fixed-line service providers, within a short distance charge area, using WLL application.
"Local Loop"	Communications lines/services between the subscriber and the switching center for the telecommunications services provider.
"MP3"	MPEG-1 Audio Layer 3.
"MPLS-VPN"	A method of using Multiprotocol Label Switching to create Virtual Private Networks.

"MTNL"	Mahanagar Telephone Nigam Limited, a Government-controlled company incorporated under the Companies Act.
"NLD"	National long distance.
"Non-Resident Indian"	A person resident outside India who is a citizen of India or is a person of Indian origin, as defined in applicable FEMA regulations.
"NSE"	National Stock Exchange of India Limited.
"NTP 1999"	New Telecommunications Policy 1999.
"Number portability or Mobile number portability or MNP"	The ability to use the telecommunications services of a new provider with the transfer of a subscriber's existing number.
"Paying Agent"	Deutsche Bank AG, London Branch.
"PCO"	Public calling office.
"PDA"	Personal digital assistant.
"Principal Agent"	Deutsche Bank AG, London Branch.
"RBI"	The Reserve Bank of India.
"RCIL"	Reliance Communications Infrastructure Limited, a wholly-owned subsidiary of the Company.
"Registrar"	Deutsche Bank Luxembourg S.A.
"RIC"	Reliance Infocomm Limited, a former subsidiary that has now been merged into the Company.
"RIIL"	Reliance Infoinvestments Limited.
"RISL"	Reliable Internet Services Limited, a wholly-owned subsidiary of the Company.
"RKms"	Route kilometres.
"RNGL"	Reliance Next Generation Technology Private Limited.
"Roaming"	Occurs when mobile customers use a mobile service outside their home network. Roaming is made available by an arrangement between two mobile service providers to allow their respective customers to use each other's networks.
"RPM"	Revenue per Minute.
"Rs.", "Rupees" or "Indian Rupees"	Legal currency of India.
"RTIL"	Reliance Telecom Infrastructure Limited.
"RTL"	Reliance Telecom Limited, a wholly-owned subsidiary of the Company.
"SCR Rules"	Securities Contracts (Regulation) Rules, 1957.
"SEBI"	The Securities and Exchange Board of India.
"SESPL"	Synergy Entrepreneurs Solutions Private Limited.
"Shareholders"	The registered holders of Shares.

"Shares"	The ordinary equity shares of par value Rs.5 each of the Company.
"Shyam Telecom"	Shyam Telecom Limited.
"SICA"	The Sick Industrial Companies (Special Provisions) Act, 1985.
"SIM/SIM card"	Subscriber Identity Module. The SIM card is the enabling device inside a handset identifying the subscriber to the network for provision of mobile services.
"SLAs"	Service level agreements.
"SMS"	Short Messaging Services. A telecommunications technology that allows users to exchange short text messages to and from a mobile phone.
"Spectrum"	The radio frequency spectrum of hertzian waves used as a transmission medium for mobile telecommunications and other services.
"Spice Telecom"	Spice Communications Limited.
"STT"	Securities Transaction Tax.
"Tata Teleservices"	Tata Teleservices Limited, a public limited company incorporated under the Companies Act.
"TDSAT"	Telecom Dispute Settlement Appellate Tribunal.
"Terms and Conditions"	The terms and conditions of the Bonds as set out herein.
"TRAI"	Telecom Regulatory Authority of India. An autonomous body set up by the Government of India which operates under the TRAI Act and has been conferred certain regulatory and adjudicatory powers.
"Transfer Agent"	Deutsche Bank AG, London Branch.
"Trust Deed"	The trust deed to be dated on or about 28 February 2007 made between the Company and the Trustee.
"Trustee"	Deutsche Trustee Company Limited.
"UAS Licence"	Unified access services licence.
"UK"	The United Kingdom of Great Britain and Northern Ireland.
"US" or "USA"	The United States of America, its territories and its possessions and the District of Columbia.
Vodafone	Vodafone Group Plc.
"VSNL"	Videsh Sanchar Nigam Limited, a public limited company incorporated under the Companies Act.
"WLL"	Wireless in Local Loop. It denotes the use of wireless technology for the last mile access by fixed-line service providers. CDMA and TDMA are among the commonly used technologies for providing wireless in the Local Loop.

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Summary

This summary highlights information contained elsewhere in this Offering Memorandum. This summary does not contain all the information that should be considered before deciding to invest in the Bonds. The Company recommends reading this entire Offering Memorandum carefully, including the financial statements and related notes included elsewhere in this Offering Memorandum.

Overview

As a result of the restructuring of Reliance Industries Limited, an Indian conglomerate with its principal business interests in India relating to petroleum refining, exploration and production of oil and gas, petrochemicals and telecommunications, the Company became the holding company of a number of telecommunications companies formerly controlled by Reliance Industries Limited.

Following completion of the reorganisation, the Group provides a comprehensive range of telecommunications products and services in India and globally. The Company has operations of its own and also conducts its business through subsidiaries, principally Reliance Telecom Limited ("RTL"), Reliance Communications Infrastructure Limited ("RCIL") and FLAG Telecom Group Limited ("FLAG Telecom"). Further, pursuant to the completion of the reorganisation, Reliance Infocomm Limited ("RIC") has been merged with the Company with effect from 12 September 2006.

References in this Offering Memorandum to the Company's operations may, where the content permits, include references to RIC's operations since RIC (the main operating company) was merged with the Company pursuant to the reorganisation plan and became an operating division of the Company. References to the "Group" are to the Company and its associated companies, including its material subsidiaries RTL, RCIL and FLAG Telecom.

History

The Company was originally incorporated in India on 15 July 2004 under the Companies Act, 1956 as a private limited liability company under the name of Reliance Infrastructure Developers Private Limited. Subsequently, the Company changed its status to a public limited company and changed its name from Reliance Infrastructure Developers Private Limited to Reliance Communications Ventures Limited and subsequently to its present name, Reliance Communications Limited, with effect from 7 June 2006.

In March 2006, the Company's Shares were listed on the BSE and NSE and in August 2006 its global depositary receipts were listed on the Luxembourg Stock Exchange. The Company also completed an offering of foreign currency convertible bonds in May 2006.

Current corporate structure

The following chart sets forth the current corporate structure of the Company and its material subsidiaries as of the date of this Offering Memorandum.



Reliance Communications Limited*
100%
100%
100%
FLAG Telecom Group Limited
Reliance Telecom Limited
Reliance Communications Infrastructure Limited

* See Note 5 on page F-25 of our financial statements for a complete list of the Company's subsidiaries.

Strengths and competitive advantages

The Company believes its business is characterised by the following competitive strengths:

- *Pan-India network.* The Group is among the few players in India with a pan-India network. Pan-India coverage enables the Group to provide seamless roaming services, provide innovative plans like the OneIndia tariff plan and connect the offices of corporate customers across the country for enterprise solutions.
- *Leading market shares.* As of 31 December 2006, the Group was India's largest integrated communications service provider in the private sector (in terms of customer base) with an individual, enterprise and carrier customer base. The Company is also a leading player in the international long distance market with an estimated market share of over 40 per cent., carrying about 5.0 billion international minutes annually.
- *Recognised and trusted telecom brand.* Each product and service offered by the Group bears the "Reliance" brand. The Company believes that the Reliance brand ranks in the top ten service brands in India. The strength of the Reliance brand in the telecommunications sector is further reinforced by its integration with the brand architecture of the Reliance ADA Group, one of the foremost business groups in India.
- *Diversified revenues.* The Company is a fully integrated telecommunications service provider in India. It currently derives around 61 per cent. of revenues (pre-elimination) from its wireless business, around 30 per cent. from its global business (which includes international and national long distance services) and around 7 per cent. from its broadband business. The Company expects that revenues from the broadband business will increase as a proportion of total revenues in the future.
- *Integrated network and innovative product offerings.* The extensive nature of the integrated network rolled out by the Group, which is one of the most advanced and extensive networks in India, provides a critical advantage. The Group has introduced a variety of value-added services involving the transmission of data together with voice traffic and plans to increase the proportion of its revenues derived from such services.
- *Extensive distribution network.* The Group has one of the most extensive distribution and service networks among all telecommunications service providers in India.

Strategy

In order to meet the challenges of competition and enhance its long-term growth prospects, the Company aims to:

- maintain its leading position in the wireless business by maximising its reach, integrated network, quality customer service and effective marketing;
- enhance the network and service infrastructure to service customers better throughout India;
- deploy wireless broadband services leveraging existing network and infrastructure;
- utilise the convergence between fixed line and wireless and between data and voice traffic and capture maximum telecommunications revenue potential by offering innovative bundled products across wireless, fixed-line and data services;
- position itself as a global telecommunications carrier by establishing additional points of presence and terabyte connectivity in other countries through its international subsidiaries such as FLAG Telecom;
- expand its customer base by investing in value-added broadband services such as video on demand, cable television, online gaming, video chat and conferencing, digital movies and music utilising its existing intra-city backbone and through its last mile connectivity;
- invest in development of 3G mobile telecommunications operations in India; and
- examine opportunities to grow through acquisitions and investments in India and overseas.

The offering

The following is a general summary of the offering of the Bonds. This summary is derived from and should be read in conjunction with the full text of the Terms and Conditions and the Trust Deed constituting the Bonds. Capitalised terms used in this section shall have the meaning ascribed to them elsewhere in this Offering Memorandum. The Terms and Conditions shall prevail in the event of any inconsistency with the terms set out in this section.

Company	Reliance Communications Limited, a public company incorporated in India with limited liability.
The Offering	U.S.$1,000,000,000 Zero Coupon Convertible Bonds due 2012 are being offered outside the United States in reliance on Regulation S and other applicable laws.
Issue Price	The Bonds will be issued at 100 per cent. of their principal amount.
Closing Date	28 February 2007.
Maturity Date	1 March 2012.
Interest	The Bonds will not bear any interest except for default interest as provided for in Condition 7 (Payments).
Status of the Bonds	The Bonds will constitute direct, unsubordinated, unconditional and (subject to Condition 5 (Negative Pledge) of the Terms and Conditions) unsecured obligations of the Company and shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Company under the Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable law and subject to Condition 5 (Negative Pledge) of the Terms and Conditions, at all times rank at least equally with all of its other present and future direct, unsubordinated, unconditional and unsecured obligations.
Rating of the Bonds	The Bonds are not, and are not expected to be, rated by any rating agency.
Conversion Right	The Bonds are convertible by Bondholders into Shares or GDSs at any time on or after 9 April 2007 up to the close of business (at the place the Bonds are deposited for conversion) on 18 February 2012 or, if such Bond shall have been called for redemption before 1 March 2012, then up to the close of business (at the place aforesaid) on a date no later than seven business days (at the place aforesaid) prior to the date fixed for redemption thereof.
Conversion Price	The Conversion Price (subject to adjustment in the *manner* provided in the Terms and Conditions) will initially be Rs.661.23 per Share with a fixed rate of exchange on conversion of Rs.44.11 = U.S.$1.00. If all the Bonds were converted at the initial Conversion Price, approximately 66,709,012 Shares would be issuable.
Negative Pledge	For so long as any Bond remains outstanding, the Company will, *inter alia*, not, and will procure that none of its Subsidiaries will, create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its undertaking, assets or revenues, present or future, to secure certain types of indebtedness. See "Terms and Conditions of the Bonds—Negative Pledge".

Redemption at Maturity	Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each Bond at 127.69 per cent. of its principal amount on the Maturity Date.
Redemption at the Option of the Company	On or at any time after 28 February 2010 and on and prior to the Maturity Date, the Company may, subject to certain conditions, redeem the Bonds in whole but not in part, provided that no such redemption may be made unless the Aggregate Value (as defined in the Terms and Conditions) on each Trading Day during a period of not less than 30 consecutive Trading Days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 per cent. of the Early Redemption Amount in respect of each U.S.$100,000 Bond on such Trading Day. The Bonds may be redeemed, in whole, but not in part, at the option of the Company at any time, subject to satisfaction of certain conditions including obtaining RBI approval, at their Early Redemption Amount at the date fixed for redemption if less than 10 per cent. in aggregate principal amount of the Bonds originally issued is outstanding. See "Terms and Conditions—Redemption, purchase and cancellation—Redemption at the option of the Issuer".
Repurchase of Bonds in the Event of Change of Control	Unless the Bonds have been previously redeemed, converted or purchased and cancelled, each Bondholder shall have the right, at such Bondholder's option, upon the occurrence of a Change of Control to require the Company to redeem in whole but not in part such Bondholder's Bonds at the Early Redemption Amount on the date fixed for such repurchase. See "Terms and Conditions—Redemption, purchase and cancellation—Redemption for Change of Control".
Repurchase of Bonds in the Event of Delisting	Unless the Bonds have been previously redeemed, converted or purchased and cancelled, in the event that the Shares cease to be listed or admitted to trading on the BSE or the NSE, each Bondholder shall have the right, at such Bondholder's option, to require the Company to redeem all (but not less than all) of such Bondholder's Bonds at the Early Redemption Amount on the date fixed for such repurchase. See "Terms and Conditions—Redemption, purchase and cancellation—Delisting Put Right".
RBI Approval Required for Early Redemption or Repurchase	Under current regulations of the RBI applicable to convertible bonds issued by Indian companies, the Company would require the prior approval of the RBI before providing notice for or effecting any redemption or repurchase prior to the Maturity Date.
Form and Denomination of Bonds	The Bonds will be issued in registered form in the denomination of U.S.$100,000 each or in integral multiples thereof. The Bonds will be represented by the Global Certificate which on the Closing Date will be deposited with, and registered in the name of, BT Globenet Nominees Limited, the nominee for the common depositary for Euroclear and Clearstream, Luxembourg.

Events of Default	For a description of certain events that will permit acceleration of repayment of principal and premium of the Bonds, see "Terms and Conditions—Events of Default".
Market for the Shares, Listing and Share Ownership Restrictions	The outstanding Shares of the Company are listed on the BSE and NSE. There are restrictions on investments in shares of Indian companies, including the Shares, by non-residents of India. See "Foreign investment and exchange controls".
Clearance	The Bonds will be cleared through Euroclear and Clearstream, Luxembourg (the "Clearing Systems"). The Clearing Systems each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective accountholders.
Global Certificate	For as long as the Bonds are represented by the Global Certificate and the Global Certificate is held by a common depositary for the Clearing Systems, payments of principal and premium in respect of the Bonds represented by the Global Certificate will be made without presentation of, or if no further payment falls to be made in respect of the Bonds against presentation and surrender of, the Global Certificate to or to the order of the Paying Agent for such purpose. The Bonds which are represented by the Global Certificate will be transferable only in accordance with the rules and procedures for the time being of the relevant Clearing System.
Taxation	All payments of principal and premium made by the Company will be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of India or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such event, the Company will pay, subject to Condition 9 (Taxation) of the Terms and Conditions, such additional amounts as will result in the receipt by the Bondholders of net amounts after such deduction or withholding equal to the amounts which would otherwise have been receivable by them had no such deduction or withholding been required. The Bonds will have the benefit of the tax concessions available under the provisions of Section 115AC of the Indian Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, promulgated by the Government, as amended from time

	to time. Such tax concessions include withholding at a reduced rate of 10.0 per cent. plus the applicable surcharge on such tax payable and education cess as applicable on such tax in respect of premium on the Bonds. Under current Indian laws, tax is not payable by the recipients of dividends on shares. See "Terms and Conditions—Taxation".
Selling Restrictions	There are restrictions on the offer, sale and/or transfer of the Bonds in, among others, the United States, European Economic Area, the United Kingdom, Hong Kong, Singapore and India. For a description of the selling restrictions on offers, sales and deliveries of the Bonds, see "Subscription and sale".
Governing Law	The Bonds will be governed by, and construed in accordance with, the laws of England.
Eligibility	The Company is eligible to raise funds from the Indian capital markets and has not been restrained from accessing the securities markets by the SEBI and is eligible to issue foreign currency convertible bonds ("FCCBs") under Indian law.
Government of India Approvals	Pursuant to a press release issued by the Ministry of Finance, Government of India, the RBI issued on 31 January 2004 (as revised on 23 February 2004, 1 April 2004, and by the Master Circular of 1 July 2004, the Master Circular of 1 July 2005, A.P. (DIR Series) Circular No. 5 of 1 August 2005 and Master Circular No.02/2006-7 dated 1 July 2006) a revised policy for the issue of FCCBs by Indian corporates that allows Indian corporates to issue FCCBs up to U.S.$500 million under the "automatic route" (without the prior approval of the RBI). Since the present offering exceeds U.S.$500 million, the Company has obtained the approval of the RBI by way of its letters dated 30 June 2006 and 21 February 2007.
Listings	Approval in-principle has been obtained for the listing of the Bonds on the SGX-ST. The Bonds will be traded on the SGX-ST in a minimum board lot size of U.S.$200,000 for so long as the Bonds are listed on the SGX-ST. The Company has undertaken to apply to have the Shares deliverable upon conversion of the Bonds approved for listing on the BSE and the NSE.
Trustee	Deutsche Trustee Company Limited.
Principal Paying and Conversion Agent	Deutsche Bank AG, London Branch.
Registrar and Transfer Agent	Deutsche Bank Luxembourg S.A.
Use of Proceeds	The net proceeds of this offering of the Bonds after deduction of underwriting fees, discounts and commissions, but before deduction of other expenses relating to this offering, are estimated to be approximately U.S.$995.0 million. The Company intends to use the net proceeds from this offering of Bonds for capital expenditure in the Company's operations and any other purpose as permitted under relevant approvals and applicable Indian laws.

Lock-up Agreements	None of the shareholders defined as promoters of the Company as per the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000 (the "Promoters") nor any person acting on their behalf, nor any related person will, or will announce an intention to, at any time during the period commencing on the date hereof and ending 90 days after the Closing Date, without the prior written consent of the Joint Lead Managers, (A) issue, offer, sell, contract to issue, offer or sell, or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) (a "Transfer") (i) any Shares or any securities convertible or exchangeable into or exercisable for Shares or any warrants or other rights to purchase or subscribe or otherwise acquire Shares or (ii) any security or financial product whose value is determined directly or indirectly by reference to the price of the Shares, including equity swaps, forward sales and options representing the right to receive any Shares or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in (A) or (B) above is to be settled by delivery of Shares or any other securities, in cash or otherwise. This restriction does not apply to (X) any pledge over any Shares given to secure any loan made to the holder of such Shares or to the Company or (Y) the issue of the Bonds under the Subscription Agreement or the issue of Shares pursuant to the conversion of any Bonds, or (Z) a sale by the Promoters of up to 5 per cent. of the issued share capital of the Company in a sponsored depositary receipt offering by the Company in the international markets, where the Company does not Transfer any Shares itself but the Company may facilitate such sponsored sale of Shares including without limitation by way of public announcements and regulatory filings. The Company is not subject to any lock-up and is therefore free to issue Shares or any securities convertible or exchangeable into or exercisable for Shares or any warrants or other rights to purchase or subscribe or otherwise acquire Shares or other similar instruments.

Risk factors

The risks described below, together with the other information contained in this Offering Memorandum, should be carefully considered before making an investment decision. The risks described below are not the only ones relevant to the Company, the Bonds or the Shares or GDSs. Additional risks not presently known to the Company or that it currently deems immaterial may also impair its business operations. The business, financial condition and/or results of operations of the Company could be materially and adversely affected by any of these risks.

This Offering Memorandum also contains forward-looking statements that involve risks and uncertainties. The actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the considerations described below and elsewhere in this Offering Memorandum.

Risk factors relating to the Company

The Company requires substantial amounts of capital for its business operations, and the failure to obtain additional financing in the form of debt or equity may materially and adversely affect its ability to grow as well as its future profitability.

The Company's businesses are highly capital intensive, requiring substantial amounts of capital to build, maintain and operate its networks. The Company also requires significant amounts of capital to market and distribute its services and products, to develop new services and products, to develop and implement new technologies and to acquire and invest in other telecommunications companies or licence areas and acquire spectrum rights. If the Company has committed capital expenditures and experiences a reduction in demand from subscribers or declining average revenue per user ("ARPU"), its financial condition and results of operations could be materially and adversely affected. The Company's current estimation of its capital requirements is approximately Rs.77.0 billion for fiscal 2007 and Rs.115.0 billion for fiscal 2008, for use primarily on network expansion and upgrading information technology systems and passive infrastructure.

The actual amount and timing of the Company's future capital requirements may also differ from estimates as a result of, among other things, unforeseen delays or cost overruns in establishing, expanding or upgrading its networks, unanticipated expenses, regulatory reform, engineering and design changes and technological changes. To the extent that the Company's capital requirements exceed available resources, it will be required to seek additional debt or equity financing. Additional debt financing could increase its expense cost and require the Company to comply with additional restrictive covenants in any financing agreements it enters into with a view to obtaining additional debt financing. Additional equity financing could dilute the Company's earnings per share and investor's interest in the Company, and could adversely impact its share price. In addition, the new Indian regulations on foreign investment in the telecommunications sector impose significant restrictions on the Company, including requiring it to limit the aggregate direct and indirect foreign investment in the Company to no more than 74 per cent., thereby restricting its ability to raise additional funds by the issue of shares or convertible securities to persons resident outside India.

Any inability to obtain sufficient financing could result in the delay or abandonment of the Company's development and expansion plans or its inability to continue to provide appropriate levels of service in all or a portion of its markets. As a result, if adequate capital is not available, there could be a material adverse effect on the Company's business, results of operations, financial condition and prospects.

The Company may acquire or make strategic investments in complementary businesses, or enter into strategic partnerships or alliances with third parties in order to enhance its business. If the Company has difficulty in identifying acquisition candidates or obtaining satisfactory acquisition financing, it may not be able to implement any acquisition plans.

As part of its strategy, the Company may acquire or make strategic investments in complementary businesses, or enter into strategic partnerships or alliances with third parties in

order to enhance its business. In January 2007, the Company's Board of Directors confirmed that the Company was considering the potential acquisition of a 67 per cent. stake in Hutchison Essar Limited ("Hutchison Essar"), a company that is involved in the mobile telecommunications market in India. Together with other interested parties, the Company participated in the bidding process for the acquisition of this stake. Based on publicly available information, it has been announced that a competing bidder was successful in the bidding process for this acquisition. The Company remains interested in identifying acquisition opportunities as and when these arise, including, if appropriate, acquisitions which may be of a significant size and scale. If any such acquisition is undertaken, there can be no assurance as to the impact or success of the acquisition. It is possible that the Company may not identify suitable acquisition, strategic investment or strategic partnership candidates, or, if it does identify suitable candidates, it may not complete those transactions on terms commercially acceptable to it, or at all.

Further, the Company's acquisition strategy may require it to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. The Company may not be able to finance acquisitions on terms satisfactory to it. The inability to identify suitable acquisition targets or investments, or the inability to complete such transactions, may affect the Company's competitiveness and its growth prospects.

Failure by the Company to manage any of its acquisitions may cause its profitability to suffer.

The Company continuously evaluates merger and acquisition opportunities and may decide to undertake mergers or acquisitions in the future, if suitable opportunities arise. These may require significant investments which may not result in favourable returns. Acquisitions involve risks, including:

- unforeseen contingent risks or latent liabilities relating to target businesses that may only become apparent after the merger or acquisition is finalised;
- potential difficulties in the integration and management of business operations and systems;
- potential difficulties in the retention of select personnel;
- potential difficulties in the co-ordination of sales and marketing efforts; and
- diversion of its management's attention from other ongoing business concerns.

If the Company is unable to integrate the operations of an acquired business successfully or manage such future acquisitions profitably, its growth plans may not be met and its revenue and profitability may decline.

The Company's ability to obtain additional financing on favourable commercial terms depends on a number of factors.

The Company's ability to obtain additional financing on favourable commercial terms, if at all, will depend on a number of factors, including its future financial condition, results of operations and cash flows, general market conditions for telecommunications companies and economic, political and other conditions in the markets where it operates. As of 31 December 2006, the Company's net debt to equity ratio was 0.15. After giving effect to the use of proceeds for this offering (on the basis of the assumptions described in the "As Adjusted" column in the table shown under "Capitalisation"), its adjusted net debt to equity ratio would have been 0.34 as of 31 December 2006.

Further, the Company's leverage may continue to constrain its ability to raise incremental financing or the cost at which it could raise such financing. The agreements in respect of some of the Company's debt contain certain covenants including compliance reporting requirements and other restrictions which may limit its ability to borrow additional funds, make capital expenditure and investments, declare dividends, merge or incur additional liens. The Company may similarly need to obtain the consent of some or all of its lenders to undertake some or all of these activities. In addition, the Company is subject to a number of risks associated with debt financing, including: the risk that cash flow from operations will be insufficient to meet required payments

of principal and interest; the risk that the payment of interest on and the repayment of its foreign currency loans may be adversely affected if the Rupee depreciates; the risk that, to the extent that it maintains floating rate indebtedness, interest rates will fluctuate to its detriment; and the risk that it may not be possible to obtain refinancing on favourable terms when required. In particular, the Company has a number of working capital financings and other short-term debt facilities which have been extended to it by various banks on a yearly basis. While the Company has in the past been successful in negotiating with banks to roll-over or refinance its short-term debt instruments and obtain sufficient credit, there can be no assurance that it will be able to continue to do so in the future, which may result in liquidity problems for the Company and a need to find alternate sources of funding. Although the Company anticipates that it will be able to repay or refinance existing debts (including certain loans with proceeds from this offering), together with any other indebtedness when they mature, there can be no assurance that it will be able to do so.

In addition, the Company has granted security in favour of its lenders over, among other things, immovable assets by way of an equitable mortgage and hypothecation of its movable assets both present and future pursuant to its loan and security agreements. If it is unable to fulfil its payment obligations under the loan agreements, its property and assets could be forfeited or transferred. These security arrangements also restrict the Company's ability to grant security over its property and assets. The existing security in favour of its lenders may affect its ability to raise additional money and grant additional security.

The Government and other authorities have initiated several adverse actions and/or imposed substantial fines and penalties against the Company for alleged breaches of licence conditions and/or other alleged breaches of laws, rules and regulations, which if sustained may have a material adverse impact on the Company's operations, financial condition and prospects.

The Government and other authorities have initiated several actions, and/or imposed substantial fines and penalties, against the Company for alleged breaches of licence conditions and/or other alleged breaches of laws, rules and regulations. The Company has provided for liabilities in respect of some of the major legal proceedings. There can be no assurance that the Company will succeed in its defence against such actions. See "Business—Legal proceedings".

The Promoters own a significant number of the Company's issued Shares and they may take actions that are not in the Bondholders' best interests.

The Promoters owned approximately 67 per cent. of the Company's issued Shares as of 31 December 2006. As a result, they have the ability to exercise control over many matters requiring approval by shareholders. This control could influence a change in control in the Company, impede a merger, consolidation, takeover or other business combination involving the Company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company even if that was in the Company's or the Bondholders' best interests.

Further, there can be no assurance that the Promoters will not have conflicts of interest with other shareholders. Any such conflicts may adversely affect the Company's ability to execute its business strategy or to operate its business.

Risks relating to the telecommunications industry

Required licences and permits may be difficult to obtain, and once obtained may be amended or revoked or may not be renewed.

The operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local government and/or regulatory authorities. The Company's operating licences specify the services that it can offer and the frequency spectrum it can utilise for wireless operations. These licences are subject to review, interpretation, modification or termination by the relevant authorities. There is no assurance that the relevant authorities will not take any action that could materially and adversely affect the Company's operations. While operating licences are generally renewable upon expiration,

there is no assurance that they will be renewed or that any renewal on new terms will be commercially favourable or acceptable to the Company. If the Company fails to renew any of its licences, it may lose the ability to continue to operate the affected business and the realisable value of the relevant network infrastructure and related assets may be materially and adversely affected.

The deployment of networks by the Company requires various approvals or permits from national, state, regional or local government and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits may include building, construction and environmental permits, antenna and mast deployment approvals and other planning permissions. The Company has experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits which may require it to seek alternative cell sites and/or incur considerable effort and expense where a suitable alternative cell site is not available.

There is no assurance that the difficulties which the Company has experienced, or may continue to experience, in obtaining required approvals or permits will not materially and adversely affect its financial condition, results of operations and prospects.

Some of the licences impose network build-out and other operating targets and conditions, and the Company may be subject to fines or the licences could be revoked if it fails to meet these conditions.

The rules issued by some government regulatory authorities having jurisdiction over the Company's operations require it to meet specified network build-out requirements and schedules. In addition, the Company's licences typically require satisfaction of various obligations, including minimum specified quality, service, coverage and capital investment criteria. Failure to comply with these obligations could result in the imposition of fines or the revocation or forfeiture of the licence for that area. Furthermore, the need to meet scheduled deadlines may cause the Company to expend more resources than otherwise budgeted for a particular network build-out. There is no assurance that the Company will be able to fully comply with the terms and conditions of these licences and permits. Failure by the Company to comply with applicable law with respect to required licences, permits or consents could materially and adversely affect the financial condition, results of operations and prospects of the Company and its subsidiaries.

Rapid technological changes may increase competition and render the Company's technologies, products or services obsolete.

The telecommunication services industry is characterised by rapid technological change and significant capital requirements. For example, the "WiFi" and "WiFi Max" technology which allows for voice data transfer has now been tested and handsets have been developed and are being made available. This technology may emerge as serious competition to the Company's business in voice data communications. Similarly "Skype", which is a satellite communication voice data transport medium, may become a serious competitor in the long distance voice data transfer business.

Given the fast pace of technological innovation in the telecommunication sector, the Company faces the risk of technology becoming obsolete and may need to invest significantly large amounts to upgrade its networks or use new technologies. In particular, the Company has invested and continues to invest in developing its national 3G networks. There is no assurance that the services enabled by new technologies will be accepted by customers to the extent required to generate an acceptable rate of return. In addition, the Company faces the risk of unforeseen complications in the deployment of these new services and technologies, and there is no assurance that the estimate of the necessary capital expenditure to offer such services will not be exceeded. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost-effective. The failure of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability. Any such change could materially and adversely affect the Company's financial condition and results of operations.

The Company is dependent on interconnection with its competitors' networks and associated infrastructure as well as roaming arrangements with other telecommunications operators.

The Company's ability to provide commercially viable wireless and fixed-line telecommunications services depends, in part, upon its interconnection arrangements with other telecommunications operators. In particular, it is dependent on interconnection with its competitors' wireless and fixed-line networks and associated infrastructure for the successful operation of its business. The framework by which interconnection charges are made is regulated by the relevant Government authorities. Any change to the framework or the basis upon which interconnection charges are made is likely to require the renegotiation of its existing interconnection agreements. There is no assurance that the Company will be able to maintain its interconnection agreements on terms that are commercially acceptable or that any material increase in its interconnection expenses would not have a material adverse effect on its financial condition and results of operations.

The Company is also dependent upon roaming agreements with other telecommunications operators, under which customers of these other telecommunication operators are permitted to roam on the Company's networks, as a source of revenue. If these roaming agreements were to terminate, or if the other telecommunications operators were to deploy incompatible technologies, the Company's roaming revenues and profits may be materially reduced, and its customer base may also be impacted.

The Company's ability to deliver services may be interrupted due to a systems failure or shutdown of the networks.

The Company's services are currently carried through wireless and fixed-line telecommunications networks, as well as through its transmission networks comprised of optical fibre cable, microwave, submarine cable and satellite transmission links. The operation of these networks may be vulnerable to damage or interruptions due to adverse weather conditions, earthquakes, fires, floods, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. Any failure of the networks, servers, or any link in the delivery chain that results in an interruption in the operation or provision of any of the Company's services, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage its ability to attract and retain subscribers and materially and adversely affect its financial condition, results of operations and prospects.

The spectrum allocated to the Company may be insufficient for the expansion of the Company's mobile telecommunications business.

The operation of mobile telecommunications networks of the Company's subsidiaries is limited by the amount of spectrum allocated to them in the jurisdictions where they operate. Allocation of spectrum is determined by the relevant Government authorities. In determining spectrum allocation, Government authorities generally seek to ensure choice of services, efficient use of spectrum and continuity of customer service while maintaining technology neutrality and providing a stable investment environment. The current spectrum allocation may not be sufficient for expected subscriber growth going forward, and the Company's future profitability may be materially and adversely affected if allocated spectrum proves inadequate in the future for the expansion of its mobile telecommunications business.

The Company may be adversely affected by changes in the tariff structures for its services.

The Company is subject to regulations on its tariff structures. There can be no forecast or assurance on the timing, likelihood or likely magnitude of any future tariff adjustments generally or the extent of any potential impact such tariff adjustments, including any increase in applicable service taxes, would have on the business of the Company's. There is no assurance that the Company's business, financial condition and results of operations will not be materially and adversely affected by any government-mandated or other tariff adjustments in the future.

The Company's business relies on sophisticated billing and credit control systems, and any problems with these systems could interrupt its operations.

Sophisticated billing and credit control systems are critical to the ability of the Company to increase revenue streams, avoid revenue losses, monitor costs and potential credit problems and bill their customers properly and in a timely manner. New technologies and applications are expected to create increasing demands on billing and credit control systems. Any failure to properly capture the services provided and to charge the appropriate fees will have a material adverse effect on the Company's revenue. Any damage to or interruptions in operation or failure of servers which are used for the billing and credit control systems of the Company, could result in an interruption in its operations, and this in turn could materially and adversely affect its financial condition, results of operations and prospects.

The ability to provide commercially viable telecommunications services depends, in part, upon various intellectual property rights owned by the Company and those licenced from third parties.

The Company relies on third-party licences and other intellectual property arrangements to enable it to carry on its business. Network elements and telecommunications equipment including hardware, software and firmware deployed in its network are licenced and/or purchased from various third parties, including from vendors with the intellectual property rights to use these elements and equipment. Although warranties, indemnity and right of termination in the event of any breach or threatened breach of any intellectual property rights are provided in the respective agreements, there is no assurance that the intellectual property rights owned by or licenced to the Company will not be challenged or circumvented by competitors or other third parties, or that the relevant intellectual property rights are valid, enforceable or sufficiently broad to protect the Company's interest or will provide it with any competitive advantage. Any loss or withdrawal of those intellectual property rights could affect the Company's ability to provide its services and could adversely affect its financial condition, results of operations and prospects.

The Company faces significant and intense competition in its markets, which could result in decreases in current and potential customers, revenues and profitability.

The Company faces significant competition in its markets. In particular, competition is expected to intensify among providers of mobile telecommunications services, and this will continue to drive down prices for services and handsets. In addition, number portability requirements, which would enable customers to switch their provider of mobile telecommunications services without changing their mobile phone number, may be introduced in the markets in which the Company operates in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase the Company's marketing, distribution and administrative costs, slow growth in the number of subscribers and reduce its revenues. As a substantial number of the Company's subscribers are prepaid, it does not have long-term contracts with those subscribers and is more susceptible to subscriber churn in these markets.

The Company's market position will also depend on effective marketing initiatives and its ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors and changes in consumer preferences and economic, political and social conditions in the markets in which it operates. Any failure by the Company to compete effectively, including in terms of pricing of services, acquisition of new subscribers and retention of existing subscribers, could have a material adverse effect on its financial condition and results of operations.

The Company also competes with companies such as Mahanagar Telephone Nigam Limited ("MTNL") and Bharat Sanchar Nigam Limited ("BSNL"), which are state-owned enterprises controlled by the Government and which may enjoy certain advantages. For example, BSNL is not required to pay entry fees, giving it a significant competitive edge over other mobile operators. These companies also have interconnect benefits allowing, for example, MTNL to provide, as it has

recently done, local call rates to its subscribers for calls between the metropolitan areas of Mumbai and Delhi. There can be no assurance that the Company will be able to compete successfully with the Government operators and, if the Government does not ensure a level playing field, its business, results of operations, financial condition and prospects could be negatively impacted.

The Company does not own all of the Intellectual property rights in the brands used by it.

The Company does not own all of the intellectual property rights in the brand names used by it for marketing its services. If any of the brands under which the Company and its subsidiaries operate becomes unavailable, they could face disruptions in their operations and, as a consequence, their financial condition and results of operations could be materially and adversely affected. See "Business — Intellectual property rights".

The Company may encounter risks and incur losses with respect to the expansion of its broadband business.

The Company intends to grow its broadband business by expanding its customer base, particularly in the residential consumer segment, in the near future. Such expansion will require substantial capital expenditure. The Company's ability to manage such expansion and the risks associated with it will depend upon the Company's ability to monitor its operations, technological advancement and market demands for various broadband services. Although the Company expects there will be sufficient market demand for such residential broadband services, there can be no assurance that such expansion will be successful or profitable.

The Company and its subsidiaries depend on certain key personnel, and their business and growth prospects may be disrupted if they lose the services of such personnel.

The future success of the Company and its subsidiaries is dependent upon the continued service of their key executives and employees. There is no assurance that they will be able to retain these executives and employees. If one or more of the key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, the business of the Company and its subsidiaries may be significantly disrupted and their financial condition and results of operations may be materially and adversely affected. There is no assurance that the Company and its subsidiaries will be able to attract and retain the key personnel that they will need to achieve their business objectives.

Further, the telecommunications industry requires personnel with diverse skills. Any failure to recruit and retain appropriate employees would adversely affect the Company's business. It also faces significant challenges in training its employees in the rapidly changing telecommunications industry and its inability to do so successfully could adversely impact its operations.

Concerns about health risks relating to the use of mobile handsets may adversely affect the Company's prospects and its subsidiaries.

Media and other reports have linked radio frequency emissions from mobile handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. The Company is not aware of any definitive studies showing that radio frequency emissions cause health problems, but concerns over radio frequency emissions may discourage the use of mobile handsets in the countries in which the Company and its subsidiaries conduct business, which could have a material adverse effect on their business, financial condition and results of operations. Research and studies are ongoing, and there is no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Risk factors relating to India

Political instability or changes in the Government could adversely affect economic conditions in India and consequently the Company's business.

The Company and certain of its material subsidiaries are incorporated in India, derive most of their revenues in India and substantially all of their respective assets are located in India. Consequently, the Company's performance and the market price and liquidity of the Bonds and the Shares may be affected by changes in exchange rates and controls, interest rates, Government policies, taxation, social and ethnic instability and other political and economic developments affecting India.

The Government has traditionally exercised and continues to exercise a significant influence over many aspects of the economy. The business of the Company and certain of its subsidiaries, and the market price and liquidity of the Shares and the Bonds, may be affected by interest rates, changes in Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive governments have pursued policies of economic and financial sector liberalisation and deregulation policies and encouraged infrastructure projects. However, there can be no assurance that such policies will be continued, and a significant change in the Government's policies, in particular, those relating to telecommunications in India, could affect business and economic conditions in India, and could also adversely affect the Company's and certain of its subsidiaries' financial condition and results of operations.

If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, the health of which the business of the Company depends on.

India has experienced communal disturbances, terrorist attacks and riots during recent years. If such events recur, the operational and marketing activities of the Company's subsidiaries may be adversely affected, resulting in a decline in their income.

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighbouring countries, including those between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Hostilities and tensions may occur in the future and on a wider scale. Also, since 2003, there have been military hostilities and continuing civil unrest and instability in Iraq and Afghanistan. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including the Bonds and Shares.

A slowdown in economic growth in India could cause the business of the Company to suffer.

The performance and the growth of the Company businesses are necessarily dependent on the health of the overall Indian economy. The Indian economy has shown sustained growth over the last several years with real GDP growing at 8.4 per cent. for the year ended 31 March 2006, 7.5 per cent. for the year ended 31 March 2005 and 8.5 per cent. for the year ended 31 March 2004. However, the growth in industrial production in India has been variable. Any slowdown in the Indian economy, and in particular in the demand for telecommunications services, or future volatility of global commodity prices, could adversely affect the Company's business.

Investors may have difficulty enforcing foreign judgments against the Company or its management.

The Company is a limited liability company incorporated under the laws of India. Substantially all of its directors and executive officers are residents of India and a substantial portion of its assets and the assets of such persons are located in India. As a result, it may not be possible for investors to effect service of process upon the Company or such persons outside India or to enforce judgments obtained against such parties outside India.

For more details, see "Enforceability of civil liabilities".

There may be less company information available in Indian securities markets than in securities markets in other more developed countries.

There is a difference between the level of regulation, disclosure and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other more developed economies. SEBI is responsible for ensuring and improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in more developed economies. As a result, Bondholders may have access to less information about the business, results of operations and financial condition of the Company and those of its competitors that are listed on the BSE and the NSE and other stock exchanges in India on an ongoing basis than Bondholders may have in the case of companies subject to the reporting requirements of other more developed countries.

The market value of investors' investments may fluctuate due to the volatility of the Indian securities markets.

Indian securities markets are more volatile than the securities markets in certain countries which are members of the OECD. Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of listed securities.

Indian stock exchanges (including the BSE and the NSE) have experienced problems which, if such or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the Shares. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies, stock exchanges and other regulatory bodies, which in some cases may have a negative effect on market sentiment.

Significant differences exist between Indian GAAP used throughout the Company's financial information and other accounting principles, such as US GAAP, with which investors may be more familiar.

The Company's financial statements are prepared in conformity with Indian GAAP, consistently applied during the periods stated, except as provided in the related reports, and no attempt has been made to reconcile any of the information given in this Offering Memorandum to any other principles or to base it on any other standards. Indian GAAP differs from accounting principles and auditing standards with which prospective investors may be familiar in other countries such as US GAAP. See "Summary of significant differences between Indian GAAP and US GAAP".

Risks relating to the Bonds and the Shares

Upon a change of control or delisting of the Shares from both the NSE and the BSE, or upon acceleration following an event of default, the Company may not be in a position to redeem or repay the Bonds.

Under the guidelines on policies and procedures for external commercial borrowings issued by the RBI, any prepayment of an external commercial borrowing prior to its stated maturity requires the prior approval of the RBI. Upon a change of control, or a delisting of the Shares from the NSE or the BSE, Bondholders may require the Company to redeem in whole but not in part such Bondholder's Bonds. Following acceleration of the Bonds upon an event of default, the Company would be required to pay all amounts then due under the Bonds. There can be no assurance that RBI approval of such action would be obtained in a timely manner or at all. The Company may not be able to redeem all or any of such Bonds or pay all amounts due under the Bonds if the requisite RBI regulatory approval is not received.

There is no existing market for the Bonds and an active market for the Bonds may not develop, which may cause the price of the Bonds to fall.

The Bonds are a new issue of securities for which there is currently no trading market. Approval in-principle has been obtained for the listing of the Bonds on the SGX-ST. No assurance can be given that an active trading market for the Bonds will develop, or as to the liquidity or sustainability of any such market, the ability of holders to sell their Bonds or the price at which holders of the Bonds will be able to sell their Bonds. In connection with this offering, each of the Joint Lead Managers or any of their respective affiliates may, for its own account, enter into asset swaps, credit derivatives or other derivative transactions relating to the Bonds and the Shares at the same time as the offer and sale of the Bonds or in secondary market transactions. As a result of such transactions, the Joint Lead Managers may hold long or short positions in such Bonds or derivatives or in the Shares. These transactions may comprise a substantial portion of the offering and no disclosure will be made of such positions. The Joint Lead Managers (or any of their respective affiliates) may have purchased Bonds and been allocated Bonds for asset management and/or proprietary purposes and not with a view to distribution. If an active market for the Bonds fails to develop or be sustained, the trading price of the Bonds could fall. If an active trading market were to develop, the Bonds could trade at prices that may be lower than the initial offering price of the Bonds.

Whether or not the Bonds will trade at lower prices depends on many factors, including (i) the market for similar securities, (ii) general economic conditions, and (iii) the Company's financial condition, results of operations and future prospects.

Certain corporate actions to adjust the Conversion Price of the Bonds may require the approval of the Indian Ministry of Finance.

The Indian Ministry of Finance, through a notification dated 31 August 2005, amended the FCCB Scheme and prescribed certain pricing guidelines in relation to the conversion of FCCBs. The FCCB Scheme provides, among other things, that the conversion price of FCCBs should not be lower than a "floor price" which is calculated with reference to the higher of (i) the six month average share price for the relevant company and (ii) the two week average share price for the relevant company (each such average to be determined on the day which falls 30 days prior to the date of the general meeting approving the issue of the FCCBs). The FCCB Scheme applies to the issue of the Bonds. There can be no assurance that the potential adjustments to the Conversion Price which are provided for under the Terms and Conditions would be permitted by the Ministry of Finance if an adjustment resulted in the Conversion Price falling below the "floor price" referred to above. There can also be no assurance (i) as to how the Ministry of Finance will apply or interpret the FCCB Scheme or whether the restrictions set forth in the FCCB Scheme would prevent the Company from undertaking certain corporate actions, or (ii) that the Ministry of Finance will not prescribe any further pricing guidelines which would deem any adjustments by way of certain corporate actions (including declaration of dividends, issue of Shares by way of

capitalisation of profits or reserves and division of outstanding Shares) to be in contravention of the FCCB Scheme.

Bondholders will bear the risk of fluctuation in the price of the Shares.

The market price of the Bonds is expected to be affected by fluctuations in the market price of the Shares and it is impossible to predict whether the price of the Shares will rise or fall. Trading prices of the Shares will be influenced by, among other things, the financial position of the Company and the results of the Company's operations, and political, economic, financial and other factors. Any decline in the price of the Shares may have an adverse effect on the market price of the Bonds.

Future issues or sales of the Shares may significantly affect the trading price of the Bonds or the Shares and such issues or sales may not result in an adjustment to the Conversion Price provisions in the Terms and Conditions and the Trust Deed.

A future issue of Shares by the Company or the disposal of Shares by any of the Company's major shareholders or the perception that such issues or sales may occur, may significantly affect the trading price of the Bonds or the Shares. Other than the lock-up from the Promoters, there is no restriction on the Company's ability to issue Shares, and there can be no assurance that the Company will not issue Shares or that such issue will result in an adjustment to the Conversion Price provisions in the Terms and Conditions and the Trust Deed.

There are restrictions on daily movements in the price of the Shares, which may adversely affect a Bondholder's ability to sell, or the price at which it can sell, Shares at a particular point in time.

The Company is subject to a daily circuit breaker imposed by all stock exchanges in India which does not allow transactions beyond a certain level of volatility in the price of the Shares. This circuit breaker operates independently of the index-based market-wide circuit breakers generally imposed by the SEBI on Indian stock exchanges. The percentage limit on the Company's circuit breaker is set by the stock exchanges based on the historical volatility in the price and trading volume of the Shares. The stock exchanges do not inform the Company of the percentage limit of the circuit breaker from time to time, and may change it without the Company's knowledge. This circuit breaker effectively limits upward and downward movements in the price of the Shares. As a result of this circuit breaker, there can be no assurance regarding the ability of shareholders to sell the Shares or the price at which shareholders may be able to sell their Shares at a particular point in time.

Exchange rates

The following table sets forth, for the periods indicated, certain information with respect to the exchange rate between the Rupee and the U.S. dollar (in Rupees per U.S. dollar) since 2002 based on the cable transfer buying Rupee/dollar exchange rate quoted by the Federal Reserve Bank of New York on a daily basis. On an average annual basis, the Rupee consistently declined against the U.S. dollar from 1980 until 2002. In 1991, the Government adjusted the Rupee downward by an aggregate of approximately 20 per cent. against the U.S. dollar as part of an economic package designed to overcome an external payment crisis. In 1994, the Rupee was permitted to float fully for the first time. The exchange rate as of 29 December 2006 was Rs.44.11 = U.S.$1.00, and as of 23 February 2007 was Rs.44.08 = U.S.$1.00. No representation is made that the Rupee amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated, any other rate or at all.

Year ended 31 December	Period End	Period Average	High	Low
2002	48.00	48.63	49.07	47.96
2003	45.55	46.59	48.10	45.29
2004	43.27	45.26	46.45	43.27
2005	44.95	44.00	46.26	43.05
2006	44.11	45.19	46.83	43.89
January 2007	44.07	44.21	44.49	44.07
February 2007 (up to 23 February)	44.08	44.00	44.12	43.87

Source: Federal Reserve Bank of New York.

Use of proceeds

The net proceeds from this offering of Bonds, after deduction of underwriting fees, discounts and commissions, but before deduction of other expenses associated with this offering, are estimated to be approximately U.S.$995.0 million. The Company intends to use the net proceeds from this offering of Bonds for capital expenditure in the Company's operations and any other purposes as permitted under relevant approvals and applicable Indian laws.

Capitalisation

The following selected data has been derived from the unaudited financial statements included elsewhere in this Offering Memorandum and sets forth the Company's capitalisation and total debt as of 31 December 2006, as adjusted to give effect to the issuance of the Bonds. The unaudited financial statements have been reviewed by M/s. Chaturvedi & Shah and M/s. BSR & Co., the Company's joint statutory auditors.

This table should be read in conjunction with the unaudited financial statements as at and for the period ended 31 December 2006 and the related notes and schedules and the other financial information contained elsewhere in this Offering Memorandum.

	As at 31 December 2006[1]			
	Actual		As Adjusted	
	(Rs. in millions)	(U.S.$ in millions)[2]	(Rs. in millions)	(U.S.$ in millions)[2]
Short-term debt				
Short-term debt (excluding current portion of long-term debt)	19,779.93	448.42	19,779.93	448.42
Current portion of long-term debt	9,239.38	209.46	9,239.38	209.46
Long-term debt	104,143.08	2,360.99	148,253.08	3,360.99
Total debt	133,162.39	3,018.87	177,272.39	4,018.87
Shareholders' equity				
Paid-up equity shares of Rs.5 each (2,044,614,990 Shares)	10,223.07	231.76	10,223.07	231.76
Statutory reserve fund	10.18	0.23	10.18	0.23
General and Other Reserves	190,352.40	4,315.40	190,352.40	4,315.40
Profit and loss account	24,896.0	564.41	24,896.0	564.41
Debenture redemption reserve	202.57	4.59	202.57	4.59
Minority interest	96.16	2.18	96.16	2.18
Deferred tax liability	11.10	0.25	11.10	0.25
Total shareholders' funds	225,791.48	5,118.82	225,791.48	5,118.82
Total capitalisation	358,953.87	8,137.69	403,063.87	9,137.69

Notes:

(1) There has been no material adverse change in the Company's total capitalisation and debt since 31 December 2006.

(2) The translations from Rupee to U.S. dollar, or U.S. dollar to Rupee, as the case may be, have been made on the basis of the noon buying rate in New York City on 29 December 2006 for cable transfers in Indian Rupees, as certified for customs purposes by the Federal Reserve Bank of New York, of Rs.44.11 = U.S.$1.00.

Dividends

Under the Companies Act, 1956 (the "Companies Act") unless the Board of Directors (the "Board") recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value of Shares. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their Shares on the record date for which such dividend is payable. In addition, as is permitted by the Articles of Association, the Board may announce and pay interim dividends. Under the Companies Act, dividends can only be paid in cash to shareholders listed on the register of shareholders on the date which is specified as the "record date" or "book closure date" or to those shareholders keeping their shares in dematerialised form, a list of which is provided by National Securities Depositary Limited and Central Depositary Services (India) Limited. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of his Shares is outstanding.

Currently, the Company must pay a dividend distribution tax of 12.5 per cent. together with a surcharge of 10.0 per cent. and an education cess (or surcharge) of two per cent. on the tax and surcharge in respect of dividends paid. These are direct taxes payable by the Company. These taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above.

The Company has not declared any dividends since its incorporation on 15 July 2004.

Summary and pro forma financial information

The following summary data should be read in conjunction with the Company's unaudited reviewed consolidated interim financial results, the Company's pro forma financial statements and the audited financial statements of RIC, RCIL and RTL respectively and schedules thereto included elsewhere in this Offering Memorandum.

Further, the Company has made certain quarterly financial information publicly available in the past. This quarterly financial information has not been audited or reviewed by the Company's joint statutory auditors and differs in certain respects from the financial information as at and for the nine-month period ended 31 December 2006 included in this Offering Memorandum, which has been reviewed by the Company's joint statutory auditors.

Solely for the convenience of the reader and to facilitate the presentation of the summary financial data and the pro forma information, the selected data set forth below is presented in a format different from the Company's financial statements. This reformatting generally involves changes in the description or classification of certain amounts from those shown in the Company's financial statements. Neither the information set forth below nor the format in which it is presented should be viewed as comparable to information prepared in accordance with Indian GAAP, US GAAP or other accounting principles.

Indian GAAP differs in certain material respects from US GAAP. For a discussion of significant differences between Indian GAAP and US GAAP, see "Summary of significant differences between Indian GAAP and US GAAP".

Interim financial information

The summary financial information below as of and for the nine-month period ended 31 December 2006 has been extracted without material adjustment from the Company's interim consolidated financial statements for such period. The unaudited financial statements have been reviewed by M/s. Chaturvedi & Shah and M/s. BSR & Co., the Company's joint statutory auditors.

Pro forma financial information

The summary pro forma financial information below as of and for the year ended 31 March 2006 has been prepared using significant adjustments together with assumptions of the management (which have not been independently verified) which are not fully set out herein. The Company announced a comprehensive reorganisation plan to increase its interest in Reliance Infocomm Limited ("RIC"), RCIL and RTL to 100 per cent. The reorganisation plan was approved by the High Court of Judicature at Bombay on 21 July 2006. Pursuant to the reorganisation plan, RIC was merged with the Company and became an operating division of the Company while RCIL and RTL became wholly owned subsidiaries of the Company. The following pro forma financial information has been prepared by consolidating the amalgamating companies, resultant subsidiaries and their downstream subsidiaries for the year ended 31 March 2006 by eliminating inter-company transactions. The reorganisation plan became effective from 12 September 2006. However, there can be no assurance that the following pro forma financial information is necessarily indicative of the Company's financial condition or results of operations for the year ended 31 March 2007. The pro forma financial information has been reviewed by M/s. RSM & Co.

Subsidiaries financial information

The summary financial information below with respect to RIC, RCIL and RTL as of and for the years ended 31 March 2006 and 2005 has been extracted without material adjustment from their respective audited unconsolidated financial statements for such years. The unconsolidated financial statements have been audited by M/s. Chaturvedi & Shah.

	For the nine-month period ended 31 December 2006 (Company)		Pro forma for the year ended 31 March 2006 (Company)	For the full year ended 31 March					
				RIC		RCIL		RTL	
	2006		2006	2005	2006	2005	2006	2005	2006
	(in Rs. million)	(in U.S.$ million)	(in Rs. million)						
Profit and Loss Account									
Data Income									
Services	103,888.9	2,355.2	106,272.6	53,870.0	86,099.2	7,546.9	8,515.5	4,529.3	6,589.4
Sales and Marketing Income	—	—	—	—	—	588.6	2,175.5	—	—
Other Income	1,424.8	32.3	1,390.9	—	3.3	136.60	455.6	2.7	1.4
Total Income	105,313.7	2,387.5	107,663.5	53,870.0	86,102.5	8,272.04	11,146.6	4,531.9	6,590.8
Expenditures									
Cost of Sales/Access Share and Licence Fees	27,844.7	631.3	40,404.1	24,704.9	38,519.6	—	—	1,196.4	1,884.5
Network Operations Expenses	12,313.9	279.2	15,346.0	5,218.9	8,826.3	3,681.8	4,652.5	378.1	534.2
Salaries and Related Cost	6,627.8	150.3	8,394.3	4,230.8	5,644.1	133.2	119.4	174.3	252.8
Sales and Distribution Expenses	12,343.0	279.8	10,357.7	5,269.3	8,944.1	1,165.3	2,226.4	133.0	293.9
General and Administration Expenses	5,330.1	120.8	8,429.2	2,675.9	5,254.9	809.6	872.1	222.5	343.5
Total Expenditure	64,459.5	1,461.4	82,931.3	42,099.8	67,189.0	5,789.9	7,870.4	2,104.4	3,309.0
Operating Profit Before Interest, Administration and Depreciation	40,854.2	926.2	24,732.2	11,770.2	18,913.5	2,482.2	3,276.2	2,427.6	3,281.8
Finance Charges	395.2	8.9	2,594.7	(587.6)	1,513.0	(1,243.6)	533.9	350.5	229.4
Net Provision for Doubtful Debts	—	—	—	2,357.5	736.9	—	—	—	—
Operating Profit (Loss) before Amortisation and Depreciation	40,459.0	917.2	22,137.5	10,000.3	16,663.6	3,725.8	2,742.2	2,077.0	3,052.3
Amortisation and Depreciation	25,262.0	572.8	16,947.8	9,438.8	12,062.3	3,544.8	3,051.6	1,953.2	2,618.0
(Less) Transfer from Revaluation Reserves and Provision for Business Restructuring	(6,987.0)	(158.5)							
	18,275	414.30							
Preliminary Expenses Written-Off	0.4	0.0	39.0	8.2	25.4	3.3	5.7	—	—
Profit (Loss) before Exceptional Items	22,183.6	502.9	5,150.7	553.3	4,575.9	177.7	(315.1)	123.8	434.3
Exceptional and Non-Recurring Items	326.7	7.4	374.3	—	22,612.8	—	20,487.4	—	—
Prior Period Items	—	—	—	—	—	—	218.2	—	—
Profit before Tax	21,856.9	495.5	4,776.4	553.3	(18,036.9)	177.7	(21,020.7)	123.8	434.3
Provision for Current Tax	346.9	7.9	150.8	43.6	—	14.0	—	9.7	35.9
Provision for Fringe Benefit Tax	108.5	2.5	171.7	—	147.4	—	10.0	—	7.2
Deferred Tax	10.7	0.2	14.8	—	—	—	—	—	—
Net Profit (Loss)	21,390.8	484.9	4,439.1	509.7	(18,184.3)	163.7	(21,030.7)	114.1	391.1

	As at 31 December 2006 (Company)		Pro forma as at 31 March 2006 (Company)	As at 31 March					
				RIC		RCIL		RTL	
	2006		2006	2005	2006	2005	2006	2005	2006
	(in Rs. million)	(in U.S.$ million)		(in Rs. million)					
Balance Sheet Data									
Current Assets:									
Inventories	2,787.9	63.2	4,075.5	525.0	659.7	8,268.4	2,931.2	33.4	22.5
Sundry Debtors	20,131.7	456.4	16,808.1	9,551.8	6,784.8	653.0	1,609.6	206.5	259.9
Cash and Bank Balances	64,142.2	1,454.1	37,994.9	761.2	193.2	3,714.7	7,314.7	8.6	11.3
Other Current Assets	4,452.8	100.9	764.9	—	1,445.5	97.1	575.5	—	—
Loans and Advances	23,772.7	538.9	23,667.5	39,468.4	85,911.6	53,013.6	12,101.4	246.4	373.1
Total Current Assets	115,287.3	2,613.6	83,310.9	50,306.4	94,994.8	65,746.7	24,532.4	494.9	667.0
Current Liabilities and Provisions . . .	153,659.3	3,483.5	98,874.4	20,821.5	50,610.5	67,802.6	59,913.3	1,689.3	1,712.3
Net Current Assets	(38,372.0)	(869.9)	(15,563.5)	29,484.9	44,384.3	(2,055.8)	(35,380.90)	(1,194.3)	(1,045.4)
Fixed Assets:									
Gross Fixed Assets	328,239.4	7,441.4	228,294.6	141,089.9	164,154.1	57,289.0	60,999.0	9,062.7	10,713.6
Less: Depreciation	44,056.4	998.8	45,756.1	14,951.5	27,008.0	5,477.3	8,612.9	4,855.6	7,469.8
Less: Impairment . . .	1,883.0	42.7	1,816.5	—	1,082.6	—	733.9	—	—
Net Fixed Assets . . .	282,300	6,399.9	180,722.0	126,138.4	136,063.5	51,811.7	51,652.2	4,207.1	3,243.8
Capital Work-in-Progress	51,160.4	1,159.8	31,304.5	24,891.9	21,184.0	8,638.0	6,976.0	394.7	143.4
Goodwill	28,283.3	641.2	2,236.8	—	—	—	—	—	—
Investments	35,582.2	806.7	22,163.0	109.2	157.8	29,609.4	34,092.4	30.5	0.5
Miscellaneous Expenditure	—	—	—	25.4	—	5.7	—	7.0	—
Profit and Loss Account	—	—	—	3,393.3	21,577.6	—	21,030.4	88.6	—
Total Assets	358,953.9	8,137.7	220,862.8	184,043.1	223,367.2	88,009.0	78,370.1	3,533.6	2,342.3
Loan Funds:									
Secured Loans	68,452.8	1,551.9	73,800.0	63,518.1	56,238.2	38,135.4	16,850.3	1,193.8	0.0
Unsecured Loans . . .	64,709.5	1,467.0	29,531.5	7,693.9	23,297.9	2,850.7	14,497.2	1,550.0	1,250.0
Total Loan Funds . .	133,162.3	3,018.9	103,331.5	71,212.0	79,536.1	40,986.1	31,347.5	2,743.8	1,250.0
Shareholders' Funds:									
Share Capital	10,223.1	231.7	10,223.1	6,083.5	7,341.0	2,000.0	2,000.0	649.3	649.3
Reserves and Surplus	215,461.2	4,884.6	107,196.4	106,747.6	105,490.1	45,022.9	45,022.6	140.5	443.0
Minority Interest . . .	96.2	2.2	95.8						
Share Application Money	—	—	—	—	31,000.0	—	—	—	—
Deferred Tax Liability	11.1	0.3	16.0	—	—	—	—	—	—
Total Funds	358,953.9	8,137.7	220,862.8	184,043.1	223,367.2	88,009.0	78,370.1	3,533.6	2,342.3

Recent developments

Reorganisation of the Group

The scheme of amalgamation and arrangement (the "Scheme") for the amalgamation of RIC, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited and the demerger of the network division of RCIL from the Company, as approved by the respective High Courts, became effective from 12 September 2006.

Under the terms of the Scheme, the Company allotted 821,484,568 equity shares of Rs.5 each. Following this allotment, the paid-up equity share capital of the Company increased to Rs.10,223.1 million divided into 2,044,614,990 equity shares of Rs.5 each. Further, as an integral part of the Scheme, RCIL, RTL, FLAG Telecom and certain other companies became wholly owned subsidiaries of the Company.

Demerger of tower business

On 27 January 2007, the Company's shareholders approved the demerger of the tower business from the Company. Pursuant to this demerger, existing wireless towers and related infrastructure of the Company and of RTL will be transferred to a wholly-owned subsidiary company, Reliance Telecom Infrastructure Limited ("RTIL"). Accordingly, a petition has been filed with the High Court of Judicature at Bombay for sanctioning the scheme of arrangement for the demerger of the wireless towers and related infrastructure of the Company and of RTL to RTIL. If the scheme of arrangement is approved, more than 12,000 wireless towers will be transferred to RTIL. Subsequently, all new towers and related infrastructure will also be established by RTIL.

Initial public offering of FLAG Telecom

The Company has announced that the Board of Directors has approved plans for the initial public offer and global listing of FLAG Telecom. The completion of the offering and listing will depend on prevailing market conditions.

Changes in auditors

On 8 January 2007, the Company appointed M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co. Chartered Accountants as joint statutory auditors of the Company along with M/s. RSM & Co., Chartered Accountants to conduct the audit for fiscal 2007. Subsequently, M/s. RSM & Co. resigned as the Company's auditors, although they continue as one of the statutory auditors of RTL, a wholly owned subsidiary of the Company.

Market price information

The Shares are currently listed on the BSE and the NSE. The table below sets forth, for the period indicated, the high and low closing prices and the average volume of trading activity on the BSE and NSE for the Shares, sourced from the websites of the BSE (www.bseindia.com) and NSE (www.nseindia.com), respectively.

	BSE			NSE		
	Closing Price for Shares			Closing Price for Shares		
	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
	(Rs. per Share)		Shares	(Rs. per Share)		Shares
Calendar Period						
2006						
March (from 6 March)	326.80	289.95	6,845,109	326.95	289.85	11,911,706
April	320.05	273.25	3,076,547	320.60	272.30	6,157,757
May	340.35	266.95	2,739,857	340.95	266.65	5,551,585
June	260.50	194.70	2,917,098	260.60	195.75	5,607,430
July	269.20	238.15	2,254,315	269.30	238.10	4,058,365
August	309.10	259.30	1,671,559	308.40	259.40	3,042,854
September	347.15	299.70	1,946,657	347.40	299.90	4,590,111
October	393.55	338.00	1,456,719	393.50	337.30	4,445,358
November	431.00	379.45	1,360,096	430.90	379.65	4,626,285
December	477.20	403.45	2,527,058	477.00	403.00	6,725,214
2007						
January	472.80	407.25	2,019,512	472.70	407.00	5,799,910
February (until 23 February)	515.10	432.35	1,982,496	515.05	433.55	7,021,821

The closing price per Share on the BSE and NSE on 23 February 2007 was Rs.432.35 and Rs.433.55, respectively, which at the Rs./U.S. dollar noon buying rate in New York City on such day for cable transfers in Rupees as reported by the Federal Reserve Bank of New York of Rs.44.08 = U.S.$1.00 was equivalent to U.S.$9.81 and U.S.$9.84, respectively.

Business

Overview

As a result of the restructuring of Reliance Industries Limited, an Indian conglomerate with its principal business interests in India relating to petroleum refining, exploration and production of oil and gas, petrochemicals and telecommunications, the Company became the holding company of a number of telecommunications companies formerly controlled by Reliance Industries Limited.

Following completion of the reorganisation, the Group provides a comprehensive range of telecommunications products and services in India and globally. The Company has operations of its own and also conducts its business through subsidiaries, principally Reliance Telecom Limited ("RTL"), Reliance Communications Infrastructure Limited ("RCIL") and FLAG Telecom Group Limited ("FLAG Telecom"). Further, pursuant to the completion of the reorganisation, Reliance Infocomm Limited ("RIC") has been merged with the Company with effect from 12 September 2006.

References in this section to the Company's operations may, where the content permits, include references to RIC's operations since RIC (the main operating company) was merged with the Company pursuant to the reorganisation plan and became an operating division of the Company. References to the "Group" are to the Company and its associated companies, including its material subsidiaries RTL, RCIL and FLAG Telecom.

History

The Company was originally incorporated in India on 15 July 2004 under the Companies Act, 1956 as a private limited liability company under the name of Reliance Infrastructure Developers Private Limited. Subsequently, the Company changed its status to a public limited company and changed its name from Reliance Infrastructure Developers Private Limited to Reliance Communications Ventures Limited and subsequently to its present name, Reliance Communications Limited, with effect from 7 June 2006.

In March 2006, the Company's Shares were listed on the BSE and NSE and in August 2006 its global depositary receipts were listed on the Luxembourg Stock Exchange. The Company also completed an offering of foreign currency convertible bonds in May 2006.

Current corporate structure

The following chart sets forth the current corporate structure of the Company and its material subsidiaries as of the date of this Offering Memorandum.



Reliance Communications Limited*
100%
FLAG Telecom Group Limited
100%
Reliance Telecom Limited
100%
Reliance Communications Infrastructure Limited

* See Note 5 on page F-25 of our financial statements for a complete list of the Company's subsidiaries.

Ongoing restructuring

As part of the ongoing restructuring of the Group, including the consolidation of the wireless tower and related infrastructure business, the following measures are proposed by the Company:

- Reliance Infoinvestments Limited ("RIIL"), a wholly owned subsidiary of the Company, is proposed to be merged with RCIL, effected by way of a scheme of arrangement under Sections 391 to 394 of the Companies Act, 1956, pursuant to which the businesses of RIIL will be consolidated with the business of Reliance Communication Infrastructure Ltd (RCIL), a wholly owned subsidiary of the Company.
- Reliance Next Generation Technology Private Limited ("RNGL"), another wholly-owned subsidiary of the Company, is proposed to be merged with Reliance Telecom Infrastructure Limited ("RTIL"), effected by way of a scheme of arrangement under Sections 391 to 394 of the Companies Act, 1956, filed before the High Court of Judicature at Bombay.
- Synergy Entrepreneurs Solutions Private Limited ("SESPL"), a wholly owned subsidiary of the Company, is proposed to be merged with RCIL, effected by way of a scheme of arrangement under Sections 391 to 394 of the Companies Act, 1956, pursuant to which the businesses of SESPL will be consolidated with the business of RCIL.
- On 27 January 2007, the Company's shareholders approved the demerger of the tower business from the Company. Pursuant to this demerger, existing wireless towers and related infrastructure of the Company and of Reliance Telecom Ltd ("RTL") will be transferred to a subsidiary company, RTIL. Accordingly, a petition has been filed with the High Court of Judicature at Bombay for the sanctioning of the scheme of arrangement for the demerger of the wireless towers and related infrastructure of the Company and of RTL to RTIL. If the scheme of arrangement is approved, more than 12,000 wireless towers will be transferred to RTIL. Subsequently, all new towers and related infrastructure will also be established by RTIL.

Strengths and competitive advantages

The Company believes its business is characterised by the following competitive strengths:

- *Pan-India network.* The Group is among the few players in India with a pan-India network comprising over 68,000 RKms of intercity backbone, over 20,000 RKms of metropolitan fibre optic networks and a wireless network covering over 50 per cent. of India's population. Pan-India coverage enables the Group to provide seamless roaming services, provide innovative plans like the OneIndia tariff plan and connect the offices of corporate customers across the country for enterprise solutions.
- *Leading market shares.* As of 31 December 2006, the Group was India's largest integrated communications service provider in the private sector (in terms of customer base) with an individual, enterprise and carrier customer base of approximately 32 million (approximately 30 million of these customers were wireless customers, which represented a market share of 20.5 per cent. of the Indian wireless market). The Company is also a leading player in the international long distance market with an estimated market share of over 40 per cent., carrying about 5.0 billion international minutes annually. As at 31 December 2006, the Company had over one million active customers for its Reliance Virtual Calling Card Service, an overseas retail customer franchise.
- *Recognised and trusted telecom brand.* Each product and service offered by the Group bears the "Reliance" brand. The Company believes that the Reliance brand ranks in the top ten service brands in India. The strength of the Reliance brand in the telecommunications sector is further reinforced by its integration with the brand architecture of the Reliance ADA Group, one of the foremost business groups in India.
- *Diversified revenues.* The Company is a fully integrated telecommunications service provider in India. It currently derives around 61 per cent. of revenues (pre-elimination) from its wireless business, around 30 per cent. from its global business (which includes international and national long distance services) and around 7 per cent. from its broadband business. The Company expects that revenues from the broadband business will increase as a proportion of total revenues in the future.

- *Integrated network and innovative product offerings.* The extensive nature of the integrated network rolled out by the Group, which is one of the most advanced and extensive networks in India, provides a critical advantage. First, it is the basis for an integrated telecom approach providing a full suite of telecommunications services ranging from wireless to wireline including voice, data and broadband. Second, the network provides affordable and high quality services based on technological leadership. Third, the advanced, integrated technological backbone enables the Group to offer innovative communications products and services catering to evolving customer needs. The Group has introduced a variety of value-added services involving the transmission of data together with voice traffic and plans to increase the proportion of its revenues derived from such services.
- *Extensive distribution network.* The Group has one of the most extensive distribution and service networks among all telecommunications service providers in India, consisting of nearly 2,000 Reliance World and Reliance Communications outlets throughout India equipped to sell wireless handsets and service packages, customer service centers with multi-lingual capabilities that have over 6,000 agents and over 300,000 retail outlets selling recharges (of which approximately 90 per cent. are electronic). The Group also has 3,000 ATMs for electronic recharge of vouchers.

Strategy

Technological developments characterised by an increasing demand for wireless services and by the convergence of technologies, such as between fixed line and wireless, between data and voice, and between communications, computing, consumer electronics, entertainment and the internet, have accelerated the pace of change in the telecommunications industry. In light of this rapidly changing operating environment, the Group intends to further enhance its ability to provide the necessary telecommunications facilities to meet the requirements of a developing market. In order to meet the challenges of competition and enhance its long-term growth prospects, the Company aims to:

- maintain its leading position in the wireless business by maximising its reach, integrated network, quality customer service and effective marketing;
- enhance the network and service infrastructure to service customers better throughout India;
- deploy wireless broadband services leveraging existing network and infrastructure;
- utilise the convergence between fixed line and wireless and between data and voice traffic and capture maximum telecommunications revenue potential by offering innovative bundled products across wireless, fixed-line and data services;
- position itself as a global telecommunications carrier by establishing additional points of presence and terabyte connectivity in other countries through its international subsidiaries such as FLAG Telecom;
- expand its customer base by investing in value-added broadband services such as video on demand, cable television, online gaming, video chat and conferencing, digital movies and music utilising its existing intra-city backbone and through its last mile connectivity;
- invest in development of 3G mobile telecommunications operations in India; and
- examine opportunities to grow through acquisitions and investments in India and overseas.

The Company

The Group offers a comprehensive range of telecommunications products and services. The Company's operating revenues for the nine-month ended 31 December 2006 was Rs. 103,889 million (U.S.$2,355 million).

The Company is a fully integrated telecommunications service provider in India. The Company has maintained its leading position in the telecommunications sector, significantly growing its customer base over the past nine months.

The Company had a subscriber base in excess of 20 million wireless subscribers as of 31 March 2006. As of 31 December 2006, the Company had a subscriber base in excess of 30 million fixed line and wireless subscribers.

The following table sets forth the contribution of each business group to the Company's revenues for the three years ended 31 March 2004, 2005 and 2006 and the nine months ended 31 December 2006:

	For the year ended 31 March			For the[1] nine months ended 31 December
	2004	2005	2006	2006
		audited (in Rs. millions)		unaudited
Wireless business	24,638.2	40,820.7	63,252.8	77,590.9
Global business	8,297.8	26,036.4	39,793.3	38,835.0
Broadband business	81.5	1,329.4	2,425.5	8,153.0
Other income	—	—	3.3	2,748.9
(Elimination)	(5,955.1)	(14,840.2)	(21,683.2)	(22,014.1)
Total	27,069.7	53,870	86,102.5	105,313.7

Note:

(1) Figures for the years ended 31 March 2004, 2005 and 2006 relate to RIC and figures for the nine months ended 31 December 2006 relate to the Company and its subsidiaries.

Wireless business

The Company offers CDMA and GSM based wireless services, including mobile and fixed wireless voice, data, and value added services for individual consumers and enterprises. Its primary brands are Reliance Mobile for the mobile portfolio of services and Reliance Hello for the fixed wireless portfolio of services. Voice services comprise both local, national and international long distance calling. Data services comprise wireless multimedia over the "click, browse, and select" Reliance Mobile World platform, wireless internet access (Reliance Netconnect), and connectivity for devices such as point-of-sale, lottery and ATM terminals. The Company also offers public calling office ("PCO") and coin collection box services over its wireless network through independent retail operators of such facilities.

The Company's presence in the wireless market increased significantly with the commercial launch nationwide of CDMA based services in mid-2003. Within three years, the Company has become the largest provider of wireless communication services in the country, as measured by voice and data minutes of use. As of 31 December 2006, it had 30 million wireless customers in aggregate, representing a 20.5 per cent. market share of the all-India wireless market. The Company estimates that it also has the largest in-service base of multimedia-enabled handsets and the largest number of unique users of such services (over eight million customers). In addition, the Company is the largest PCO operator in the private sector, with over 50 per cent. market share.

In order to increase its subscriber base, the Company has consistently pursued a marketing strategy of making wireless services affordable and lowering the entry cost of acquiring a mobile phone. The Company has introduced a wide range of CDMA handsets at various price points in the Indian market. In recent months, the Company has also launched mobile handsets under the proprietary "Classic" brand at attractive price points. The Company estimates that its proprietary "Classic" handsets are now the second-highest selling brand of handsets in the country.

The Company is a pioneer in the sale of handsets bundled with a variety of value propositions such as talktime, incoming validity, long distance calling etc, which have enabled large sections of society to become mobile phone users. The Company has been adding over a million wireless subscribers per month consistently over the past six months.

The Company's strategy for the mass mobile segment is to increase its focus on prepaid products, which are accompanied by a zero collection risk. Of the Company's 30 million wireless subscribers as of 31 December 2006, prepaid subscribers accounted for approximately 83 per cent. The Company also has a strong base of mobile and fixed wireless postpaid customers, who provide significantly higher average revenue per user ("ARPU").

The following table sets forth key measures of the Company's wireless service business as of and for the three years ended 31 March 2006 and the nine months ended 31 December 2006:

	2004	2005	2006	As at[1] 31 December 2006
		audited		unaudited
Number of wireless subscribers (in millions)	7.0	9.33	18.3	29.9
Estimated subscriber market share[2]	19.6%	16.86%	19.04%	20.5%
Wireless revenues (in Rs. millions)	24,638.2	40,820.7	63,252.8	77,590.9
Percentage of wireless revenues to total operating revenues (pre-eliminations)	75%	59%	59%	61%

Note:

(1) Figures for the years ended 31 March 2004, 2005 and 2006 relate to RIC and figures for the nine months ended 31 December 2006 relate to the Company and its subsidiaries.

(2) Market share is determined by dividing the Company's subscribers at the end of the relevant period by the total number of wireless subscribers in India.

Products and services

The Company offers CDMA-based wireless services in 23 circles across India (except in the North East states) primarily under the "Reliance Mobile" brand. In addition, the Company offers GSM-based wireless services in eight circles that comprise 33 per cent. of India's population under the brand "Reliance Smart". The Company was the first to introduce various innovative products, including a prepaid CDMA service, virtual SIM (starter kit), incoming only plans and "OneIndia" tariffs for flat rate long distance calling. Currently, the Company offers a full range of wireless voice and data communications services in India, including:

- basic and value-added mobile voice and data services;
- roaming and international long distance calling services;
- wireless internet-enabled services;
- basic and value-added fixed wireless services; and
- public call offices and payphones.

The Company's fixed wireless phones are offered under the "Reliance Hello" brand. Fixed wireless phones support short message service ("SMS"), built-in caller ID, voice mail, phone book, speaker phone, high speed internet connectivity and other features. A successful recent addition to the product portfolio is the CDMA Wireless Data Card, which enable seamless internet connectivity on laptops while on the move.

The Company has the capacity to offer wireless internet services in over 6,000 towns in India. It offers an internet connection speed of up to 144kbps as compared to 9.6kbps or 56kbps offered by its competitors. Over 350,000 customers access the internet over the Company's wireless network and the Company provides services to approximately 250 multi-national corporations, over 600 Indian large enterprises and over 10,000 Indian small and medium-sized enterprises. Over 500 ATMs, 3,000 POS terminals and 75 per cent. of lottery terminals use the Company's services. The Company offers nationwide and global roaming services under agreements with international GSM and CDMA operators.

Subscriber base, ARPU and churn

The Company had a subscriber base of 30 million as of 31 December 2006. The Company estimates that it is the fastest Indian operator to achieve this scale and magnitude of operations, having achieved this in less than four years of service. The Company has achieved progressive growth in market share of incremental net subscriber additions in the last three quarters from 17.6 per cent. in the first quarter to 19.9 per cent. in the second quarter and 20.2 per cent. in the

third quarter. Revenues from the wireless business registered a growth of 6 per cent. and 7 per cent. in the second and third quarters, respectively. The Company has added over one million subscribers per month from September 2006 onwards, as a result of its marketing strategy of making wireless phone services affordable, lowering the entry cost of acquiring a mobile phone and introducing innovative bundled value propositions.

In a competitive scenario of declining tariffs, the Company has been able to maintain its Revenue per Minute ("RPM") at a relatively stable level compared to significant declines experienced by other leading operators. The emphasis on the mass mobile segment and bundled offers has led to a decline in ARPU in recent quarters. However, this has been accompanied by accelerating subscriber growth and the Company believes that this is consistent with declines faced by other operators. ARPU is computed for each quarter by dividing the revenues for the relevant services for the quarter by the average of the number of subscribers at the beginning and at the end of the quarter. For the year ended 31 March 2006, the Company's quarterly ARPU was Rs.342, Rs.368, Rs.371 and Rs.324, respectively.

The following table sets forth certain key indicators with respect to subscriber base, ARPU and churn for the quarters ended 30 June 2006, 30 September 2006 and 31 December 2006.

	Quarter ended 30 June 2006	Quarter ended 30 September 2006	Quarter ended 31 December 2006
Wireless customers	22,522,329	25,979,332	29,980,102
GSM Wireless	2,316,771	2,958,485	3,640,810
CDMA Wireless	20,205,558	23,020,847	26,339,292
Wireless market share (all-India) (%)	20.6%	20.5%	20.5%
Wireless net adds	2,310,655	3,457,003	4,000,770
Prepaid % of total wireless customers	79.4%	81.4%	82.9%
Prepaid % of wireless net adds	80.0%	94.6%	92.3%
Wireless ARPU (Rupees per subscriber)	379	354	328
Wireless churn	2.6%	1.9%	1.8%
Wireless revenue per minute ("RPM")	0.77	0.77	0.72

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of post-paid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a quarter.

The Company had the lowest churn rates in the industry, of 2.6 per cent., 1.9 per cent. and 1.8 per cent., respectively, in the first three quarters of fiscal 2007.

Network

The Company's CDMA network covers over 6,000 census towns and over 50 per cent. of India's population. The Company's GSM network covers eight telecom circles. The coverage of the GSM network is currently being expanded from around 600 towns to over 2,200 towns.

The Company's networks currently carry wireless traffic of approximately 450 million minutes per day and approximately 32 million minutes per day of wireless data.

Global business

The Company's global business comprises international and national long distance voice services and international data services. Revenues from the global business were Rs.38,835 million and comprised 30 per cent. of the Group's operating revenues (pre-eliminations) for the nine-month period ended 31 December 2006.

International long distance services

The Company provides prepaid international telephone services, including international direct dialling services, calling cards, facsimile services and international corporate voice and wholesale voice services.

Within two years of commencing its international long distance business, the Company has emerged as a leading player in the international long distance market with a market share of over 40 per cent., carrying about 5.0 billion international minutes annually. The Company has approximately 85 major international partners for inbound traffic to India and has formed partnerships with domestic carriers for outbound traffic.

In May 2004, the Company launched Reliance India *Call*, a virtual calling card service in the United States and Canada. This service has subsequently been launched in the UK and Australia. As of 31 December 2006, Reliance India *Call* had more than 1,000,000 customers and the Company estimates that it accounted for approximately 40 per cent. of the retail market calls from the U.S. to India.

The following table sets forth selected data regarding the Company's international long distance voice business for the three years ended 31 March 2004, 2005 and 2006 and for the nine-month period ended 31 December 2006:

	2004	2005	2006	For the nine months ended 31 December 2006
		audited		unaudited
Total billed minutes (millions)	588	2,541	4,501	4,099
Growth rate (%)	—	332%	77%	21%

National long distance services

The Company is one of the leading providers of national long distance services in India with over 68,000 RKms of intercity backbone in a ring and mesh architecture. The extensive reach of the network and more than 1,000 points of interconnection with Bharat Sanchar Nigam Limited at local exchanges gives the Company an advantage of both quality and class of service resulting in a better answer seizure ratio and longer average call duration. The Company expects that reduced national long distance carriage charges will be offset by volume growth and in turn such increase in volume will compensate for the reduction in its carriage revenue. The Company plans to sell use of its infrastructure and bandwidth to potential national long distance operators in order to reduce its network costs and to launch retail carrier access code based national long distance services.

The following table sets forth selected data regarding the Company's national long distance voice business for the three years ended 31 March 2004, 2005 and 2006 and for the nine-month period ended 31 December 2006:

	2004	2005	2006	For the nine months ended 31 December 2006
		audited		unaudited
Total billed minutes (millions)	2,194.0	6,147.0	11,471.0	12,763.0
Growth rate (%)	—	180%	87%	48%

International data services

In order to strengthen its international telecommunications business, the Company acquired FLAG Telecom in January 2004. FLAG Telecom, which is currently the world's largest private undersea cable system, operates a 65,000 kilometre submarine fibre optic cable network that connects 38 countries in Asia and Europe with the United States. FLAG Telecom has approximately 200 global carrier customers and service providers in approximately 38 countries with a lit capacity of up to 450 Gbps on various routes across the globe. FLAG Telecom has implemented FALCON, a new 11,500 kilometre submarine fibre optic cable network with 18 landing stations, connecting 12 countries in the Middle East and South Asia.

The construction of FALCON is now being extended to the rest of the world through the FLAG Next Generation Network, FLAG NGN, a U.S.$1.5 billion project, will involve laying 50,000 additional kilometres of undersea fibre optic cable which will ultimately cover 60 countries. Upon completion, the FLAG Global Network will span over 115,000 kilometres by December 2009, taking the total fibre optic assets of the Group to over 230,000 kilometres.

The FLAG Global Network will comprise four systems, each of which will cover the following countries in four distinct regions:

- Asia: India, Malaysia, Singapore, Indonesia, Vietnam, Philippines, Brunei, Hong Kong;
- Africa: Kenya, Mozambique, Republic of South Africa, Tanzania, Madagascar, Mauritius;
- Mediterranean: Greece, Cyprus, Turkey, Malta, Libya, Lebanon; and
- Trans-Pacific: US West Coast, Japan, China and Hong Kong.

It is intended that the FLAG Global Network will have the capability to simultaneously carry 2.5 billion simultaneous voice calls, 300 million simultaneous webchats, 52 million simultaneous video chats and provide access to 20 million students in educational institutions in India to e-learning facilities.

Deregulation of the Middle East and Asian markets is likely to fuel further growth in data services. Through FLAG Telecom and FALCON, the Company is the largest provider of international bandwidth in the Middle East and Asia.

In addition, the Company believes increasing globalisation of Indian information technology, business process outsourcing and information technology enabled service industries will become key growth drivers for its international operations.

Broadband business

The Company rolled out its broadband service, Reliance Broadband, in May 2005. The Company currently provides broadband internet services in 30 cities in India and has 379,000 buildings directly connected to its network and over 530,000 access lines. The Company intends to leverage its fibre optic telecommunications infrastructure to provide broadband services in at least 200 cities in India. Its last mile connectivity to its customers is provided through its fibre optic network and ethernet LAN wherever feasible.

The Company currently offers voice, internet, data ports and conferencing services in India. In the coming months, the Company plans to offer other consumer broadband services including broadband applications spanning IP television, video on demand, cable television, online gaming, video chat, video conferencing, digital movies and digital music. The Company intends to achieve its desired competitive positioning by utilising its existing intra-city backbone, expanding its customer base through its last mile access network and offering a digital distribution network with voice, video and data services.

The Company's broadband business is primarily categorised, based on its customers' broadband requirements, into (i) enterprise segment (large, medium and small enterprises) and (ii) consumer segment.

Enterprise segment

The enterprise segment comprises businesses that use telecommunications facilities (both voice and data) to enhance their productivity. This segment is further divided into corporate named accounts (comprising large to medium sized businesses), small businesses and government. This segment also caters to the needs of wholesalers or carriers such as internet service providers, internet data centres, access service providers, wireless service providers and basic service providers, all of whom use telecommunications facilities to sell other applications and services using the Company's infrastructure. To cater to the high bandwidth requirements of the enterprise segment, the Company uses its fibre optic network, including the last mile.

The Company believes it has two key competitive advantages in this segment. First, its nationwide presence enables the Company to connect the offices and branches of corporate customers across the country. In addition, the Company's strategy to commit to network and product performance service level agreements ("SLAs") with corporations, currently not offered by any other operator, has been a key competitive advantage in this segment. The Company is well positioned to provide these service level agreements by virtue of its integrated operations through its integrated network, as it is not dependent on any other operators. Enterprise broadband services are further differentiated by offering innovative features in all the Company's products and services. Examples include the largest MPLS network in India, with over 180 integrated nodes, the integration of network and IT infrastructure (internet data centres) solutions and fully integrated flow through operating systems.

The Company's principal enterprise broadband products by revenues are direct internet access, MPLS-VPN, Centrex and IDC services.

Consumer segment

The consumer segment targets households and small office and home office markets. Primarily this is a voice market with fast growing needs in internet, video and related data products. Although there are more than 5 million dial-up internet subscribers in India, India has less than 1 million customers with broadband connectivity. The Company expects the number of consumer broadband users to increase significantly as the price of personal computers drops to affordable levels. The Company's consumer broadband services, such as triple play-voice, video and data have currently completed trials in more than 10,000 homes. Various technology options, such as internet protocol television, or IPTV services, are being evaluated prior to the commercial rollout of services on a large scale. In this segment, the Company offers feature-rich fixed line phone services and broadband internet access services with a unique speed select option. The consumer broadband business shares the same metropolitan fibre optic network as the enterprise broadband service.

Marketing and sales

The Company enjoys strong recognition among consumers in India as a leading national brand for telecom services. The Company markets its mobile services primarily under the "Reliance Mobile" brand. Its fixed wireless services are marketed as "Reliance Hello". The Company has pursued a marketing strategy to promote its image actively as an integrated telecommunications service provider and to advertise its products, services and brand names.

The Company actively pursues a segmented marketing strategy to tailor its services to meet the needs of individual customers and different customer segments. To implement this marketing strategy, the Company offers bundled offers and selective promotional campaigns based on the calling patterns of specific customer groups, subject to relevant government approvals. The Company also offers flexible international and national telephone service plans that distinguish between peak and off-peak call periods.

To promote its data and voice services, the Company targets high usage customers, such as financial institutions, large domestic and multinational corporations and government entities as well as the fast growing sector of internet service providers, internet content providers and licenced operators in India. In doing so, the Company emphasises its advanced network and ability to provide data and voice services as a bundled solution.

The Company also operates a chain of branded retail stores under the banners Reliance World and Reliance Communication. Reliance World is a nationwide chain of retail outlets that provides integrated services for digital entertainment, communication and food and beverages. In addition the Reliance Communication outlets focus on the sale and servicing of wireless handsets and services through a chain of about 1,300 franchisee owned stores in 700 towns and cities across India with over 700,000 square feet of retail space. All Reliance World outlets have three components: a customer convenience centre, a broadband centre and a gourmet café. The customer convenience centre is a one-stop sales and customer service point for the Company's retail products and services. The broadband centre brings a real broadband experience through a range of applications and services, including video chatting, multi-location video conferencing, multi-player online gaming, high speed internet virtual office, digital storage, digital movies, customised digital music, digital electronic news gathering services and e-learning. Javagreen, a gourmet café with a range of food and beverage products, is designed to provide a relaxed and refreshing atmosphere at Reliance World outlets.

As of 31 December 2006, the Group had a distribution/service network consisting of nearly 2,000 Reliance World and Reliance Communications outlets throughout India equipped to sell wireless handsets and service packages, customer service centres with multi-lingual capabilities that have over 6,000 agents and over 300,000 retail outlets selling recharges (of which approximately 90 per cent. are electronic). The Group also has 3,000 ATMs for electronic recharge of vouchers.

Customer service and billing

The Company believes that the quality of its customer service is critical to attracting and retaining customers. The Company focuses on the following key processes for effective delivery of its services: the initial and continued provision of services; receiving and resolving customer queries; and efficient billing and collection. The Company has historically invested, and will continue to invest, in equipment and information systems associated with customer services. The Company's customer service hotline is open 24 hours a day, 365 days per year. The Company also operates call centres in Mumbai and Chennai with over 6,000 agents. The call centres handle queries in English and nine other languages and are certified with COPC, BS7799 and GLBA. The call centres and the Reliance World outlets are equipped with online customer relationship management systems. The call centres are largely automated, offering customers access to product and price information and enabling customers to order value-added services without the assistance of a representative. In order to provide high quality customer care efficiently, the Company has established an automatic customer care service, available by telephone or via the internet. Through this service, customers may activate new subscriptions, order new value-added services and check account balances. Online customer service is available for customers to modify their service class or change or migrate their service plans.

Generally, the Company requires individual postpaid subscribers to settle their accounts on a monthly basis. Subscribers may pay in the following ways: (i) in person at outlets owned and operated by the Company; (ii) in person or by direct debit at banks designated by the Company; (iii) in person or by direct debit at post offices designated by the Company; or (iv) in person at offices of the Company's sales agents. The Company charges a late payment fee on subscriber accounts that are not paid by the monthly due date.

Reliance Communications Infrastructure Limited

RCIL was incorporated in India on 17 July 1997. RCIL holds IP-I registration for providing telecommunication infrastructure services such as dark fibre optic cable network to the Company,

engages in the procurement of mobile and fixed wireless handsets (primarily on CDMA technology for the Company) and provides internet data centre services to customers in India.

RCIL, a wholly owned subsidiary of the Company, is engaged in the procurement of mobile handsets, primarily with respect to CDMA technology for the Company. Given that CDMA handsets have to be programmed for an operator's service prior to use by the customer, they are usually sold along with the wireless service subscription. RCIL procures CDMA handsets from global vendors such as LG, Samsung, Nokia and upcoming Chinese and Korean vendors, and sells them principally along with the Company's wireless services. RCIL recently introduced proprietary "Classic" branded handsets. Over the last few years, RCIL and the Company have worked with global vendors to source cost-effective instruments with value added features to cater to all segments of the market. The entry level handset price has significant impact on subscriber addition, given the material upfront outlay compared with the usage linked wireless service revenue. RCIL sold more than 8.5 million handsets in the nine months ended 31 December 2006 compared to five million handsets in the year ended 31 March 2006 and three million handsets in the year ended 31 March 2005. RCIL intends to continue to improve the available range and work with vendors to procure handsets offering a strong value proposition to all segments of the market ranging from plain voice and SMS only phones to phones with PDA, camera, radio, MP3, data and other capabilities.

RCIL also provides wireless multimedia services through "Reliance Mobile World", a wireless data application platform offering more than 150 applications, and wireless internet access services though "Reliance Netconnect". Use of these services is steadily increasing with the growth of the overall subscriber base and targeted marketing initiatives.

RCIL is also India's largest Internet Data Centre ("IDC") service provider, hosting critical business applications for Indian and foreign blue chip companies, financial institutions and other important organisations. A total of four world-class IDCs, two each in Mumbai and Bangalore, occupying over 205,000 square feet are operational, while additional IDCs are in the process of being added. These IDCs host and manage more than 8,000 mid and high-end servers, more than 800 storage capacities, more than 1,000 security and networking devices and multiple other technology platforms.

The IDCs are internationally benchmarked on all parameters – physical and network security, infrastructure, facilities, network connectivity and operations. Located in seismically stable zones in Reliance's own premises with multiple layers of physical and electronic security, the IDCs are extremely secure areas. High redundancy on power supply chains from source level grids to power distribution units, diesel generation sets, UPS sets and batteries ensure power uptimes of 99.999 per cent. Stringent fire detection systems (including early warning systems) and fire suppression systems are in place. Precision air-conditioning systems ensure standard temperature and humidity levels, and filter out any harmful gases and dust particles. All facility infrastructure is monitored and controlled centrally through a building management system.

The IDCs offer a range of standard and advanced managed hosting services. The services range from offering bulk colocation space to fully managed hosting of servers on the rent/lease model. Further, a whole range of managed value added services are offered like firewall, intrusion detection, backup, streaming, mailing, system administration, database administration, load balancing, storage services and disaster recovery or BCP solutions.

The IDCs are connected to Reliance's pan-India, fibre optic based, high capacity IP network. The IDCs are further connected to 52 countries including the US, UK, Middle East and Asia-Pacific regions through Flag Telecom's cable system and other undersea cable systems. The IDCs also have a private peering relationship with the largest Tier 1 Internet Service Providers ("ISPs") and public peering at more than 15 internet exchange points across the globe, apart from extensive domestic peering with other leading ISPs. This means that potential users across the world can access the content hosted at the IDCs with minimal latency and packet loss, and hence at higher speeds.

All the IDC services offered by us are backed by industry-standard SLAs providing stringent commitments on key parameters such as uptime, availability, latency, response time and resolution time. We offer round-the-clock advanced customer support to IDC customers through a competent team of certified technical professionals.

Reliance Telecom Limited

RTL was incorporated on 1 March 1994 as the first telecom company to be promoted by the Reliance Group. RTL holds licences for providing GSM wireless services in seven telecom circles covering 15 states of India. RTL currently operates wireless services in the seven telecom circles of Madhya Pradesh, West Bengal, Himachal Pradesh, Orissa, Bihar, Assam and Northeast with the licences issued in December 1995. To expand its GSM business, the Group also promoted another telecom company Reliable Internet Services Ltd. ("RISL"), which commenced its Cellular Mobile Telephone Service ("CTMS") in the Kolkata metro circle as the fourth operator in March 2005.

The following table sets forth selected data regarding RTL's wireless services for the three years ended 31 March 2006 and the nine-month period ended 31 December 2006:

	As at or for the year ended 31 March			For the nine months ended 31 December
	2004	2005	2006	2006
		audited		unaudited
Number of wireless subscribers (in millions)	0.8	1.1	1.9	3.3
Total number of towns serviced	133.0	206.0	339.0	808.0
Revenue (in Rs. millions)	3,612.0	4,532.0	6,591.0	6,443.2

Products and services

RTL operates in "B" and "C" category circles which cover about one-third of India's population. RTL identified these circles in semi-urban and rural areas as an untapped market with a huge potential. RTL aims to expand its operations in these markets. RTL is in the process of network capacity expansion to serve over 2,200 towns by March 2007.

Capital expenditure

The Company's capital expenditure in the present fiscal year ending 31 March 2007 is expected to be Rs.77 billion and it estimates that capital expenditure in fiscal 2008 will be approximately Rs.115 billion.

Licences and regulations

The operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Operating licences of the Company and its subsidiaries specify the services they can offer and the frequency spectrum they can utilise for wireless operations. These licences are subject to review, interpretation, modification or termination by the relevant authorities. The operating licences are generally renewable upon expiration. However, there is no assurance that they will be renewed or that any renewal on new terms will be commercially acceptable to the Company and its subsidiaries. See "Risk factors—Risks relating to the telecommunications industry—Required licences and permits may be difficult to obtain, and once obtained may be amended or revoked or may not be renewed".

The table below sets forth details of material licences held by the Group as of 31 December 2006.

Licensee/Region	Issue/Renewal Date	Expiry Date	Licensed Services/Period
Reliance Infocomm Limited			
Maharashtra	20 July 2001	19 July 2021	Unified service licence for 20 years
West Bengal	20 July 2001	19 July 2021	Unified service licence for 20 years
Punjab	20 July 2001	19 July 2021	Unified service licence for 20 years
Gujarat	30 September 1997	29 September 2017	Unified service licence for 20 years
Rajasthan	20 July 2001	19 July 2021	Unified service licence for 20 years
Bihar	20 July 2001	19 July 2021	Unified service licence for 20 years
Mumbai	20 July 2001	19 July 2021	Unified service licence for 20 years
Madhya Pradesh	20 July 2001	19 July 2021	Unified service licence for 20 years
UP (East)	20 July 2001	19 July 2021	Unified service licence for 20 years
UP (West)	20 July 2001	19 July 2021	Unified service licence for 20 years
Karnataka	20 July 2001	19 July 2021	Unified service licence for 20 years
Tamil Nadu	26 September 2001	25 September 2021	Unified service licence for 20 years
Chennai	26 September 2001	25 September 2021	Unified service licence for 20 years
Kolkata	20 July 2001	19 July 2021	Unified service licence for 20 years
Kerala	20 July 2001	19 July 2021	Unified service licence for 20 years
Delhi	20 July 2001	19 July 2021	Unified service licence for 20 years
Haryana	20 July 2001	19 July 2021	Unified service licence for 20 years
Himachal Pradesh	20 July 2001	19 July 2021	Unified service licence for 20 years
Orissa	20 July 2001	19 July 2021	Unified service licence for 20 years

Licensee/Region	Issue/Renewal Date	Expiry Date	Licensed Services/Period
Andhra Pradesh	20 July 2001	19 July 2021	Unified service licence for 20 years
J&K	21 September 2004	20 September 2024	Unified service licence for 20 years
NLD	28 January 2002	27 January 2022	Unified service licence for 20 years
ILD	25 February 2002	24 February 2022	Unified service licence for 20 years
Reliance Communications Infrastructure Limited			
India Nationwide	9 November 1998	8 November 2018	Internet service provider licence for 20 years
Reliance Telecom Limited			
Madhya Pradesh	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
Orissa	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
Bihar	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
West Bengal	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
Himachal Pradesh	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
Assam	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
North East	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
Reliable Internet Services Limited			
Kolkata	27 September 2001	26 September 2021	Cellular mobile telephony licence for 20 years

Environmental matters

Neither the Company nor any of its subsidiaries has been subject to any material fines or legal or regulatory action involving non-compliance with environmental regulations of India. The Company is unaware of any non-compliance in any material respect with relevant environmental protection regulations.

Insurance

The Company and its subsidiaries maintain property damage and business interruption insurance policies with independent third parties in respect of buildings, equipment and certain inventories covering losses due to any accidental destruction or damage (subject to certain specific exclusions). The Company considers such insurance coverage to be adequate and in accordance with customary industry practice.

Intellectual property rights

Neither the Company nor any of its subsidiaries owns any material intellectual property rights apart from each of their brand names. The Reliance ADA brand is owned by Anil Dhirubhai Ambani Ventures Private Limited ("ADAVL"). ADAVL, pursuant to a brand licence agreement entered into with the Company, has granted the Company a royalty free license to use the Reliance ADA brand for a period of 10 years. Neither the Company nor any of its subsidiaries is

dependent on patents, licences or other intellectual property which are material to its business or results of operations, other than licences to use the software that accompanies most of their equipment purchases.

Properties

The Company owns the 134 acre Dhirubhai Ambani Knowledge City complex and other properties, at which the national headquarters and major business facilities of the Group are located.

The table below sets forth the principal properties owned by the Group as of 31 December 2006:

Property	Owned by	With effect from	Description
ICI House, 34 Chowringhee Road, Kolkata—700 071	Company	2002	Regional Office Building
Dhirubhai Ambani Knowledge City, Thane Belapur Road, Navi Mumbai	Reliance Infocomm Infrastructure Private Limited	2002	Office Complex, Network Operating Centre, Internet Data Centre, Call Centre
City Office, Haddows Road No 3, Chennai	Company	2003	Freehold Land
Fortune Tower, Bhubaneshwar	Company	2003	Office Building
New IDC	RCIL	2003	IDC Building

Regulations

The telecommunications industry in India is subject to a wide range of governmental laws and regulations.

In December 1991, the Government of India initiated the process of liberalising the telecommunications industry by inviting bids from private service providers to provide wireless services in the four metropolitan cities of Chennai, Delhi, Kolkata and Mumbai. In January 1995 the Government invited tenders from private service providers, with no more than 49 per cent. of foreign ownership, to provide wireless services in 18 telecommunications circles, excluding the four metropolitan areas. The circles were classified into three categories ('A' to 'C') based principally on their revenue generating potential with the Category 'A' circle having the highest revenue potential. In 1994, the Government invited bids from Indian companies for providing basic (fixed-line) services in 21 circles.

The following chart illustrates the current regulatory and operational structure of the telecommunications industry in India.



Supreme Court of India
Telecom Dispute Settlement Appellate Tribunal
– Adjudicates disputes between licensor and licensee and between/among industryplayers and consumer groups
Ministry of Communications
Department of Telecommunications/ Telecom Commission
– Policy role and licensor
– Control of 56.25% of Mahanagar Telephone Nigam Limited, 26.12% of Videsh Sanchar Nigam Limited and 100% of Bharat Sanchar Nigam Limited
Telecom Regulatory Authority of India
– Regulation (excluding licensing) and supervision
– Makes recommendations to the Department of Telecommunications
Mahanagar Telephone Nigam Limited
– Basic Services in Mumbai and Delhi
– GSM cellular service in Mumbai and Delhi
– Internet access services
– Other services as permitted by licence
Bharat Sanchar Nigam Limited
– Domestic long-distance services
– Basic and GSM cellular services other than for Mumbai and Delhi
– Internet Access Services
Videsh Sanchar Nigam Limited
– All International services
– Specialized and value-added services
– Internet access services
– TataGroup acquired control in early 2002
Private Internet Licensees
– Internet Access services
– Privately owned
Private Cellular Licensees
– Local cellular mobile
– Privately owned
Private Basic Licensees
– Basic services within circles
Private ILD, DLD Licensees
– Licenses have been issued to some bidders

In March 1999, the Government announced the New Telecommunications Policy 1999 ("NTP 1999"), which permitted basic and wireless service providers to migrate from a fixed-licence fee regime to a revenue sharing arrangement. It also permitted unlimited competition in fixed-line services. The Government also permitted the entry of an additional private wireless service provider in all the existing mobile circles. In October 1999, the Department of Telecommunications ("DoT") was divided into two departments: the DoT, which performs the role of licensor and policy maker, and the Department of Telecom Services, which was to function as the service provider. The service provider was incorporated in October 2000 as a new entity—Bharat Sanchar Nigam Limited, which provides telecommunications services in the entire country except in Delhi and Mumbai, where Mahanagar Telephone Nigam Limited is the Government-controlled service provider. In August 2000, the Government announced the terms of the policy for national long distance services, initiating unlimited competition in these services. Subsequently, licences were awarded by the Government to the selected bidders in wireless services.

In January 2001, based on TRAI's recommendations, the Government issued guidelines to permit fixed-line services providers to provide limited mobility services using Wireless in Local Loop ("WLL") technology, within the Short Distance Charging Area, in which the subscriber is registered. In October 2003, TRAI recommended to the Government that basic services providers providing limited mobility services using WLL technology pay a specified amount as an additional entry fee.

In November 2003, an addendum to NTP 1999 was issued to include the following categories of licences for telecommunications services:

- A unified licence for telecommunication services, permitting the licencee to provide all telecommunication/telegraph services covering various geographical areas using any technology; and
- A licence for unified access (fixed-line and wireless) services, or a unified access services licence ("UAS Licences"), permitting the licencee to provide basic and/or wireless services using any technology in a defined service area.

There is no limitation on the number of UAS Licences that can be granted in any circle although availability of spectrum will limit the number of service providers who propose to provide wireless services.

Competition

The Indian telecommunications industry is highly competitive with most circles having from five to seven wireless operators (both GSM and CDMA). Consequently the Company and its subsidiaries face significant competition.

Presently, competition primarily consists of national GSM operators such as Bharti Airtel, BSNL and Hutchison Essar. Apart from these national GSM players there is one other national CDMA operator (Tata Teleservices) and a number of regional GSM and CDMA operators, such as Aircel, Idea Cellular, Spice Telecom, and Shyam Telecom. Further, based on publicly available information, it has recently been announced that Vodafone intends to acquire Hutchison Whampoa's entire interest in Hutchison Essar. Increasing investment by many operators and the expansion of regional operators into new circles is expected to result in greater competition. This would in turn lead to an expansion of the overall wireless market.

In the traditional fixed line services, our primary competitors are the incumbent government owned entities such as BSNL and MTNL. Our strategy is to offer features such as rich fixed wireless services as a substitute for narrow band telephony services offered by BSNL and MTNL.

In both the international and national long distance segments, we currently face significant competition from VSNL, BSNL and Bharti Airtel. However, in both these segments, licences to provide NLD and ILD services have been allotted to a number of new players. These new licencees are likely to enter the market in the current and next few quarters using aggressive pricing as an entry strategy and thus the revenues from these services may come under pressure. Increase in usage is likely to mitigate this risk.

Mobile Number Portability ("MNP"), which allows a subscriber to switch his wireless service provider while retaining his number, is expected to increase the competition and thereby increase the subscriber churn across the industry. MNP is likely to be implemented sometimes towards the end of the current calendar year.

Carrier Access Code ("CAC") enables a subscriber to choose his long distance service provider. Currently a subscriber does not have the choice of choosing his long distance service provider and has to route his long distance calls through the NLD/ ILD network with whom his service provider has an interconnect agreement. With the implementation of CAC, the competition in NLD/ ILD segments is expected to increase as even long distance operators with no last mile access will be able to offer their carrier network to the end users. TRAI has initiated industry level discussion on the implementation of CAC and currently there is no visibility on the likely date of its implementation.

Legal proceedings

Except as disclosed in the following paragraphs, neither the Company nor any of its subsidiaries is a party to, and none of its respective property is subject to, any pending legal proceedings which the Company considers to be potentially material to its respective business.

Company

- DoT had imposed a penalty of Rs.1.5 billion on RIC for alleged violations of licence conditions for home country direct services by tampering with the caller line identification and avoiding paying the appropriate access deficit charge. The Telecom Disputes Settlement and Appellate Tribunal ("TDSAT") upheld this penalty. RIC has paid such amount to the DoT and appealed against the TDSAT order to the Supreme Court of India. The matter is pending before the Supreme Court of India.

- MTNL and BSNL sought to recover approximately Rs.3.41 billion and Rs.3.19 billion, respectively, for alleged wrong routings of RIC's home country direct calls from May 2004 to September 2004. The matters are pending before the Delhi High Court.
- Delhi and Navi Mumbai Municipal Corporation's Health Department filed a criminal complaint against RIC, as the licencee, for putting "Plan-A-Baby" content in its Reliance Mobile World application, which, it has been alleged, is in violation of provisions of the Pre-Natal Diagnostic Test Act (the "PNDT Act"). The PNDT Act prohibits any advertisement regarding any material that provides for planning a baby boy/girl before conception.
- There are 10 major criminal cases filed by subscribers/customers on grounds including improper and wrongful billing which are pending. The complaints have alleged criminal breach of trust, cheating, forgery and falsification of documents etc. on the part of RIC and/or certain directors/ officers/employees of RIC. The Company has, where appropriate, petitioned the High Courts for a quashing of such complaints/a stay of proceedings and has secured interim relief in some of them and is contesting the others before the Magisterial Courts. The said matters are pending. Although there is no assurance as to their outcome, the Company believes these cases do not pose any material risks to it.
- BSNL has raised claims on the Company amounting to approximately Rs.4.45 billion towards access deficit charges for calls made from fixed wireless phones. RIC had filed a petition before TDSAT contesting BSNL's claims, which was dismissed. RIC has filed an appeal to the Supreme Court of India against TDSAT's order. The appeal was admitted and the Supreme Court directed RIC to deposit an amount of Rs.400 million pending the final decision in the matter. The amount has been deposited and the matter is pending.
- At present, there are approximately 1,100 cases filed by consumers against RIC across India, having an overall potential liability of Rs.100 million. See Note 10 of the Company's consolidated financial statements as at and for the nine-month period ended 31 December 2006 for details of the Company's aggregate contingent liabilities.

RCIL

There are no material outstanding litigations against RCIL, save for certain sales and entry tax demand notices of approximately Rs.110 million. These are pending before various appellate authorities.

RTL

There are no material outstanding litigations against RTL.

FLAG Telecom

On 22 December 2004, FLAG Telecom filed a request for arbitration with the Secretariat of the International Court of Arbitration of the International Chamber of Commerce ("ICC"), in a dispute arising from VSNL's continued refusal, in breach of the Construction and Maintenance Agreement between FLAG Telecom and VSNL. The Tribunal appointed by the ICC rendered its first partial award on 17 May 2006 in which FLAG Telecom's right to upgrade the capacity of the FEA without restriction was upheld and VSNL's duty to grant FLAG Telecom access to its landing station in order to assign capacity to ITEs, on reasonable terms and conditions, was confirmed.

The Tribunal rendered its second partial award on 22 December 2006 in which it upheld FLAG Telecom's contention that VSNL is not required to enter into a separate agreement with ITEs in India who lease capacity on the FLAG Telecom cable system. The Tribunal will determine the quantum of reasonable access charges through a further partial award.

VSNL filed a petition challenging the award before the Dutch High Court on 7 September 2006. FLAG Telecom is required to submit its response to this petition by 31 March 2007.

Pursuant to the Tribunal's order, on 5 February 2007, FLAG Telecom filed its monetary damage claim of U.S.$406.11 million against VSNL. VSNL has to respond to FLAG Telecom's claim by 5 March 2007. FLAG Telecom and VSNL are also required to apply for an order for the production of documents by 20 March 2007. The Tribunal will set the hearing date following the document production proceedings as well as further submission that may be required prior to such hearing.

Employees

As of 31 December 2006, the Company directly employed 10,115 full-time employees while each of RCIL and RTL had a total of 199 and 802 full-time employees, respectively. The Company and each of the subsidiaries believe that labour relations are currently good.

The Company provides a number of benefits for its employees including an employee stock option plan, pension schemes, life insurance and accident insurance, healthcare and training programmes.

Management

Directors

Under the Companies Act, the number of the Directors cannot be less than three or more than 12.

The Articles of Association of the Company require that Mr. Anil D. Ambani be a Director and the non-retiring Chairman of the Board. The Chairman shall preside at all meetings of the Board and the general meetings of the Company and will have a vote in the event of a tie.

The Directors may be appointed by the Board or by a general meeting of the shareholders. The Board may appoint any person as an additional Director, but such a Director must retire at the next annual general meeting unless re-elected by the shareholders after complying with the provisions of the Companies Act. A casual vacancy caused on the Board due to death or resignation of a sitting member can be filled by the Board, but such a person can remain in office only for the unexpired term of the person in whose place he was appointed and on the expiry of the term he will retire unless elected by the shareholders. The Board may appoint an alternate Director in accordance with the provisions of the Companies Act to act for a Director during his absence, which period of absence shall not be less than three months.

Two-thirds of the total number of Directors on the Board are subject to retirement by rotation, and of such Directors one third must retire every year. The Directors to retire are those who have been the longest in office. The Directors of the Company are not required to hold any qualification Shares.

Name	Position	Age	Year appointed as Director
Mr. Anil D. Ambani	Chairman	47	2006
Prof. J. Ramachandran	Director	49	2006
Mr. S. P. Talwar	Director	67	2006
Mr. Deepak Shourie	Director	57	2006

Mr. Anil D. Ambani is the Chairman of the Company and of Reliance Capital Limited, RCIL, RTL, Reliance Natural Resources Limited, and is the Chairman and Managing Director of Reliance Energy Limited. Previously, he held the position of Vice Chairman and Managing Director of Reliance Industries Limited. These companies are part of the Reliance Anil Dhirubhai Ambani Group. He holds a Bachelor of Science degree from the University of Bombay and a Master of Business Administration degree from the Wharton School, University of Pennsylvania, United States.

Prof. J. Ramachandran holds the Chair of Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a chartered and cost accountant and obtained his doctorate from the Indian Institute of Management, Ahmedabad.

Mr. S. P. Talwar previously served as Deputy Governor of the Reserve Bank of India and Chairman-cum-Managing Director of the Bank of Baroda. He has extensive experience in the Indian financial services sector.

Mr. Deepak Shourie has more than 37 years' experience with an emphasis on media, consumer goods, and corporate affairs. He presently holds the position of Executive Vice President and Managing Director of Discovery Communication India.

Senior management

The table below sets forth the senior management of the Company:

Name	Position
Mr. Hasit Shukla	Manager, Company Secretary and Compliance Officer
Mr. S.P. Shukla	President, Personal Business
Mr. Prakash Bajpai	President, Enterprise Business
Mr. Sanjay Behl	Head, Marketing Business
Mr. V.K. Aggarwal	Head, Voice (Global Business)
Mr. Punit Garg	President, FLAG Telecom

Mr. Hasit Shukla acts as Manager, Company Secretary and Compliance Officer of the Company. He has over 24 years' experience in corporate secretarial, legal, finance and managerial matters. He is a Fellow Member of The Institute of Company Secretaries of India with a degree in Commerce and Law.

Mr. S.P. Shukla is the President, Personal Business of the Company. He has nearly 25 years of extensive experience in the industry, having held senior positions in telecommunications firms. He was the Managing Director and Director for Sales and Marketing division of the Swisscom-Essar Joint Venture (now Hutchison Essar). Mr. Shukla has over 12 years' experience in the cellular sector which includes experience in implementing the first GSM projects in India. Prior to joining the Company, he headed RTL. He received his Master of Business Administration degree from the Indian Institute of Management, Ahmedabad.

Mr. Prakash Bajpai is the President, Enterprise Business of the Company. Mr. Bajpai was previously with AT&T Network systems and Tata Lucent Technology. As president and CEO of Hughes Telecom, Mr Bajpai led the pioneering effort to build India's first integrated broadband network in Maharashtra and Goa. He graduated from the University of Delhi with a degree in Engineering.

Mr. Sanjay Behl acts as the Head of Marketing Business of the Company. Mr. Behl has over 12 years of sales and marketing experience. Prior to joining the Company, he performed various key national and global marketing roles at Unilever and Nokia. He has a Master's degree in Management Studies from Mumbai University.

Mr. Vijay K. Aggarwal is Head, Voice (Global Business). Mr. Aggarwal has over 32 years of management experience in telecommunications marketing and sales, project management, systems and procedures and strategic planning and managing organisation. Prior to joining the Company, Mr. Aggarwal worked with reputed organisations including Larsen & Toubro for 20 years and Bharti for five years. Mr. Aggarwal is an electronics and telecommunication Engineer from the Delhi College of Engineering, Delhi University and received his Master of Business Administration degree in marketing from the Faculty of Management Studies, Delhi University.

Mr. Punit Garg is the President of FLAG Telecom. He has over 21 years of experience in the telecommunications industry. Since 2001, Mr. Garg has led the planning and launching of the Company's wireless, broadband and international business. Prior to joining the Company, Punit was Managing Director, Lockheed Martin Global Telecom and responsible for joint ventures and business management for the South Asia region. He has also held several senior positions in leading global organisations including COMSAT, Jet Airways and Equant (formerly SITA). He holds a Bachelor's degree in Engineering.

Committees

The Audit Committee consists of Mr. Anil D. Ambani, Prof. J. Ramachandran, Mr. S. P. Talwar and Mr. Deepak Shourie. The Committee reviews the Company's financial reporting processes and the adequacy of the internal audit team.

The Shareholders'/Investors' Grievance Committee consists of Mr. Anil D. Ambani, Prof. J. Ramachandran, Mr. S. P. Talwar and Mr. Deepak Shourie. The Committee was formed to address and approve matters relating to the transfer/transmission of Shares, issue of duplicate certificates, non-receipt of balance sheets, non-receipt of dividends and the general review/ redressal of investor grievances.

The Remuneration Committee of the Board consists of Mr. Anil D. Ambani, Prof. J. Ramachandran, Mr. S. P. Talwar and Mr. Deepak Shourie. It is authorised to decide and approve remuneration of the Directors and the executive officers.

Share ownership

Prior to the restructuring of Reliance Industries Limited, the Company was a wholly-owned subsidiary of Reliance Industries Limited. Pursuant to the restructuring plans of Reliance Industries Limited, the Company allotted Shares to certain shareholders of Reliance Industries Limited.

The Company has also completed its corporate reorganisation within less than six months from the date of Board approval. Post the reorganisation, Reliance Communications Limited has become the major operating entity for the entire telecom business of the Group.

The Company and its wholly-owned subsidiaries now own 100 per cent. of the networks, facilities, licences and properties used in its business. This includes the nationwide CDMA and GSM wireless networks, the national and intra-city fibre-optic networks, the FLAG Telecom and FALCON global submarine cable systems, the Reliance World retail chain, and the internet data centres, network operating centres and other facilities used in the Company's telecom businesses.

According to the terms of the reorganisation, The Company allotted 821,484,568 Shares to its promoter group for relinquishment of their shares in the main operating companies, namely, RIC, (now merged with the Company), RCIL and RTL and other companies forming part of the Scheme. Following this allotment, the equity share capital of the Company increased to 2,044,614,990 Shares aggregating Rs.10,223.1 million. The reorganisation did not involve any cash transactions. In accordance with the approved scheme, RIC has been merged fully with the Company and has become an operating division. Further, the network division of RCIL has also been merged with the Company and RCIL, RTL and FLAG Telecom have become wholly-owned direct subsidiaries of the Company. In addition, the Company has acquired the 134 acre Dhirubhai Ambani Knowledge City complex, and several other properties used in its businesses, which were previously privately owned. The post-reorganisation structure has placed the Company in a favourable position from the standpoint of resource mobilisation, transparency and valuations.

The table below sets forth, as of 31 December 2006, certain information with respect to the Shares owned by each person who beneficially owned 1 per cent. or more of the Shares.

Name of Shareholder	Number of Shares Owned	Percentage of Shares Owned
Anadha Enterprise Private Limited	268,599,358	13.14
Bhavan Mercantile Private Limited	444,221,662	21.73
AAA Communications Private Limited	595,289,152	29.11
Life Insurance Corporation of India	63,212,317	3.09
Deutsche Bank Trust Company Americas , as depositary for GDR Holders	39,579,513	1.94

The Promoters and certain other vehicles beneficially owned by the Promoters in aggregate owned 1,364,821,460 Shares of the Company as of 31 December 2006.

Employee stock options

The Board and shareholders of the Company have approved the grant of stock options to the employees of the Company and its subsidiaries aggregating up to 102,230,750 options constituting up to 5 per cent. of the issued and paid up equity share capital of the Company as of 31 December 2006. As of the latest practicable date, no stock options have been issued.

Indian securities market

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from SEBI, the BSE and the NSE, and has not been prepared or independently verified by the Company or the Global Coordinator or any of their respective affiliates or advisers.

The Indian securities market

India has a long history of organised securities trading. In 1875, the first stock exchange was established in Mumbai.

Stock exchange regulations

India's stock exchanges are regulated primarily by the SEBI, as well as by the Government acting through the Ministry of Finance ("MOF"), Stock Exchange Division, under the Securities Contracts (Regulation) Act, 1956 (the "SCRA"), as amended, and the Securities Contracts (Regulation) Rules, 1957 ("SCR Rules"), as amended. The SCR Rules, along with the rules, by-laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members.

The Securities and Exchange Board of India Act, 1992 (the "SEBI Act") granted SEBI powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organisations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. SEBI has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, insider trading, substantial acquisitions of shares and takeovers of companies, buy-backs of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

Listing

The listing of securities on a recognised Indian stock exchange is regulated by the Companies Act, the SCRA, the SCR Rules, the SEBI Act and various guidelines issued by SEBI and the listing agreements of the respective stock exchanges (the "Listing Agreements"). Under the standard terms of the Listing Agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer's obligations under such agreement, subject to the issuer receiving prior notice of the intent of the exchange and upon granting of a hearing in the matter. In the event that a suspension of a company's securities continues for a period in excess of three months, the company may appeal to SEBI to set aside the suspension. SEBI has the power to veto stock exchange decisions in this regard. SEBI also has the power to amend the Listing Agreements and the by-laws of the stock exchanges in India.

All listed companies are required to ensure a minimum level of public shareholding at 25 per cent. of the total number of issued shares of a class or kind for the purpose of continuous listing. The exceptions to this rule are for companies which (i) are offering or have offered shares to the extent of at least 10 per cent. of the issue size in terms of Rule 19(2)(b) of the Securities Contracts (Regulations) Rules, 1957; (ii) have twenty million or more outstanding shares; (iii) have a market capitalisation of Rs.10 billion or more and the minimum public shareholding to be maintained by such companies is 10 per cent. Consequently, a listed company may be delisted from the stock exchanges for not complying with the above-mentioned requirement.

A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from stock exchanges. A company may be delisted through a voluntary delisting sought by the

promoters of said company or a compulsory delisting by a stock exchange or due to any acquisition of shares of said company or by way of a scheme of arrangement, or the consolidation of holdings by the person in control of the management after which the public shareholding falls below the minimum limit specified in the listing agreement or listing condition. A company may voluntarily delist from the stock exchange where its securities are listed if the securities of such company have been listed on the stock exchange for a minimum period of three years and an exit opportunity has been given to the investors at an exit price determined in accordance with a specified formula. Such exit opportunity need not be given in cases where securities continue to be listed on a stock exchange having nationwide trading terminals, i.e. the BSE, NSE and any other stock exchange specified by SEBI. The procedure for compulsory delisting also requires the company to make an exit offer to the shareholders in accordance with the above-mentioned guidelines.

In order to restrict abnormal price volatility in any particular stock, the SEBI has instructed stock exchanges to apply daily circuit breakers which do not allow transactions beyond a certain level of price volatility. The index-based market-wide circuit breaker system (equity and equity derivatives) applies at three stages of the index movement, at 10 per cent., 15 per cent. and 20 per cent. These circuit breakers, when triggered, bring about a coordinated trading halt in all equity and equity derivative markets nationwide. The market-wide circuit breakers are triggered by movement of either the SENSEX of the BSE or NIFTY of the NSE, whichever is breached earlier.

In addition to the market-wide index-based circuit breakers, there are currently in place varying individual scrip-wise price bands. However, no price bands are applicable on scrips on which derivative products are available or scrips included in indices on which derivative products are available.

The stock exchanges in India can also exercise the power to suspend trading during periods of market volatility. Margin requirements are imposed by stock exchanges that are required to be paid by the stockbrokers.

Disclosures under the Companies Act and Securities Guidelines

Under the Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Companies Act and the SEBI Guidelines on Disclosure and Investor Protection 2000, as amended (the "SEBI Guidelines") and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated, which, in the case of the Company, is currently the Registrar of Companies, Mumbai, located at 100 Everest Marine Drive, Mumbai 400 002. A company's directors and promoters may be subject to civil and criminal liability for misstatements in a prospectus. The Companies Act, along with guidelines promulgated by SEBI, also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities. Pursuant to the provisions of the SEBI Act, the SEBI has issued detailed guidelines concerning disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the Government regulated the prices at which companies could issue securities. The SEBI Guidelines now permit companies to freely price their issues of securities.

All companies, including public limited companies, are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the disclosure requirements of the Companies Act and regulations governing their manner of presentation, which include sections pertaining to corporate governance and the management's discussion and analysis. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis, and is required to inform stock exchanges immediately regarding any stock price-sensitive information.

The Companies Act further requires mandatory compliance with accounting standards issued by the Institute of Chartered Accountants of India (the "ICAI").

The ICAI and SEBI have implemented changes which require Indian companies to account for deferred taxation, consolidate their accounts (subsidiaries only), provide segment-wise reporting and disclosure of related party transactions from 1 April 2001 and accounting for investments in associate companies and joint ventures in consolidated accounts from 1 April 2002.

As of 1 April 2003, accounting of intangible assets is also regulated by accounting standards set by the ICAI and as of 1 April 2004 accounting standards set by the ICAI will regulate accounting for impairment of assets.

Indian stock exchanges

There are currently 23 stock exchanges in India. Most of the stock exchanges have their own governing board for self-regulation. A number of these exchanges have been directed by the SEBI to file schemes for demutualisation as part of a move towards greater investor protection. The BSE and NSE together hold a dominant position among the stock exchanges in terms of the number of listed companies, market capitalisation and trading activity.

NSE

The NSE was established by financial institutions and banks to provide nationwide, online, satellite-linked, screen-based trading facilities for market-makers and electronic clearing and settlement for securities including government securities, debentures, public sector bonds and units. The NSE was recognised as a stock exchange under the SCRA in April 1993 and commenced operations in the wholesale debt market segment in June 1994. The capital market (equities) segment commenced operations in November 1994 and operations in the derivatives segment commenced in June 2000. In January 2007, the average daily traded value of the capital market segment was Rs.87.57 billion. As of 31 January 2007, the NSE had 1,084 trading members and over 8,835 registered sub-brokers on the capital market segment and the wholesale debt market segment. The NSE launched the NSE 50 index, now known as S&P CNX NIFTY, on 22 April 1996 and the Mid-cap Index on 1 January 1996. As of 31 January 2007, the market capitalisation of the NSE was approximately Rs.35,714.87 billion. With a wide network in major metropolitan cities, screen-based trading, a central monitoring system and greater transparency, the NSE has lately recorded high volumes of trading.

BSE

The BSE is the Company's primary stock exchange in India. Established in 1875, it is the oldest stock exchange in India. In 1956 it became the first stock exchange in India to obtain permanent recognition from the Indian Government under the SCRA. It has evolved over the years into its present status as the premier stock exchange of India. Recently, pursuant to the SEBI's BSE (Corporatisation and Demutualisation) Scheme, 2005, with effect from 20 August 2005 the BSE has been corporatised and demutualised and is now a company under the Companies Act. The BSE switched over from an open outcry trading system to an online trading network in May 1995 and has today expanded this network to over 414 cities in India.

As of 31 December 2006, the BSE had 913 members, comprising 180 individual members, 711 Indian companies and 22 FIIs. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of 31 December 2006, there were 4,796 listed companies trading on the BSE and the estimated market capitalisation of stocks trading on the BSE was Rs.36,243.57 billion. In December 2006 the average daily turnover on the BSE was Rs.42.76 billion. As of 31 December 2006, the BSE had 14,440 trader work stations spread over 414 cities.

Internet-based securities trading and services

SEBI approved internet trading in January 2000. Internet trading takes place through order routing systems, which route client orders to exchange trading systems for execution. Stockbrokers interested in providing this service are required to apply for permission to the relevant stock exchange and also have to comply with certain minimum conditions stipulated by the SEBI. The NSE became the first exchange to grant approval to its members for providing internet-based trading services. Internet trading is possible on both the "equities" as well as the "derivatives" segments of the NSE.

Listing agreements

The Company has entered into listing agreements with each of the Indian stock exchanges on which the Company's shares are listed. Each of the listing agreements provides that if a purchase of a listed company's shares results in the purchaser and its affiliates holding more than 5 per cent. of the company's outstanding equity shares or voting rights, the purchaser and the company must, in accordance with the provisions of the Takeover Code (see below), as amended to date, report its holding to the company and the relevant stock exchange(s). The listing agreements provide that whenever a take-over offer is made or there is any change in the control of the management of the company, the person who secures the control of the management of the company and the company whose shares have been acquired shall comply with the relevant provisions of the Takeover Code. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis and to inform stock exchanges immediately of all events which will have a bearing on the performance/operations of the company as well as any stock price-sensitive information.

Takeover Code

Disclosure and mandatory bid obligations for listed Indian companies under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Takeover Code"), which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the SEBI and was last amended in October 2006. Since the Company is an Indian listed company, the provisions of the Takeover Code will apply to the Company.

The salient features of the Takeover Code are as follows:

- The term "shares" is defined under the Takeover Code to mean equity shares or any other security, which entitles a person to acquire shares with voting rights but does not include preference shares.
- Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, or acquires or agrees to acquire control over a company, either by himself or with any person acting in concert with him) who acquires shares or voting rights that would entitle him to more than 5 per cent., 10 per cent., 14 per cent., 54 per cent. or 74 per cent. of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company and to each of the stock exchanges on which the company's shares are listed at every such stage within two days of (i) the receipt of allotment of shares or (ii) the acquisition of shares or voting rights, as the case may be. Such company in turn is also required to disclose the same to the stock exchanges on which the company's shares are listed.
- A person who holds more than 15 per cent. of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company within 21 days of the financial year ending on 31 March (which in turn is required to disclose the same to each of the stock exchanges on which that company's shares are listed). Further, such person who holds 15 per cent. or more but less than 55 per cent. of the shares or voting rights in any company is required to disclose any purchase or sale of shares aggregating 2 per cent. of the share capital

of a company, to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed) and to each of the stock exchanges on which the shares of the company are listed within two days of (i) the receipt of intimation of the allotment of shares or (ii) the acquisition of shares or voting rights, as the case may be.

- Promoters or persons in control of a company are also required to make periodic disclosure of their holdings or the voting rights held by them along with persons acting in concert, in the same manner as above, annually within 21 days of the end of each financial year as well as from the record date for entitlement of dividends. The company is also required to disclose the holdings of its promoters or persons in control as of 31 March of the respective year and on the record date fixed for the declaration of dividends to each of the stock exchanges on which its equity shares are listed.
- An acquirer who, together with persons acting in concert with him, acquires or agrees to acquire 15 per cent. or more (taken together with existing equity shares or voting rights, if any, held by it or by persons acting in concert with it) of the shares or voting rights of a company would be required to make a public announcement offering to acquire a further minimum of 20 per cent. of the shares of the company at a price not lower than the price determined in accordance with the Takeover Code. Such offer has to be made to all public shareholders of a company (public shareholding is defined as shareholding held by persons other than the promoters) and within four working days of entering into an agreement for the acquisition of or of the decision to acquire shares or voting rights which exceed 15 per cent. or more of the voting rights in a company. A copy of the public announcement is required to be delivered on the date on which such announcement is published to SEBI, the company and the stock exchanges on which a company's equity shares are listed.
- An acquirer who, together with persons acting in concert with him, has acquired 15 per cent. or more, but less than 55 per cent. of the shares or voting rights in the shares of a company, cannot acquire additional shares or voting rights that would entitle him to exercise more than 5 per cent. of the voting rights in any financial year ending on 31 March unless such acquirer makes a public announcement offering to acquire a further minimum of 20 per cent. of the shares of the company at a price not lower than the price determined in accordance with the Takeover Code. Any further acquisition of shares or voting rights by an acquirer who, together with persons acting in concert with him, if any, holds 55 per cent. or more but less than 75 per cent. of the shares or voting rights (or, where the company concerned obtained the initial listing of its shares by making an offer of at least 10 per cent. of the issue size to the public pursuant to Rule 19(2)(b) of the SCR Rules, less than 90 per cent. of the shares or voting rights in the company) in a company also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the Listing Agreement for the purposes of continuous listing, in accordance with the Takeover Code.
- In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20 per cent. of the shares of the company. In addition, the Takeover Code introduces the "chain principle" by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each of its subsidiary companies which is listed. However, the public announcement requirement will not apply to any change in control which takes place pursuant to a special resolution passed by way of postal ballot by shareholders. The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price. The minimum offer price depends on whether the shares of the company are "Frequently" or "Infrequently" traded (as defined in the Takeover Code). In the case of shares which are Frequently traded, the minimum offer price shall be the highest of:

  (a) the negotiated price under the agreement for the acquisition of shares or voting rights in the company;

(b) the highest price paid by the acquirer or persons acting in concert with him/her for any acquisitions, including through an allotment in a public, preferential or rights issue, during the 26-week period prior to the date of the public announcement; or

(c) the average of the weekly high and low of the closing prices of the shares of the company as quoted on the stock exchange where the shares of the company are most frequently traded during the 26-week period prior to the date of the public announcement or the average of the daily high and low of the prices of the shares as quoted on the stock exchange where the shares of the company are most frequently traded during the two-week period prior to the date of the public announcement, whichever is higher.

- The open offer for the acquisition of a further minimum of 20 per cent. of the shares of a company has to be made by way of a public announcement which is to be made within four working days of entering into an agreement for the acquisition or the decision to acquire shares or voting rights exceeding the relevant percentages or within four working days after the decision to make any such change(s) is made which would result in acquisition of control.
- The Takeover Code provides that an acquirer who seeks to acquire any shares or voting rights which would result in the public shareholding in the target company being reduced to a level below the limit specified in the listing agreement with the stock exchange for the purpose of listing on a continuous basis, shall take the necessary steps to facilitate the compliance by the company with the relevant provisions of such listing agreement, within the time period mentioned therein. Further, the Takeover Code contains penalties for the violation of any provisions.
- The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out.
- Acquirers making a public offer are also required to deposit a percentage of the total consideration for such offer in an escrow account. This amount will be forfeited in the event that the acquirer does not fulfil his/her obligations.

The public offer provisions of the Takeover Code (subject to certain specified conditions), do not apply, *inter alia*, to certain specified acquisitions, including the acquisition of shares (i) by allotment in a public and rights issue subject to the fulfilment of certain conditions, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of clients, (iv) in unlisted companies (unless such acquisition results in an indirect acquisition of shares in excess of 15 per cent. in a listed company), (v) pursuant to a scheme of arrangement or reconstruction including an amalgamation or demerger, under any law or regulation of India or any other country, (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985 ("SICA"), (vii) resulting from transfers between companies belonging to the same group of companies or between promoters of a publicly listed company and their relatives, provided the relevant conditions are complied with, (viii) through inheritance on succession, (ix) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with the SEBI, to their respective promoters or to other venture capital undertakings, (x) by companies controlled by the Government unless such acquisition is made pursuant to a disinvestment process undertaken by the Government or a State Government, (xi) pursuant to a change in control by the takeover/restoration of the management of a borrower company by a secured creditor under the terms of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, (xii) by acquisition of shares by a person in exchange for equity shares received under a public offer made under the Takeover Code, and (xiii) in terms of guidelines and regulations relating to delisting of securities as specified by SEBI. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions, either on their own account or as a pledgee. An application may also be filed with the SEBI seeking exemption from the requirements of the Takeover Code.

The general requirements to make such a public announcement do not, however, exempt takeovers of a financially weak company but not a "sick industrial company" pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. Any person acquiring shares from the promoters or the persons in charge of the management of the affairs of a financially weak company or financial institution is required to make a public announcement of his intention to acquire shares from the other shareholders of such company. Such public announcement shall contain relevant details about the offer including the information about the identity and background of the person acquiring the shares, the number and percentage of shares proposed to be acquired, the offer price, the specified date, the date of opening of the offer and the period for which the offer shall be kept open and such other particulars as may be required by SEBI. A "financially weak company" is a company which has, as at the end of the previous financial year, accumulated losses which have resulted in the erosion of more than 50 per cent. but less than 100 per cent. of the total sum of its paid up capital and free reserves as at the beginning of the previous financial year. A "sick industrial company" is a company registered for not less than five years which has, as at the end of any financial year, accumulated losses equal to or exceeding its entire net worth.

In addition, the Takeover Code does not apply to the acquisition of global depositary receipts, so long as they are not converted into shares carrying voting rights where the issuer is a publicly listed company. The Takeover Code does not apply to the acquisition of shares in companies whose shares are not listed on any stock exchange.

Depositaries

In August 1996, the Indian Parliament enacted the Depositaries Act, 1996 (the "Depositaries Act") which provides a legal framework for the establishment of depositaries to record ownership details and effect transfers in book-entry form. SEBI framed the Securities and Exchange Board of India (Depositaries and Participants) Rules and Regulations, 1996 which provide for the formation of such depositaries, the registration of participants as well as the rights and obligations of the depositaries, participants, companies and beneficial owners. The depositary system has significantly improved the operation of the Indian securities markets. The Depositaries Act requires that every person subscribing to securities offered by an issuer has the option either to receive the security certificate or hold the securities with a depositary.

Trading of securities in book-entry form commenced in December 1996. In order to encourage "dematerialisation" of securities, SEBI has set up a working group on dematerialisation of securities comprising foreign institutional investors, custodians, stock exchanges, mutual funds and the National Securities Depositary Limited to review the progress of securities and trading in dematerialised form and to recommend scrips for compulsory, dematerialised trading in a phased manner. In January 1998, the SEBI notified scrips of various companies for compulsory dematerialised trading by certain categories of investors such as foreign institutional investors and other institutional investors and has also notified compulsory dematerialised trading in specified scrips for all retail investors. SEBI has subsequently significantly increased the number of scrips in which dematerialised trading is compulsory for all investors. SEBI has also provided that the issue and allotment of shares in public offers, rights offers or offers for sale after specified dates to be notified from time to time by SEBI shall only be in dematerialised form and an investor shall be compulsorily required to open a depositary account with a participant. Under the Depositaries Act, a company shall give the option to subscribers/shareholders to receive the security certificates or hold securities in dematerialised form with a depositary.

However, even in the case of scrips notified for compulsory dematerialised trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements for reporting such transactions to the stock exchange and on transactions on the stock exchange involving lots of less than 500 securities.

Transfers of shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants registered with the depositaries

established under the Depositaries Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant and have to be borne by the accountholder. Upon delivery, the shares shall be registered in the name of the relevant depositary on the company's books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and be subject to all liabilities in respect of his/her securities held by a depositary.

The Companies Act compulsorily provides that Indian companies making any initial public offerings of securities for or in excess of Rs.100 million should issue the securities in dematerialised form in accordance with the provisions of the Depositaries Act of 1996 and the Regulations made thereunder.

Insider Trading Regulations

The SEBI (Prohibition of Insider Trading) Regulations, 1992 (the "Insider Trading Regulations") prevent insider trading in India by prohibiting and penalising an "insider" from dealing, either on his/her own behalf or on behalf of any other person, in the securities of a company listed on any stock exchange when in possession of unpublished price-sensitive information. The terms "unpublished" and "price-sensitive information" are defined by the Insider Trading Regulations. The insider is also prohibited from communicating, counselling or procuring, directly or indirectly, any unpublished price-sensitive information while in possession of such information. The prohibition under Regulation 3A also extends to a company dealing, while in the possession of unpublished price-sensitive information, and is not restricted to insiders alone. It is to be noted that SEBI amended the Insider Trading Regulations in 2002 to provide certain defences to the prohibition on insiders in possession of unpublished price-sensitive information dealing in securities.

On a continuing basis under the Insider Trading Regulations, any person who holds more than 5 per cent. of the shares or of the voting rights in any listed company is required to disclose to the company the number of shares or voting rights held by him and any change in such shareholding or voting rights (even if such change results in the shareholding falling below 5 per cent.). If there has been a change in such holdings since the last disclosure made, provided such change exceeds 2 per cent. of the total shareholding or voting rights in the company, such disclosure is required to be made within four working days of (i) the receipt or intimation of the allotment of the shares or (ii) the acquisition or the sale of the shares or voting rights.

The Insider Trading Regulations make it compulsory for listed companies and certain other entities associated with the securities market to establish an internal code of conduct to prevent insider trading deals and also to regulate disclosure of unpublished price-sensitive information within such entities so as to minimise misuse thereof. To this end, the Insider Trading Regulations provide a model code of conduct. Further, the Insider Trading Regulations specify a model code of corporate disclosure practices to prevent insider trading, which is to be implemented by all listed companies and other such entities. The Insider Trading Regulations require any person who holds more than 5 per cent. of the shares or voting rights in any listed company to disclose to the company the number of shares or voting rights held by such person on becoming such a holder, within four working days of:

(1) the receipt of formal intimation of the allotment of shares; or

(2) the acquisition or sale of shares or voting rights, as the case may be.

All directors, officers and substantial shareholders in a listed company are required to make periodic disclosure of their shareholdings as specified in the Insider Trading Regulations.

Public issuance of securities

Under the Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Companies Act and the SEBI Guidelines, as amended, and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated. A company's directors and promoters are subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities. The SEBI Guidelines also set forth guidelines concerning disclosure by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the Government regulated the prices at which companies could issue securities. The SEBI Guidelines now permit most companies to freely price their public issues of securities.

Derivatives (futures and options)

Trading in derivatives is governed by the SCRA, the SCRA Rules and the SEBI Act. The SCRA was amended in February 2000 and derivative contracts were included within the term "securities", as defined by the SCRA. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self-regulatory organisation under the supervision of SEBI. Derivatives products were introduced in phases in India, starting with futures contracts in June 2000 and index options, stock options and stock futures in June 2000, July 2001 and November 2001, respectively.

Terms and Conditions of the Bonds

The following, other than the words in italics, is the text of the Terms and Conditions of the Bonds which will appear on the reverse of each of the definitive certificates evidencing the Bonds:

The issue of U.S.$1,000,000,000 in aggregate principal amount of Zero Coupon Convertible Bonds Due 2012 (the "Bonds", which term shall, unless otherwise indicated, include any further Bonds issued in accordance with Condition 16 and consolidated and forming a single series therewith) of Reliance Communications Limited (the "Issuer") was authorised by a resolution of the Board of Directors of the Issuer passed on 10 January 2007 and by a resolution of shareholders of the Issuer passed on 31 March 2006. The Bonds are constituted by a trust deed (as amended or supplemented from time to time) (the "Trust Deed") to be dated on or about 28 February 2007 and made between the Issuer and Deutsche Trustee Company Limited as trustee for the holders of the Bonds (the "Trustee", which term shall, where the context so permits, include all other persons for the time being acting as trustee or trustees under the Trust Deed). The Issuer shall also enter into a paying, conversion and transfer agency agreement (as amended or supplemented from time to time, the "Agency Agreement") dated 28 February 2007 with the Trustee, Deutsche Bank AG, London Branch, as principal paying, conversion and transfer agent (the "Principal Agent"), Deutsche Bank Luxembourg S.A. as registrar (the "Registrar") and the other paying, conversion and transfer agents appointed under it (each a "Paying Agent", "Conversion Agent", "Transfer Agent" (references to which shall include the Registrar) and together with the Registrar and the Principal Agent, the "Agents") relating to the Bonds. References to the "Principal Agent", "Registrar" and "Agents" below are references to the principal agent, registrar and agents for the time being for the Bonds. The statements in these terms and conditions (these "Conditions") include summaries of, and are subject to, the detailed provisions of the Trust Deed. Unless otherwise defined, terms used in these Conditions have the meaning specified in the Trust Deed. Copies of the Trust Deed and of the Agency Agreement are available for inspection at the office of the Trustee at Winchester House, 1 Great Winchester Street, London EC2N 2DB and at the specified offices of each of the Agents. The Bondholders are entitled to the benefit of the Trust Deed and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1 Status

The Bonds constitute direct, unsubordinated, unconditional and (subject to the provisions of Condition 5) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable law and subject to Condition 5, at all times rank at least equally with all of its other present and future direct, unsubordinated, unconditional and unsecured obligations.

2 Form and denomination

The Bonds are issued in registered form in the denomination of U.S.$100,000 each or integral multiples thereof. A bond certificate (each a "Certificate") will be issued to each Bondholder in respect of its registered holding of Bonds. Each Bond and each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Bondholders which the Issuer will procure to be kept by the Registrar.

Upon issue, the Bonds will be represented by a Global Certificate deposited with a common depositary for, and representing Bonds registered in the name of, a nominee of the common depositary for, Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme. These Conditions are modified by certain provisions contained in the Global Certificate. Except in the limited circumstances described in the Global Certificate, owners of interests in Bonds represented by the Global Certificate will not be entitled to receive definitive Certificates in respect of their individual holdings of Bonds. The Bonds are not issuable in bearer form.

3 Title

Title to the Bonds passes only by transfer and registration in the register of Bondholders as described in Condition 4. The holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Terms and Conditions "Bondholder" and (in relation to a Bond) "holder" mean the person in whose name a Bond is registered.

4 Transfers of Bonds; Issue of Certificates

4.1 Register

The Issuer will cause to be kept at the specified office of the Registrar and in accordance with the terms of the Agency Agreement a register on which shall be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers of the Bonds (the "Register"). Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding.

4.2 Transfers

Subject to Conditions 4.5 and 4.6 and the terms of the Agency Agreement, a Bond may be transferred or exchanged by delivery of the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office of the Registrar or any of the Transfer Agents. No transfer of title to a Bond will be valid unless and until entered on the Register.

Transfers of interests in the Bonds evidenced by the Global Certificate will be effected in accordance with the rules of the relevant clearing systems.

4.3 Delivery of new Certificates

4.3.1 Each new Certificate to be issued upon a transfer of Bonds will, within seven business days (at the place of the relevant specified office) of receipt by the Registrar or, as the case may be, any other relevant Transfer Agent of the original Certificate and form of transfer duly completed and signed, be made available for collection at the specified office of the Registrar or such other relevant Transfer Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (free of charge to the holder and at the Issuer's expense) to the address specified in the form of transfer. The form of transfer is available at the specified office of the Principal Agent.

Except in the limited circumstances described in the Global Certificate, owners of interests in the Bonds will not be entitled to receive physical delivery of Certificates.

4.3.2 Where only part of a principal amount of the Bonds (being that of one or more Bonds) in respect of which a Certificate is issued is to be transferred, redeemed or converted, a new Certificate in respect of the Bonds not so transferred, redeemed or converted will, within seven business days (at the place of the relevant specified office) of delivery of the original Certificate to the Registrar or other relevant Agent, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred, redeemed or converted (free of charge to the holder and at the Issuer's expense) to the address of such holder appearing on the Register.

4.3.3 For the purposes of these Conditions (unless otherwise specified), "business day" shall mean, in relation to any place, a day other than a Saturday or Sunday on which banks are open for business in such place.

4.4 Formalities free of charge

Registration of a transfer of Bonds and issuance of new Certificates will be effected without charge by or on behalf of the Issuer or any of the Agents, but upon (i) payment (or the giving of such indemnity as the Issuer or any of the Agents may require) in respect of any tax or other governmental charges which may be imposed in relation to such transfer and (ii) the Issuer or the relevant Transfer Agent being satisfied that the regulations concerning the transfer of Bonds have been complied with.

4.5 Closed periods

No Bondholder may require the transfer of a Bond to be registered (i) during the period of seven days ending on (and including) the dates for redemption pursuant to Condition 8.2, (ii) after a Conversion Notice (as defined in Condition 6.2) has been delivered with respect to such Bond, (iii) after a Change of Control Put Exercise Notice (as defined in Condition 8.4) has been deposited in respect of such Bond, (iv) after a Delisting Put Notice (as defined in Condition 8.5) has been deposited in respect of such Bond or (v) during the period of seven days ending on (and including) the Maturity Date (as defined in Condition 8.1).

4.6 Regulations

All transfers of Bonds and entries on the Register will be made subject to the detailed regulations concerning transfer of Bonds scheduled to the Agency Agreement. The regulations may be changed by the Issuer, with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge to the holder and at the Issuer's expense) by the Registrar to any Bondholder upon request.

5 Negative Pledge

So long as any Bond remains outstanding (as defined in the Trust Deed):

5.1 the Issuer will not create or permit to subsist, and will procure that none of its Subsidiaries shall create or permit to subsist, any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any International Securities (as defined below) of any person or to secure any guarantee or indemnity in respect of any International Securities;

5.2 the Issuer will procure that no other person creates or permits to subsist any Security upon the whole or any part of the undertaking, assets or revenues present or future of that other person to secure any International Securities of the Issuer or any of its Subsidiaries, or any guarantee of or indemnity in respect of any International Securities of the Issuer or any of its Subsidiaries;

5.3 the Issuer will procure that no other person gives any guarantee of, or indemnity in respect of, any International Securities of the Issuer or any of its Subsidiaries,

unless, at the same time or prior thereto, the Issuer's obligations under the Bonds and the Trust Deed (a) are secured equally and rateably therewith to the satisfaction of the Trustee or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

For the purposes of these Conditions, "International Securities" means any present or future indebtedness in the form of, or represented by, bonds, debentures, notes or other investment securities which are for the time being, or are intended to be or capable of being, quoted, listed, ordinarily dealt in or traded on any stock exchange or over the counter or other securities market which is denominated in or which is or may (at the option of any party) be payable in or by reference to any currency other than the lawful currency (INR) for the time being of India.

6 Conversion

6.1 Conversion Right

6.1.1 Conversion Period

Subject as hereinafter provided, Bondholders have the right to convert their Bonds into Shares at any time during the Conversion Period referred to below.

The right of a Bondholder to convert any Bond into Shares is called the "Conversion Right". Subject to and upon compliance with the provisions of this Condition, the Conversion Right attaching to any Bond may be exercised, at the option of the holder thereof, at any time (subject to the next paragraph) on and after 9 April 2007 up to the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on 18 February 2012 (but, except as provided in Condition 6.1.4 and Condition 10, in no event thereafter) or if such Bond shall have been called for redemption by the Issuer before the Maturity Date, then up to the close of business (at the place aforesaid) on the seventh day (at the place aforesaid) prior to the date fixed for redemption thereof; provided that, in each case, if the final such date for the exercise of Conversion Rights is not a business day at the place aforesaid, then the period for exercise of the Conversion Right by Bondholders shall end on the immediately preceding business day at the place aforesaid.

Conversion Rights may not be exercised *in relation to any Bond* during the period (a "Closed Period") commencing on (i) the date falling 21 days prior to the date of the Issuer's annual general shareholders' meeting and ending on the date of that meeting, (ii) the date falling 30 days prior to an extraordinary shareholders' meeting and ending on the date of that meeting, (iii) the date that the Issuer notifies the Bombay Stock Exchange Limited (the "BSE") of the record date for determination of the shareholders entitled to receipt of dividends, subscription of shares due to capital increase or other benefits, and ending on the record date for the distribution or allocation of the relevant dividends, rights and benefits or (iv) on such date and for such period as determined by Indian law applicable from time to time that the Issuer is required to close its stock transfer books. The Issuer will give notice of such Closed Period to the Trustee, the Bondholders and the Conversion Agent at the beginning of each such period.

Conversion Rights may not be exercised (i) in respect of a Bond where the Bondholder shall have exercised its right to require the Issuer to redeem such Bond pursuant to Condition 8.4 or 8.5 or (ii) except as provided in Condition 6.1.4, following the giving of notice by the Trustee pursuant to Condition 10 declaring the Bonds to be due and repayable.

The period during which Conversion Rights may be exercised by a Bondholder is referred to as the "Conversion Period".

The number of Shares to be issued on conversion of a Bond will be determined by dividing the principal amount of the Bond to be converted (translated into Rupees at the fixed rate of Rs.44.11 = *U.S.$1.00) by the Conversion Price in* effect at the Conversion Date (both as hereinafter defined). A Conversion Right may only be exercised in respect of one or more Bonds. If more than one Bond held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

Upon exercise of Conversion Rights in relation to any Bond and the fulfilment by the Issuer of all its obligations in respect thereof, the relevant Bondholder shall have no

further rights in respect of such Bond and the obligations of the Issuer in respect thereof shall be extinguished.

6.1.2 Fractions of Shares

Fractions of Shares will not be issued on conversion and no cash adjustments will be made in respect thereof. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Shares to be issued on conversion are to be registered in the same name, the number of such Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of such Bonds being so converted and rounded down to the nearest whole number of Shares. Notwithstanding the foregoing, in the event of a consolidation or reclassification of Shares by operation of law or otherwise occurring after the Closing Date which reduces the number of Shares outstanding, the Issuer will upon conversion of Bonds pay in cash in U.S. dollars a sum equal to such portion of the principal amount of the Bond or Bonds evidenced by the Certificate deposited in connection with the exercise of Conversion Rights, aggregated as provided above, as corresponds to any fraction of a Share not issued if such sum exceeds U.S.$10.00. Any such sum shall be paid not later than 14 Mumbai business days after the relevant Conversion Date by transfer to a U.S. dollar account with a bank in New York City specified in the relevant Conversion Notice.

6.1.3 Conversion Price

The price at which Shares will be issued upon conversion (the "Conversion Price") will initially be Rs.661.23 per Share but will be subject to adjustment in the manner provided in Condition 6.3.

6.1.4 Revival and/or survival after default

Notwithstanding the provisions of Condition 6.1.1, if (a) the Issuer shall default in making payment in full in respect of any Bond which shall have been called for redemption pursuant to Condition 8.2 or which is to be redeemed pursuant to Condition 8.4 on the date fixed for redemption thereof, (b) any Bond has become due and repayable prior to the Maturity Date (as defined in Condition 8.1) pursuant to Condition 10 or (c) any Bond is not redeemed on the Maturity Date in accordance with Condition 8.1, the Conversion Right attaching to such Bond will revive and/or will continue to be exercisable up to, and including, the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Principal Agent or the Trustee and notice of such receipt has been duly given to the Trustee and the Bondholders by the Issuer and, notwithstanding the provisions of Condition 6.1.1, any Bond in respect of which the Certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date (as defined in Condition 6.2.1(ii)) notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Principal Agent or the Trustee before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

6.1.5 Meaning of "Shares"

As used in these Conditions, the expression "Shares" means (1) shares of the class of share capital of the Issuer which, at the date of the Trust Deed, are designated as equity shares of the Issuer with full voting rights, together with shares of any class or classes resulting from any subdivision, consolidation or reclassification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution

of the Issuer and (2) fully-paid shares of any class or classes of the share capital of the Issuer authorised after the date of the Trust Deed which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or winding-up of the Issuer; provided that, subject to the provisions of Condition 11, shares to be issued on conversion of the Bonds means only "Shares" as defined in sub-clause (1) above and the expression "Shareholder" means any holder of any Shares as defined in this Condition 6.1.5.

6.2 Conversion Procedure

6.2.1 Conversion Notice

(i) To exercise the Conversion Right attaching to any Bond, the holder thereof must complete, execute and deposit at his own expense, during normal business hours at the specified office of any Conversion Agent, a notice of conversion (a "Conversion Notice") in duplicate in the form (for the time being current) obtainable from the specified office of each Agent, together with (a) the relevant Certificate, (b) certification by the Bondholder, in the form obtainable from any Conversion Agent, as may be required under the laws of the Republic of India or the jurisdiction in which the specified office of such Conversion Agent shall be located and (c) any amounts required to be paid by the Bondholder under Condition 6.2.2. A Conversion Notice deposited outside the normal business hours or on a day which is not a business day at the place of the specified office of the relevant Conversion Agent shall for all purposes be deemed to have been deposited with that Conversion Agent during the normal business hours on the next business day at such place. A Bondholder exercising its Conversion Right will be required to open a depositary account with a depositary participant under the Depositaries Act, 1996 (Act 22 of 1996 of India), for the purposes of receiving the Shares.

(ii) The conversion date in respect of a Bond (the "Conversion Date") must (subject to the provisions of Condition 6.1.4 and as provided below) fall within the Conversion Period and will be deemed to be the date of the surrender of the Certificate in respect of such Bond and delivery of such Conversion Notice and, if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right, save that if a Bondholder deposits a Conversion Notice during a Closed Period, the Conversion Date in respect of the relevant Bond shall be the next business day at the place of the specified office of the relevant Conversion Agent after the end of that Closed Period, notwithstanding that such date may fall outside the Conversion Period. A Conversion Notice once delivered shall be irrevocable and may not be withdrawn unless the Issuer consents to such withdrawal. Conversion Rights may only be exercised in respect of the whole of the principal amount of a Bond.

6.2.2 Stamp duty etc.

A Bondholder delivering a Certificate in respect of a Bond for conversion must pay directly to the relevant authorities any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital or stamp duty or registration charges payable in India and, if relevant, in the place of any Alternative Stock Exchange (as defined in Condition 6.4.1), in respect of the allotment and issue of Shares and listing of the Shares on the BSE and on the National Stock Exchange of India Limited (the "NSE") on conversion, which shall be payable by the Issuer) (the "Taxes") and such Bondholder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion. The Issuer will pay all other expenses arising on the issue of Shares on conversion of the Bonds and all charges of the Agents and the share transfer agent for the Shares ("Share Transfer Agent") in connection with conversion. For the avoidance of doubt, the

Trustee shall not be responsible for determining whether any such expenses, taxes or duties are payable or the amount of such expenses, taxes or duties and it shall not be responsible or liable for any failure by the Issuer to pay such expenses, taxes or duties.

6.2.3 Delivery of Shares

(i) Upon exercise by a Bondholder of its Conversion Right, the Issuer will, on or with effect from the relevant Conversion Date, enter the relevant Bondholder or his/ their nominee in the register of members of the Issuer in respect of such number of Shares to be issued upon conversion (notwithstanding any retroactive adjustment of the Conversion Price referred to below prior to the time it takes effect) and, subject to Condition 6.3.27 will, as soon as practicable, and in any event not later than 40 days after the relevant Conversion Date cause the relevant securities account of the Bondholder exercising his Conversion Right or of its nominee, to be credited with such number of Shares and shall further cause the name of the relevant Bondholder or its nominee to be registered accordingly, in the register of beneficial owners maintained by the depositary registered under the Depositaries Act, 1996 (Act 22 of 1996 of India) with whom the Issuer has entered into a depositary agreement.

The Issuer will within 14 Mumbai business days after the relevant Conversion Date transfer to a U.S. dollar account maintained with a bank in New York City as specified in the relevant Conversion Notice an amount in U.S. dollars in respect of any sum payable pursuant to Condition 6.1.2 required to be delivered on conversion.

The crediting of the Shares to the relevant securities account of the converting Bondholder will be deemed to satisfy the Issuer's obligation to pay the principal and premium on the Bonds.

(ii) If the Conversion Date in relation to any Bond shall be after the record date for any issue, distribution, grant, offer or other event as gives rise to the adjustment of the Conversion Price pursuant to Condition 6.3, but before the relevant adjustment becomes effective under the relevant Condition (a "Retroactive Adjustment"), upon the relevant adjustment becoming effective the Issuer shall procure the issue to the converting Bondholder (in accordance with the instructions contained in the Conversion Notice) such additional number of Shares ("Additional Shares") as, together with the Shares issued or to be issued on conversion of the relevant Bond, is equal to the number of Shares which would have been required to be issued on conversion of such Bond if the relevant adjustment to the Conversion Price had been made and become effective as at such Conversion Date immediately after the relevant record date and in such event and in respect of such Additional Shares references in Conditions 6.2.3(i) and (iii) to the Conversion Date shall be deemed to refer to the date upon which the Retroactive Adjustment becomes effective (notwithstanding that the date upon which it becomes effective falls after the end of the Conversion Period).

(iii) The Shares issued upon conversion of the Bonds will in all respects rank *pari passu* with the Shares in issue on the relevant Conversion Date (except for any right excluded by mandatory provisions of applicable law) and such Shares shall be entitled to all rights from the record date or other due date for the establishment of entitlement which falls on or after such Conversion Date to the same extent as all other fully-paid Shares of the Issuer in issue as if such Shares had been in issue throughout the period to which such rights relate. A holder of Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Conversion Date.

6.3 Adjustments to Conversion Price

The Conversion Price will be subject to adjustment in the following events:

6.3.1 Capitalisation issue, division, consolidation and reclassification of Shares

Adjustment: If the Issuer shall (a) make an issue of Shares by way of capitalisation of profits or reserves (other than by way of a dividend in Shares), (b) divide its outstanding Shares, (c) consolidate its outstanding Shares into a smaller number of Shares or (d) reclassify any of its Shares into other securities of the Issuer, then the Conversion Price shall be appropriately adjusted so that the holder of any Bond, the Conversion Date in respect of which occurs after the coming into effect of the adjustment described in this Condition 6.3.1, shall be entitled to receive the number of Shares and/or other securities of the Issuer which such holder would have held or have been entitled to receive after the happening of any of the events described above had such Bond been converted immediately prior to the happening of such event (or, if the Issuer has fixed a prior record date for the determination of the Shareholders entitled to receive any such free distribution or bonus issue of Shares or other securities issued upon any such division, consolidation or reclassification, immediately prior to such record date), but without prejudice to the effect of any other adjustment to the Conversion Price made with effect from the date of the happening of such event (or such record date) or any time thereafter.

Effective date of adjustment: An adjustment made pursuant to this Condition 6.3.1 shall become effective immediately on the relevant event referred to above becoming effective or, if a record date is fixed heretofore, immediately after such record date; provided that in the case of a free distribution or bonus issue of Shares which must, under applicable laws of India, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the Board of Directors of the Issuer before being legally paid or made, and which is so approved after the record date fixed for the determination of Shareholders entitled to receive such distribution or issue, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively to immediately after such record date.

6.3.2 Dividend in Shares

If the Issuer shall issue Shares as a dividend in Shares (other than in circumstances where the Shareholders have an election to receive Shares or cash) then the Conversion Price in effect when such dividend is declared (or, if the Issuer has fixed a prior record date for the determination of Shareholders entitled to receive such dividend, on such record date) shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{N}{N + n} \right]$$

where:

NCP = the Conversion Price after such adjustment;

OCP = the Conversion Price before such adjustment;

N = the number of Shares outstanding at the time of issuance of such dividend (or at the close of business in Mumbai on such record date as the case may be);

n = the number of Shares to be distributed to the Shareholders as a dividend.

Effective date of adjustment

An adjustment made pursuant to this Condition 6.3.2 shall become effective immediately on the relevant event referred to in this Condition 6.3.2 becoming effective or, if a record date is fixed heretofore, immediately after such record date;

provided that in the case of a dividend in Shares which must, under applicable laws of India, be submitted for approval to a general meeting of shareholders of the Issuer or be approved at a meeting of the Board of Directors of the Issuer before being legally paid or made, and which is so approved after the record date fixed for the determination of Shareholders entitled to receive such dividend, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively to immediately after such record date.

6.3.3 Concurrent adjustment events

If the Issuer shall declare a dividend in, or make a free distribution or bonus issue of, Shares, which dividend, issue or distribution is to be paid or made to Shareholders as of a record date which is also:

(a) the record date for the issue of any rights or warrants which requires an adjustment of the Conversion Price pursuant to Condition 6.3.5, 6.3.6 or 6.3.7;

(b) the day immediately before the date of issue of any securities convertible into or exchangeable for Shares which requires an adjustment of the Conversion Price pursuant to Condition 6.3.9;

(c) the day immediately before the date of issue of any Shares which requires an adjustment of the Conversion Price pursuant to Condition 6.3.10;

(d) the day immediately before the date of grant, issue or offer of any rights, options or warrants which requires an adjustment of the Conversion Price pursuant to Condition 6.3.11; or

(e) determined by the Issuer and notified by the Issuer to the Trustee in writing to be the relevant date for an event or circumstance which requires an adjustment to the Conversion Price pursuant to Condition 6.3.13,

then (except where such dividend, bonus issue or free distribution gives rise to a retroactive adjustment of the Conversion Price under Conditions 6.3.1 and 6.3.2) no adjustment of the Conversion Price in respect of such dividend, bonus issue or free distribution shall be made under Conditions 6.3.1 and 6.3.2, but in lieu thereof an adjustment shall be made under Conditions 6.3.5, 6.3.6, 6.3.7, 6.3.9, 6.3.10 or 6.3.11 or 6.3.13 (as the case may require) by including in the denominator of the fraction described therein the aggregate number of Shares to be issued pursuant to such dividend, bonus issue or free distribution.

6.3.4 Capital Distribution

If the Issuer shall pay or make to its Shareholders any Capital Distribution (as defined below), then the Conversion Price shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{(CMP - fmv)}{CMP} \right]$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.2;

CMP = the Current Market Price (as defined in Condition 6.3.15 below) per Share on the last Trading Day preceding the date on which the relevant Dividend is first publicly announced;

fmv = the portion of the Fair Market Value (as defined below), with such portion being determined by dividing the Fair Market Value of the aggregate Dividend by the number of Shares entitled to receive the relevant Dividend (or, in the case of a purchase of Shares or any receipts or certificates representing shares by or on behalf of the Issuer, by the number of Shares in issue immediately prior to such purchase), of the Capital Distribution attributable to one Share.

Effective date of adjustment

Any adjustment pursuant to this Condition 6.3.4 shall become effective immediately after the record date for the determination of Shareholders entitled to receive the relevant Dividend; provided that (a) in the case of such a Dividend which must, under applicable laws of India, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the Board of Directors of the Issuer before such Dividend may legally be made and is so approved after the record date fixed for the determination of Shareholders entitled to receive such Dividend, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively to immediately after such record date and (b) if the Fair Market Value of the relevant Capital Distribution cannot be determined until the record date fixed for the determination of Shareholders entitled to receive the relevant Dividend, such adjustment shall, immediately upon such Fair Market Value being determined, become effective retroactively to immediately after such record date.

For the purposes of these Conditions:

"Capital Distribution" means any Dividend.

In making any calculation for the purposes of this Condition 6.3.4, such adjustments (if any) shall be made as an independent investment or commercial bank of international repute selected by the Issuer and approved by the Trustee (an "Independent Financial Institution") considers appropriate to reflect any consolidation or subdivision of any Share or the issue of Shares by way of capitalisation of profits or reserves, or any like or similar event or any adjustment to the Conversion Price.

"Dividend" means any dividend or distribution, whether of cash, assets, securities or other property or evidence of the Issuer's indebtedness, whenever paid or made and however described provided that:

(a) where a cash Dividend is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the issue or delivery of Shares or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the payment of a cash Dividend, then the Dividend in question shall be treated as a cash Dividend of (i) such cash Dividend or (ii) the Fair Market Value (on the first date of public announcement of such Dividend or date of capitalisation (as the case may be) or, if later, the date on which the number of Shares (or amount of property or assets, as the case may be) which may be issued or delivered is determined) of such Shares or other property or assets if such Fair Market Value is greater than the Fair Market Value of such cash Dividend;

(b) any tender or exchange offer falling within Condition 6.3.12 and any issue or distribution of Shares falling within Condition 6.3.2. shall be disregarded; and

(c) a purchase or redemption of share capital by or on behalf of the Issuer shall not constitute a Dividend unless, in the case of purchases of Shares by or on behalf of the Issuer, the volume weighted average price per Share (before expenses) on any one day in respect of such purchases exceeds the Current Market Price per Share either (1) on that day (or if such day is not a Trading Day, the immediately preceding Trading Day), or (2) where an announcement (excluding for the avoidance of doubt for these purposes, any general authority for such purchases or redemptions approved by a general meeting of shareholders of the Issuer or any notice convening such a meeting of shareholders) has been made of the intention to purchase Shares at some future date at a specified price, on the Trading Day immediately preceding the date of such announcement, in which case such

purchase shall be deemed to constitute a Dividend (but not a cash Dividend) to the extent that the aggregate price paid (before expenses) in respect of such Shares purchased by or on behalf of the Issuer exceeds such Current Market Price per Share (if any receipts or certificates representing Shares shall be purchased by or on behalf of the Issuer, the provisions of this paragraph (c) shall be applied in respect thereof in such manner and with such modifications (if any) as shall be determined in good faith by an Independent Financial Institution).

"Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Independent Financial Institution provided, that (i) the Fair Market Value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; and (iii) in the case of (i) translated into Rupees (if declared or paid in a currency other than Rupees) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid or are entitled to be paid the cash Dividend in Rupees; and in any other case, converted into Rupees (if expressed in a currency other than Rupees) at such rate of exchange as may be determined in good faith by an Independent Financial Institution to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date, the equivalent rate on the immediately preceding date on which such a rate is available).

"cash Dividend" means (i) any Dividend which is to be paid in cash and (ii) any Dividend determined to be a cash Dividend pursuant to paragraph (a) of the definition "Dividend", prior in any such case to the deduction of any withholding tax or dividend distribution tax (including any Indian dividend distribution tax) and corporate dividend or distribution tax attributable to that Dividend (in each case, whether such withholding tax or dividend distribution tax or corporate level dividend or distribution tax is payable on the Issuer's account or on the account of its shareholders), but for the avoidance of doubt, a Dividend falling within paragraph (c) of the definition "Dividend" shall be treated as not being a cash Dividend.

6.3.5 Rights issues to Shareholders

Adjustment: If the Issuer shall grant, issue or offer to the holders of Shares rights entitling them to subscribe for or purchase Shares, which expression shall include those Shares that are required to be offered to employees and persons other than Shareholders in connection with such grant, issue or offer:

(a) (other than in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer (determined as provided in Condition 6.3.16) which is fixed on or prior to the record date mentioned below and is less than the Current Market Price per Share at such record date; or

(b) (other than in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer which is fixed after the record date mentioned below and is less than the Current Market Price per Share on the date the Issuer fixes the said consideration; or

(c) (in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer (determined or provided in Condition 6.3.16) less than the higher of the following:

(i) the average of the weekly high and low of the Closing Prices of the Shares on the BSE during the six months preceding the relevant date; or

(ii) the average of the weekly high and low of the Closing Prices of the Shares quoted on the BSE during the two weeks preceding the relevant date,

then the Conversion Price in effect (in a case within (a) above) on the record date for the determination of Shareholders entitled to receive such rights or (in a case within (b) above) on the date the Issuer fixes the said consideration (or in a case within (c) above) on the record date for the determination of Shareholders entitled to receive such preferential allotment shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{N + v}{N + n}\right]$$

where:

NCP = the Conversion Price after such adjustment;

OCP = the Conversion Price before such adjustment;

N = the number of Shares outstanding (having regard to Condition 6.3.16) at the close of business in Mumbai (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Issuer fixes the said consideration (or in a case *within* (c) above) on the record date for the determination of Shareholders entitled to receive such preferential allotment;

n = the number of Shares initially to be issued upon exercise of such rights at the said consideration being (aa) the number of Shares which underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the number of Shares for which applications are received from Shareholders as referred to below, save to the extent already adjusted for under (aa);

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in Condition 6.3.16) would purchase at such Current Market Price per Share specified in (a) or, as the case may be, (b) above or at such Closing Price average as specified in (c) above.

Effective date of adjustment

Subject as provided below, such adjustment shall become effective immediately after the latest date for the submission of applications for such Shares by Shareholders entitled to the same pursuant to such rights or (if later) immediately after the Issuer fixes the said consideration but retroactively from immediately after the record date mentioned above.

For the purpose of this Condition:

"relevant date" for this purpose means the date 30 days prior to the date on which the general meeting of Shareholders is held to consider the proposed issue.

"Preferential Issue" means a preferential issue to certain Shareholders pursuant to and in accordance with applicable Indian laws and regulations, including rules, regulations and guidelines issued by the Securities and Exchange Board of India, which has been approved by a special resolution of Shareholders (excluding, both for voting and quorum purposes, Shares held directly or indirectly by the Shareholders to whom it is proposed to make the relevant Preferential Issue).

Rights not taken up by Shareholders

If, in connection with a grant, issue or offer to the holders of Shares of rights entitling them to subscribe for or purchase Shares, any Shares which are not subscribed for or purchased by the persons entitled thereto are underwritten by other persons prior to the latest date for the submission of applications for such Shares, an adjustment shall be made to the Conversion Price in accordance with the above provisions which shall become effective immediately after the date the underwriters agree to underwrite the same or (if later) immediately after the Issuer fixes the said consideration but retroactively from immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to the holders of Shares of rights entitling them to subscribe for or purchase Shares, any such Shares which are not subscribed for or purchased by the underwriters who have agreed to underwrite as referred to above or by the Shareholders entitled thereto (or persons to whom Shareholders have transferred such rights) who have submitted applications for such Shares as referred to above are offered to and/or subscribed by others, no further adjustment shall be made to the Conversion Price by reason of such offer and/or subscription.

6.3.6 Warrants issued to Shareholders

Adjustment

If the Issuer shall grant, issue or offer to the holders of Shares warrants entitling them to subscribe for or purchase Shares:

(a) (other than in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer (determined as provided in Condition 6.3.16) which is fixed on or prior to the record date for the determination of Shareholders entitled to receive such warrants and is less than the Current Market Price per Share at such record date; or

(b) (other than in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer which is fixed after the record date mentioned above and is less than the Current Market Price per Share on the date the Issuer fixes the said consideration; or

(c) (in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer (determined or provided in Condition 6.3.16) less than the higher of the following:

   (i) the average of the weekly high and low of the Closing Prices of the Shares on the BSE during the six months preceding the relevant date; or

   (ii) the average of the weekly high and low of the Closing Prices of the Shares quoted on the BSE during the two weeks preceding the relevant date,

then the Conversion Price in effect (in a case within (a) above) on the record date for the determination of Shareholders entitled to receive such warrants or (in a case within (b) above) on the date the Issuer fixes the said consideration (or in a case within (c) above) on the record date for the determination of Shareholders entitled to receive such preferential allotment shall be adjusted in accordance with the following formula:

$$NCP = OCPx \left[\frac{N + v}{N + n}\right]$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.5;

N = the number of Shares outstanding (having regard to Condition 6.3.17) at the close of business in Mumbai (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Issuer fixes the said consideration (or in a case within (c) above) on the record date for the determination of Shareholders entitled to receive such preferential allotment;

n = the number of Shares to be issued upon the exercise of such warrants at the said consideration which, where no applications by Shareholders entitled to such warrants are required, shall be based on the number of warrants issued. Where applications by Shareholders entitled to such warrants are required, the number of such Shares shall be calculated based upon (aa) the number of warrants which underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the number of warrants for which applications are received from Shareholders as referred to below, save to the extent already adjusted for under (aa);

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in Condition 6.3.16) would purchase at such Current Market Price per Share specified in (a) or, as the case may be, (b) above, or at such Closing Price average as specified in (c) above;

and

"relevant date" and "Preferential Issue" have the meanings ascribed thereto in Condition 6.3.5.

Effective date of adjustment

Subject as provided below, such adjustment shall become effective (i) where no applications for such warrants are required from Shareholders entitled to the same, upon their issue and (ii) where applications by Shareholders entitled to the same are required as aforesaid, immediately after the latest date for the submission of such applications or (if later) immediately after the Issuer fixes the said consideration but in all cases retroactively from immediately after the record date mentioned above.

Warrants not subscribed for by Shareholders

If, in connection with a grant, issue or offer to the holders of Shares of warrants entitling them to subscribe for or purchase Shares in the circumstances described in (a) and (b) of this Condition 6.3.6 any warrants which are not subscribed for or purchased by the Shareholders entitled thereto are underwritten by others prior to the latest date for the submission of applications for such warrants, an adjustment shall be made to the Conversion Price in accordance with the above provisions which shall become effective immediately after the date the underwriters agree to underwrite the same or (if later) immediately after the Issuer fixes the said consideration but retroactively from immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to the holders of Shares of warrants entitling them to subscribe for or purchase Shares, any warrants which are not subscribed for or purchased by the underwriters who have agreed to underwrite as referred to above or by the Shareholders entitled thereto (or persons to whom Shareholders have transferred the right to purchase such warrants) who have submitted applications for such warrants as referred to above are offered to and/or subscribed by others, no further adjustment shall be made to the Conversion Price by reason of such offer and/or subscription.

6.3.7 Issues of rights or warrants for equity-related securities to Shareholders

Adjustment

If the Issuer shall grant, issue or offer to the holders of Shares any rights or warrants entitling them to subscribe for or purchase any securities convertible into or exchangeable for Shares:

(a) (other than in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer (determined as provided in Condition 6.3.16) which is fixed on or prior to the record date mentioned below and is less than the Current Market Price per Share at such record date; or

(b) (other than in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer (determined as aforesaid) which is fixed after the record date mentioned below and is less than the Current Market Price per Share on the date the Issuer fixes the said consideration; or

(c) (in the case of a Preferential Issue) at a consideration per Share receivable by the Issuer (determined or provided in Condition 6.3.16) less than the higher of the following:

   (i) the average of the weekly high and low of the Closing Prices of the Shares on the BSE during the six months preceding the relevant date; or

(ii) the average of the weekly high and low of the Closing Prices of the Shares quoted on the BSE during the two weeks preceding the relevant date,

then the Conversion Price in effect (in a case within (a) above) on the record date for the determination of Shareholders entitled to receive such rights or warrants or (in a case within (b) above) on the date the Issuer fixes the said consideration (or in a case within (c) above) on the record date for the determination of Shareholders entitled to receive such preferential allotment shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{N + v}{N + n}\right]$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.5;

N = the number of Shares outstanding (having regard to Condition 6.3.17) at the close of business in Mumbai (in a case within (a) above) on such record date or (in a case within (b) above) (or in a case within (c) above) on the record date for the determination of Shareholders entitled to receive such preferential allotment on the date the Issuer fixes the said consideration;

n = the number of Shares initially to be issued upon exercise of such rights or warrants and conversion or exchange of such convertible or exchangeable securities at the said consideration being, in the case of rights, (aa) the number of Shares initially to be issued upon conversion or exchange of the number of such convertible or exchangeable securities which the underwriters have agreed to underwrite as referred to below or, as the case may be, (bb) the number of Shares initially to be issued upon conversion or exchange of the number of such convertible or exchangeable securities for which applications are received from Shareholders as referred to below save to the extent already adjusted for under (aa) and which, in the case of warrants, where no applications by Shareholders entitled to such warrants are required, shall be based on the number of warrants issued. Where applications by Shareholders entitled to such warrants are required, the number of such Shares shall be calculated based upon (x) the number of warrants which underwriters have agreed to underwrite as referred to below or, as the case may be, (y) the number of warrants for which applications are received from Shareholders as referred to below, save to the extent already adjusted for under (x);

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in Condition 6.3.16) would purchase at such Current Market Price per Share specified in (a) or, as the case may be, (b) or, at such Closing Price average as specified in (c) above;

and

"relevant date" and "Preferential Issue" have the meanings ascribed thereto in Condition 6.3.5.

Effective date of adjustment

Subject as provided below, such adjustment shall become effective (a) where no applications for such warrants are required from Shareholders entitled to the same, upon their issue and (b) where applications by Shareholders entitled to the warrants are required as aforesaid and in the case of convertible or exchangeable securities by Shareholders entitled to the same pursuant to such rights, immediately after the latest date for the submission of such applications or (if later) immediately after the Issuer fixes the said consideration; but in all cases retroactively from immediately after the record date mentioned above.

Rights or warrants not taken up by Shareholders

If, in connection with a grant, issue or offer to the holders of Shares of rights or warrants entitling them to subscribe for or purchase securities convertible into or

exchangeable for Shares in the circumstances described in this Condition 6.3.7, any convertible or exchangeable securities or warrants which are not subscribed for or purchased by the Shareholders entitled thereto are underwritten by others prior to the latest date for the submission of applications for such convertible or exchangeable securities or warrants, an adjustment shall be made to the Conversion Price in accordance with the above provisions which shall become effective immediately after the date the underwriters agree to underwrite the same or (if later) immediately after the Issuer fixes the said consideration but retroactively from immediately after the record date mentioned above.

If, in connection with a grant, issue or offer to the holders of Shares or rights or warrants entitling them to subscribe for or purchase securities convertible into or exchangeable for Shares, any convertible or exchangeable securities or warrants which are not subscribed for or purchased by the underwriters who have agreed to underwrite as referred to above or by the Shareholders entitled thereto (or persons to whom Shareholders have transferred such rights or the right to purchase such warrants) who have submitted applications for such convertible or exchangeable securities or warrants as referred to above are offered to and/or subscribed by others, no further adjustment shall be made to the Conversion Price by reason of such offer and/or subscription.

6.3.8 Other distributions to Shareholders

Adjustment

If capital stock of the Issuer (other than Shares), or any assets whatsoever (excluding any Dividends) or rights or warrants to subscribe for or purchase Shares or securities (excluding those rights and warrants referred to in Conditions 6.3.5, 6.3.6 and 6.3.7) shall be distributed to Shareholders by the Issuer, then the Conversion Price in effect on the record date for the determination of Shareholders entitled to receive such distribution shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{CMP - fmv}{CMP} \right]$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.5;

CMP = the Current Market Price per Share on the record date for the determination of Shareholders entitled to receive such distribution;

fmv = the Fair Market Value of the distribution applicable to one Share (which shall take into account any consideration payable for the same by the relevant Shareholder).

Effective date of adjustment

Such adjustment shall become effective immediately after the record date for the determination of Shareholders entitled to receive such distribution. Provided that (a) in the case of such a distribution which must, under applicable law of India, be submitted for approval to a general meeting of Shareholders or be approved by a meeting of the Board of Directors of the Issuer before such distribution may legally be made and is so approved after the record date fixed for the determination of Shareholders entitled to receive such distribution, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively from immediately after such record date and (b) if the Fair Market Value of the relevant distribution cannot be determined until after the record date fixed for the determination of Shareholders entitled to receive such distribution, such adjustment shall, immediately upon such Fair Market Value being determined, become effective retroactively from immediately after such record date.

6.3.9 Issue of convertible or exchangeable securities other than to Shareholders or on exercise of warrants

Adjustment

If the Issuer shall issue any securities convertible into or exchangeable for Shares (other than the Bonds, which term shall for this purpose exclude any further Bonds issued pursuant to Condition 16, or in any of the circumstances described in Conditions 6.3.7 and 6.3.11) or grant such rights in respect of any existing securities and the consideration per Share receivable by the Issuer (determined as provided in Condition 6.3.16) shall be less than the Current Market Price per Share on the date in India on which the Issuer fixes the said consideration (or, if the issue of such securities is subject to approval by a general meeting of Shareholders, on the date on which the Board of Directors of the Issuer fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the date of issue of such convertible or exchangeable securities shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{N + v}{N + n}\right]$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.5;

N = the number of Shares outstanding (having regard to Condition 6.3.17) at the close of business in Mumbai on the day immediately prior to the date of such issue;

n = the number of Shares to be issued upon conversion or exchange of such convertible or exchangeable securities at the initial conversion or exchange price or rate;

v = the number of Shares which the aggregate consideration receivable by the Issuer would purchase at such Current Market Price per Share.

Effective date of adjustment

Such adjustment shall become effective as of the calendar day in India corresponding to the calendar day at the place of issue on which such convertible or exchangeable securities are issued.

6.3.10 Other issues of Shares

Adjustment

If the Issuer shall issue any Shares (other than Shares issued upon conversion or exchange of any convertible or exchangeable securities (including the Bonds) issued by the Issuer or upon exercise of any rights or warrants granted, offered or issued by the Issuer or in any of the circumstances described in any preceding provision of this Condition 6.3, for a consideration per Share receivable by the Issuer (determined as provided in Condition 6.3.16) which is less than the Current Market Price per Share on the date in India on which the Issuer fixes the said consideration (or, if the issue of such Shares is subject to approval by a general meeting of Shareholders, on the date on which the Board of Directors of the Issuer fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the issue of such additional Shares shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{N + v}{N + n}\right]$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.5.

N = the number of Shares outstanding (having regard to Condition 6.3.17) at the close of business in Mumbai on the day immediately prior to the date of issue of such additional Shares;

n = the number of additional Shares issued as aforesaid;

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in Condition 6.3.16) would purchase at such Current Market Price per Share.

Effective Date of Adjustment

Such adjustment shall become effective as of the calendar day in India of the issue of such additional Shares.

6.3.11 Issue of equity-related securities

Adjustment

If the Issuer shall grant, issue or offer options, warrants or rights (excluding those rights and warrants referred to in Conditions 6.3.5, 6.3.6, 6.3.7 and 6.3.8) to subscribe for or purchase Shares or securities convertible into or exchangeable for Shares (other than the Bonds, which term shall for this purpose exclude any further Bonds issued pursuant to Condition 16) and the consideration per Share receivable by the Issuer (determined as provided in Condition 6.3.16) shall be less than the Current Market Price per Share on the date in India on which the Issuer fixes the said consideration (or, if the offer, grant or issue of such rights, options or warrants is subject to approval by a general meeting of Shareholders on the date on which the Board of Directors of the Issuer fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the date of the offer, grant or issue of such rights, options or warrants shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{N + v}{N + n}\right]$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.5;

N = the number of Shares outstanding (having regard to Condition 6.3.17) at the close of business in Mumbai on the day immediately prior to the date of such issue;

n = the number of Shares to be issued on exercise of such rights or warrants and (if applicable) conversion or exchange of such convertible or exchangeable securities at the said consideration;

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in Condition 6.3.16) would purchase at such Current Market Price per Share.

Effective Date of Adjustment

Such adjustment shall become effective as of the calendar day in India corresponding to the calendar day at the place of issue on which such rights or warrants are issued.

6.3.12 Tender or Exchange Offer

Adjustment

In case a tender or exchange offer made by or on behalf of the Issuer or any Subsidiary (as defined below) for all or any portion of the Shares shall expire and such

tender or exchange offer shall involve the payment by or on behalf of the Issuer or such Subsidiary of consideration per Share having a Fair Market Value at the last time (the "Expiration Date") tenders or exchanges could have been made pursuant to such tender or exchange offer (as it shall have been amended) that exceeds the Current Market Price per Share as of the Expiration Date, the Conversion Price shall be adjusted in accordance with the following formula:

$$NCP = OCP \times \left[\frac{(N \times CMP)}{fmv + [(N - n) \times CMP]} \right]$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.5;

N = the number of Shares outstanding (including any tendered or exchanged Shares) on the Expiration Date;

CMP = Current Market Price per Share as of the Expiration Date;

fmv = the Fair Market Value at the Expiration Time of the aggregate consideration payable to the holders of Shares based on the acceptance (up to a maximum specified in the terms of the tender or exchange offer) of all Shares validly tendered or exchanged and not withdrawn as of the Expiration Date (the Shares deemed so accepted up to any such maximum, being referred to as the "Purchased Shares");

n = the number of Purchased Shares.

Effective date of adjustment

Such adjustment shall become retroactively effective immediately prior to the opening of business on the day following the Expiration Date.

Tender or exchange offer not completed

If the Issuer is obligated to purchase Shares pursuant to any such tender or exchange offer, but the Issuer is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would then be in effect if such tender or exchange offer had not been made.

6.3.13 Analogous events and modifications

If (a) the rights of conversion or exchange, purchase or subscription attaching to any options, rights or warrants to subscribe for or purchase Shares or any securities convertible into or exchangeable for, or which carry rights to subscribe for or purchase Shares are modified (other than pursuant to and as provided in the terms and conditions of such options, rights, warrants or securities as originally issued) or (b) the Issuer or the Trustee determines that any other event or circumstance has occurred which has or would have an effect on the position of the Bondholders as a class compared with the position of the holders of all the securities (and options and rights relating thereto) of the Issuer, taken as a class which is analogous to any of the events referred to in Conditions 6.3.1 to 6.3.12, then, in any such case, the Issuer shall promptly notify the Trustee thereof and the Issuer shall consult with an Independent Financial Institution as to what adjustment, if any, should be made to the Conversion Price to preserve the value of the Conversion Right of Bondholders and will make any such adjustment. All costs, charges, liabilities and expenses incurred in connection with the appointment, retention, consultation and remuneration of any independent financial institution appointed under these Conditions shall be borne by the Issuer.

6.3.14 Simultaneous issues of different classes of Shares

In the event of simultaneous issues of two or more classes of share capital comprising Shares or rights or warrants in respect of, or securities convertible into or exchangeable for, two or more classes of share capital comprising Shares, then, for the purposes of this Condition, the formula:

$$NCP = OCP \times \left[\frac{N + v}{N + n}\right]$$

shall be restated as

$$NCP = OCP \times \left[\frac{N + v1 + v2 + v3}{N + n1 + n2 + n3}\right]$$

where v1 and n1 shall have the same meanings as "v" and "n" but by reference to one class of Shares, v2 and n2 shall have the same meanings as "v" and "n" but by reference to a second class of Shares, v3 and n3 shall have the same meanings as "v" and "n" but by reference to a third class of Shares and so on.

6.3.15 Certain definitions

For the purposes of these Conditions:

The "Current Market Price" per Share on any date means the average of the daily Closing Prices (as defined below) of the Shares for the five consecutive Trading Days (as defined below) ending on and including the Trading Day immediately preceding such date. If the Issuer has more than one class of share capital comprising Shares, then the relevant Current Market Price for Shares shall be the price for that class of Shares the issue of which (or of rights or warrants in respect of, or securities convertible into or exchangeable for, that class of Shares) gives rise to the adjustment in question.

If, during the said five Trading Days or any period thereafter up to but excluding the date as of which the adjustment of the Conversion Price in question shall be effected, any event (other than the event which requires the adjustment in question) shall occur which gives rise to a separate adjustment to the Conversion Price under the provisions of these Conditions, then the Current Market Price as determined above shall be adjusted in such manner and to such extent as an Independent Financial Institution shall in its absolute discretion deem appropriate and fair to compensate for the effect thereof.

The "Closing Price" of the Shares for a Trading Day shall be the last reported transaction price of the Shares on the BSE for such Trading Day or, if no transaction takes place on such Trading Day, the average of the closing bid and offered prices of Shares for such Trading Day as furnished by a leading independent securities firm licenced to trade on the BSE selected from time to time by the Issuer and approved by the Trustee for the purpose; and

"Trading Day" means a day when the BSE is open for business, but does not include a day when (a) no such last transaction price or closing bid and offered prices is/are reported and (b) (if the Shares are not listed or admitted to trading on such exchange) no such closing bid and offered prices are furnished as aforesaid.

If the Shares are no longer listed on the BSE but are listed on the NSE, references in the above definitions to the BSE will be taken as references to the NSE and if the Shares are no longer listed on either the BSE or NSE but have been listed on an Alternative Stock Exchange as required by Condition 6.4.1, references in the above definitions to the NSE will be taken as references to that Alternative Stock Exchange.

6.3.16 Consideration receivable by the Issuer

For the purposes of any calculation of the consideration receivable by the Issuer pursuant to Conditions 6.3.5, 6.3.6, 6.3.7, 6.3.9, 6.3.10, 6.3.11 and 6.3.14 above, the following provisions shall be applicable:

(a) in the case of the issue of Shares for cash, the consideration shall be the amount of such cash;

(b) in the case of the issue of Shares for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by an Independent Financial Institution or, if pursuant to the applicable law of India, such determination is to be made by application to a court of competent jurisdiction as determined by such court or an appraiser appointed by such court, irrespective of the accounting treatment thereof;

(c) in the case of the issue (whether initially or upon the exercise of rights or warrants) of securities convertible into or exchangeable for Shares, the aggregate consideration receivable by the Issuer shall be deemed to be the consideration received by the Issuer for such securities and (if applicable) rights or warrants plus the additional consideration (if any) to be received by the Issuer upon (and assuming) the conversion or exchange of such securities at the initial conversion or exchange price or rate and (if applicable) the exercise of such rights or warrants at the initial subscription or purchase price (the consideration in each case to be determined in the same manner as provided in this Condition 6.3.16) and the consideration per Share receivable by the Issuer shall be such aggregate consideration divided by the number of Shares to be issued upon (and assuming) such conversion or exchange at the initial conversion or exchange price or rate and (if applicable) the exercise of such rights or warrants at the initial subscription or purchase price;

(d) in the case of the issue of rights or warrants to subscribe for or purchase Shares, the aggregate consideration receivable by the Issuer shall be deemed to be the consideration received by the Issuer for any such rights or warrants plus the additional consideration to be received by the Issuer upon (and assuming) the exercise of such rights or warrants at the initial subscription or purchase price (the consideration in each case to be determined in the same manner as provided in this Condition 6.3.16) and the consideration per Share receivable by the Issuer shall be such aggregate consideration divided by the number of Shares to be issued upon (and assuming) the exercise of such rights or warrants at the initial subscription or purchase price;

(e) if any of the consideration referred to in any of the preceding paragraphs of this Condition 6.3.16 is receivable in a currency other than Rupees, such consideration shall (in any case where there is a fixed rate of exchange between the Rupee and the relevant currency for the purposes of the issue of the Shares, the conversion or exchange of such securities or the exercise of such rights or warrants) be translated into Rupees for the purposes of this Condition 6.3.16 at such fixed rate of exchange and shall (in all other cases) be translated into Rupees at such rate of exchange as may be determined in good faith by an Independent Financial Institution to be the spot rate ruling at the close of business on the date as of which the said consideration is required to be calculated as aforesaid;

(f) in the case of the issue of Shares (including, without limitation, to employees under any employee bonus or profit sharing arrangements) credited as fully paid out of retained earnings or capitalisation of reserves at their par value, the aggregate consideration receivable by the Issuer shall be deemed to be zero (and, accordingly, the number of Shares which such aggregate consideration receivable by the Issuer could purchase at the relevant Current Market Price per Share shall also be deemed to be zero); and

(g) in making any such determination, no deduction shall be made for any commissions or any expenses paid or incurred by the Issuer.

6.3.17 Cumulative adjustments

If, at the time of computing an adjustment (the "*later adjustment*") of the Conversion Price, the Conversion Price already incorporates an adjustment made (or taken or to be taken into account pursuant to the proviso to Condition 6.3.18) to reflect an issue of Shares or of securities convertible into or exchangeable for Shares or of rights or warrants to subscribe for or purchase Shares or securities, to the extent that the number of such Shares or securities taken into account for the purposes of calculating such adjustment exceeds the number of such Shares in issue at the time relevant for ascertaining the number of outstanding Shares for the purposes of computing the later adjustment, such excess Shares shall be deemed to be outstanding for the purposes of making such computation.

6.3.18 Minor adjustments

No adjustment of the Conversion Price shall be required if the adjustment would be less than Rs.1.0; provided that any adjustment which by reason of this Condition 6.3.18 is not required to be made shall be carried forward and taken into account (as if such adjustment had been made at the time when it would have been made but for the provisions of this Condition 6.3.18) in any subsequent adjustment. All calculations under this Condition 6.3 shall be made to the nearest Rs.1.0 with Rs.0.5 being rounded up to the next Rs.1.0. Except as otherwise set out in Condition 6.3.19, the Conversion Price may be reduced at any time by the Issuer.

6.3.19 Minimum Conversion Price

Notwithstanding the provisions of this Condition, the Conversion Price shall not be reduced below the par value of the Shares (Rs.5 at the date hereof) as a result of any adjustment made hereunder unless under applicable law then in effect Bonds may be converted at such reduced Conversion Price into legally issued, fully-paid and non-assessable Shares.

The Issuer undertakes that it will not take any action which would result in the Conversion Price being reduced pursuant to Conditions 6.3.1 to 6.3.14 below the level permitted by applicable Indian laws and regulations (if any) from time to time.

6.3.20 Reference to "fixed"

Any references herein to the date on which a consideration is "fixed" shall, where the consideration is originally expressed by reference to a formula which cannot be expressed as an actual cash amount until a later date, be construed as a reference to the first day on which such actual cash amount can be ascertained.

6.3.21 Downward adjustment

No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Shares, as referred to in Condition 6.3.1.

6.3.22 Trustee not obliged to monitor

The Trustee shall not be under any duty to monitor whether any event or circumstances has happened or exists within Condition 6.3 and will not be responsible or liable to Bondholders for any loss arising from any failure by it to do so.

6.3.23 Approval of Trustee

The Issuer shall send the Trustee a certificate setting out particulars relating to each adjustment of the Conversion Price. The Issuer shall also cause a notice containing the same information to be given to Bondholders, such notice to be approved by the Trustee before it is given to Bondholders.

6.3.24 Purchase of Shares

The Issuer may purchase its Shares to the extent permitted by law.

6.3.25 Independent Financial Institution

If the Issuer fails to select an Independent Financial Institution when required in this Condition 6.3, the Trustee may (at its absolute discretion) select such an Independent Financial Institution.

6.3.26 Optional adjustment

The Issuer may at its option at any time and from time to time reduce the Conversion Price in such circumstances and by such amount as it may determine, provided that:

(a) the Conversion Price shall not be reduced below the minimum Conversion Price permitted by applicable law, including any regulation prescribed by the Ministry of Finance, Government of India and/or the Reserve Bank of India;

(b) the Conversion Price shall not be reduced below the par value of the Shares unless, under applicable law then in effect, the Bonds could be converted at such reduced Conversion Price into legally issued, fully-paid and non-assessable Shares;

Any such adjustment shall become effective as of the date determined by the Issuer and shall be notified to Bondholders as soon as practicable.

6.3.27 Depositary receipts

If the Issuer shall have established a depositary receipt facility programme or facility in respect of its Shares (a "DR Facility") at the time of conversion of a Bond, then, subject to the terms and conditions of the relevant facility or programme and to applicable laws and regulations and to such amendments to these Conditions as the Issuer and the Trustee shall consider to be appropriate, each Bondholder will have the right in respect of the exercise of Conversion Rights to elect (a "DR Election") that the Shares to be issued on conversion be represented by depositary receipts ("DRs") and to receive DRs instead of such Shares. A DR Election shall be made in the relevant Conversion Notice in such form as the Issuer may require. The number of DRs to be issued on exercise of Conversion Rights in respect of which the relevant Bondholder shall have duly made a DR Election shall be determined by dividing the principal amount of the relevant Bond to be converted by the Conversion Price in effect on the relevant Conversion Date and dividing the resulting number by the number of Ordinary Shares represented by each DR on such Conversion Date.

Fractions of a DR will not be issued and neither will a Share (where at the relevant time a DR represents more than one Share) or any fraction of a Share be issued and no cash payment or adjustment will be made in respect thereof (other than in the circumstances provided in Condition 6.1.2). However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that DRs are to be issued to the same person, the number of such DRs to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of such Bonds being so converted and rounded down to the nearest whole number of DRs.

Where DRs are to be issued, the Issuer will, as soon as practicable, and in any event not later than 40 days after the relevant Conversion Date (i) cause the name of the depositary in respect of the relevant DR Facility (the "DR Depositary"), or its custodian, to be registered in the register of beneficial owners maintained by the depositary registered under the Depositaries Act, 1996 (Act 22 of 1996 of India) with whom the Issuer has entered into a depositary agreement and (ii) cause the relevant number of DRs to be issued by the DR Depositary pursuant to the relevant DR Facility to the relevant Bondholder or its nominee.

DRs will be issued in book-entry form, or in certificated form as provided in the relevant DR Facility, and may bear such legends and be subject to such restrictions on transfer as the Issuer shall determine to be necessary to comply with applicable laws and regulations.

A Bondholder exercising Conversion Rights and making a DR Election must deliver at its own expense to the specified office of any Conversion Agent all and any certificates and other documents as may be required pursuant to the relevant DR Facility in respect of the deposit of the relevant Shares pursuant to such DR Facility.

The Issuer will pay all expenses, charges and fees of the custodian for the DR Depositary and of the DR Depositary in connection with the deposit of the relevant Shares and issue of the DRs on conversion.

If a Retroactive Adjustment shall occur in relation to the exercise of Conversion Rights in relation to any Bond in respect of which a DR Election shall have been duly made, the Issuer shall, conditional upon the relevant adjustment becoming effective, procure that there shall be issued to the relevant Bondholder (or in accordance with instructions contained in the Conversion Notice) such additional number of DRs (if any) (the "Additional DRs") as, together with the DRs issued or to be issued on conversion of the relevant Bond, is equal to the number of DRs which would have been required to be issued on conversion of such Bond (together with any fraction of a DR not so issued) if the relevant adjustment to the Conversion Price had been made and become effective on and as of the relevant Conversion Date.

DRs issued upon conversion of the Bonds will in all respects rank *pari passu* with all other DRs under the relevant DR Facility then in issue on the relevant Conversion Date, except that the DRs or, as the case may be, the Additional DRs, so issued will not rank for any right where the record date or other due date for the establishment of entitlement in respect of the Shares represented by such DRs or, as the case may be, Additional DRs falls prior to the relevant Conversion Date.

If the Issuer determines that it would be contrary to applicable laws or regulations or would be contrary to the terms of the relevant DR Facility (including any provisions thereof relating to the deposit of Shares) to issue Shares to be represented by DRs upon conversion of Bonds in respect of which a DR Election shall have been made, such DR Election shall be ineffective and there shall be issued to such Bondholder (or as specified in the relevant Conversion Notice) Shares as if such DR Election had not been made.

The Issuer is under no obligation to establish and/or maintain any depositary facility or programme in respect of the Shares or, if it does, to enable the Shares to be eligible for deposit pursuant thereto. The Issuer shall be entitled to impose such conditions and restrictions on the deposit of Shares pursuant to any such facility or programme as it may determine, and may agree with the Trustee such changes to these Conditions as may be appropriate in respect of or relating to the deposit of Shares pursuant to any such facility or programme.

6.4 Undertakings

6.4.1 The Issuer has undertaken in the Trust Deed, *inter alia*, that so long as any Bond remains outstanding, save with the approval of an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders or with the approval of the Trustee, where it is satisfied that it is not materially prejudicial to the interests of Bondholders to give such approval:

(i) it will use its best endeavours (a) to maintain a listing for all the issued Shares on the NSE and the BSE, (b) to obtain and maintain a listing for all the Shares issued on the exercise of Conversion Rights on the NSE and the BSE and (c) if the Issuer is

unable to obtain or maintain such listing, to obtain and maintain a listing for all the Shares issued on the exercise of the Conversion Rights on such stock exchanges, then on such other stock exchange (the "Alternative Stock Exchange") as the Issuer may from time to time (with the prior written consent of the Trustee) determine and will forthwith give notice to the Bondholders, in accordance with Condition 17, of the listing or delisting of the Shares (as a class) by any of such stock exchanges;

(ii) it will pay the expenses of the issue of, and all expenses of obtaining listing for, Shares arising on conversion of the Bonds;

(iii) it will not make any reduction of its ordinary share capital or any uncalled liability in respect thereof or of any share premium account or capital redemption reserve fund (except, in each case, as permitted by law);

(iv) it will use best endeavours to maintain the listing of the Bonds on the Singapore Exchange Securities Trading Limited ("SGX-ST"); and

(v) it will not take any corporate or other action, pursuant to Conditions 6.3.1 to 6.3.14, that would cause the Conversion Price to be adjusted to a price which would render conversion of the Bonds into Shares at such adjusted Conversion Price to be in contravention of applicable law or subject to approval from the Reserve Bank of India, the Ministry of Finance, Government of India and/or any other governmental/regulatory authority in India (the "Regulatory Price Floor"). The Issuer also covenants that prior to taking any action which would cause an adjustment to the Conversion Price below the Regulatory Price Floor, the Issuer shall provide the Trustee with an opinion of a legal counsel in India of international repute, approved by the Trustee in writing, stating that the Conversion Price, as proposed to be adjusted pursuant to such action, is in conformity with applicable law and that the conversion of the Bonds to the Shares at such adjusted Conversion Price would not require approval of the Reserve Bank of India, the Ministry of Finance, India and/or any other governmental/regulatory authority in India (the "Price Adjustment Opinion"). To the extent that an event triggering an adjustment to the Conversion Price occurs and the Issuer is unable to provide the Trustee with a Price Adjustments Opinion, the Issuer shall give notice to Bondholders of their Non-Permitted Conversion Price Adjustment Event Repurchase Right, as defined in and pursuant to Condition 8.7.

6.4.2 In the Trust Deed, the Issuer has undertaken with the Trustee that so long as any Bonds remain outstanding:

(i) it will reserve, free from any other pre-emptive or other similar rights, out of its authorised but unissued ordinary share capital the full number of Shares liable to be issued on conversion of the Bonds without breaching any foreign ownership restrictions in India applicable to the Shares and will ensure that all Shares will be duly and validly issued as fully-paid; and

(ii) it will not make any offer, issue or distribute or take any action the effect of which would be to reduce the Conversion Price below the par value of the Shares of the Issuer.

6.4.3 The Issuer has also given certain other undertakings in the Trust Deed for the protection of the Conversion Rights.

The Shares issued upon conversion of the Bonds are expected to be listed on the BSE and the NSE and will be tradable on such stock exchanges, once listed thereon, which is expected to occur within 45 days after the relevant Conversion Date. The Issuer will make due application in respect of such listing within five days following the relevant Conversion Date.

6.5 Notice of change in Conversion Price

The Issuer shall give notice to the SGX-ST (so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require) and the Bondholders in accordance with Condition 17 of any change in the Conversion Price as soon as may be practicable. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

6.6 Conversion upon Change of Control

If a Change of Control (as defined below) shall have occurred, the Issuer shall give notice of that fact to the Bondholders (the "Change of Control Notice") in accordance with Condition 17 within seven days after it becomes aware of such Change of Control. Following the giving of a Change of Control Notice, upon any exercise of Conversion Rights such that the relevant Conversion Date falls within 30 days following a Change of Control, or, if later, 30 days following the date on which the Change of Control Notice is given to Bondholders (such period, the "Change of Control Conversion Period"), the Conversion Price shall be adjusted in accordance with the following formula:

$$NCP = \frac{OCP}{1 + (CP \times c/t)}$$

where:

NCP and OCP have the meanings ascribed thereto in Condition 6.3.2. For the avoidance of doubt, OCP, for the purposes of this Condition 6.6, shall be the Conversion Price applicable on the relevant Conversion Date in respect of any conversion pursuant to this Condition 6.6.

Conversion Premium ("CP") = 30 per cent. expressed as a fraction.

c = the number of days from and including the first day of the Change of Control Conversion Period to but excluding 1 March 2012;

t = the number of days from and including 28 February 2007 to but excluding 1 March 2012,

provided that the Conversion Price shall not be reduced pursuant to this Condition 6.6 below the level permitted by applicable Indian laws and regulations from time to time (if any).

For the purposes of this Condition 6.6, "control", "Change of Control", "person" and "Voting Rights" shall have the meanings ascribed to them in Condition 8.4.5.

7 Payments

7.1 Principal and premium

Payment of principal and premium on a redemption of the Bonds will be made by transfer to the registered account of the Bondholder or by U.S. dollar cheque drawn on a bank in New York City, or mailed to the registered address of the Bondholder if it does not have a registered account. Such payment will only be made after surrender of the relevant Certificate at the specified office of any of the Agents.

7.2 Other amounts

Payments of all amounts other than as provided in Condition 7.1 will be made as provided in these Conditions.

7.3 Registered accounts

For the purposes of this Condition, a Bondholder's registered account means the US dollar account maintained by or on behalf of it with a bank in New York City, details of which appear on the Register at the close of business on the second business day before the due date for payment, and a Bondholder's registered address means its address appearing on the Register at that time.

7.4 Fiscal laws

All payments to be made to Bondholders by or on behalf of the Issuer shall be made in all cases subject to any applicable laws and regulations in New York City and, where appropriate, the place of the specified office of the Agent to whom the relevant Certificate is surrendered, but without prejudice to the provisions of Condition 9. No commissions or expenses shall be charged by the Issuer or any Agent to the Bondholders in respect of such payments.

7.5 Payment initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a business day, for value on the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, the expense of the holder) on the due date for payment (or, if it is not a business day, the immediately following business day) or, in the case of a payment of principal, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent.

7.6 Default interest and delay in payment

If the Issuer fails to pay any sum in respect of the Bonds when the same becomes due and payable under these Conditions, interest shall accrue on the overdue sum at the rate of 2 per cent. per annum from the due date. Such default interest shall accrue on the basis of the actual number of days elapsed and a 360-day year.

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

7.7 Definitions

In this Condition 7, "business day" means a day other than a Saturday or Sunday on which commercial banks are open for business in (i) New York City, London and Mumbai and, (ii) in the case of the surrender of a Certificate, in the place where the Certificate is surrendered. If an amount which is due on the Bonds is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

8 Redemption, purchase and cancellation

8.1 Maturity

Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Bond at 127.69 per cent. of its principal amount on 1 March 2012 (the "Maturity Date"). The Issuer may not redeem the Bonds at its option prior to that date, except as provided in Condition 8.2 (but without prejudice to Condition 10).

8.2 Redemption at the option of the Issuer

8.2.1 On or at any time after 28 February 2010 and on and prior to the Maturity Date, the Issuer may, having given not less than 30 nor more than 60 days' notice to the Bondholders, the Trustee and the Principal Agent (which notice will be irrevocable), redeem the Bonds in whole and not in part, provided that no such redemption may be made unless the Aggregate Value on each Trading Day during a period of not less than 30 consecutive Trading Days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given pursuant to Condition 17, was at least 130 per cent. of the Early Redemption Amount in respect of each U.S.$100,000 Bond on such Trading Day. If there shall occur an event giving rise to a change in the Conversion Price during any such 30 consecutive Trading Day period, appropriate adjustments for the relevant days approved by an investment bank (acting as experts) selected by the Issuer and approved in writing by the Trustee shall be made for the purpose of calculating the closing price for such days.

8.2.2 Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds at their Early Redemption Amount at the date fixed for such redemption.

8.2.3 If at any time the aggregate principal amount of the Bonds outstanding is less than 10 per cent. of the aggregate principal amount originally issued (including any Bonds issued pursuant to Condition 16), the Issuer shall have the option to redeem such outstanding Bonds in whole but not in part at their Early Redemption Amount at the date fixed for such redemption. The Issuer will give at least 30 days' but not more than 60 days' prior notice to the holders and the Trustee of such redemption.

8.3 Aggregate Value

For the purposes of Condition 8.2:

"Aggregate Value" means, in respect of any Trading Day, the U.S. dollar amount calculated in accordance with the following formula:

A = N x MP

where:

A = Aggregate Value;

MP = the Closing Price for the Shares on such Trading Day (provided that if, on such Trading Day, the Closing Price is quoted cum-Dividend, then for the purposes of this definition "MP", the Closing Price for such Trading Day shall be deemed to be the amount thereof reduced by the Fair Market Value (on the date of the first public announcement of such Dividend) of such Dividend per Share), translated into U.S. dollars at the Prevailing Rate on such Trading Day;

N = the number of Shares which would fall to be issued on conversion of U.S.$100,000 principal amount of Bonds, assuming the Conversion Date in respect thereof to be such Trading Day.

"Prevailing Rate" means, with respect to each Trading Day, the noon buying rate in New York City for cable transfers in Rupees, as reported by the Federal Reserve Bank of New York on such Trading Day, or, if on such Trading Day such rate is not available, such rate prevailing on the immediately preceding day on which such rate is available.

8.4 Redemption for Change of Control

8.4.1 Upon the occurrence of a Change of Control (as defined below) and to the extent permitted by applicable law, the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem in whole but not in part such holder's Bonds on the Change of Control Put Date at their Early Redemption Amount as at the Change of Control Put Date. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of any Paying Agent ("Change of Control Put Exercise Notice"), together with the Certificate evidencing the Bonds to be redeemed by not later than 30 days following a Change of Control, or, if later, 30 days following the date upon which notice thereof is given to Bondholders by the Issuer, in accordance with Condition 17. The "Change of Control Put Date" shall be the fourteenth business day after the expiry of such period of 30 days as referred to above.

8.4.2 A Change of Control Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem the Bonds which form the subject of the Change of Control Put Exercise Notice delivered as aforesaid on the Change of Control Put Date.

8.4.3 The Trustee shall not be required to take any steps to ascertain whether a Change of Control or any event which could lead to the occurrence of a Change of Control has occurred and will not be responsible or liable to Bondholders for any loss arising from any failure by it to do so.

8.4.4 Not later than seven days after becoming aware of a Change of Control, the Issuer shall procure that a notice regarding such Change of Control shall be delivered to the Trustee and the Bondholders (in accordance with Condition 17) stating:

(i) the Change of Control Put Date;

(ii) the date of such Change of Control and, briefly, the events causing such Change of Control;

(iii) the date by which the Change of Control Put Exercise Notice (as defined above) must be given;

(iv) the Early Redemption Amount and the method by which such amount will be paid;

(v) the names and specified offices of all Paying Agents;

(vi) the Conversion Right and the then current Conversion Price;

(vii) the procedures that Bondholders must follow and the requirements that Bondholders must satisfy in order to exercise the Change of Control Put Right or Conversion Right; and

(viii) that a Change of Control Put Exercise Notice, once validly given, may not be withdrawn.

8.4.5 For the purposes of this Condition 8.4:

"business day" shall mean a day on which commercial banks are open for business in New York City, London and Mumbai;

"control" means (a) the acquisition or control of more than 50 per cent. of the Voting Rights of the issued share capital of the Issuer or (b) the right to appoint and/or remove all or the majority of the members of the Issuer's Board of Directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise, and "controlled" shall be construed accordingly;

a "Change of Control" occurs when:

(a) any person or persons, acting together, acquires control, directly or indirectly, of the Issuer; or

(b) the Issuer consolidates with or merges into or sells or transfers all or substantially all of the Issuer's assets to any other person or persons, acting together,

other than (in the case of paragraph (a) or any such consolidation or merger referred to in paragraph (b)) where the person or persons acquiring control of the Issuer or, as the case may be, the surviving entity, following any such consolidation or merger, is controlled, directly or indirectly, by Mr. Anil D. Ambani;

a "person" includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity) but does not include the Issuer's Board of Directors or any other governing board and does not include the Issuer's wholly-owned direct or indirect subsidiaries; and

"Voting Rights" means the right generally to vote at a general meeting of Shareholders of the Issuer (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

8.5 Delisting Put Right

8.5.1 In the event the Shares cease to be listed or admitted to trading on either the BSE or the NSE (a "Delisting") each Bondholder shall have the right (the "Delisting Put Right"), at such Bondholder's option, to require the Issuer to redeem all (but not less than all) of such Bondholder's Bonds on the twentieth business day after notice has been given to Bondholders regarding the Delisting referred to under Condition 8.5.2 or, if such notice is not given, the twentieth business day after the Delisting (the "Delisting Put Date") at their Early Redemption Amount as at the Delisting Put Date (the "Delisting Put Price").

8.5.2 Promptly after becoming aware of a Delisting, the Issuer shall procure that notice regarding the Delisting Put Right shall be given to the Trustee and the Bondholders (in accordance with Condition 17) stating:

(i) the Delisting Put Date;

(ii) the date of such Delisting and, briefly, the events causing such Delisting;

(iii) the date by which the Delisting Put Notice (as defined below) must be given;

(iv) the Delisting Put Price and the method by which such amount will be paid;

(v) the names and addresses of all Paying Agents;

(vi) the Conversion Right and the then current Conversion Price;

(vii) the procedures that Bondholders must follow and the requirements that Bondholders must satisfy in order to exercise the Delisting Put Right or Conversion Right; and

(viii) that a Delisting Put Notice, once validly given, may not be withdrawn.

8.5.3 To exercise its rights to require the Issuer to redeem its Bonds, the Bondholder must deliver a written irrevocable notice of the exercise of such right (a "Delisting Put Notice"), in the then current form obtainable from the specified office of any Paying Agent, to any Paying Agent, together with the Certificate evidencing the Bonds to be redeemed by not later than 10 days prior to the Delisting Put Date.

8.5.4 A Delisting Put Notice, once delivered, shall be irrevocable and the Issuer shall redeem the Bonds which form the subject of the Delisting Put Notices delivered as aforesaid on the Delisting Put Date.

8.5.5 The Trustee shall not be required to take any steps to ascertain whether a Delisting, or any event which could lead to the occurrence of a Delisting, has occurred and will not be responsible or liable to Bondholders for any loss arising from any failure by it to do so.

8.5.6 For the purposes of this Condition 8.5, "business day" shall mean a day on which commercial banks are open for business in New York City, London and Mumbai.

8.6 Early Redemption Amount

"Early Redemption Amount" in respect of each U.S.$100,000 principal amount of Bonds means the amount determined which represents for the holder thereof on the relevant date for determination of the Early Redemption Amount (the "Determination Date") a gross yield to maturity identical to that applicable in the case of redemption on the maturity date, being 4.95 per cent. per annum (calculated on a semi-annual basis) and shall be calculated in accordance with the following formula, rounded (if necessary) to two decimal places with 0.005 being rounded upwards (provided that, if the Determination Date is a (Semi-Annual Date (as set out below, each a "Semi-Annual Date") (as provided below), the Early Redemption Amount shall be as set out in the table below in respect of such Semi-Annual Date):

Early Redemption Amount = Previous Early Redemption Amount x $(1 + r/2)^{d/p}$

where:

Previous Early Redemption Amount = the Early Redemption Amount for each U.S.$100,000 principal amount on the Semi-Annual Date immediately preceding the Determination Date as set out below (or, if the Determination Date is prior to the first Semi-Annual Date, U.S.$100,000):

r = 4.95 per cent. expressed as a fraction;

d = number of days from and including the immediately preceding Semi-Annual Date (or, if the Determination Date is on or before the first Semi-Annual Date, from and including the Closing Date) to but excluding the Determination Date, calculated on the basis of the number of days elapsed and a year of 365 days (or, if any part of the period in respect of which such interest is to be calculated falls in a leap year, 366 days);

p = 180.

Semi-Annual Date	Early Redemption Amount (U.S.$)
28 February 2007	100,000.00
30 August 2007	102,475.00
28 February 2008	105,011.26
29 August 2008	107,610.28
28 February 2009	110,273.64
30 August 2009	113,002.91
28 February 2010	115,799.73
30 August 2010	118,665.78
28 February 2011	121,602.76
30 August 2011	124,612.42

If the Early Redemption Amount payable in respect of any Bond upon its redemption pursuant to Condition 8.2, 8.4, 8.5 or 8.7 or upon it becoming due and payable as provided in Condition 10 is not paid when due, the Early Redemption Amount due and payable in respect of such Bond shall be the Early Redemption Amount of such Bond as described above, except that such Conditions shall have effect as though the reference therein to the date fixed for redemption, the Change of Control Put Date, the Delisting Put Date, or, as the case may be, the date on which the Bond becomes due and payable, had been replaced by a reference to the Relevant Date (as defined below), and interest shall accrue on the principal amount of such Bond to the Relevant Date. The calculation of the Early Redemption Amount in accordance with this Condition will continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be 127.69 per cent. of the principal amount of the Bonds, together with interest thereon at the rate of 2 per cent. per annum from and including the Maturity Date to but excluding the Relevant Date, calculated on the basis of the number of days elapsed and a year of 365 days (or, if any part of the period in respect of which such interest is to be calculated falls in a leap year, 366 days).

8.7 Non-Permitted Conversion Price Adjustment Event Repurchase Right

To the extent permitted by applicable law, unless the Bonds have been previously redeemed, converted or purchased and cancelled, if the Issuer is unable to provide the Trustee with a Price Adjustment Opinion as set forth in Condition 6.4.1(v) (a "Non-Permitted Conversion Price Adjustment Event") prior to the occurrence of an event triggering an adjustment to the Conversion Price, the Issuer shall, within 10 business days after the occurrence of the relevant event triggering such adjustment, notify the Bondholders and the Trustee of such Non-Permitted Conversion Price Adjustment Event, and each Bondholder shall have the right (the "Non-Permitted Conversion Price Adjustment Event Repurchase Right"), at such Bondholder's option, to require the Issuer to repurchase all (or any portion of the principal amount thereof which is U.S.$100,000 or any integral multiple thereof) of such Bondholder's Bonds at a price equal to their Early Redemption Amount (the "Non-Permitted Conversion Price Adjustment Event Repurchase Price"), on the date set by the Issuer for such repurchase (the "Non-Permitted Conversion Price Adjustment Date"), which shall be not less than 30 days nor more than 60 days following the date on which the Issuer notifies the Bondholders of the Non-Permitted Conversion Price Adjustment.

8.8 Purchases

The Issuer or any of its Subsidiaries may, if permitted under the laws of India, at any time and from time to time purchase Bonds at any price in the open market or otherwise. The Issuer or the relevant Subsidiary is required to submit to the Registrar for cancellation any Bonds so purchased. If purchases are made by tender, the tender must be available to all Bondholders alike.

8.9 Cancellation

All Bonds which are redeemed or converted or which are purchased by the Issuer or any of its Subsidiaries will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

8.10 Redemption notices

All notices to Bondholders given by or on behalf of the Issuer pursuant to this Condition 8 will be given in accordance with Condition 17, and will specify the Conversion Price as at the date of the relevant notice, the Closing Price of the Shares as at the latest practicable date prior to the publication of the notice, the date for redemption, the manner in which redemption will be effected and the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the notice.

No notice of redemption given under Condition 8.2 shall be effective if it specifies a date for redemption which falls during a Closed Period or within 15 days following the last day of a Closed Period.

8.11 Multiple notices

If more than one notice of redemption (which shall include any notice given by the Issuer pursuant to Condition 8.2 and any Change of Control Put Exercise Notice or Delisting Put Notice given by a Bondholder pursuant to Condition 8.4 or 8.5) is given pursuant to this Condition 8, the first of such notices to be given shall prevail.

9 Taxation

9.1 All payments of principal and premium made by the Issuer will be made free from any restriction or condition and will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of India or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law.

9.2 Where such withholding or deduction is in respect of Indian withholding tax on premium payments at the rate of up to 10 per cent. (plus applicable surcharge on such tax payable and education cess as applicable on such tax) the Issuer will increase the amount of premium paid by it to the extent required so that the amount of premium received by Bondholders amounts to the relevant amount of the premium which otherwise would have been receivable had no such withholding or deduction been required.

9.3 In the event that any such withholding or deduction in respect of principal or any such additional withholding or deduction in excess of 10 per cent. (plus applicable surcharge on such tax payable and education cess as applicable on such tax) in respect of premium is required to be made, the Issuer will pay such additional amounts by way of principal or premium as will result in the receipt by the Bondholders of the amounts which would otherwise have been receivable had no such withholding or deduction been required, except that no such additional amount shall be payable in respect of any Bond:

9.3.1 to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with India otherwise than merely by holding the Bond or by the receipt of amounts in respect of the Bond or where the withholding or deduction could be avoided by the holder making a declaration of non-residence or other claim for exemption to the appropriate authority which such holder is legally capable and competent of making but fails to do so; or

9.3.2 if the Certificate in respect of such Bond is surrendered more than 30 days after the Relevant Date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days; or

9.3.3 where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2006 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

9.3.4 presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Agent in a Member State of the European Union.

9.4 References in these Conditions to principal and premium shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution thereof pursuant to the Trust Deed.

"Relevant Date" means, in respect of any Bond, whichever is the later of (i) the due date for the relevant payment and (ii) if the full amount payable has not been received by the Principal Agent or the Trustee on or prior to such due date, the date on which the full amount having been so received, notice to that effect shall have been given to the Bondholders in accordance with Condition 17.

10 Events of Default

10.1 The Trustee, at its discretion, may, and, if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution, shall (subject to being indemnified and/or secured to its satisfaction), give notice to the Issuer that the Bonds are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount (subject as provided below and without prejudice to the right of Bondholders to exercise the Conversion Right in respect of their Bonds in accordance with Condition 6) if any of the following events (each an "Event of Default") has occurred (provided that in the case of Condition 10.1.3 the Trustee shall have certified that in its opinion such event is materially prejudicial to the interests of Bondholders):

10.1.1 a default is made in the payment of any principal or premium due in respect of the Bonds or any of them;

10.1.2 the Issuer does not perform or comply with one or more of its other obligations in the Bonds or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 15 days after written notice of such default shall have been given to the Issuer by the Trustee;

10.1.3 the Issuer or any Subsidiary is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend, payment of all or substantially all of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all or substantially all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared or comes into effect in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or any of its Subsidiaries, except for the purpose of and followed by a Merger (as defined in Condition 11) (i) in accordance with, and complying with the provisions of, Condition 11 or (ii) on terms approved by an Extraordinary Resolution of the Bondholders;

10.1.4 (i) any other present or future indebtedness of the Issuer or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any default or

event of default, or (ii) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (iii) the Issuer or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 10.1.4 have occurred equals or exceeds U.S.$30,000,000 or its equivalent (as reasonably determined on the basis of the middle spot rate for the relevant currency against the U.S. dollar as quoted by any leading bank selected by the Trustee on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantee or indemnity);

10.1.5 a distress, attachment, execution or other legal process is levied, enforced or sued out on or in the opinion of the Trustee against any material part of the property, assets or revenues of the Issuer or any of its Subsidiaries, which is in the opinion of the Trustee material to the Issuer and its Subsidiaries as a whole, and is not discharged or stayed within 45 days;

10.1.6 an order is made or an effective resolution passed for the winding-up or dissolution, judicial management or administration of the Issuer or any of its Subsidiaries, or the Issuer or any of its Subsidiaries ceases or threatens to cease to carry on all or substantially all of its business or operations, except for the purpose of and followed by a Merger (i) in accordance with, and complying with the provisions of, Condition 11 or (ii) on terms approved by an Extraordinary Resolution of the Bondholders;

10.1.7 an encumbrancer takes possession or an administrative or other receiver or an administrator is appointed in respect of the whole or in the opinion of the Trustee any substantial part of the property, assets or revenues of the Issuer or any of its Subsidiaries (as the case may be) and is not discharged within 30 days;

10.1.8 it is or will become unlawful for the Issuer to perform or comply with any one or more of its obligations under any of the Bonds or the Trust Deed;

10.1.9 any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or in the opinion of the Trustee a material part of the assets of the Issuer or any of its Subsidiaries which is in the opinion of the Trustee material to the Issuer and its Subsidiaries as a whole;

10.1.10 any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs.

"Subsidiary" or "subsidiary" means any company or other business entity of which that person owns or controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity or any company or other business entity which at any time has its accounts consolidated with those of that person or which, under Indian law, regulations or generally accepted accounting principles from time to time, should have its accounts consolidated with those of that person.

11 Consolidation, amalgamation or merger

The Issuer may consolidate with, merge or amalgamate into or transfer its assets substantially as an entirety to any corporation or convey or transfer its properties and assets substantially as an entirety to any person (the consummation of any such event, a "Merger"), provided that:

(i) the Issuer shall be solvent immediately prior thereto;

(ii) prior thereto the Issuer shall have notified the Trustee and the Bondholders of such event in accordance with Condition 17;

(iii) the corporation formed by such Merger or the person that acquired such properties and assets shall, upon consummation of the Merger, be solvent and shall expressly assume, by a supplemental trust deed satisfactory to the Trustee, all obligations of the Issuer under the Trust Deed, the Agency Agreement and the Bonds and the performance of every covenant and agreement applicable to it contained therein and to ensure that the holder of each Bond then outstanding will have the right (during the period when such Bond shall be convertible) to convert such Bond into the class and amount of shares, cash and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares which would have become liable to be issued upon conversion of such Bond immediately prior to such consolidation, amalgamation, merger, sale or transfer;

(iv) immediately after giving effect to any such Merger, no Event of Default shall have occurred or be continuing or would result therefrom; and

(v) the corporation formed by such Merger, or the person that acquired such properties and assets, shall expressly agree, among other things, to indemnify each holder of a Bond against any tax, assessment or governmental charge payable by withholding or deduction thereafter imposed on such holder solely as a consequence of such Merger with respect to the payment of principal and premium and interest on the Bonds.

Such supplemental trust deed shall provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in the foregoing provisions of Condition 6. The Trustee shall be entitled to require from the Issuer such opinions, consents, documents and other matters at the expense of the Issuer in connection with the foregoing as it may consider appropriate and may rely on such opinions, consents and documents without liability to any person. The above provisions of this Condition 11 will apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

12 Prescription

Claims in respect of amounts due in respect of the Bonds will become prescribed unless made within 10 years from the Relevant Date in respect thereof.

13 Enforcement

At any time after the Bonds have become due and repayable, the Trustee may, at its discretion and without further notice, take such proceedings against the Issuer as it may think fit to enforce repayment of the Bonds and to enforce the provisions of the Trust Deed, but it will not be bound to take any such proceedings unless (i) it shall have been so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or shall have been so directed by an Extraordinary Resolution of the Bondholders and (ii) it shall have been indemnified and/or secured to its satisfaction. No Bondholder will be entitled to proceed directly against the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure shall be continuing.

14 Meetings of Bondholders, modification, waiver and substitution

14.1 Meetings

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Bonds or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds for the time being outstanding or, at any adjourned such meeting, two or more

persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to modify the due date for any payment in respect of the Bonds or (ii) to reduce or cancel the amount of principal or premium or default interest payable in respect of the Bonds or (iii) to change the currency of payment of the Bonds or (iv) to modify or cancel the Conversion Rights or the provisions of Condition 8 or (v) to increase the Conversion Price (other than pursuant to Condition 6.3.1) or to shorten the Conversion Period or (vi) to modify the provisions concerning the quorum required at any meeting of the Bondholders or the majority required to pass an Extraordinary Resolution or pass a resolution in writing or (vii) to change the governing law of the Bonds, in which case the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than 75 per cent., or at any adjourned such meeting not less than 25 per cent., in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution passed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting. The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds outstanding shall be as valid and effective as a duly passed Extraordinary Resolution.

14.2 Modification and waiver

The Trustee may agree, without the consent of the Bondholders, to (i) any modification (except as mentioned in Condition 14.1 above) to, or the waiver or authorisation of any breach or proposed breach of, the Bonds, the Agency Agreement or the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Bondholders or (ii) any modification to the Bonds or the Trust Deed which, in the Trustee's opinion, is of a formal, minor or technical nature or to correct a manifest error. Any such modification, waiver or authorisation will be binding on the Bondholders and, unless the Trustee agrees otherwise, any such modifications will be notified by the Issuer to the Bondholders as soon as practicable thereafter.

14.3 Substitution

The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of the Issuer's successor in business or any Subsidiary of the Issuer or its successor in business in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds. In such event, the Issuer shall give notice to Bondholders in accordance with Condition 17.

14.4 Interests of Bondholders

In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification, authorisation, waiver or substitution) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders and no Bondholder shall be entitled to claim, from the Issuer or the Trustee, any indemnification or payment in respect of any tax consequences of any such exercise upon individual Bondholders, except to the extent provided for in Condition 9 and/or any undertakings given in addition thereto or in substitution thereof pursuant to the Trust Deed.

14.5 Certificates/reports

Any certificate or report of any expert or other person called for by or provided to the Trustee (whether or not addressed to the Trustee) in accordance with or for the purposes of these Conditions or the Trust Deed may be relied upon by the Trustee as sufficient evidence of the facts therein (and shall, in absence of manifest error, be conclusive and binding on all parties) notwithstanding that such certificate or report and/or engagement letter or other document entered into by the Trustee and/or the Issuer in connection therewith contains a monetary or other limit on the liability of the relevant expert or person in respect thereof.

15 Replacement of Certificates

If any Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the specified office of the Registrar or any Agent upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer and such Agent may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

16 Further issues

The Issuer may from time to time, without the consent of the Bondholders, create and issue further bonds having the same terms and conditions as the Bonds in all respects (or in all respects except for the first payment of interest) and so that such further issue shall be consolidated and form a single series with the Bonds. Such further bonds shall be constituted by a deed supplemental to the Trust Deed.

17 Notices

All notices to Bondholders shall be validly given if mailed to them at the Issuer's expense at their respective addresses in the register of Bondholders maintained by the Registrar and published at the Issuer's expense in a leading newspaper having general circulation in (i) Asia (which is expected to be the *Asian Wall Street Journal*) and (ii) Europe (which is expected to be the *Financial Times*). Any such notice shall be deemed to have been given on the later of the date of the last such publication and the seventh day after being so mailed.

18 Agents

The names of the initial Agents and the Registrar and their specified offices are set out below. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Agent or the Registrar and to appoint additional or other Agents or a replacement Registrar. The Issuer will at all times maintain (i) a Principal Agent, (ii) a Registrar, (iii) a Paying Agent and a Conversion Agent having a specified office in a major financial centre in Europe, (iv) a Paying Agent and Conversion Agent and Transfer Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or comprising with, or introduced in order to conform to, such Directive and (v) so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require, a Paying Agent and a Conversion Agent having a specified office in Singapore. Notice of any such termination or appointment, of any changes in the specified offices of any Agent or the Registrar and of any change in the identity of the Registrar or the Principal Agent will be given promptly by the Issuer to the Bondholders in accordance with Condition 17 and, in any event, not less than 45 days' notice will be given.

19 Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified and/or secured to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit.

20 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Bond under the Contracts (Rights of Third Parties) Act 1999.

21 Governing law

The Bonds, the Trust Deed and the Agency Agreement are governed by, and shall be construed in accordance with, the laws of England. In relation to any legal action or proceedings arising out of or in connection with the Trust Deed or the Bonds, the Issuer has in the Trust Deed irrevocably submitted to the courts of England and in relation thereto has appointed Hackwood Secretaries Limited at its principal place of business in England for the time being, currently at One Silk Street, London EC2Y 8HQ, as its agent for service of process in England. Nothing shall affect the right to serve process in any other manner permitted by law.

Under current regulations of the RBI applicable to convertible bonds, the Issuer would require the prior approval of the RBI before repaying the Bonds prior to the date falling five years after the Closing Date, including redemption pursuant to Conditions 8.4, 8.5 and 8.7 or following acceleration on an Event of Default prior to such date, and such approval may or may not be forthcoming.

Global Certificate

The Global Certificate contains provisions which apply to the Bonds in respect of which the Global Certificate is issued, some of which modify the effect of the terms and conditions of the Bonds (the "Conditions") set out in this Offering Memorandum. Terms defined in the Conditions have the same meaning in the paragraphs below. The following is a summary of those provisions:

Meetings

The registered holder hereof shall be treated as two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each U.S.$100,000 in principal amount of Bonds in respect of which the Global Certificate is issued. The Trustee may allow to attend and speak (but not to vote) at any meeting of Bondholders any accountholder (or the representative of any such person) of a clearing system entitled to Bonds in respect of which the Global Certificate is issued on confirmation of entitlement and proof of his identity.

Conversion

Subject to the requirements of Euroclear and Clearstream, Luxembourg (or any alternative clearing system), the Conversion Right attaching to Bonds in respect of which the Global Certificate is issued may be exercised by the presentation to or to the order of the Principal Agent or to the Conversion Agent of one or more Conversion Notices duly completed by or on behalf of a holder of a book-entry interest in such Bonds. Deposit of the Global Certificate with the Conversion Agent together with the relevant Conversion Notice shall not be required. The provisions of Condition 6 of the Bonds will otherwise apply. The exercise of the Conversion Right shall be notified by the Conversion Agent to the Registrar and the holder of the Global Certificate.

Trustee's powers

In considering the interests of Bondholders while the Global Certificate is registered in the name of a nominee for a clearing system, the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of Bonds and (b) consider such interests on the basis that such accountholders were the holders of the Bonds in respect of which the Global Certificate is issued.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which the Global Certificate is issued shall be recognised as the beneficiaries of the trusts set out in the Trust Deed to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder as if they were themselves the holders of Bonds in such principal amounts.

For all purposes, each person who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as a holder of a particular principal amount of Bonds in respect of which the Global Certificate is issued (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Bonds represented by a Global Certificate standing to the account of any person shall be conclusive and binding for all purposes) shall be recognised as the holder of such principal amount of Bonds.

Cancellation

Cancellation of any Bond required by the Conditions to be cancelled following its redemption, conversion or purchase by the Company will be effected by reduction in the principal amount of the Bonds in the Register.

Repurchase at option of the Bondholders

The Bondholders' put options in Conditions 8.4, 8.5 and 8.7 may be exercised by the holder of the Global Certificate giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Global Certificate for endorsement or exercise within the time limits specified in such Conditions.

Payments

Payments of principal, default interest (if any) and premium in respect of Bonds represented by the Global Certificate will be made against presentation and, if no further payment falls to be made in respect of the Bonds, surrender of the Global Certificate to or to the order of the Principal Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose.

Transfers

Transfers of interests in the Bonds with respect to which the Global Certificate is issued shall be effected through the records of Euroclear and Clearstream, Luxembourg and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream, Luxembourg and their respective direct and indirect participants.

Notices

So long as the Bonds are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream, Luxembourg or an alternative clearing system, notices required to be given to Bondholders may be given by their being delivered to the relevant clearing system for communication by it to entitled accountholders in substitution for notification, as required by the Conditions.

Clearance and settlement of the Bonds

Custodial and depositary links have been established with Euroclear and Clearstream, Luxembourg to facilitate the initial issue of the Bonds and transfers of the Bonds associated with secondary market trading.

The Clearing Systems

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry of changes in the accounts of their participants. Euroclear and Clearstream, Luxembourg provide their respective participants with, among other things, services for the safe-keeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

Distributions of principal with respect to book-entry interests in the Bonds held through Euroclear or Clearstream, Luxembourg will be credited, to the extent received by the Paying Agent, to the cash accounts of Euroclear or Clearstream, Luxembourg participants in accordance with the relevant system's rules and procedures.

Registration and form

Book-entry interests in the Bonds held through Euroclear and Clearstream, Luxembourg will be evidenced by the Global Certificate, registered in the name of a nominee of the common depositary of Euroclear and Clearstream, Luxembourg. The Global Certificate will be held by a common depositary for Euroclear and Clearstream, Luxembourg. Beneficial ownership in the Bonds will be held through financial institutions as direct and indirect participants in Euroclear and Clearstream, Luxembourg.

The aggregate holdings of book-entry interests in the Bonds in Euroclear and Clearstream, Luxembourg will be reflected in the book-entry accounts of each such institution. Euroclear and Clearstream, Luxembourg, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Bonds, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interest in the Bonds. The Paying Agent will be responsible for ensuring that payments received by it from the Company for holders of interests in the Bonds holding through Euroclear and Clearstream, Luxembourg are credited to Euroclear or Clearstream, Luxembourg, as the case may be.

The Company will not impose any fees in respect of the Bonds; however, holders of book-entry interests in the Bonds may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear and Clearstream, Luxembourg.

Global clearance and settlement procedures

Initial settlement

Interests in the Bonds will be in uncertificated book-entry form. Purchasers electing to hold book-entry interests in the Bonds through Euroclear and Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds. Book-entry interests in the

Bonds will be credited to Euroclear participant securities clearance accounts on the business day following the Closing Date against payment (for value the Closing Date), and to Clearstream, Luxembourg participant securities custody accounts on the Closing Date against payment in same-day funds.

Secondary market trading

Secondary market sales of book-entry interests in the Bonds held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Bonds through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional participants.

General

Although the foregoing sets out the procedures of Euroclear and Clearstream, Luxembourg in order to facilitate the transfers of interests in the Bonds among participants of Euroclear and Clearstream, Luxembourg, neither Euroclear nor Clearstream, Luxembourg is under any obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

None of the Company or any of its agents will have any responsibility for the performance by Euroclear or Clearstream, Luxembourg or their respective participants of their respective obligations under the rules and procedures governing their operations.

Description of the Shares

Set forth below is certain information relating to the share capital of the Company, including brief summaries of certain provisions of the Memorandum and Articles of Association, the Companies Act, the SCRA and certain related legislation of India, all as currently in effect.

The following description of Shares is subject to and qualified in its entirety by the Company's Memorandum and Articles of Association and by the provisions of the Companies Act, which governs its affairs, and other applicable provisions of Indian law.

General

As of 31 December 2006, the authorised share capital of the Company was 3,000,000,000 shares consisting of 2,000,000,000 equity shares, of Rs.5 each and 1,000,000,000 unclassified shares of Rs.5 each, with 2,044,614,990 equity shares of Rs.5 each issued and outstanding.

The Shares have been listed on the BSE and the NSE since 6 March 2006. On 23 February 2007, the closing price of the Shares on the BSE was Rs.432.35 per Share and on the NSE was Rs.433.55 per Share. For the purposes of this Offering Memorandum, "shareholder" means a shareholder who is registered as a member in the register of members of the Company.

Division of shares

The Companies Act provides that a company may subdivide its share capital if so authorised by its articles of association, by an ordinary resolution passed in its general meeting.

The Articles of Association allow the Company in its general meeting to alter the conditions of its Memorandum of Association and subdivide all or any of its shares into shares of smaller amounts than originally fixed by the Memorandum of Association.

Dividends

Under the Companies Act, unless the Board recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value. Subject to certain conditions laid down by Section 205 of the Companies Act, no dividend can be declared or paid by a company for any financial year except out of the profits of the company in accordance with the provisions of the Companies Act or out of the profits of the company for any previous financial year(s) arrived at after providing for unabsorbed depreciation or losses, whichever is lower, in accordance with the provisions of the Companies Act and remaining undistributed or out of both or out of moneys provided by the central or state government for payment of dividend in pursuance of a guarantee given by that government. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their Shares as on the record date for which such dividend is payable. In addition, as is permitted by the Articles of Association, the Board may announce and pay interim dividends. Under the Companies Act, dividends can only be paid in cash to shareholders listed on the register of shareholders on the date which is specified as the "record date" or "book closure date" or to those shareholders registered in National Securities Depositary Limited ("NSDL") and Central Depositary Services (India) Limited ("CDSL"). No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of his Shares is outstanding. The Shares to be issued upon the conversion of the Bonds will be fully paid-up when delivered as provided herein. The Shares issued upon conversion of the Bonds will in all respects rank *pari passu* with the Shares in issue on the relevant Conversion Date (except for any right excluded by mandatory provisions of applicable law) and such Shares shall be entitled to all rights the record date or other due date for the establishment of entitlement for which falls on

or after such Conversion Date to the same extent as all other fully-paid Shares of the Company in issue as if such Shares had been in issue throughout the period to which such rights relate. A holder of Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Conversion Date.

The Company's dividend policy is aimed at enabling shareholders to progressively share in the operating performance of the Company. For the period ended 31 December 2006, the Board has not recommended that any dividend be payable on the Shares.

Any dividend declared shall be deposited by the Company in a separate bank account within five days from the date of declaration of such dividend. Dividends must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. Any money which remains unpaid or unclaimed for seven years from the date of such transfer must be transferred by the Company to the Investor Education and Protection Fund established by the Government pursuant to which no claim shall lie against the Company or the said Fund.

Under the Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of the previous fiscal years. The Company may pay a dividend in excess of 10 per cent. of paid-up capital in respect of any year out of the profits of that year only after it has transferred to the reserves of the Company a percentage of its profits for that year ranging between 2.5 per cent. to 10 per cent., depending on the rate of dividend proposed to be declared in that year in accordance with the rules framed under the Companies Act. The Companies Act further provides that if the profit for a year is insufficient or in the absence of profits in any year, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10 per cent. of paid-up capital, whichever is lower; (ii) the total amount to be drawn from the accumulated profits from previous years and transferred to the reserves, may not exceed an amount equivalent to one tenth of the paid-up capital and free reserves, and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares are declared; and (iii) the balance of reserves after withdrawals must not be below 15 per cent. of paid-up capital.

Capitalisation of reserves and issue of bonus shares

The Company's Articles of Association permit the Company by a resolution of the shareholders in a general meeting to resolve in certain circumstances that certain amounts standing to the credit of certain reserves or securities premium can be capitalised and distributed by the issue of fully-paid bonus shares, in the same proportion and on the footing that such shareholders became entitled to capital or by crediting shares not fully paid-up with the whole or part of any sum outstanding. Bonus shares must be issued pro rata to the amount of capital paid-up on existing shareholdings.

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to such convertible part of the convertible securities falling due for such conversion. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly-paid shares, if any existing are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures

or principal on redemption of such debentures/bonds nor can a bonus be declared unless the partly paid-up shares are fully paid-up. The declaration of bonus shares in lieu of dividend cannot be made. The bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only. Further, a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees, such as contributions to provident funds, gratuities, bonuses, etc.

The issuance of bonus shares must be implemented within six months from the date of approval by the Board or the shareholders, whichever is later. Recent amendments also permit an Indian company to issue bonus shares to its non-resident shareholders, subject to the satisfaction of certain conditions.

Pre-emptive rights and alteration of share capital

Subject to the provisions of the Companies Act, the Company may increase its share capital by issuing new Shares on such terms and with such rights as the Company, by action of shareholders in a general meeting, determines. Such new Shares shall be offered to existing shareholders listed on the members' register on the record date or to shareholders holding shares in dematerialised form as per the list provided by NSDL and CDSL in proportion to the amount paid-up on those Shares at that date. The offer shall be made by notice specifying the number of Shares offered and the date (being not less than 15 days from the date of the offer) after which the offer, if not accepted, will be deemed to have been declined. After such date the Board may dispose of the Shares offered in respect of which no acceptance has been received, in such manner as they think most beneficial to the Company. The offer is deemed to include a right exercisable by the person concerned to renounce the Shares offered to him in favour of any other person.

Under the provisions of the Companies Act, new shares may be offered to any persons whether or not those persons include existing shareholders, if a special resolution to that effect is passed by the shareholders of the company in a general meeting or where only a simple majority of shareholders present and voting in a general meeting have passed the resolution and the Government's permission has been obtained based on the application made by the Board. The issuance of the Shares represented by the global depositary shares ("GDSs") deliverable upon conversion of the Bonds has been duly approved by a special resolution of the shareholders of the Company and such shareholders have waived their pre-emptive rights with respect to such Shares.

The Company's issued share capital may, among other things, be increased by the exercise of warrants attached to any security of the Company, or individually issued which entitles the holder to subscribe for Shares in the Company or upon the conversion of convertible debentures issued. The issue of any convertible debentures or the taking of any convertible loans, other than from the Government and financial institutions, requires the approval of a special resolution of shareholders.

The Company can also alter its share capital by way of a reduction of capital or by undertaking a buy-back of shares under the prescribed SEBI guidelines.

The Articles of Association provide that the Company may, by a resolution passed at the general meeting, from time to time increase its capital by the creation of new shares and may consolidate or subdivide its share capital, convert all or any of its fully paid-up Shares into stock and reconvert that stock into fully paid-up Shares or cancel Shares which have not been taken up by any person. The Company may also from time to time by special resolution reduce its capital. The Articles also provide that if at any time the Company's share capital is divided into different classes of shares, the rights attached to any one class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a special resolution, passed at a separate meeting of the holders of the shares of that class.

Preference shares

Preference share capital is that part of the paid-up capital of a company which fulfils both of the following requirements, namely:

(a) that in respect of dividends, it carries a preferential right to be paid a fixed amount or an amount calculated at a fixed rate; and

(b) that in respect of capital, it carries, on a winding-up of the company, a preferential right to be repaid the amount of the capital paid-up or deemed to have been paid-up subject to the provisions of the Companies Act.

The preference shares do not confer any further rights to participate in the company's profits or assets. Holders of preference shares are not entitled to vote at general meetings of the company except where the dividend due on such capital has remained unpaid:

(c) in the case of cumulative preference shares, in respect of an aggregate period of not less than two years preceding the date of commencement of the meeting; and

(d) in the case of non-cumulative preference shares, either in respect of a period of not less than two years or in respect of an aggregate period of not less than three years comprised in the six years ending with the expiry of the financial year immediately preceding the commencement of the meeting.

In any such case, however, the holders of preference shares have a right to vote only on those resolutions which directly affect the rights attached to their preference shares.

Under the Companies Act, a company may issue redeemable preference shares if so authorised by the articles of association of the company. The Articles of Association of the Company give the Company the power to issue preference shares but: (i) no such shares shall be redeemed except out of profits of the Company which would otherwise be available for dividends or out of the proceeds of a fresh issue of shares made for the purposes of the redemption; (ii) no such shares shall be redeemed unless they are fully paid; (iii) the premium, if any, payable on redemption shall have been provided for out of the profits of the Company or out of the Company's security premium account, before the shares are redeemed; (iv) where any such shares are redeemed otherwise than out of the proceeds of a fresh issue, there shall be transferred to a reserve fund, to be called the Capital Redemption Reserve Account, a sum equal to the nominal amount of the shares redeemed out of profits which would otherwise have been available for dividends; and (v) the provisions of the Companies Act relating to the reduction of the share capital of a company shall apply as if such reserve account were paid-up share capital of such company. Preference shares must be redeemable before the expiry of a period of 20 years from the date of their issue.

General meetings of shareholders

There are two types of general meetings of shareholders: (i) annual general meetings, and (ii) extraordinary general meetings. The Company must hold its annual general meeting each year within 15 months of the previous annual general meeting and in any event not later than six months after the end of each accounting, period unless extended by the Registrar of Companies at the request of the Company for any special reason, by a period not exceeding three months. The Board may also, in accordance with its Articles of Association, convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in the aggregate not less than 10 per cent. of the paid-up capital of the Company carrying voting rights. A general meeting of the shareholders is generally convened by the Secretary of the Company in accordance with a resolution of the Board. Written notices convening a meeting setting out the date, place and agenda of the meeting must be given to members at least 21 clear days (excluding the days of mailing, and receipt, and such service shall be deemed to have been effected on the expiry of 48 hours after the same is posted) prior to the date of the proposed meeting. Shareholders who are registered as such on the date of the general meeting are entitled to attend and vote at such meeting.

A general meeting may be called after giving shorter notice if consent is received from all shareholders entitled to vote, in the case of an annual general meeting, and from shareholders holding not less than 95 per cent. of the paid-up capital of the Company in the case of any other general meeting. Currently, the Company gives written notices to all members and, in addition, gives public notice of general meetings of shareholders in a daily newspaper of general circulation in the region of the registered office of the Company. General meetings are generally held at a place where the registered office of the Company is situated or at such other place within the City or town where the registered office of the Company is situated. The quorum for a general meeting of the Company is five shareholders personally present. Meetings other than an annual general meeting may be held at any other place if so determined by the Board.

A company intending to pass a resolution relating to matters such as, but not limited to, amendment to the objects clause of the memorandum, buy-back of shares under the Companies Act, giving loans or extending guarantees in excess of limits prescribed under the Companies Act, and guidelines issued thereunder, is required to obtain the resolution passed by means of a postal ballot instead of transacting the business in the general meeting of the company. A notice to all the shareholders shall be sent along with a draft resolution explaining the reasons therefor and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the notice.

Voting rights

At a general meeting, upon a show of hands, every member holding Shares and entitled to vote and present in person has one vote. Upon a poll the voting rights of each shareholder entitled to vote and present in person or by proxy is in proportion to his/her/its share of paid-up equity capital of the company. Voting is by show of hands, unless a poll is ordered by the Chairman of the meeting or demanded by a shareholder or shareholders holding at least 10 per cent. of the total shares entitled to voting rights in respect of the resolution and present in person or by proxy who has voting rights in proportion to the paid-up capital held by such shareholder. Subject to the Articles of Association, the Chairman of the meeting has a casting vote.

Registered holders of Shares withdrawn from the Depositary arrangements will be entitled to vote and exercise other direct shareholders' rights. Shares once withdrawn may be eligible for redeposit subject to certain conditions.

Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. Special resolutions require the vote of three-fourths of the members present and voting. Special resolutions require that the votes cast in favour of the resolution by those present and voting must be at least three times the votes cast against the resolution. The Companies Act provides that to amend the Articles of Association a special resolution is required to be passed in a general meeting. Certain instances, including members' voluntary winding-up, dissolutions, merger or consolidation of the Company, preferential allotment of shares, and, in any case where shareholding of public financial institutions and banks exceeds 25 per cent., and the appointment of statutory auditors, require a special resolution.

A shareholder may exercise his voting rights by proxy to be given in the form required by the Articles of Association of the Company. The instrument appointing a proxy is required to be lodged with the Company at least 48 hours before the time of the meeting. Any shareholder of the Company may appoint a proxy. A proxy shall not vote except on a poll and does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings, subject to necessary board resolution passed by the corporate shareholder, who shall not be deemed a proxy. Such an authorised representative can vote in all respects as if a member, including on a show of hands and a poll. A shareholder which is a legal entity may appoint an authorised representative who can vote in all respects as if a member, both by show of hands and by poll.

The Companies Act allows for a company to issue shares with differential rights as to dividends, voting or otherwise subject to certain conditions prescribed under applicable law. In this regard, the laws require that for a company to issue shares with differential voting rights (i) the company must have had distributable profits in terms of the Companies Act for a period of three financial years preceding the year in which it was decided to issue such shares; (ii) the company has not defaulted in filing annual accounts and annual returns for the immediately preceding three financial years immediately preceding the year in which it was decided to issue such shares; (iii) the Articles of Association of the company allow for the issuance of such shares with differential voting rights; and (iv) the company acts in accordance with such other conditions set forth in the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001. Under the provisions of Section 42 of the Companies Act, subsidiaries are not permitted to be members of the holding company. Even if any subsidiary holds shares in its holding company prior to its becoming a subsidiary, the shares held by the subsidiary will not have any voting rights.

Convertible securities/warrants

The Company may issue from time to time debt instruments that are partly and fully convertible into Shares and/or warrants to purchase Shares.

Postal ballot

Under the provisions of the Companies Act, the Government has framed rules for listed companies for voting by postal ballot instead of transacting the business in a general meeting of the company, in the case of resolutions including resolutions for alteration of the objects clause in the company's memorandum of association, buy-back of shares, issue of shares with differential voting rights, a sale of the whole or substantially the whole of an undertaking of a company, giving loans and extending guarantees in excess of prescribed limits, for change of the registered office of the company in certain circumstances and for variation in the rights attached to a class of shares or debentures. The resolution passed by means of postal ballot shall be deemed to have been duly passed at a general meeting physically convened. A notice to all the shareholders has to be sent along with a draft resolution explaining the reasons thereof and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the notice. Postal voting includes voting in electronic form.

Register of shareholders and record dates

The Company is obliged to maintain a register of shareholders at its registered office or with the approval of its shareholders by way of a special resolution and with prior intimation to the relevant Registrar of Companies at some other place in the same city. The register and index of beneficial owners maintained by a depositary under the Depositaries Act, 1996 is deemed to be an index of members and register and index of debenture holders. The Company recognises as shareholders only those persons who appear on its register of shareholders and the Company cannot recognise any person holding any Share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of shares held in physical form, the Company registers transfers of shares on the register of shareholders upon lodgement of the share transfer form executed by or on behalf of the transferor and by or on behalf of the transferee duly complete in all respects accompanied by a share certificate, or if there is no certificate, the letter of allotment in respect of shares to be transferred together with duly stamped transfer forms. In respect of electronic transfers, the depositary transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. In turn, the Company enters the name of the depositary in its records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depositary. Transfer of beneficial ownership through a depositary is exempt from any stamp duty but each depositary participant may have its own depositary charges.

For the purpose of determining the shareholders, the Company may, after giving not less than seven days' previous notice by advertisement in some newspaper circulating in the district where

the registered office of the Company is situated, close the register for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine the shareholders entitled to dividends the Company keeps the register of shareholders closed for approximately 7 to 15 days, generally before the annual general meeting. Under the listing regulations of the stock exchanges on which the Company's outstanding Shares are listed, the Company may, upon at least 15 days' advance notice to such stock exchanges (or 21 days' advance notice in the event the Company issued physical share certificates to any of its shareholders), set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders. The trading of Shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Under the Companies Act, the Company is also required to maintain a register of debenture holders.

Annual report and financial results

The Company's audited consolidated financial statements for the relevant financial year, the directors' report and the auditors' report (collectively the "Annual Report") must be laid before the annual general meeting. These also include certain other financial information of the Company, a corporate governance section and management's discussion and analysis, and are made available for inspection at the Company's registered office during normal working hours for 21 days prior to the annual general meeting.

Under the Companies Act, the Company must file the Annual Report presented to the shareholders with the Registrar of Companies, Mumbai, within 30 days from the date of the annual general meeting. The Company must file an annual return, which includes a list of the shareholders, and other information within 60 days of the conclusion of its annual general meeting. Copies of annual reports are also required to be sent to the stock exchanges where the Company's shares are listed.

As required under the Listing Agreement, copies are required to be simultaneously sent to the BSE and any other exchanges on which the Company's Shares are listed either of unaudited financial results within 30 days and audited financial results at a later date or audited within three months from the close of the accounting year. The Company must also furnish quarterly and semi-annual unaudited results within 30 days after the end of each calendar quarter and quarterly and semi-annual review reports by the auditors within 60 days of the close of each quarter. The Company must also publish its financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where the registered office of the Company is situated. The Company files certain information online, including its Annual Report, half-yearly financial statements, report on corporate governance and the shareholding pattern statement, in accordance with the requirements of the Listing Agreement.

Transfer of shares

Following the introduction of the Depositaries Act, 1996, and the repeal of Section 22A of the SCRA, which enabled companies to refuse to register transfer of shares in some circumstances, the equity shares of a public company became freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since the Company is a public company, the provisions of Section 111A will apply to it. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, the Board may exercise their discretion if they have sufficient cause to do so. If the Board, without sufficient cause, refuse to register a transfer of shares within two months from the date on which the instrument of transfer or intimation of transfer, as the case may be, is delivered to the company, the shareholder wishing to transfer his, her or its shares may file an appeal with the Company Law Board ("CLB") and the CLB can direct the company to register such transfer.

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations used thereunder or the SICA or any other Indian laws, the CLB may, on application made by the company, a depositary, a participant, an investor or the SEBI, within two months from the date of transfer of any shares or debentures held by a depositary or from the date on which the instrument of transfer or the intimation of the transmission was delivered to the company, as the case may be, after such inquiry as it thinks fit, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Further, the provisions of Section 111A do not restrict the right of a holder of shares or debentures to transfer such shares or debentures and any person acquiring such shares or debentures shall be entitled to voting rights unless the voting rights have been suspended by the CLB.

By the Companies (Second Amendment) Act, 2002, the CLB is proposed to be replaced by the National Company Law Tribunal ("NCLT"), which is expected to be set up shortly. All powers of the CLB would then be conferred on the NCLT. Further, the SICA is sought to be repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003. However, this Act has not yet been brought into force.

Shares held through depositaries are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the SEBI. These regulations provide the regime for the functioning of the depositaries and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownerships of shares held through a depositary are exempt from stamp duty. The Company has entered into an agreement for such depositary services with NSDL and CDSL, and Integrated Enterprises (India) Limited are the registrars who maintain all records pertaining to physical transfer and transmission of shares and details of transfers and transmissions in electronic form through electronic connectivity with NSDL and CDSL.

SEBI requires that the Shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. See "Indian securities market—Depositaries".

Pursuant to the Listing Agreement, in the event the Company has not effected the transfer of Shares within one month or where the Company has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, it is required to compensate the aggrieved party for the opportunity loss caused during the period of the delay.

The Companies Act provides that the shares or debentures of a public listed company (such as the Company) shall be freely transferable. The Articles of Association provide for certain restrictions on the transfer of shares, including granting power to the Board, in certain circumstances, to refuse to register or acknowledge transfer of shares or other securities issued by the Company. However, the applicable case law suggests that *inter se* arrangements between shareholders of a company cannot bind a company in this regard and, therefore, the enforceability of such restrictions under the Companies Act may not be possible.

Acquisition by the Company of its own shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected by an approval of at least 75 per cent. of the shareholders present and voting on the matter and is also sanctioned by the High Court of the city where the registered office is situated. Moreover, subject to certain conditions, a company is prohibited from giving, whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the company or its holding company.

Pursuant to the insertion of Section 77A into the Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:

(i) the buy-back should be authorised by the articles of association of the company;

(ii) a special resolution has been passed in the general meeting of the company authorising the buy-back;

(iii) the buy-back is limited to 25 per cent. of the total paid-up capital and free reserves provided that the buy-back of equity shares in any financial year shall not exceed 25 per cent. of the total paid-up equity share capital in that year;

(iv) the ratio of debt owed by the company is not more than twice the capital and free reserves after such buy-back;

(v) all the shares or other specified securities for buy-back are fully paid-up; and

(vi) the buy-back is in accordance with the Securities and Exchange Board of India (Buy-back of Securities) Regulation, 1998.

The condition mentioned above in (ii) would not be applicable if the buy-back is for less than 10 per cent. of the total paid-up equity capital and free reserves of the company and provided that such buy-back has been authorised by the Board. Further, a company buying back its securities is not permitted to buy back any securities for a period of 365 days reckoned from the preceding buy-back. Also, a company is not permitted to issue new securities of the same kind as those bought back for six months from the buy-back date except by way of a bonus issue or in discharge of subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity shares. The aforesaid restriction relating to the 365-day period does not apply to a buy-back authorised by a special resolution of the shareholders in general meeting. Every buy-back shall be completed within 12 months from the date of passing the special resolution or a resolution passed by the Board, as the case may be.

A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the last date of completion of the buy-back. Further, a company buying back its securities is not permitted to buy back any securities for a period of one year from the buy-back or to issue securities for six months except by way of bonus issue or in discharge of subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity shares. The aforesaid restriction relating to the one-year period does not apply to a buy-back authorised by a special resolution of the shareholders in general meeting.

The Company is also prohibited from purchasing its own shares or specified securities through any subsidiary company, including its own subsidiary companies or through any investment company (other than a purchase of shares in accordance with a scheme for the purchase of shares by trustees of or for shares to be held by or for the benefit of employees of the company) or if the Company is defaulting on the repayment of deposit or interest, redemption of debentures or preference shares or payment of dividend to a shareholder or repayment of any term loan or interest payable thereon to any financial institution or bank, or in the event of non-compliance with certain other provisions of the Companies Act.

The buy-back of securities can be from existing security holders on a proportionate basis or from the open market or from odd lots, that is to say, where the lot of securities of a public company, whose shares are listed on a recognised stock exchange, is smaller than such marketable lot, as may be specified by the stock exchange, or by purchasing securities issued to the employees of the company pursuant to a scheme of stock option or sweat equity.

Liquidation rights

Subject to the provisions of the Companies Act (including in particular the rights of employees, creditors, workmen, the requirement to pay statutory dues as contained in Sections 529A and 530 thereof) and the rights of the holders of any other shares entitled by their terms of issue to preferential repayment over the Shares, in the event of the winding-up of the Company, the holders of the Shares are entitled to be repaid the amounts of capital paid-up or credited as paid-up on such Shares or in case of shortfall proportionately. All surplus assets after payments due to workmen, statutory dues, the holders of any preference shares and other creditors belong to the holders of the equity shares in proportion to the amount paid-up or credited as paid-up on such shares respectively at the commencement of the winding-up.

The SEBI (Delisting of Securities) Guidelines 2003 provide for voluntary delisting by Indian companies from all or any of the exchanges where the shares of such companies are listed, subject to conditions specified therein, as well as compulsory delisting upon the occurrence of certain events.

Disclosure of ownership interest

Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to that company the details of the holder of record and the holder of record to declare details of the beneficial owner. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the Company's obligation to register a transfer of Shares or to pay any dividends to the registered holder of any Shares in respect of which the declaration has not been made.

Foreign Investment and Exchange Controls

General

Prior to 1 June 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973 ("FERA") and the notifications issued by the RBI thereunder.

With effect from 1 June 2000, FERA was replaced by the Foreign Exchange Management Act, 1999 ("FEMA") and thereafter foreign investment in Indian securities is regulated by FEMA and the rules, regulations and notifications issued by the RBI under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI or the Central Government through the Foreign Investment Promotion Board ("FIPB").

The Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000 (the "FEM Securities Regulations") regulate the issue of Indian securities including global depositary receipts to persons resident outside India and the transfer of Indian securities by or to persons resident outside India.

The FEM Securities Regulations provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

Foreign direct investment

In 1991, the Government formulated the Industrial Policy, which, as amended from time to time, contains the policies relating to foreign direct investment in Indian companies engaged in business in various sectors of Indian industry. The Government, pursuant to its liberalisation policy, set up FIPB to regulate together with the RBI all foreign direct investment into India.

Foreign direct investment means investment by way of subscription and/or purchase of securities of an Indian company by persons resident outside India ("Foreign Direct Investment" or "FDI"). The following investments would require the prior permission of the FIPB:

- investments in certain specified industries where the proposed investment is in excess of a maximum specified sectoral limit or industries in which FDI is not permitted under the "automatic route" under the existing Indian Foreign Investment Policy;
- investments by any foreign investor who has or had an existing or previous venture in India, or a technology transfer/trade mark agreement in the same field to that Indian company in which the FDI is proposed. However, prior FIPB approval will not be required in case of investment made by a venture capital fund registered with the SEBI, or where the investment in the existing joint venture is less than 3 per cent or where the existing joint venture is defunct. In the case of joint ventures entered into after 12 January 2005, the joint venture agreement may embody a "conflict of interest" clause to safeguard the interests of the joint venture partners in the event of one of the partners desiring to set up another joint venture or a wholly-owned subsidiary in the same field of economic activity;
- investment being more than 24 per cent. in the equity capital of units manufacturing items reserved for small scale industries; and
- all investments by an unincorporated entity.

The RBI consolidated its various circulars on foreign investments in India into a Master Circular No. 02/2006-07 dated 1 July 2006 summarising the current regulatory provisions as amended from time to time. Broadly, FDI is prohibited in the following sectors:

- retail trading;
- atomic energy;

- lottery business;
- gambling and betting;
- housing and real estate business (permitted subject to certain conditions only); and
- agriculture (excluding floriculture, horticulture, development of seeds, animal husbandry, pisciculture and cultivation of vegetables, mushrooms etc. under controlled conditions and services related to agro and allied sectors) and plantations (other than tea plantations).

In other cases, investments can be made either with the specific prior approval of the Central Government (i.e. the Secretariat for Industrial Assistance/FIPB) or under the "automatic route". The automatic route is not available to foreign investors who have or have had previous financial or technical trade mark collaboration with an existing domestic company engaged in the same field of activity. The automatic route is also not available where the investment is beyond the sectoral cap on investments specified in industries referred to in Press Note 4 of 2006 dated 10 February 2006 issued by the Department of Industrial Policy and Promotion, Government of India.

Subject to certain exceptions, FDI and investment by NRIs in Indian companies do not require the prior approval of the FIPB or the RBI. However, a declaration in a prescribed form, detailing the foreign investment, must be filed with the RBI within a specified period of the foreign investment being made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies. The Government has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no further approval of the RBI is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI within a specified period of the foreign investment being made in the Indian company. In both the above cases the prescribed applicable norms with respect to determining the price at which shares may be issued by an Indian company to a non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, is required to be filed with the RBI once the foreign investment is made in the Indian company.

The Government has set up the Foreign Investment Implementation Authority ("FIIA") in the Department of Industrial Policy and Promotion. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various Government agencies to find solutions to foreign investment problems and maximise opportunities through a partnership approach.

Pricing

The price of shares of a listed Indian company issued to non-residents under the Foreign Direct Investment scheme on an automatic basis cannot be less than the price worked out in accordance with the applicable guidelines issued by the SEBI. Where an Indian company is not listed on any recognised stock exchange in India, the minimum issue price of the shares would in accordance with the requirements of the RBI be based on a fair valuation of shares done by a chartered accountant as per the guidelines issued by the erstwhile Controller of Capital Issues. The SEBI Guidelines are applicable to all public issues by listed and unlisted companies, all offers for sale, bonus issues and rights issues by listed companies whose equity share capital is listed, except in the case of rights issues where the aggregate value of securities offered does not exceed Rs.5 million. The FEM Securities Regulations require an issuer of depositary receipts to price such securities in accordance with Regulation 5A of Schedule I (in the case of a public issue) and Regulation 5 (in all other cases) thereof.

Regulation 5A states that an Indian company may, where the issue is on a public offer basis, price the securities in consultation with the lead manager to the issue and in all other cases as provided in Regulation 5.

Regulation 5 states that the price of shares issued to persons resident outside India shall (i) if the issuer is listed on any recognised stock exchange in India, not be less than the price calculated in accordance with the SEBI Guidelines; and (ii) in all other cases, not be less than the fair valuation of the shares produced by a chartered accountant pursuant to guidelines issued by the former Controller of Capital Issues.

Every Indian company issuing shares in accordance with the FEM Securities Regulations is required to submit a report to the RBI within 30 days of receipt of the consideration and another report within 30 days from the date of issue of the shares to the non-resident purchaser.

The above description applies only to a fresh issue of shares by an Indian company.

Investment by Foreign Institutional Investors

The FEM Security Regulations enable foreign institutional investors registered with the SEBI, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers ("Foreign Institutional Investors" or "FIIs"), to make portfolio investments in all securities of listed companies in India. Investments by registered Foreign Institutional Investors or individuals of Indian nationality or origin residing outside India ("Non-Resident Indians") made through a stock exchange are known as portfolio investments. FIIs wishing to invest and trade in Indian securities in India under the FEM Securities Regulations are required under the SEBI (Foreign Institutional Investor) Regulations 1995 ("FII Regulations") to register with the SEBI and obtain a general permission from the RBI. However, since the SEBI provides a single window clearance, a single application must be made to the SEBI.

Foreign investors are not necessarily required to register with the SEBI under the FII Regulations as FIIs and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above.

FIIs that are registered with the SEBI are required to comply with the provisions of the FII Regulations. A registered FII may buy, subject to the ownership restrictions discussed below, and sell freely, securities issued by any Indian company, realise capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. An FII shall not hold more than 10 per cent. of the total paid-up equity capital of an Indian company in its own name; a corporate/individual sub-account of the FII shall not hold more than 5 per cent. of the total paid-up equity capital of a company, and a broad-based sub-account shall not hold more than 10 per cent. of the total paid-up equity capital of a company. The total holding of all Foreign Institutional Investors in a company is subject to a cap of 24 per cent. of the total issued capital of a company which can be increased up to the percentage of the sectoral cap on FDI in respect of the said company with the passing of a special resolution by the shareholders of the company in a general meeting. The Company's shareholders approved an increase in its FII cap to 74 per cent. of the paid-up capital equity share capital or paid-up value of the respective series of the convertible debentures on 31 March 2006 through postal ballot. The Reserve Bank of India, pursuant to its notification dated 21 July 2006, has allowed the limit for investments in the shares or debentures convertible into shares of the Company by FIIs up to 74 per cent. of the paid-up equity share capital or the paid-up value of the respective series of the convertible debentures of the Company. FIPB by way of its letter dated 3 July 2006 approved a composite limit of foreign equity participation to a maximum of 74 per cent. in the Company.

Under the RBI Notification Number FEMA 20/2000-RB dated 3 May 2000 (as amended from time to time), a registered FII is permitted to purchase shares/convertible debentures of an Indian company through public offer/private placement, subject to the FII limits stipulated therein and subject to the prior approval of the RBI under FEMA. Such placements shall be made at the

average of the weekly highs and lows of the closing price over the preceding six months or preceding two weeks whichever is higher. An Indian company is permitted to issue such shares or convertible debentures provided that:

- in the case of a public offer, the price of the shares to be issued is not less than the price at which shares are issued to residents; and
- in the case of an issue by private placement, the price is not less than the price derived under the SEBI Guidelines or guidelines issued by the Controller of Capital Issues, as applicable.

The SEBI has, according to press releases dated 23 January 2004 and 26 January 2004, provided that, with effect from 3 February 2004, an FII or sub-account may issue, deal in or hold, offshore derivative instruments such as participatory notes, equity-linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favour of those entities which are regulated by any relevant regulatory authority in the countries of their incorporation or establishment, subject to compliance with the "know your client" requirements. An FII or sub-account is also to ensure that no further issue or transfer of any offshore derivative instrument is made to any person other than a regulated entity. The SEBI has proposed amendments to the FEM Securities Regulations to incorporate such changes.

Registered FIIs are generally subject to tax under Section 115AD of the Indian Income Tax Act, 1961. The Shares and the Shares which are represented by GDSs are subject to tax under the Section 115AC Regime. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in GDSs and Shares. See "Taxation".

Foreign investors are not necessarily required to register with the SEBI as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above, in the case of joint ventures or collaborations or wholly-owned subsidiaries that such foreign investors may wish to establish in India.

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies is available to Non-Resident Indians. These methods allow Non-Resident Indians to make Portfolio Investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to Portfolio Investments in Indian companies, the Non-Resident Indians may also make investments in Indian companies pursuant to the Foreign Direct Investment route discussed above. The overseas corporate bodies, at least 60 per cent. of which are owned by the Non-Resident Indians ("Overseas Corporate Bodies"), were allowed to invest by way of Portfolio Investment until 2001 when the RBI prohibited such investments. Further, pursuant to circulars dated 16 September 2003 and 18 December 2003, the RBI no longer recognises Overseas Corporate Bodies as a separate category of investor. In this connection, the RBI has issued the Foreign Exchange Management (Withdrawal of General Permission to Overseas Corporate Bodies) Regulations, 2003 notified pursuant to Notification No. FEMA 101/2003-RB dated 3 October 2003 pursuant to which with effect from 16 September 2003 the facilities for Overseas Corporate Bodies under various FEMA and the rules issued by the RBI thereunder stand withdrawn. As per the Ministry of Finance Notification dated 31 August 2005 amending the FCCB Scheme, Overseas Corporate Bodies who are not eligible to invest in India through the Portfolio Route, and entities prohibited from buying, selling or dealing in securities by the SEBI will not be eligible to subscribe for the GDSs.

Transfer of shares and convertible debentures of an Indian company

Subject to what is stated below, a person resident outside India may transfer the shares or convertible debentures held by him in Indian companies in accordance with the FEM Securities Regulations. A person resident outside India, not being a Non-Resident Indian or an overseas corporate body, may transfer by way of sale the shares or convertible debentures held by him to any other person resident outside India without the prior approval of the RBI. A Non-Resident

Indian may transfer by way of sale the shares or convertible debentures held by him to another Non-Resident Indian without the prior approval of the RBI. However, the person to whom the shares or convertible debentures are being transferred will have to obtain the prior permission of FIPB in case he has an existing joint venture or tie-up in India through investment in shares or debentures or a technical transfer/trade mark agreement or investment by whatever name called in the same field in which the company whose shares are being transferred is engaged. Further, a non-resident may transfer any security held by him to a person resident in India by way of gift, or may sell the same on a stock exchange in India through a registered broker.

Pursuant to a recent liberalisation, non-residents (other than erstwhile overseas corporate bodies, foreign nationals, Non-Resident Indians, and FIIs) are permitted to purchase shares or convertible debentures of an Indian company (subject to applicable sectoral caps), other than an Indian company engaged in the financial services sector, from a resident of India without the prior approval of the RBI, subject to compliance with prescribed conditions, pricing guidelines, submission of required documents and reports and obtaining a certificate from the applicable authorised dealer. Similarly, a non-resident (i.e. incorporated non-resident entity, erstwhile overseas corporate bodies, foreign nationals, Non-Resident Indians, FIIs) may sell shares or convertible debentures of an Indian company (subject to applicable sectoral caps), to a resident of India without the prior approval of the RBI, subject to compliance with prescribed pricing guidelines, submission of required documents and reports and obtaining a certificate from the applicable authorised dealer. Any Non-Resident of India seeking to sell shares received upon conversion of the GDSs or otherwise transfer such shares within India, whether or not through the BSE, NSE or any other stock exchange, should seek advice from their Indian legal advisers as to applicable requirements.

The Government pursuant to its press note dated 10 February 2006 allowed, under the automatic route, transfer of shares from residents to non-residents in financial services, and where the Takeover Code is applicable, in cases where approvals are required from the Reserve Bank/SEBI/ Insurance Regulatory & Development Authority. With this, the transfer of shares from residents to non-residents, including the acquisition of shares in an existing company, would be on the automatic route subject to the sectoral policy on FDI.

Transfers by way of sale not covered under the automatic route, by a person resident outside India of the shares/convertible debentures held by him to a person resident in India, require prior permission of the RBI. Where the shares of the Indian company concerned are traded on a stock exchange, while considering the grant of permission, the RBI may make stipulations as to the price of the shares or convertible debentures while granting its permission and would take into account whether the sale is at the prevailing market price of the shares on the stock exchange and is effected through a merchant banker registered with the SEBI or through a stock broker registered with the stock exchange.

Under FEMA, approval of the RBI is required for the sale by a Non-Resident Indian to a resident of India of underlying shares withdrawn from a GDS, or global depositary receipt programme, unless the sale is made on a stock exchange at the market price and is effected through a merchant banker registered with SEBI or through a stockbroker registered with the stock exchange. Applications for approvals should be submitted to the RBI on Form TS 1 which requires information as to the transferor, the transferee, the shareholding structure of the Indian company whose shares are to be sold, the proposed sale price per share and other information.

In the event of a sale of the underlying shares withdrawn from a GDS programme, where such sale is made in compliance with the above-mentioned procedures, remittance overseas of the proceeds from such sale of the underlying shares is permitted.

However, where the foreign investor has an existing joint venture or technology transfer or trade mark agreement in the same field, the prior approval of the Government will not be required in the case of (i) investments made by venture capital funds registered with the SEBI; or (ii) where an existing joint venture investment by either of the parties is less than 3 per cent.; or (iii) where the existing venture or collaboration is sick or defunct. In the case of joint ventures entered into

after 12 January 2005, the joint venture agreement may embody a "conflict of interest" clause to safeguard the interests of the joint venture partners in the event of one of the partners desiring to set up another joint venture or a wholly-owned subsidiary in the same field of economic activity.

Further, a non-resident may transfer any security held by him to a person resident in India by way of gift. Further, general permission is not available if the purchase of shares or convertible debentures by a non-resident attracts the provisions of the Takeover Code or if the price at which the purchase takes place is not in accordance with applicable pricing guidelines or the activities of the investee company are not under automatic route under the applicable FDI policy.

Any Non-Resident Indian seeking to sell shares received upon surrender of GDSs or otherwise transfer such shares within India, whether or not through the BSE, NSE or any other stock exchange, should seek advice from their Indian legal advisers as to the applicable requirements.

Primary GDS schemes

Pursuant to the FEM Securities Regulations, an Indian company may issue its Rupee denominated shares to a person resident outside India being a depositary for the purpose of issuing GDSs, provided that (i) the Indian company issuing such shares has an approval from the Ministry of Finance of the Government to issue such GDSs or is eligible to issue GDSs in terms of the relevant scheme in force or notification issued by the Ministry of Finance; (ii) the Indian company is not otherwise ineligible to issue shares to persons resident outside India in terms of the FEM Securities Regulations; and (iii) the GDSs are issued in accordance with the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 ("Depositary Receipt Mechanism Scheme") and guidelines issued by the Government thereunder from time to time.

The Indian company issuing shares shall furnish to the RBI full details of such issue in the form specified in Annexure "C" to the FEM Security Regulations within 30 days from the date of closing of the issue. The company should also furnish a quarterly return in the form specified in Annexure "D" to the RBI within 15 days of the close of the calendar quarter. The Global Depositary Receipts ("GDRs") proceeds may be utilised in the first stage acquisition of shares in the disinvestment process and also in the mandatory second stage offer to the public in view of their strategic importance. The proceeds of the GDS issue can also be retained abroad to meet the future foreign exchange requirements of the company and by a notification this facility has been extended indefinitely until further notice.

Transfer of GDSs by non-residents

The Ministry of Finance of the Government has granted general permission for the transfer of GDSs outside India. The Ministry of Finance of the Government has also permitted non-resident holders of GDSs to transfer or surrender GDSs in exchange for the underlying shares in favour of the non-resident investor, being sold directly on behalf of the investor, or being transferred in the books of account of the issuing company in the name of the non-resident investor. Pursuant to the terms of the Deposit Agreement, an investor who surrenders GDSs and withdraws shares is permitted to re-deposit such shares subject to the total issued GDSs and obtain GDSs at a later time.

The FEM Security Regulations provide that a registered broker in India may purchase shares of an Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into GDSs, subject to the following conditions:

- the Indian company has issued GDSs;
- the shares are purchased on a recognised stock exchange;
- the shares are purchased with the consent of the custodian of the GDSs of the Indian company and are deposited with the custodian;

- the number of shares so purchased does not exceed the GDSs converted into underlying shares, and is in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and
- the non-resident investor, broker, custodian and the overseas depositary comply with the provisions of the Depositary Receipt Mechanism Scheme and the guidelines issued thereunder from time to time.

In addition, the Operative Guidelines issued by the RBI under Depositary Receipt Mechanism Scheme (the "Operative Guidelines") provide for the reissuance of GDSs. The domestic custodian is required to perform the following functions to ensure compliance with the Operative Guidelines:

- monitor the reissuance of GDSs and provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;
- maintain a record of the total number of GDSs that have been issued and redeemed and sold in the domestic market;
- ascertain the extent of registration in favour of GDS holders/non-residents, based on the advice of the Depositary to the domestic custodian for the underlying shares being transferred in the books of account of the relevant company in the name of the non-residents on redemption of the GDSs;
- verify with the Company Secretary/NSDL/CDSL if the total sectoral cap on foreign investment in the relevant company is being breached if there is a percentage cap on the FDI;
- notify the extent up to which reissuance of GDSs would be permissible;
- advise the Depositary on the custody of shares and on issuance of corresponding GDSs to the non-resident investor;
- ensure that the advice to the Depositaries is issued on a first-come first-served basis, i.e., the first deposit of underlying shares with the custodian shall be eligible for the first reissuance of GDSs to the non-resident investor;
- ensure that shares only to the extent of the depletion in GDS stock are deposited with it;
- coordinate with the Depositary on a daily basis in computing the head room. The head room will be calculated as per the formula set out in the Operative Guidelines; and
- file a monthly report about the GDS transactions under the two-way fungibility arrangement with the RBI and the SEBI.

Issue of Foreign Currency Convertible Bonds ("FCCBs")

The Ministry of Finance, though the Depositary Receipt Mechanism Scheme, allowed Indian corporates to issue FCCBs. This Scheme has been amended from time to time by the Ministry of Finance ("MOF") and certain relaxations in the guidelines have also been notified by the RBI. The relevant regulations provide that an Indian company may issue FCCBs to persons resident outside India subject to the approval of the RBI in certain cases. Any Indian company issuing such bonds is required to comply with certain reporting requirements prescribed by the RBI. The relevant regulations read with the Master Circular of 1 July 2006 and the Circular dated 1 August 2005 issued by the Reserve Bank of India in relation to the ECB are also applicable to FCCBs.

The relevant regulations provide that an Indian corporation may raise funds up to U.S.$500 million or equivalent in any one financial year under the automatic approval route and with the approval of the RBI, for amounts up to U.S.$500 million or equivalent. These limits are also applicable to FCCBs under the ECB Guidelines and Indian companies may issue FCCBs subject to, *inter alia*, the following conditions:

(i) FCCBs up to U.S.$20 million or equivalent are required to have a minimum average maturity period of three years and FCCBs above U.S.$20 million and up to U.S.$500

million or equivalent are required to have a minimum average maturity of five years. Under current RBI regulations, prior RBI approval is required for a redemption of FCCBs prior to their stated maturity date;

(ii) the issue of FCCBs shall be subject to the foreign direct investment sectoral caps prescribed by the MOF;

(iii) public issues of FCCBs are to be made through reputable lead managers;

(iv) FCCBs cannot be issued with attached warrants;

(v) prepayment of FCCBs up to U.S.$200 million is permitted without prior approval of the RBI, subject to compliance with the minimum average maturity period;

(vi) the "all in cost" interest rate ceiling for the issue of FCCBs, having a minimum average maturity period of three years up to five years, should not exceed six-month LIBOR plus 2 per cent. and, in the case of FCCBs having a minimum average maturity period of more than five years, should not exceed six-month LIBOR plus 3.5 per cent.;

(vii) FCCB proceeds are to be used for investment purposes (such as the import of capital goods, new projects and modernisation/expansion of existing production units) in the real sector-industrial sector including small and medium enterprises and the infrastructure sector in India and may also be used in the first stage acquisition of shares in a disinvestment process or in the mandatory second stage offer to the public under the Government of India's disinvestment programme for shares of a public sector undertaking, overseas direct investment in joint ventures, wholly-owned subsidiaries or the expansion of existing joint ventures or wholly-owned subsidiaries. FCCB proceeds are not permitted to be used for working capital purposes, general corporate purposes or for repayment of existing Rupee loans;

(viii) FCCB proceeds may not be used for on-lending and investment in stock markets and real estate (other than permitted development of integrated townships), or acquiring a company (or part thereof) in India by a corporate;

(ix) proceeds from the issue of the FCCBs after deduction of the amounts equal to the commissions, fees and expenses of the arranger (provided that such amounts do not exceed the ceiling as may be approved by the MOF) are to be parked overseas until actually required in India;

(x) the private placement of FCCBs with unrecognised sources is prohibited;

(xi) issue-related expenses shall not exceed 4.0 per cent. of issue size for public issues and 2.0 per cent. for private placements; and

(xii) FCCBs issued under the automatic approval route for meeting Rupee expenditure are required to be hedged unless there is a natural hedge in the form of uncovered foreign exchange receivables.

MOF notification dated 31 August 2005

The MOF, Government of India issued a notification dated 31 August 2005 amending the FCCB scheme. The following are aspects which are pertinent to the Offering:

1. The issuer must be eligible to raise funds from Indian capital markets and should not have been restrained from accessing the securities market by the SEBI.

2. Overseas Corporate Bodies who are not eligible to invest in India through the portfolio route and entities that are prohibited from buying, selling or dealing in securities by the SEBI are not eligible to subscribe to the FCCBs.

3. The pricing of the FCCB issue should be made at a price not less than the higher of the following two averages:

   (i) the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the six months preceding the relevant date; or

   (ii) the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the two weeks preceding the relevant date.

The aforesaid amendments were in turn notified by the RBI pursuant to its Circular dated 11 September 2005.

Indian regulatory approvals

This offering is being made entirely outside India. This Offering Memorandum may not be distributed directly or indirectly in India or to residents of India and the Bonds are not being offered or sold and may not be offered or sold directly or indirectly in India or to, or for the account or benefit of, any resident of India.

Each purchaser of Bonds will be deemed to represent that it is neither located in India nor a resident of India and that it is not purchasing for, or for the account or benefit of, any such person, and understands that the Bonds will bear a legend to the effect that the securities evidenced thereby may not be offered, sold, pledged or otherwise transferred to any person located in India, to any resident of India or to, or for the Bonds, account of, such persons, unless the Company may determine otherwise in compliance with applicable law.

Pursuant to a press release issued by the MOF, the RBI issued a revised policy for FCCBs on 31 January 2004 and has allowed Indian corporates to issue FCCBs up to U.S.$500 million under the "automatic route" (without the prior approval of the RBI) subject to certain conditions specified therein, including the minimum maturity period, use of proceeds and "all in cost" ceiling. The RBI revised the 31 January 2004 policy with circulars dated 23 February 2004, 1 April 2004, a Master Circular dated 1 July 2004, a Master Circular dated 1 July 2005 and A.P. (DIR Series) Circular No. 5 dated 1 August 2005 and Master Circular No. 02/2006-07 dated 1 July 2006 and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares through the Depositary Receipt Mechanism Scheme, 1993, promulgated by the Government, as amended from time to time. The revised policy provides that FCCBs in principal amount greater than U.S.$20 million and up to U.S.$500 million or equivalent with a minimum average maturity of five years will not require the RBI/Government approval, provided the conditions relating to use of proceeds and the "all in cost" ceiling are adhered to. Since the present offering exceeds U.S.$500 million, the Company has obtained the approval of RBI by way of its letters dated 30 June 2006 and 21 February 2007. The Company is required to make certain post-issue filings with the RBI. However, as stated elsewhere in this Offering Memorandum, in all cases of earlier redemption or repayment, under current regulations of the RBI applicable to convertible bonds, prior approval of the RBI for such earlier redemption or repayment will be necessary. See "Risk Factors—Upon a change of control or delisting of the Shares from both the NSE and the BSE, or upon acceleration following an event of default, the Company may not be in a position to redeem or repay the Bonds".

Filing

This Offering Memorandum will be filed with the RBI, the BSE and the NSE, and the Registrar of Companies in Mumbai.

Eligibility

As required by the Ministry of Finance Notification dated 31 August 2005, the Company is eligible to raise funds from the Indian capital markets and has not been restrained from accessing the securities markets by the SEBI.

Taxation

The following is a summary of the principal Indian tax consequences for non-resident investors of the Bonds and the Shares. The summary is based on the taxation law and practice in force at the time of this Offering Memorandum and is subject to change. Further, it only addresses the tax consequences for persons who are "non-resident" as defined in the Income Tax Act, 1961 (43 of 1961) (the "Indian Income Tax Act") who acquire the Bonds or Shares pursuant to this Offering Memorandum and who hold such Bonds or Shares as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the person continues to remain a non-resident when the income by way of dividends and capital gains are earned. Each investor of the Bonds is advised to consult its tax advisers about the particular tax consequences to it of an investment in the Bonds.

The Indian Income Tax Act is the law relating to taxes on income in India. The Indian Income Tax Act provides for the taxation of persons resident in India on global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India. Sections 4, 5, 6 and 9 of the Indian Income Tax Act set forth the circumstances under which persons not resident in India are subject to income tax in India.

The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the GDSs, Bonds and Shares.

The summary is based on the special tax regime contained in laws and practices of the Indian Income Tax Act including Section 115AC and other significant applicable provisions of the Indian Income Tax Act, without reference to any double taxation avoidance agreements, and the Depositary Receipt Mechanism Scheme, as amended from time to time, promulgated by the Government (together the "Section 115AC Regime"). The offering is in accordance with the Section 115AC Regime, and non-resident investors of the Bonds as well as Shares will therefore have the benefit of tax concessions available under the Section 115AC Regime subject to the fulfilment of conditions of that section. Such tax concessions include taxation at a reduced income tax rate of 10 per cent., which is then subject to the applicable rate of surcharge on income tax (surcharge is calculated on income tax and the rate is 10 per cent. for individuals or associations of persons whose total income exceeds Rs.1,000,000 and 2.5 per cent. of income tax for a company and a firm and could vary from year to year) and further, an education cess on income tax including surcharge at the rate of 2 per cent. The premium on redemption would also be taxed at the rate of 10 per cent., plus applicable rate of surcharge on income tax and education cess at the rate of 2 per cent. on income tax including surcharge if the Bonds are held for a period exceeding 12 months and in the case of Bonds held for a period less than 12 months, would be subject to tax at the applicable rates plus applicable rate of surcharge and education cess at the rate of 2 per cent. on income tax including surcharge.

This summary is not intended to constitute a complete analysis of the tax consequences or a legal opinion under Indian law of the acquisition, ownership and sale of the Bonds or Shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the consequences of such acquisition, ownership and sale including specifically tax consequences under Indian law, the laws of the jurisdiction of their residence and any tax treaty between India and their country of residence or the country of residence of the Overseas Depositary Bank as applicable and, in particular, the application of the provisions of the Indian Income Tax Act and the Section 115AC Regime.

Currently no tax is payable by shareholders on dividends received on shares. If and when a dividend is taxable, the Depositary Receipt Scheme prescribed under Section 115AC stipulates that, during the period of fiduciary ownership of shares in the hands of the Depositary, the provisions of the Double Taxation Avoidance Agreement ("DTTA") entered into by the Government of India with the country of residence of the Depositary will be applicable in the

matter of taxation of dividends on Bonds. However there is no corresponding provision in the Indian Income Tax Act specifying the treaties to be applied.

Taxation of interest, premium and distributions and provision of tax treaties

The Section 115AC Regime provides that payment of interest, if any, on the Bonds paid to non-resident holders of the Bonds will be subject to withholding tax at the rate of 10 per cent., plus applicable rate of surcharge on the income tax, including education cess on income tax at the rate of 2 per cent. (or at any more favourable rate available under tax treaties entered into by India with the country of residence of the relevant Depositary). The Income Tax Act requires such tax to be withheld at the source. Where the tax is required to be deducted or withheld, the Company will gross up the taxable amount and will be required to account separately to the Indian tax authorities for any withholding taxes applicable on such amounts.

The premium payable by the Company on redemption of the Bonds will be taxed at the concessional rate of 10 per cent. (plus a surcharge at the applicable rate, including education cess on income tax at the rate of 2 per cent.), if the Bond is a long-term capital asset, i.e. it is held for more than 12 months, subject to any more favourable rate under the tax treaties entered into between India and the country of residence of the Bondholder. If it is held for less than 12 months, the premium will be taxed at the applicable rate (plus surcharge, including education cess on income tax at the rate of 2 per cent.). The Company will be under an obligation to deduct tax at source from the premium amount at the applicable rate.

Dividends paid on the shares to non-resident holders are not presently liable to tax. The Company is liable to pay a "dividend distribution tax" currently at the rate of 12.5 per cent. (plus a surcharge at 10 per cent. and education cess on dividend distribution tax and surcharge at the rate of 2 per cent. at applicable rates) on the total amount distributed as dividend and dividends are not taxable in India in the hands of the recipient.

Currently no tax is payable by shareholders on dividends received on shares. If and when a dividend is taxable, the Depositary Receipt Scheme prescribed under Section 115AC stipulates that, during the period of fiduciary ownership of shares in the hands of the Depositary, the provisions of DTTA entered into by the Government with the country of residence of the Depositary will be applicable in the matter of taxation of dividends on Bonds. However there is no corresponding provision in the Indian Income Tax Act specifying the treaties to be applied.

Residence for the purpose of the Indian Income Tax Act

For the purpose of the Indian Income Tax Act, an individual is said to be resident in India if, in any year ended 31 March, the individual: (i) is in India for 182 days or more, or (ii) having been in India for 365 days or more during the four years preceding that year ended 31 March, is in India for 60 days or more in that year ended 31 March. However, in the case of an Indian citizen or a person of Indian origin who is not resident in India and visits India during the fiscal year or an Indian citizen who leaves India as a member of a crew of an Indian ship or for the purpose of employment outside India during the year ended 31 March, the 60-day period in (ii) above is extended to 182 days.

A company is resident in India in any year ended 31 March if it is an Indian company or if during that year the control and management of its affairs is situated wholly in India.

An Indian company means a company incorporated and registered under the Companies Act and includes a company incorporated and registered under any law relating to companies formerly in force in India or a corporation established by or under a central, state or provincial Act of India or an institution, association or a body declared by the Central Board of Direct Taxes of India to be a company for the purpose of the Indian Income Tax Act; provided that the registered office or, as the case may be, the principal office of the company, corporation, institution, association or body is in India.

A firm or other association of persons, and every other person is regarded as resident in India except where, during the year ended 31 March the control and the management of its affairs is situated wholly outside India.

Taxation of distributions

Distribution to non-residents of additional Shares without any consideration is not liable to Indian tax at the time of issuance. Similarly a right to subscribe for additional Shares ("Rights") offered with respect to existing Shares is not subject to Indian tax at the time of subscription by the holder. However, on sale of such bonus shares, the cost of bonus shares will be nil.

Taxation on acquisition of Shares upon conversion of Bonds

The acquisition by a non-resident holder of Shares upon conversion of Bonds does not constitute a taxable event for Indian income tax purposes. Such acquisition or exchange will, however, give rise to stamp duty as described below under "—Stamp duty".

Taxation of capital gains

Under the Section 115AC Regime, a transfer of Bonds by a non-resident holder to another non-resident holder outside India is not regarded as a transfer for the purpose of capital gains tax and accordingly the gain, if any, realised on the transfer of Bonds is not subject to Indian capital gains tax and the capital losses, if any, arising from such transfer will not be available for set off or carry forward against other capital gains or any other income. The Section 115AC Regime does not specify whether capital gains derived from the sale of Rights to subscribe by a non-resident holder to another non-resident holder outside India will be subject to Indian capital gains tax.

With effect from October 1, 2004 any gain realised on the sale of the Shares held for more than 12 months to an Indian resident, or to a non-resident investor in India, will not be subject to Indian capital gains tax if the Securities Transaction Tax ("STT") has been paid on the transaction. The STT is levied on and collected by a domestic stock exchange on which equity shares are sold, in the case of a contract for delivery or transfer of the shares, at the rate of 0.125 per cent. from the seller and at the rate of 0.125 per cent. from the purchaser on the total price at which the equity shares are sold.

Any gain realised on the sale of Shares to an Indian resident whether in India or outside India or to a non-resident in India on which no STT has been paid, will be subject to Indian capital gains tax at the rate of 10 per cent. plus applicable surcharge on income tax and education cess at the rate of 2 per cent. of sale of Shares on which no STT is paid.

Under the existing provisions of the Indian Income Tax Act, capital gains realised in respect of Shares held for more than 12 months sold on a recognised stock exchange and securities transaction tax on sale of such transaction that has been paid is not subject to any tax. Capital gain realised in respect of Shares held (calculated in the manner set forth in the previous paragraph) for 12 months or less (short-term gain) is subject to tax at normal rates of income tax applicable to non-residents under the provisions of the Indian Income Tax Act rate of 10 per cent. plus the 10 per cent. rate of surcharge on income tax and an education cess at the rate of 2 per cent. on the income tax and surcharge (in the case of resident individuals with taxable income rate not exceeding Rs.1 million, the surcharge will not be applicable). In the event that no STT is paid, short-term gain is subject to tax at variable rates with the maximum rate of 40 per cent., plus applicable rate of surcharge on income tax and education cess at the rate of 2 per cent. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

There is uncertainty under Indian law about the tax regime applicable to FIIs that hold Shares. FIIs are urged to consult with their Indian legal and tax advisers. Registered FIIs are generally

subject to tax under Section 115AD of the Income Tax Act. In the case of joint holders of Bonds, the stated benefit is available only to the first named holder.

Tax treaties

The provisions of the Agreement for Avoidance of Double Taxation entered into by the Government with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. This will be applicable to all the existing provisions of the Indian Income Tax Act set out in this Section. During the period of fiduciary ownership of Shares in the hands of the Overseas Depositary Bank, the provisions of the Double Taxation Avoidance Agreement entered into by the Government with the country of residence of the Overseas Depositary Bank will be applicable in the matter of taxation of capital gains on Shares.

Currently, dividend income is not subject to tax in India in the hands of the holder of the shares. If any equity Shares are held by a non-resident investor following withdrawal thereof from the depositary facility under the Deposit Agreement, the provisions of any double taxation treaty entered into by India with the country of residence of such non-resident investor will be applicable to taxation of any capital gain.

Dividend

Dividend income is not subject to tax in India in the hands of the holder of the equity shares. However, under the existing provisions of the Indian Income Tax Act, in addition to the income tax chargeable in respect of a domestic company for any assessment year, any amount declared, distributed or paid by such company by way of dividends (whether interim or otherwise), whether out of current or accumulated profits, shall be charged to additional income tax referred to as tax on distributed profits at the rate of 12.5 per cent. plus applicable surcharge at the rate of 10 per cent. of the dividend distribution tax and education cess at the rate of 2 per cent. on aggregate of dividend distribution tax and surcharge.

Taxation on buy-back of equity shares

If the Shares held by the investor are purchased by the Company from the investor, the investor will be liable to income tax in respect of the capital gains arising on such buy-back as per the provisions of the Indian Income Tax Act. Capital gains tax arising therefrom will be withheld at the source before repatriation of sale proceeds from India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor.

Taxation on payment on liquidation or reduction of capital

If any distribution is made by the Company to the shareholders on its liquidation or on the reduction of the capital, to the extent to which the distribution is attributable to the accumulated profits, the same will be treated as deemed dividend income in the hands of the shareholders and will be subject to tax under the Indian Income Tax Act. However, under the existing provisions of the Indian Income Tax Act, in addition to the income tax chargeable in respect of a domestic company for any assessment year, any amount declared, distributed or paid by such company by way of dividends (whether interim or otherwise), whether out of current or accumulated profits, shall be charged to additional income tax referred to as tax on distributed profits at the rate of 12.5 per cent. plus surcharge at the rate of 10 per cent. of the dividend distribution tax and education cess at the rate of 2 per cent. on aggregate of dividend distribution tax and surcharge. Any gains accruing to the shareholders on liquidation or reduction of capital, in excess of such accumulated profits, will be liable to income tax as capital gains in the hands of the shareholders as per the provisions of the Indian Income Tax Act.

The provisions of the Agreement for Avoidance of Double Taxation entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor.

Taxation of rights shares and bonus shares

The issue of rights shares or bonus shares to the shareholders will not give rise to a taxable event for Indian income tax purposes. The shareholders will be subject to capital gains tax liability as per the provisions of the Indian Income Tax Act on the transfer of right shares or bonus shares. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. In the case of bonus shares, the cost will be deemed to be nil and in the case of right shares, the cost will be the amount paid by the shareholder to acquire such rights.

Stamp duty

Under Indian law, the issue and transfer of Shares upon conversion of the Bonds will be not be liable to Indian stamp duty, as they are issued outside India. Purchasers of Shares who seek to register such Shares on the share register of the Company are required to pay Indian stamp duty at the rate of Rs.0.25 for every Rs.100 or part thereof of the market value of such Shares on the trade date, and such stamp duty is customarily borne by the transferee, that is, the purchaser. In order to register a transfer of Shares in physical form with the Company, it is necessary to present a stamped deed of transfer. An acquisition of Shares in physical form from the Depositary in exchange for such Shares will not render an investor liable to Indian stamp duty but the Company will be required to pay stamp duty at the applicable rate on the Share Certificate. However, since the Shares are compulsorily deliverable in dematerialised form (except for trades of up to 500 Shares which may be delivered in physical form), no stamp duty is payable on the acquisition or transfer of Shares in dematerialised form.

Wealth tax/gift tax/estate duty

At present there are no taxes on wealth, gifts and inheritances, which apply to the Bonds and the Shares issuable upon conversion of the Bonds.

Service tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of Shares are now subject to an Indian service tax of 12 per cent. *ad valorem*. Further, an education cess of 2 per cent. is to be levied on service tax. The stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority.

Subscription and sale

The Company has entered into a subscription agreement with the Joint Lead Managers, dated 5 February 2007 (the "Subscription Agreement"), pursuant to which, and subject to certain conditions contained in the Subscription Agreement, the Company agreed to sell to the Joint Lead Managers and the Joint Lead Managers severally agreed to subscribe for, the aggregate principal amount of the Bonds as set out in the Subscription Agreement.

The Company has agreed in the Subscription Agreement with the Joint Lead Managers that neither the Promoters nor any person acting on their behalf nor any related person will, or will announce an intention to, at any time during the period commencing on the date hereof and ending 90 days after the Closing Date, without the prior written consent of the Joint Lead Managers (A) issue, offer, sell, contract to issue, offer or sell, or otherwise dispose of (or publicly announce any such issuance offer, sale or disposal) (a "Transfer") (i) any Shares or any securities convertible or exchangeable into or exercisable for Shares or any warrants or other rights to purchase or subscribe or otherwise acquire Shares or (ii) any security or financial product whose value is determined directly or indirectly by reference to the price of the Shares, including equity swaps, forward sales and options representing the right to receive any Shares or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in (A) or (B) above is to be settled by delivery of Shares or any other securities, in cash or otherwise. This restriction shall not apply to (a) any pledge over any Shares given to secure any loan made to the holder of such Shares or to the Company or (b) the issue of the Bonds or the issue of Shares or GDSs pursuant to the conversion of any Bonds or (c) a sale by the Promoters of up to 5 per cent. of the issued share capital of the Company in a sponsored depositary receipt offering by the Company in the international markets, where the Company does not transfer any Shares itself by the Company may facilitate such sponsored sale of Shares including without limitation by way of public announcements and regulatory filings.

The Company is not subject to any lock-up and is therefore free to issue Shares or any securities convertible or exchangeable into or exercisable for Shares or any warrants or other rights to purchase or subscribe or otherwise acquire Shares or other similar instruments.

The Subscription Agreement provides that the Company will indemnify the Joint Lead Managers against certain liabilities in connection with the offer and sale of the Bonds. The Subscription Agreement provides that the several obligations of the Joint Lead Managers are subject to certain conditions precedent, and entitles the Joint Lead Managers to terminate it in certain circumstances prior to payment being made to the Company.

The distribution of this Offering Memorandum or any offering material and the offering, sale or delivery of the Bonds is restricted by law in certain jurisdictions. Therefore, persons who may come into possession of this Offering Memorandum or any offering material are advised to consult with their own legal advisers as to what restrictions may be applicable to them and to observe such restrictions. This Offering Memorandum may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorised.

The Joint Lead Managers and certain of their respective subsidiaries or affiliates have performed certain investment banking and advisory services for the Company and/or its affiliates from time to time for which they have received customary fees and expenses. The Joint Lead Managers may, from time to time, engage in transactions with and perform services for the Company and/or its affiliates in the ordinary course of their business.

In connection with this offering, each of the Joint Lead Managers (or their respective affiliates) may, for its own account, enter into asset swaps, credit derivatives or other derivative transactions relating to the Bonds and the Shares or GDSs at the same time as the offer and sale of the Bonds or in secondary market transactions. As a result of such transactions, each of the Joint Lead Managers may hold long or short positions in such Bonds or derivatives or in the Shares or GDSs. These transactions may comprise a substantial portion of the offering and no disclosure will be made of such positions. Each of the Joint Lead Managers (or their respective affiliates) may have purchased Bonds and been allocated Bonds for asset management and/or proprietary purposes and not with a view to distribution.

No action has been taken or will be taken in any jurisdiction by the Joint Lead Managers or the Company that would, or is intended to, permit a public offering of the Bonds, or possession or distribution of this Offering Memorandum or any amendment or supplement hereto or any other offering or publicity material relating to the Bonds, in any country or jurisdiction where action for that purpose is required. Each of the Joint Lead Managers will comply with all applicable laws and regulations in each jurisdiction in which it acquires, purchases, offers or sells Bonds or has in its possession or distributes this Offering Memorandum or any amendment or supplement hereto or any other offering material, in all cases at its own expense. The Joint Lead Managers have not been authorised to, and will not, make any representation or use any information in connection with the issue, subscription and sale of the Bonds other than as contained in this Offering Memorandum or any amendment or supplement hereto.

United States

The Bonds and the Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Each of the Joint Lead Managers has represented that it has not offered or sold, and agreed that it will not offer or sell, any Bonds constituting part of its allotment within the United States except in accordance with Rule 903 of Regulation S. Accordingly, neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Bonds or the New Shares. Terms used in this paragraph have the meaning given to them by Regulation S.

Each of the Joint Lead Managers has represented that it has not entered, and agreed that it will not enter into any contractual arrangement with any distributor (as that term is defined in Regulation S) with respect to the distribution or delivery of the Bonds, except with its affiliates or with the prior written consent of the Company.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each of the Joint Lead Managers has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Bonds to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Bonds to the public in that Relevant Member State at any time:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iii) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Bonds to the public" in relation to any Bonds in any Relevant Member State means the communication in any form and by any

means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the Joint Lead Managers has represented, warranted and agreed that:

(i) It has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Hong Kong

Each of the Joint Lead Managers has represented and agreed that

(i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and

(ii) it has not issued and will not issue any advertisement, invitation or document relating to the Bonds, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

Each of the Joint Lead Managers acknowledges that this Offering Memorandum will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each of the Joint Lead Managers has represented, warranted and agreed that it has not offered or sold any Bonds or caused the Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell any Bonds or cause the Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Offering Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (2) to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275, of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b) where no consideration is or will be given for the transfer; or

(c) where the transfer is by operation of law.

India

Each of the Joint Lead Managers understands that this Offering Memorandum has not been and will not be registered as a prospectus with the Registrar of Companies in India and each of the Joint Lead Managers has represented and agreed that it has not offered or sold and that it will not offer or sell, any Bonds, nor has it circulated or distributed nor will it circulate or distribute this Offering Memorandum or any other offering document or material relating to the Bonds, directly or indirectly, to the public or any members of the public in India. In addition, each of the Joint Lead Managers has represented and agreed that it has not offered or sold and will not offer or sell any Bonds to entities it reasonably believes are Overseas Corporate Bodes (OCBs) who are not eligible to invest in India through the portfolio route or entities prohibited to buy, sell or deal in securities by the Securities and Exchange Board of India.

Accountants

The unaudited *financial statements* as of and for the nine-month period ended 31 December 2006 have been reviewed by M/s. Chaturvedi & Shah and M/s. BSR & Co., the Company's *joint* statutory auditors.

The pro forma financial statements as of and for the year ended 31 March 2006 included in this Offering Memorandum have been reviewed by RSM & Co., who have agreed to the inclusion of their limited review report in this Offering Memorandum.

The audited financial statements of each of Reliance Communications Infrastructure Limited, Reliance Telecom Limited and Reliance Infocomm Limited as of and for the three years ended 31 March 2004, 2005 and 2006 included in this Offering Memorandum have been audited by M/s. Chaturvedi & Shah, who have agreed to the inclusion of their audit reports in this Offering Memorandum.

General information

1. The Company was incorporated on 15 July 2004 as a private limited company. Subsequently, the Company changed its status to a public limited company.
2. The Company's registered office is located at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
3. This offering and the issue of the Bonds and Shares or GDSs was authorised and approved by the Board of Directors of the Company on 10 January 2007 and by the shareholders on 31 March 2006.
4. The Company has undertaken to have the Shares issuable upon conversion of the Bonds approved for listing on the BSE and the NSE.
5. For so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require, the Company will appoint and maintain a paying agent in Singapore, where the Bonds may be presented or surrendered for payment or redemption, in the event that the Global Certificate is exchanged for definitive Certificates. In addition, in the event that the Global Certificate is exchanged for definitive Certificates, an announcement of such exchange shall be made by or on behalf of the Company through the SGX-ST and such announcement will include all material information with respect to the delivery of the definitive Certificates, including details of the paying agent in Singapore.
6. Except as described in this Offering Memorandum, neither the Company nor any of its associated companies, including RCIL, RTL and FLAG Telecom, are involved in any litigation or arbitration proceedings that may have, or have had during the 12 months preceding the date of this Offering Memorandum, a significant adverse effect on the Company's financial position, nor is it or any of its associated companies, including RCIL, RTL and FLAG Telecom, aware that any such proceedings are pending or threatened.
7. Copies of the Memorandum and Articles of Association of the Company and copies of the Trust Deed and the Agency Agreement will be available for inspection, and the published financial statements of the Company will be available for collection, at the specified office of the Paying Agent during normal business hours, so long as any of the Bonds is outstanding.
8. Copies in English of the Company's latest annual audited consolidated accounts, its quarterly unaudited consolidated accounts and its semi-annual unaudited consolidated accounts may be obtained at the office of the Principal Agent.
9. Except as disclosed in this Offering Memorandum, there has been no material adverse change in the Company's financial position since 31 December 2006, the date of the latest reviewed financial statements.
10. The Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN for the Bonds is XS0286677447 and the Common Code number for the Bonds is 028667744.
11. Except as otherwise stated in this Offering Memorandum, the Company has obtained all consents, approvals and authorisations in India required in connection with the issue and performance of the Bonds and Shares.
12. The Trustee is entitled under the Trust Deed to rely without liability to the Bondholders on certificates prepared by the Directors of the Company and accompanied by a certificate or report prepared by an internationally recognised firm of accountants to the Company whether or not addressed to the Trustee, and whether or not the same are subject to any limitation on the liability of the internationally recognised firm of accountants to the Company and whether by reference to a monetary cap or otherwise limited or excluded.
13. Subject to the relevant provisions of the Civil Code, (i) submission by the Company to the jurisdiction of the English courts, and the appointment of an agent for service of process, are valid and binding under Indian law and (ii) the choice of English law as the governing law of the Bonds, under the laws of India, is a valid choice of law and should be honoured by the courts of India, subject to proof thereof and considerations of public policy.

Summary of Significant Differences between Indian GAAP and US GAAP

The summarised financial information and financial statements included in this Offering Memorandum have been prepared in accordance with the Indian GAAP, which differ in certain respects from the accounting principles generally accepted in the United States ("US GAAP").

The following table summarises significant measurement differences between US GAAP and generally accepted accounting principles in India and the requirements of the Companies Act, 1956 (collectively referred to as "Indian GAAP") insofar as they affect financial information reported in this Offering Memorandum. This statement does not include differences that deal with disclosure requirements.

The summary table should not be considered to be exhaustive as no attempt has been made to quantify the effects of those differences, nor has a complete reconciliation of Indian GAAP to US GAAP been undertaken. Had any such quantification or reconciliation been undertaken, other potentially significant accounting may have been identified, which is not identified in the attached statement. Further, reference may be necessary to the complete text of Indian GAAP and/or US GAAP for proper understanding, which may not be entirely comprehendible from the attached summary statement.

Further, no attempt has been made to identify future differences between Indian GAAP and US GAAP. Regulatory bodies that promulgate Indian GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. No attempt has been made to identify future differences between Indian GAAP and US GAAP that may affect the financial information as a result of transactions or events that may occur in future.

Various US GAAP and Indian GAAP pronouncements have been issued for which the mandatory application date is later than the reporting dates in this Offering Memorandum. These, together with standards that are in the process of being developed in both jurisdictions, could have a significant impact on future comparisons between US GAAP and Indian GAAP.

Potential investors should consult their own professional advisors for an understanding of the principal differences between Indian GAAP and US GAAP and how these differences might affect the financial statements of the Company.

Particulars	**Indian GAAP**	**US GAAP**
Investments in securities	Investments are classified as long-term or current. Long-term investments are carried at cost less provision for diminution in value, which is other than temporary.	Investments in marketable equity and all debt securities are classified according to management's holding intent, into one of the following categories: trading, available for sale, or held to maturity.
	Current investments are carried at lower of cost or fair value determined on an individual basis or by category of investment but not on overall (global) basis.	Trading securities are marked to fair value, with the resulting unrealised gain or loss recognised in the income statement.

Particulars	Indian GAAP	US GAAP
		Available-for-sale ("AFS") securities are marked to fair value, with the resulting unrealised gain or loss recorded directly in a separate component of equity called "Other Comprehensive Income" until realised, at which time the gain or loss is reported in income. Held-to-maturity ("HTM") debt securities are carried at amortised cost. Temporary impairments in the value of HTM and AFS investments are recorded in Other Comprehensive Income. Impairment in value of these investments, other than temporary, are reflected in earnings.
	Provision for diminution in 'other than temporary' investments can be reversed	Impairment loss in AFS and HTM investment cannot be reversed
Consolidation and investments in subsidiaries	In India, the reporting entity generally follows legal form, and under the Companies Act it is considered to be the legal entity rather than a group. Accordingly, there is no legal requirement to prepare consolidated financial statements. In stand-alone financial statements, investments in subsidiaries, if classified as long term investments, are accounted at cost less an allowance for permanent diminution, if any. If disclosed as current investments, they are valued at lower of cost and fair value.	Under US GAAP, there is a presumption that consolidated financial statements present more meaningful financial information for a parent and subsidiaries than separate financial statements of the parent. Accordingly, consolidation is required for entities where the parent has majority financial control, generally when it controls more than 50 per cent of the outstanding voting stock, except when control is likely to be temporary or is impaired. Separate financial statements of the parent only are not presented.

Particulars	Indian GAAP	US GAAP
	Accounting Standard (AS21) on "Consolidated Financial Statements" does not require consolidation, but sets out the standards to be followed in the event that consolidated financial statements are presented or required by law or regulation. The Securities and Exchange Board of India requires listed companies and those seeking a listing to publish consolidated financial statements in accordance with AS21 in addition to the separate financial statements of the parent. For the purposes of identifying the voting interests held in an investee, direct interests and those indirect interests held through a subsidiary are considered. Control is also an important criteria for identifying the entities as subsidiaries. Entities in which composition of the board of directors is controlled so as to obtain economic benefits from the enterprise's activities are considered as subsidiary even if no equity interest is held. Unlisted entities with subsidiaries will continue to have the option of not presenting consolidated financial statements.	Entities where the minority shareholder has substantive participating rights overcome the presumption that the majority shareholder controls the entity thus precluding consolidation of the results of that entity. In such cases, the equity method of accounting applies. Entities where the minority shareholder has protective rights only are consolidated. For the purposes of identifying the voting interests held in an investee, all direct and indirect interests are considered. Accordingly, certain investees may be considered as subsidiaries to be consolidated under US GAAP which may be treated as equity affiliates under Indian GAAP. In December 2003, the FASB issued Interpretation No. 46 (R), "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin ("ARB") 51 that applies to variable interest entities created after 31 December 2003, and to variable interest entities in which an enterprise obtains an interest after that date. A variable interest entity to be consolidated is one in which a party could face risk of loss without having an equity interest, and includes many entities that would previously have remained off-balance sheet.

Particulars	Indian GAAP	US GAAP
Investments in associates or affiliates	The equity method of accounting for investments in associates is required in consolidated financial statements of listed companies. The definition of associates and equity accounting are essentially similar to US GAAP. There is no requirement to apply the equity method of accounting in the stand-alone financial statements of the parent and the same are accounted for in the same manner as other long term investments in the standalone financial statements of a parent. Unlisted companies that do not prepare consolidated financial statements could continue to account investments as before.	Investments over which the investor can exert significant influence, generally presumed when the investor owns between 20 per cent. and 50 per cent. of the voting stock, are required to be accounted for using the equity method. The equity method requires investors to record their investment in the associate as a one-line asset and reflect their share of the investee's net income/loss in their earnings. Dividends received reduce the investment account.
Interests in joint ventures	Investments in jointly controlled entities if classified as long term investments are accounted in stand-alone financial statements of the parent at cost less an allowance for permanent diminution, if any. If disclosed as current investments, they are valued at lower of cost and fair value. Interests in jointly-controlled assets and jointly-controlled operations of a venture are required to be recognised in the separate financial statements and consequently in its consolidated financial statements. Unlisted companies that do not prepare consolidated financial statements could continue to report joint venture investments as before.	An incorporated joint venture is treated as a subsidiary of an affiliate, depending on the level of control of the joint venturer, and either consolidated or accounted for using the equity method. or less commonly by proportional consolidation method, respectively.

Particulars	Indian GAAP	US GAAP
Business combination	Transfer of assets and liabilities of an entity as a consequence of an amalgamation pursuant to the provisions of Companies Act, 1956 is accounted for in terms of the Scheme approved by the High Courts. Accounting treatment is prescribed under Indian GAAP only for amalgamations and the treatment of any resultant goodwill or reserves. Acquisitions through purchase of shares or assets or demerger are not covered.	The "purchase method" of accounting is required for all business combinations. Under purchase accounting, the consideration is measured at fair value, the purchase price allocated to the fair values of the net assets acquired including intangibles, and goodwill recognised for the difference between the consideration paid and the fair value of the net assets acquired. Any excess over the purchase price after reassessment is used to reduce proportionately the fair values assigned and allocated on a pro-rata basis to all assets other than current assets, financial assets (other than equity method investments), assets to be sold, prepaid pension assets and deferred taxes. Any negative goodwill remaining is recognised as an extraordinary gain.
	Business combinations are accounted for either as pooling of interests or as acquisitions. Accounting for business combinations as pooling of interests is permitted only on fulfilment of certain conditions. Non-fulfilment of one or more conditions results in the combination being accounted for as an acquisition using the "purchase method" of accounting. Under the pooling of interest method, the assets, liabilities and reserves of the transferor company are recorded by the transferee company at their existing carrying amounts after making changes for uniformity of accounting	

Particulars	Indian GAAP	US GAAP
	policies. The difference between the consideration paid and the amount of share capital of the transferor company is adjusted in reserves. Under the purchase method, assets and liabilities are recorded either at their existing carrying amounts or by allocating the consideration to individual identifiable assets and liabilities on the basis of their fair values at the date of acquisition. The excess of the consideration paid and the value of the net assets acquired is treated as goodwill otherwise as capital reserve.	
Goodwill	Goodwill arising on amalgamation is amortised to income on a systematic basis over its useful life, not exceeding five years unless a longer period can be justified. (AS14) Goodwill arising on the acquisition of shares of a company is generally not separately recognised, but is included in the cost of the investment. For companies that prepare consolidated financial statements, goodwill arising on consolidation is recognised upon consolidation. Such goodwill is not amortised. Additionally, goodwill needs to be tested for impairment on an annual basis, as required by AS28 "Impairment of Assets".	Under SFAS No. 142, effective for fiscal years beginning after 15 December 2001, goodwill arising on new acquisitions and any unamortised balance for prior acquisitions will no longer be subject to amortisation. Instead, such goodwill will be tested for impairment on an annual basis or whenever triggers indicating impairment arise. The impairment test is based on estimates of fair value at a reporting unit level.

Particulars	Indian GAAP	US GAAP
Impairment of assets	The standard requires enterprises to assess whether there is any indication that an asset is impaired at each balance sheet date. If such an indication exists, the enterprise is required to estimate the recoverable amount of the asset. The recoverable amount is higher of an asset net selling price and value in use. Value in use is determined by discounting the estimated future cash flows from smallest identifiable group of assets that are largely independent of the cash flows from other assets or group of assets. If the recoverable amount of an asset is less than its carrying amount, that carrying amount of the asset should be reduced to its recoverable amount. That reduction is reported as an impairment loss. Impairment loss can be reversed.	SFAS No. 144 develops one accounting model for long-lived assets other than goodwill that are to be disposed of by sale, as well as addresses the principal implementation issues. The impairment review is based on undiscounted cash flows at the lowest level of independent cash flows. If the undiscounted cash flows are less than the carrying amount, the impairment loss must be measured using discounted cash flows. Impairment loss cannot be reversed.
Property, plant and equipment	Fixed assets are recorded at historical costs or revalued amounts. On revaluation, an entire class of assets is revalued, or a selection of assets for revaluation is made on a systematic basis. There is no restriction on the frequency of revaluation. However, revaluation should not exceed the recoverable amount of assets. The revalued amount is classified as revaluation reserve in balance sheet, which is not free for distribution.	Revaluations are not permitted.

Particulars	Indian GAAP	US GAAP
Intangible assets	Capitalise intangible assets if specific criteria are met and amortise over useful life, generally not exceeding 10 years both for finite and infinite useful lives. The recoverable amount of an intangible asset that is not available for use or is being amortised over a period exceeding 10 years should be reviewed at least at each financial year-end even if there is no indication that the asset is impaired. Amortisation should be based on the consumption pattern of the asset or on a straight line basis if a pattern is not determinable.	Intangible assets allowed to be capitalised if it meets specified recognition criteria and amortised over useful life in case of finite useful life with required impairment review. In case of infinite useful lives the intangible asset should not be amortised but tested for impairment. Furthermore, amortisation of the asset commences when evidence suggests that its useful economic life is no longer deemed infinite. Periodic review of useful life and amortisation method required.
Issuance and redemption costs for debts	Debt issuance costs may be charged as an expense or charged to the Securities Premium Account in certain circumstances. Redemption premiums payable on the redemption of debt may be accrued over the life of the debt as an expense or charged to the Securities Premium Account. Convertible preference shares are treated as shareholders' funds.	Debt issuance costs are treated as a deferred charge and amortised using the effective interest rate method over the life of the debt. Redemption premiums are accrued as a yield adjustment over the life of the debt. Convertible preference share are treated as debt and corresponding dividend are be treated as an expense in the income statement.
Foreign exchange	AS11 "The Effects of Changes in Foreign Exchange Rates" deals with accounting for foreign exchange transactions. Transactions in foreign currency are recorded in the reporting currency, by applying exchange rates prevailing on the date of the transaction. Monetary items are restated at year-end exchange rates. Exchange differences arising on transactions and translation of monetary items are recognised as income or	Under US GAAP gains or losses arising from foreign transactions are included in determining net income. Foreign exchange gains or losses are not included in fixed assets. For the purposes of consolidating a foreign subsidiary, its financial statements are translated into the parent's reporting currency. Assets and liabilities are translated using the balance sheet rate of

Particulars	Indian GAAP	US GAAP
	expense in the year in which they arise, except in respect of liabilities for purchase of fixed assets, where such exchange difference is adjusted in the carrying cost of the fixed assets. With the revision of this standard, with effect from accounting periods commencing on or after 1 April 2004, translation differences arising on a monetary item that, in substance, forms part of an enterprise's net investment in a non-integral foreign operation should be accumulated in a foreign currency translation reserve in the enterprise's financial statements until the disposal of the net investment, at which time they should be recognised as income or as expenses. Guidance relating to translation of foreign operations integral to the reporting enterprise requires foreign exchange gains or losses to be recognised in the income statement.	exchange. Amounts in the income statements are translated using the weighted average rate for the period. Translation differences that arise are reported in a separate component of shareholders' equity.
Deferred taxation	Deferred taxes are required to be provided for the tax effect of timing differences between taxable income and accounting income using substantively enacted tax rates. Where an enterprise has unabsorbed depreciation or carry forward of losses under tax laws, deferred tax assets should be recognised only to the extent that there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realised.	Deferred tax liabilities and assets are recorded for the tax effect of temporary differences between the tax and book bases of assets and liabilities and operating loss carry-forwards, at currently enacted tax rates expected to be in force when the temporary differences reverse. Changes in tax rates are reported in the income statement in the period of enactment. Tax credits are considered as part of temporary differences and deferred tax asset can be recognised as the same.

Particulars	Indian GAAP	US GAAP
	Except in the situations stated in the above paragraph, deferred tax assets should be recognised and carried forward only to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.	A valuation allowance is made against deferred taxes if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realised.
	Tax credits are not treated as timing difference and no deferred tax asset is allowed to be created as the same. However, such tax credits can be considered as an asset if certain conditions are satisfied.	
	Deferred taxes are aggregated from standalone financial statements of all consolidating entities and no adjustment is made on consolidation.	Adjustment is required for unrealised profit eliminated on intercompany transactions and also for deferred tax impact on undistributed earnings of subsidiaries
	No adjustment is required for unrealised profit eliminated on intercompany transactions. Also no adjustment is required in case of deferred tax impact on undistributed earnings of subsidiaries	
	Differences which reverse, in the holiday period are to be calculated on a FIFO basis	US GAAP prescribes the following method for computing deferred taxes w.r.t fixed assets in case of tax holiday benefit: • Compare year end book and tax WDV and determine DTL/ DTA (block wise approach) • Compare book and tax WDV at the expiry of holiday and determine DTL/ DTA • If at year end DTL and at expiry of holiday period DTA and vice-versa, no accrual

Particulars	Indian GAAP	US GAAP
		• If at the year end ,DTA and at expiry of holiday period DTA, establish asset at lower • If at the year end DTL and at expiry of the holiday period, DTL, recognize liability at lower
Proposed dividend	Proposed dividends are recognised in the financial statements in the period to which they relate, even if they are subject to shareholders' approval.	Dividends are recorded in the year of declaration.
Vacation accrual	Vacation accrual, or leave encashment, is viewed as a retirement entitlement and is generally reported at the actuarially determined present value of future benefits. Leave that will be utilised in future need not be provided for.	Vacation earned but not taken is reported as a liability based on the number of days' entitlement, priced at the balance sheet salary rate or actuarial valuation. Company is required to provide for leave that will be encashed and also provide for leave which will be utilised.
Retirement benefits	The liability for defined benefit retirement plans is reported at an actuarial valuation. Several alternative methodologies are considered acceptable for the purposes of the valuation, and the actuary has considerable latitude in selecting assumptions to be used. Expenditure incurred on voluntary retirement scheme may be deferred. All prior service cost/ actuarial gains and losses are charged off immediately The accounting standard on employee benefits effective 7 December 2006, is substantially revised which *inter alia* requires liability for defined benefit retirement plans to be reported at the present value of the defined	The liability for defined benefit retirement plans is reported at the present value of future benefits using the projected unit credit method. Expenditure incurred on voluntary retirement scheme should be expensed in the period incurred. Prior service cost/ actuarial gains and losses can be deferred using the corridor approach

Particulars	Indian GAAP	US GAAP
	benefit obligation and the current service cost using the projected unit credit method.	
Depreciation	Depreciation is generally charged at rates prescribed by the Companies Act. These rates are the minimum rates, and companies are required to charge depreciation at higher rates, in order to write off the cost of assets over their useful lives, if shorter.	Depreciation is provided in a systematic and rational manner over the estimated useful economic life of the assets.
	Individual assets costing less than Rs 5,000 to be depreciated fully in the year of purchase.	There is no requirement to depreciate assets costing less than Rs 5,000 fully in the year of purchase.
Derivative financial instruments and hedging	The Guidance Note on Accounting for Equity Index and Equity Stock Futures and Options is the pronouncement which address the accounting for derivatives relating to equity index and equity stock futures and options. Accounting Standard 11 deals with accounting of forward foreign exchange contracts.	All derivatives are required to be recognised as assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is gain and losses) depends on the intended use of the derivative and the resulting designation. Derivatives based on the intended use are broadly classified into three classes viz. fair value hedge, cash flow hedge and foreign currency hedge.
	Premium or discount on forward exchange contracts, other than those to hedge foreign currency risks of future transactions in respect of which firm commitments are made or which are highly probable forecast transactions, is amortised and recognised in the profit and loss account over the period of such contracts, except in respect of contracts relating to liabilities for purchase of fixed assets where the amortisation is adjusted to carrying value of fixed assets.	Gains and losses on fair value hedges, for both the hedging instrument and the item being hedged, are recognised in the income statement. Gain and losses on effective portion of cash flow hedges are initially reported as a component of other comprehensive income and subsequently reclassified in earnings when the forecasted transaction affects earnings. In case of hedging the foreign currency exposure of a net

Particulars	Indian GAAP	US GAAP
	Any profit or loss arising on cancellation or renewal of forward contract is recognised as income or expense in the profit and loss account except in respect of contracts relating to liabilities for purchase of fixed assets where the profit/loss is adjusted to carrying value of fixed assets. Exchange differences on forward contract, other than those to hedge foreign currency risks of future transactions in respect of which firm commitments are made or which are highly probable forecast transactions, entered into for hedging purposes should be recognised to the profit and loss account except in respect of contracts relating to liabilities for purchase of fixed assets where the exchange difference is adjusted to carrying value of fixed assets.	investment in a foreign operation, the same accounting treatment is giver as in the case of cash flow hedge. The gains or losses on the ineffective portion of any hedge are written off as income or expense. Derivatives that are not designated as a hedging instrument, the gains or losses are recognised in earnings in the period of change.
	The premium or discount on forward exchange contract intended for trading or speculation purposes is ignored and at each balance sheet date the value of the contract is marked to its current market value and the gain or loss on the contract is recognised. Embedded derivatives are not required to be separated and measured from a host contract	Embedded derivatives are required to be separated from the host contract and these are measured at its fair value at each balance sheet date.

Particulars	Indian GAAP	US GAAP
Discounting	Discounting of assets/ liabilities is not permitted and provisions are carried at their full values.	Only long term receivables/ payables are to be discounted (deposits/ loans and advances etc are to be excluded) The amount of provision is the present value of the expenditure expected to be required to settle the obligation. The discount rate is the credit adjusted risk-free rate that adjusts a risk-free rate of interest for the credit standing of the entity.
Changes in accounting policies	Include retrospective effect in the income statement of the period in which the change is made except as specified in certain standards where the change resulting from adoption of the standard has to be adjusted against opening retained earnings.	The prior period accounts (comparatives) need to be adjusted for changes in the accounting policies and these are to be termed as 'Adjusted financial statements')
Correction of fundamental errors	Include effect in the current year income statement with appropriate disclosure.	The prior period accounts (comparitives) need to be restated for correction of fundamental errors and these are to be termed as 'Restated financial statements')
Share issue expenses	Share issue expenses may be charged as an expense or charged to the Securities Premium Account.	Issue costs of equity securities are dealt with as a reduction of equity.
Leases	A lease is a finance lease if substantially all risks and rewards of ownership are transferred. Substance rather than form is important.	Similar to Indian GAAP but more extensive form-driven requirements.
Revenue recognition	Revenue is recognised when the specified requirements as to performance are satisfied and it is not unreasonable to expect ultimate collection.	The guidance under US GAAP is extensive. US GAAP focuses more on revenues being recognised and earned. Revenue is generally realised and earned when all the following criteria are met: There is a persuasive evidence that an arrangement exists; Delivery has occurred or services have been rendered;

Particulars	Indian GAAP	US GAAP
		The seller's price to the buyer is fixed or determinable; and Collectibility is reasonably assured.
Asset retirement obligation	No specific guidance on the capitalisation of dismantling and site restoration costs	The fair value of a liability for an asset retirement obligation is recognised in the period incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the assets' carrying amount.
Inventory valuation	Inventories are carried at the lower of cost or net realisable value.	Inventories are carried at the lower of historical cost (using an acceptable flow-of-cost assumption) or market. "Market" is defined as the current replacement cost by *either purchase or* production, except that market may not exceed the net realizable value (NRV) ceiling (estimated selling price minus costs of completion and disposal) or be lower than the net realizable value floor (net realizable value ceiling reduced by a normal profit margin).

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Index to Financial Statements

Review report to

The Board of Directors of
Reliance Communications Limited

1 We have reviewed the accompanying interim consolidated balance sheet of Reliance Communications Limited (parent company) and its subsidiaries (collectively "the Group") as at 31 December 2006 and the related interim consolidated profit and loss and interim consolidated cash flow statement (together "interim consolidated financial statements") for the nine months ended on that date. These interim consolidated financial statements are the responsibility of the Company's management.

2 We conducted our review in accordance with the Auditing and Assurance Standard ("AAS") 33, Engagements to Review Financial Statements issued by Institute of Chartered Accountants of India ("ICAI"). This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the interim consolidated financial statements are free of material misstatement. A review of interim consolidated financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3 BSR & Co have relied on the financial statements of Reliance Communications Infrastructure Limited and Reliance Telecom Limited, both wholly owned subsidiaries of the Company, for the nine months ended 31 December 2006, whose financial statements reflect the Group's share of total assets of Rs 55,563 millions as at 31 December 2006 and the Group's share of total revenues of Rs 11,885 millions and net cash inflows of Rs 2,610 millions for Reliance Telecom Limited for the nine months ended on that date, which have been reviewed and reported by the joint auditors, Chaturvedi and Shah, Chartered Accountants.

4 The financial statements of balance subsidiaries whose financial statements reflect the Group's share of total assets of Rs 194,302 millions as at 31 December 2006 and the Group's share of total revenues of Rs 20,121 millions and net cash inflows of Rs 28,106 millions for the nine months ended on that date as considered in the interim consolidated financial statements have been certified by their Directors, whose certificates have been furnished to us, and our report, in so far as it relates to amounts included in respect of the subsidiaries, is based solely on these certificates.

5 We reviewed the interim consolidated financial statements which have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21—Consolidated Financial Statements and Accounting Standard 23—Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India.

6 *We draw your attention to the note 2 to the interim consolidated financial statements, regarding the deviation from requirements of Accounting Standard 25—Interim Financial Reporting ("AS 25") issued by the Institute of Chartered Accountant of India in respect of the period of preparation of these interim consolidated financial statements.*

7 The Group has considered exchange fluctuation arising on restatement of foreign currency convertible bonds ("bonds") as 'premium' as construed under section 78 of the Companies Act, 1956. Exchange fluctuation on the restatement of bonds is adjusted to the securities premium account. An alternate view could be that exchange rate fluctuation on the restatement of bonds, which is a monetary liability, should be recognised in the profit and loss account. If this view were to be adopted, profits for the nine months ended 31 December 2006 would be increased by Rs 350 million.

8 Based on our review as aforesaid, and on consideration of the certificates of the directors on separate financial statements as explained in paragraph 4 above and on the other financial information of the components, *except for the effects of the deviation as explained in para 6 above* and other matters explained in paragraph 7 above, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information in accordance with accounting principles generally accepted in India, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the generally accepted accounting principles.

For Chaturvedi and Shah
Chartered Accountants

C D Lala
Partner
Membership No: 35671

For BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Mumbai
25 February 2007

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Unaudited Consolidated Balance Sheet as at 31 December 2006

	Schedule		As at 31st December 2006
			(Rs. in millions)
SOURCES OF FUNDS			
SHAREHOLDERS FUNDS			
Share Capital	A	10,223.1	
Reserves and Surplus	B	215,461.2	225,684.3
Minority Interest			96.2
LOAN FUNDS			
Secured Loans	C	68,452.8	
Unsecured Loans	D	64,709.5	133,162.3
Deferred Tax Liability			11.1
Total			**358,953.9**
APPLICATION OF FUNDS			
FIXED ASSETS	E		
Gross Block		328,239.4	
Less: Depreciation		44,056.4	
Less: Impairment		1,883.0	
Net Block		282,300.0	
Capital Work-in-Progress		51,160.4	333,460.4
GOODWILL			28,283.3
(Refer to Note 17, Schedule R)			
INVESTMENTS	F		35,582.2
CURRENT ASSETS, LOANS AND ADVANCES			
Current Assets	G		
Inventories		2,787.9	
Sundry Debtors		20,131.7	
Cash and Bank Balances		64,142.2	
Other Current Assets		4,452.8	
Loans and Advances	H	23,772.7	
		115,287.3	
Less : Current Liabilities and Provisions	I		
Current Liabilities		108,594.2	
Provisions		45,065.1	
		153,659.3	
Net Current Assets			(38,372.0)
Total			**358,953.9**
Significant Accounting Policies	Q		
Notes on Accounts	R		

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Unaudited Consolidated Profit and Loss Account for the Nine Months ended 31 December, 2006

	Schedule		For the period 1st April, 2006 to 31st December 2006
			(Rs. in millions)
INCOME			
Service Revenue and Other Operating Income	J		103,888.9
Other Income	K		1,424.8
			105,313.7
EXPENDITURE			
Access charges and License Fees		27,844.7	
Network Operation Expenses	L	12,313.9	
Payment to and Provisions for Employees	M	6,627.8	
Sales and Distribution Expenses	N	12,343.0	
General and Administration Expenses	O	5,330.1	64,459.5
Operating Profit before Interest, Depreciation, Amortisation, Provisions, Exceptional and Non-recurring Items			**40,854.2**
Less: Financial Charges (Net)	P		395.2
Operating Profit before Depreciation, Amortisation, Provisions, Exceptional and Non-recurring Items			**40,459.0**
Less:Depreciation and Amortisation Net off amount charged to Provision for Business Restructuring (Refer Note 9 (b), Schedule R and drawn from General Reserve No.-3 (Refer Note 13, Schedule R)			18,275.0
Less:Preliminary Expenses Written Off			0.4
Profit before Tax and Extraordinary Items			22,183.6
Less:Exceptional and Non-recurring Items (Refer to Note 8, Schedule R)			326.7
Profit / (Loss) before Tax			**21,856.9**
Less: Scheme related adjustments			
Investment in Reliance Infocomm Ltd Written off		92,397.7	
Corresponding amount withdrawn (Refer Note 4 (e) (ii), Schedule R)		(92,397.7)	—
Provision for—Current Taxation		346.9	
—Deferred Taxation		10.7	
—Fringe Benefit Tax		108.5	466.1
Profit / (Loss) after tax			**21,390.8**
Share of Profit transferred to Minority			0.4
Share of profit / (Loss) of Associates			(0.1)
Profit for the period (after adjustment for minority interest)			**21,390.3**
Add : Balance as per Unconsolidated Profit & Loss Account as on 31st March, 2006 for the company, its' subsidiaries and company controlled.			**3,783.0**
Amount Available for Appropriations			**25,173.3**
Provision for Leave Encashment (As per Accounting Standard, AS 15, Revised, Accounting for Retirement Benefits)			**277.3**
Balance carried to Balance Sheet			**24,896.0**
Earning per share of face value of Rs 5 each (in Rupees) (Refer Note 21, Schedule R)			
Basic			Rs. 10.5
Diluted			Rs. 10.3
Significant Accounting Policies	Q		
Notes on Accounts	R		

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Balance Sheet as at 31 December 2006

	As at 31st December 2006 (Rs. in millions)
SCHEDULE A	
SHARE CAPITAL	
Authorised :	
300 00 00 000 Equity Shares of Rs 5 each	15,000.0
	15,000.0
Issued Subscribed and Paid up:	
204 46 14 990 Equity Shares of Rs.5 each fully paid up	10,223.1
(Refer Note 4(e) (iii), Schedule R)	
	10,223.1

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Balance Sheet as at 31 December 2006 — (Continued)

		As at 31st December 2006 (Rs. in millions)
SCHEDULE B		
RESERVES AND SURPLUS		
Statutory Reserve Fund *		
As per Unconsolidated Balance Sheet as on 31st March, 2006	—	
Add: As per Unconsolidated Balance Sheet of subsidiary of the company, as on 31st March, 2006	10.2	10.2
Capital Reserve		
As per Unconsolidated Balance Sheet as on 31st March, 2006	0.5	
Add: As per Unconsolidated Balance Sheet of subsidiary of the company, as on 31st March, 2006	0.1	0.6
Debenture Redemption Reserve		
As per Unconsolidated Balance Sheet as on 31st March, 2006	—	
Add: As per unconsolidated Balance Sheet of subsidiary of the company, as on 31st March, 2006	202.6	202.6
Exchange Fluctuation Reserve		(385.2)
Securities Premium		
As per Unconsolidated Balance Sheet as on 31st March, 2006	—	
Add: On Account of Scheme of Amalgamation & Arrangement	89,204.2	
Less:Premium payable on redemption of Foreign Currency Convertible Bonds including the loss/(gain) of exchange difference	318.7	
Less: Issue Expenses on Foreign Currency Convertible Bonds	112.4	88,773.1
General Reserve-1		
As per Unconsolidated Balance Sheet as on 31st March, 2006	147,777.7	
Less: Transfer to Profit and Loss account	92,397.7	55,380.0
(Refer Note 4(e) (ii), Schedule R)		
General Reserve-2		
As per Unconsolidated Balance Sheet as on 31st March, 2006	—	
Add: On Account of Scheme of Amalgamation & Arrangement	29,668.7	29,668.7
(Refer to Note 4(e) (iv) , Schedule R)		
General Reserve-3		
As per Unconsolidated Balance Sheet of subsidiaries of the company.	18,956.4	
Less: Transferred to Profit & Loss Account	2041.2	16,915.2
(Refer to Note 13, Schedule R)		
Profit and Loss account		24,896.0
		2,15,461.2

* Created pursuant to Reserve Bank of India (Amendment) Act 1997 in respect of Reliance Infoinvestments Limited, one of the subsidiaries of the company.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Balance Sheet as at 31 December 2006 — (Continued)

		As at 31st December, 2006 (Rs. in millions)
SCHEDULE C		
SECURED LOANS		
Zero Coupon Secured, Redeemable Non convertible Debentures of maturity value Rs. 76320/- each	24,513.3	
Less: Unamortised Discounts	9,379.8	15,133.5
Term Loans from Financial Institutions		
—Foreign Currency Loans		20,392.9
Term Loans from Banks		
—Rupee Loans	32,255.0	
—Foreign Currency Loans	671.4	32,926.4
		68,452.8

1. The Zero Coupon Secured, Redeemable Non Convertible Debentures, referred to above, consist of 3 21 190 issued by the Company's subsidiary Reliance Communications Infrastructure Limited ("RCIL"), at a price of Rs. 25,030 each aggregating to Rs 8,039.40 Million.
2 The Debentures referred to above are secured by way of mortgage on a specific immovable property of RCIL and further secured / to be secured by way of floating charge on other fixed assets (other than operating license) of RCIL both present and future.
3 The issuer and the investor have a Call / Put Option on or after September 1st, 2006 for redemption of all or any of the Debentures held by the investor. Such Call / Put Option is exercisable once every year on September 1st after giving 60 days notice to the investor/issuer as the case may be, as under:

Date of Redemption/Maturity Date	Amount payable per Debenture to Investor in Rupees
September 1, 2006	45,518
September 1, 2007	50,472
September 1, 2008	55,981
September 1, 2009	62,073
September 1, 2010	68,829
September 1, 2011 (Maturity Date)	76,320

4. Foreign Currency Loans taken from Financial Institutions of Rs.20,392.92 Million and the Rupee loans taken from Banks of Rs.32,255.00 Million are, inter alia, secured by way of first pari passu mortgage / charge / assignment in favour of the Security Trustee for the benefit of Financial Institutions and Banks, or its immovable, movable and intangible assets/properties (but excluding goodwill & brand name) including Intellectual Property Rights, all revenues, accounts and receivable both present and future and assignment of rights under specified project documents and the Telecom License Agreement.
5. Foreign Currency Loans taken from Banks of Rs. 671.38 Million relates to the facility availed by Reliance Infocomm Inc and Reliance Communications Inc, subsidiaries of the Company, from M/s ABN Amro Bank and is secured by Corporate Guarantee issued by the Company.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Balance Sheet as at 31 December 2006 — (Continued)

		As at 31st December 2006 (Rs. in millions)
SCHEDULE D		
UNSECURED LOANS		
Long Term		
Foreign Currency Loans		
—Foreign Currency Loans from Banks	22,130.0	
—Foreign Currency Convertible Bonds	22,799.6	44,929.6
(Refer to Note 6, Schedule R)		
Short Term		
Short term Loans from Banks		
—Rupee Loans	900.0	
—Foreign Currency Loans—Buyers' Credit	18,879.9	19,779.9
Total		64,709.5

Reliance Communication Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Balance Sheet as at 31 December 2006 — (Continued)

Schedule E

Fixed Asset As at 31st December, 2006

(Rs. in millions)

	Gross Block						Depreciation						Net Block
	1	2	3	4	5	6	7	8	9	10	11	12	13
	As at 01.04.2006	* Due to scheme of amalgamation	** Revaluation	Additions	Deductions/ adjustments	As at 31.12.2006	As at 01.04.2006	Due to scheme of amalgamation	Revaluation	Depreciation for the period	Deductions/ adjustments	As at 31.12.2006	as at 31.12.2006
Own Assets													
Leasehold Land	40.30	210.92	—	17.28	—	268.50	2.42	8.96	—	3.41	—	14.79	253.71
Leasehold Improvements		235.04	—	144.38	1.83	377.59	—	120.05	—	31.20	(1.83)	149.42	228.17
Freehold Land	123.39	1,622.02	55.79	—	—	1,801.20	—	—	—	—	—	—	1,801.20
Building	850.51	9,025.14	10,789.80	162.38	1.95	20,825.88	77.47	1,411.30	763.45	486.32	(0.29)	2,738.25	18,087.63
Electrical Installation	(0.01)	1,426.43	—	78.66	0.19	1,504.89	—	646.36	—	108.09	—	754.45	750.44
Office Equipments	—	425.32	—	71.95	—	497.27	—	120.61	—	125.49	—	246.10	251.17
Computers	—	738.96	—	35.84	3.58	771.22	—	672.41	—	51.30	(4.11)	719.60	51.62
Plant and Machinery	651.01	217,539.23	24,890.86	26,133.92	119.82	269,095.20	70.29	19,421.72	1,256.02	15,178.06	(72.11)	35,853.98	233,241.22
Furniture and Fixtures	0.01	1,454.43	—	48.50	0.70	1,502.24	—	314.59	—	184.24	(0.71)	498.12	1,004.12
Vehicles	315.70	272.82	15.31	0.62	2.78	601.67	188.62	65.82	2.40	143.36	(1.28)	398.92	202.75
Sub Total	1,980.91	232,950.31	35,751.76	26,693.53	130.85	297,245.66	338.80	22,781.82	2,021.87	16,311.47	(80.33)	41,373.63	255,872.03
Leasehold Assets													
Plant and Machinery	—	533.44	69.24	—	—	602.68	—	275.58	18.96	39.51	—	334.05	268.63
Office Equipment	—	2.79	0.66	—	—	3.45	—	1.67	0.08	0.17	—	1.92	1.53
Furniture and Fixtures	—	3.19	0.76	—	—	3.95	—	1.58	0.09	0.24	—	1.91	2.04
Vehicles	—	9.92	0.20	3.93	—	14.05	(0.01)	7.89	0.20	1.14	—	9.22	4.83
Sub Total	—	549.34	70.86	3.93	—	624.13	(0.01)	286.72	19.33	41.06	—	347.10	277.03
Intangible Assets													
Indefeasible Right of Connectivity	—	5,113.01	—	997.02	44.36	6,065.67	0.01	299.13	—	431.21	(11.65)	718.70	5,346.97
Entry fee for Telecom Licence	—	21,736.25	—	—	—	21,736.25	—	1,855.11	—	980.46	—	2,835.57	18,900.68
Licence and Know how	—	—	—	—	—	—	—	—	—	—	—	—	—
Course fee	—	—	—	—	—	—	—	—	—	—	—	—	—
Software	—	32.02	—	1,884.06	—	1,916.08	—	5.97	—	523.28	—	529.25	1,386.83
Movie Rights	—	72.39	—	—	—	72.39	—	0.35	—	0.54	—	0.89	71.50
Brand Licence	—	—	—	505.00	—	505.00	—	—	—	60.00	—	60.00	445.00
Goodwill	—	74.22	—	—	—	74.22	—	74.22	—	—	—	74.22	—
Sub Total	—	27,027.89	—	3,386.08	44.36	30,369.61	0.01	2,234.78	—	1,995.49	(11.65)	4,218.63	26,150.98
Grand Total	1,980.91	260,527.54	35,822.62	30,083.54	175.21	328,239.40	338.80	25,303.32	2,041.20	18,348.02	(91.98)	45,939.36	282,300.04
Capital Work in Progress													51,160.44

* Includes assets acquired under Scheme of Amalgamation and Arrangement (Refer Note 4, Schedule R) at fair value and assets of subsidiaries at historical/revalued cost.

** Revaluation - Refer Note 13 Schedule R of Notes on Accounts

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Balance Sheet as at 31 December 2006 — (Continued)

Notes to Fixed Assets Schedule E

1. Building includes:

   a) Rs.250 towards cost of shares in Co-operative Societies held by company's subsidiary Reliance Telecom Limited.

   b) Rs.0.2 million towards cost of Shares acquired in a Company held by company's subsidiary Reliance Communications Infrastructure Limited.

2. Capital Work-in-Progress includes:

   a) Rs.12,469.4 million on account of advance against capital expenditure.

   b) Rs.3,773.3 million on account of project development expenditure.

   c) Rs.2,864.6 million on account of material at site.

3. Freehold Land includes:

   a) Rs.0.1 million acquired from Karnataka Industrial Areas Development Board (a Government of Karnataka Undertaking). As per the agreement, the ownership of the same will be transferred in March 2008.

   b) Rs.5.5 million towards land acquired, the ownership of which will be transferred at the end of 6 years from December 2006 to March 2008.

4. Depreciation

	Rs. million
Depreciation for the period as per Schedule E	18,348.0
Less: Depreciation capitalised during the period	73.0
Depreciation as per Profit and Loss Account	18,275.0

	As at 31st December 2006 (Rs. in millions)
SCHEDULE F	
INVESTMENTS	
A. Long Term Investments	
Non Trade	
Government and Other Securities—Unquoted	
6 Year National Savings Certificates (Deposited with Sales Tax Department)	0.2
Investments in shares—Unquoted, fully paid up	
In Equity Shares of Companies	196.5
In Preference Shares of Companies	50.0
B. Current Investments (at the lower of Cost and Fair value)	
Other Investments	
In Pass Through Certificate—Unquoted	1,196.1
In Mutual Fund Units—Unquoted	15,937.8
In Government Securities—Quoted	520.8
In Commercial Paper—Unquoted	1,079.3
In Bonds and Certificate of Deposit—Unquoted	16,601.5
	35,582.2

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Balance Sheet as at 31 December 2006 — (Continued)

		As at 31st December 2006 (Rs. in millions)
SCHEDULE G		
CURRENT ASSETS		
Inventories		
Stores and Spares	1,501.5	
Communications Devices and Accessories	1,286.4	
		2,787.9
Sundry Debtors (Unsecured)		
Over Six months		
Considered Good	2,611.4	
Considered Doubtful	4,864.6	
	7,476.0	
Less: Provision for doubtful debts	4,864.6	
	2,611.4	
Others		
Considered Good	17,520.3	
Considered Doubtful	943.5	
	18,463.8	
Less: Provision for doubtful debts	943.5	
	17,520.3	20,131.7
Cash and Bank Balances		
Cash on hand	7.0	
Cheques on hand	241.6	
Balances with Banks:		
In Current Accounts with Scheduled Banks	2,207.0	
In Exchange Earners' Foreign Exchange Account with Scheduled Banks	2,424.1	
In Fixed Deposits with Scheduled Banks	59,262.5	
(Includes Deposit lodged with Sales Tax Department Rs. 0.1 million)		
		64,142.2
Other Current Assets		
Interest Accrued on Investments	2,829.0	
Others	1,623.8	4,452.8
		91,514.6

	As at 31st December 2006 (Rs. in millions)
SCHEDULE H	
LOANS AND ADVANCES	
(Unsecured, Considered good)	
Advances recoverable in cash or kind or for value to be received [Net of provision for doubtful advances]	13,366.6
Deposits	10,383.4
Balance with Customs, Central Excise Authorities, etc	22.7
	23,772.7

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Balance Sheet as at 31 December 2006 — (Continued)

		As at 31st December 2006 (Rs. in millions)
SCHEDULE I		
CURRENT LIABILITIES AND PROVISIONS		
Current Liabilities		
Sundry Creditors		
—Small Scale Industrial Undertakings	104.3	
—Others *	46,875.5	
Interest accrued but not due on secured & unsecured loans	1,134.7	
Liability for Leased Assets	5.7	
Other Liabilities	20,351.4	
Advance from Customers and Deferred Revenue	40,122.6	108,594.2
Provisions for Taxes and Disputed Claims		
Provision for Wealth Tax**	5.9	
Provision for Income Tax**	525.6	
Provision for Fringe Benefit Tax**	261.1	
Provision for Disputed Claims and Others (Refer Note 9 (a), Schedule R)	18,412.1	
Provision for Retirement Benefits	1,091.6	
Provision for Business Restructuring (Refer Note 9 (b), Schedule R)	24,768.8	45,065.1
		153,659.3

* Includes for capital expenditure Rs. 12282.1 Million

** Net of advance tax and tax deducted at source

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Profit & Loss account for the Nine Months ended 31 December 2006 — (Continued)

		For the period 1st April, 2006 to 31st December, 2006
		(Rs. in millions)
SCHEDULE J		
Service and Other Operational Income		
Service Revenue	111,846.3	
Less: Service Tax	9,330.4	102,515.9
Other Operational Income		1,373.0
		103,888.9

	For the period 1st April, 2006 to 31st December, 2006
	(Rs. in millions)
SCHEDULE K	
Other Income	
Income from Financial services	64.5
Profit on Sale of Investments	740.4
Miscellaneous Income	619.9
	1,424.8

	For the period 1st April, 2006 to 31st December, 2006
	(Rs. in millions)
SCHEDULE L	
Network Operation Expenses	
Repairs and Maintenance	2,456.4
Rent, Rates and Taxes	758.6
Power and Utilities	2,438.7
Stores and Spares	547.6
Other Network Operation expenses	6,112.6
	12,313.9

	For the period 1st April, 2006 to 31st December, 2006
	(Rs. in millions)
SCHEDULE M	
Payment to and provision for employees	
Salaries	5,636.6
Contribution to Provident Fund, Gratuity Fund and Superannuation Fund	471.4
Employee Welfare and Other amenities	519.8
	6,627.8

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Profit & Loss account for the Nine Months ended 31 December 2006 — (Continued)

	For the period 1st April, 2006 to 31st December 2006
	(Rs. in millions)
SCHEDULE N	
Sales and Distribution Expenses	
Sales and Distribution Expenses	11,355.9
(Refer to Note 18, Schedule R)	
Provision for Doubtful Debts	987.1
	12,343.0

		For the period 1st April, 2006 to 31st December 2006
		(Rs. in millions)
SCHEDULE O		
General and Administration Expenses		
Legal and Professional Fees		1,008.0
Rent, Rates & Taxes		854.3
Travelling and Conveyance		665.3
Repairs and Maintenance		
—Machinery	3.7	
—Building	86.8	
—Others	221.7	312.2
Electricity		348.6
Bank Charges		245.1
Hire Charges		186.6
Insurance		138.4
Business Centre Expenses		13.5
Loss on Sale of Assets		0.9
Other Administration Expenses		1,557.2
		5,330.1

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of the Unaudited Consolidated Profit & Loss account for the Nine Months ended 31 December 2006 — (Continued)

		For the period 1st April, 2006 to 31st December 2006
		(Rs. in millions)
SCHEDULE P		
Financial Charges (Net)		
Interest and Other Charges (Net)		
Interest and Other Charges	4,676.2	
Less: Interest Income	4,198.9	477.3
Exchange Loss /(Gain)—Net		(93.4)
Finance Charges on Leased Assets		11.3
		395.2

Reliance Communications Limited
Consolidated Cash Flow Statement
(Formerly known as Reliance Communication Ventures Limited)
for the period from 1st April, 2006 to 31st December, 2006

Sl.	Particulars		(Rs. in millions)
A:	**CASH FLOW FROM OPERATING ACTIVITIES:**		
	Net Profit / (Loss) after tax as per Profit and Loss Account		21,390.8
	Adjusted for:		
	Provision for Doubtful Debts	987.1	
	Priliminary Expenses Written off	0.4	
	Amortisation of Intangibles & Depreciation	18,275.0	
	(Profit)/Loss on sale of Investments	(740.4)	
	(Profit)/Loss on sale of asset	0.9	
	Financial Charges (Net)	395.2	
	Provision for Taxation	466.1	
	Provision for Extra ordinary Item	326.7	19,711.0
	Operating Profit before Working Capital Changes		41,101.8
	Adjusted for:		
	Receivables and other Advances	(6,029.9)	
	Inventories	1,287.6	
	Payables	25,060.5	
			20,318.2
	Cash Generated from Operations		61,420.0
	Tax Paid		(1,153.2)
	Net Cash from Operating Activities		60,266.8
B:	**CASH FLOW FROM INVESTING ACTIVITIES:**		
	Additions of Fixed Assets		(49,782.0)
	Sale of Fixed Assets		4.0
	Purchase of Investments		(275,858.6)
	Sale of Investments		263,179.8
	Financial Income		2,125.1
	Net Cash Used in Investing Activities		(60,331.7)
C:	**CASH FLOW FROM FINANCING ACTIVITIES:**		
	Proceeds from Secured Loans		637.7
	Proceeds from Unsecured Loans		53,647.8
	Repayment of Secured Term Loans		(6,987.4)
	Repayment of Unsecured Term loans		(18,016.6)
	Interest Paid		(3,069.3)
	Net Cash Used in Financing Activities		26,212.2
	Net Increase / (Decrease) in Cash and Cash Equivalents		26,147.3
	Opening Balance of Cash and Cash Equivalents *(Refer note (b))*		37,994.9
	Closing Balance of Cash and Cash Equivalents		64,142.2

Note:

a. Cash and Cash Equivalent includes cash on hand / cheques on hand and bank balance including Fixed Deposits

b. Includes, opening balance of Cash and Cash Equivalent as of 1st April, 2006 relating to:

(i) The companies forming part of Scheme of Amalgamation and Arrangement—Rs.301.8 Million

(ii) Unconsolidated subsidiaries' and companies controlled—Rs.37693.1 Million.

c. Opening Balances of Assets and Liabilities have been considered from the Proforma Consolidated Financial Statement as on 31st March, 2006 reviewed by the then statutory Auditors of the Company.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account

SCHEDULE Q

A. Significant Accounting Policies to the Unaudited Consolidated Balance Sheet and Profit and Loss Account

1 Principles of Consolidation

In terms of the Scheme of Amalgamation and Arrangement ("the Scheme") under sections 391 to 394 of the Companies Act, 1956 sanctioned by order dated 21st July 2006 and dated 10th August 2006 (revised) of Hon'ble High Court of Bombay, and the order dated 18th July 2006 of the Hon'ble High Court of Gujarat, with effective date 12th September 2006 (with effect from appointed date 1st January 2006), Reliance Infocomm Limited ("RIC"), Reliance Communications Infrastructure Limited ("RCIL") and Reliance Telecom Limited ("RTL") and their subsidiaries became the subsidiaries of the Company and the companies that are controlled, i.e., companies over which RIC, RCIL and RTL and their Subsidiaries exercise ownership and voting power, became part of the Company.

The consolidated financial statements relate to Reliance Communications Limited ('the Company') and all of it's subsidiary companies and companies controlled, that is, companies over which the Company exercises control over ownership and voting power (herein after collectively referred to as "Subsidiaries"). The consolidated financial statements have been prepared on the following basis:

a. The financial statements of the Company, its Subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after fully eliminating intra-group balances and intra-group transactions resulting in unrealized profits or losses in accordance with the Accounting Standard-21 "Consolidated Financial Statements" issued by The Institute of Chartered Accountants of India.

b. In case of foreign Subsidiaries, being non integral foreign operations, revenue items are consolidated at the average exchange rate prevailing during the period. All monetary assets and liabilities are converted at the exchange rates prevailing at the end of the year and non monetary assets and liabilities at the exchange rate prevailing on the date of the transaction/ closing rate. Any exchange difference arising on consolidation is recognised in the Exchange Fluctuation Reserve.

c. Investments in Subsidiaries are eliminated and differences between the costs of investment over the net assets on the date of investment, or on the date of the financial statements immediately preceding the date of investment, in the subsidiary companies are recognised as goodwill or capital reserve, as the case may be.

d. The difference between the proceeds from disposal of investment in a subsidiary or in a company controlled by the Company and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated Profit and Loss Account as the profit or loss on disposal of investment in Subsidiaries.

e. Minority Interest's share of net profit or loss of consolidated Subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.

f. Minority Interest's share of net assets of consolidated Subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the shareholders' equity.

Schedules forming part of Unaudited Consolidated Balance Sheet and Consolidated Profit and Loss Account — (Continued)

g. In case of Associates, where the company directly or indirectly through Subsidiaries holds more than 20% of equity, Investments in associates are accounted for using equity method in accordance with the Accounting Standard—23 "Accounting for investments in associates in consolidated financial statements" issued by The Institute of Chartered Accountants of India. The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its Profit and Loss account to the extent such change is attributable to the Associates' Profit and Loss Account and through its reserves for the balance, based on available information. The difference between the cost of investment in the associates and the share of net assets at the time of acquisition of shares in the associates is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

h. As far as possible, the consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

2 Investments other than in Subsidiaries have been accounted as per Accounting Standard 13—"Accounting for Investments" issued by The Institute of Chartered Accountants of India.

3 Significant accounting policies:

These are set out under "Significant Accounting Policies" as given in the Unaudited Financial Statements of the Company and its Subsidiaries.

B 'Significant Accounting Policies'

1 Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, except for certain fixed assets which are revalued.

2 Use of Estimates

The presentation of consolidated financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known/materialised.

3 Fixed Assets

a) Fixed Assets are stated at cost net of modvat / cenvat/value added tax and includes amount added on revaluation less accumulated depreciation, amortisation and impairment loss, if any.

b) All costs including financing cost till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations, attributable to fixed assets, are capitalised.

c) Expenses incurred relating to project prior to commencement of commercial operation are considered as project development expenditure and shown under Capital Work-in-Progress.

d) In respect of Operating Leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the Accounting Standard—19 "Leases" issued by the Institute of Chartered Accountants of India, except for rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

e) (i) Finance Leases prior to 1st April 2001: Rentals are expensed with reference to lease terms and other considerations

(ii) Finance Leases on or after 1st April 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as Liabilities for Leased Assets in compliance with the provisions of the Accounting Standard—19 "Leases" issued by The Institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against Liabilities for Leased Assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

f) Entry Fees paid for Telecom Licenses and Indefeasible Right of Connectivity are stated at cost for acquiring the same less accumulated amortisation.

4 Depreciation / Amortisation

a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated as given below:

a) Ducts and Cables—18 years

b) Telecom Electronic Equipment—10 years

c) Furniture, Fixtures and Office Equipments—10 years

d) Customer Premises Equipment—3 years

e) Vehicles—5 years

b) Depreciation on assets taken on finance lease on or after 1st April 2001 is provided over the remaining period of lease from the commencement of commercial operations.

c) Expenditure of capital nature incurred on assets taken on operating lease is depreciated over the remaining period of the lease term.

d) Leasehold Land is depreciated over the period of the lease term.

e) Intangible Assets, namely entry fees for Telecom Licenses and Indefeasible Right of Connectivity are amortised equally over the balance period of Licenses and Indefeasible Rights from the date of commencement of commercial services or acquisition. The rights in Cinematography Films are treated as Intangible Assets and are amortised over the balance period of rights remaining after commencement of commercial exploitation. The period of amortisation of the Intangible Assets are as follows:

a) Telecom Licenses—20 years

Schedules forming part of Unaudited Consolidated Balance Sheet and Consolidated Profit and Loss Account — (Continued)

b) Indefeasible Right of Connectivity—20 years

c) Brand License—10 years

d) Software—5 years

5 Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there has been change in the estimate of recoverable amount. The recoverable value is the higher of net selling price and value in use

6 Investments

Current Investments are carried at lower of cost and quoted / fair value. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

7 Inventories of Stores and Spares / Communication Device

Items of inventories of stores and spares, communication devices are accounted for at costs, determined on weighted average basis, or net realisable value whichever is less.

8 Employee Retirement Benefits

a) Company's contribution to Provident Fund and Superannuation Fund are on actual basis and are provided as per statute/rules.

b) Gratuity and Leave Encashment are provided on the basis of actuarial valuation.

9 Borrowing Cost

Borrowing costs, that are attributable to the acquisition or construction of qualifying assets, are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is the one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

The difference between the issue price and maturity value of non-convertible non-interest bearing debentures is amortised equitably over the tenure of the debentures.

10 Foreign Currency Transactions

i) Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as

exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

iii) Non monetary foreign currency items are carried at cost.

iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

11 Revenue Recognition

Revenue is recognised as and when the services are performed on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

12 Provision for Doubtful Debts

Provision is made in the Accounts for doubtful debts in cases where the Management considers the debts to be doubtful of recovery.

13 Miscellaneous Expenditure

Miscellaneous Expenditure are charged to the Profit and Loss Account as and when they are incurred.

14 Taxes on Income

Provision for Income Tax is made on the basis of estimated taxable income for the year at current rates. Tax expense comprises of both Current Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income Tax payable/ recoverable in respect of the taxable income / loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the asset will be realised in future.

15 Government Grants

Subsidies granted by Government for providing telecom services are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

16 Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the Notes on Accounts. Contingent Assets are neither recognised nor disclosed in the financial statements.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account

Schedule R

Notes on Accounts to Unaudited Consolidated Balance Sheet and Profit and Loss Account

1 The Current financial year is the first year in which the company is required under the regulations to prepare the consolidated financial statements. Prior to the Scheme (as referred, in Note 4 below) being effective, , the Company held less than fifty percent of the equity shares of each of its key investments viz, Reliance Infcomm Limited ("RIC") Reliance Communication Infrastructure Limited ("RCIL") and Reliance Telecom Limited ("RTL") and did not have any subsidiary. Consequently the Company is not required to prepare the consolidated financial statements as per the Accounting Standards issued by the Institute of Chartered Accountants of India ("Accounting Standards") for the previous year. Accordingly corresponding previous years figures are not forming part of these consolidated financial statements.

2 As an integral part of the Scheme as referred in Note no.4 below, RCIL, RTL, FLAG Telecom Group Limited and Other subsidiaries of RIC became subsidiaries of the Company with effect from the appointed date 1st January 2006. RIC merged with the Company under the Scheme with effect from 31st March 2006. However the accounts of the RCIL, RTL and Other subsidiaries, Companies controlled, that is, Companies over which the Company exercises control over ownership and voting power (herein after collectively referred to as "Subsidiaries"), are consolidated in these unaudited financial statement from 1st April 2006

As per the Accounting Standard 25 on Interim Financial Reporting issued by the Institute of Chartered Accountants of India, the interim consolidated financial statements should include statements of profit and loss for the current financial year to date. However, the Company has prepared the interim consolidated financial statements for the nine month period beginning 1 April 2006 though the current accounting year of the Company begins from 1 January 2006. The financial information for the period 1st January 2006 to 31st March 2006 forms part of the proforma consolidated financial statements for the year ended 31 March 2006. The same was reviewed by the then statutory auditors of the Company.

3 Consequent to fresh Certificates of Incorporation dated 7th June, 2006 received from the Registrar of Companies Maharashtra, Mumbai name of the Company has been changed from Reliance Communication Ventures Limited to Reliance Communications Limited.

4 In terms of the Scheme of Amalgamation and Arrangement ("the Scheme") under sections 391 to 394 of the *Companies Act, 1956 sanctioned* by order dated 21st July 2006 and dated 10th August 2006 (revised) of Hon'ble High Court of Bombay, and the order dated 18th July 2006 of the Hon'ble High Court of Gujarat, with effective date 12th September 2006,

a) Ambani Enterprises Private Limited ("AEPL"), Reliance Business Management Private Limited ("RBMPL"), Formax Commercial Private Limited ("FORMAX"), Reliance Communications Technologies Limited ("RCTL"), Reliance Software Solutions Private Limited ("RSSPL"), Reliance Communications Solutions Private Limited ("RCSPL"), hereinafter referred as "Transferor Companies", whose core activity is holding group company shares, have been amalgamated with the Company from the appointed date 1st January 2006, and

b) Panther Consultants Private Limited (herein after referred as "PCPL" or "Transferor Companies"), whose core activity is holding group company shares, have been amalgamated with the Company from the appointed date 1st March, 2006, and

c) Reliance Infocomm Limited (herein after referred "RIC" or " Transferor Companies") whose core activity is provision of Telecommunication services, have been merged with the Company from the appointed date 31st March, 2006 and

d) Network division of the Reliance Communications Infrastructure Limited ("RCIL") having the telecom infrastructure, have been demerged to the Company from the appointed date 31st March, 2006. Consequently, with effect from 31st March 2006, the IRC agreement between RIC and RCIL has been terminated.

e) In accordance with the said Scheme and as per the Hon'ble High Courts' approvals:

i) The assets, properties, liabilities, rights and obligations of:

- AEPL, RBMPL, FORMAX, RCTL, RSSPL, RCSPL have been vested in the Company with effect from 1st January 2006,
- PCPL has been vested in the Company with effect from 1st March 2006,
- RIC have been vested in the Company with effect from 31st March 2006,
- The Network Division of RCIL have been vested in the Company with effect from 31st March 2006,

and have been recorded in accordance with the provisions of the Scheme as follows:

ii) All the assets recorded in the books of Transferor Companies and the Network Division of RCIL is recorded by the Company at their respective fair values and all the liabilities recorded in the books of Transferor companies are recorded by the company at their respective books values as appearing in the books of Transferor companies. Rs.92,397.7 million representing the Investments in equity shares of RIC held by the Company, prior to amalgamation is written off through the Profit and Loss Account of the Company and an equivalent amount for the purpose of these Accounts, has been disclosed as drawn from General Reserve arising on and pursuant to demerger of "Telecommunication Undertaking" of Reliance Industries Limited into the Company.

iii) The Company has issued and allotted 55,63,29,165 equity shares of Rs.5/- each fully paid up to the equity shareholders of AEPL and 26,51,55,403 equity shares of Rs.5/- each fully paid up to the equity shareholders of PCPL. The same is recorded as Share Capital in the books of the Company. Upon the said allotment, the paid up equity Share Capital of the Company has increased to Rs. 10,223.1 million divided into 204,46,14,990 equity shares of Rs. 5/- each fully paid up,

iv) The Excess of Fair value of Assets of Rs. 232,517.4 million over the loan liabilities of Rs. 79,536.1 million and consideration paid in the form of allotment of Equity shares of value Rs.4,107.4 million being Rs. 148,873.9 million has been dealt with as under:

Rs.30,000.0 million is credited to and held as Provision for Business Restructuring to meet the increased depreciation, cost expenses and losses including on account of impairment or write down of assets which may be suffered by the Company, pursuant to the Scheme or otherwise in course of its business or in carrying out such restructuring of the operations of the Company or its Subsidiaries. During the period ended 31st December 2006 additional depreciation on fair valuation of assets of Rs. 4,945.9 million and Expenses relating to the Scheme of Rs.285.3 million have been adjusted against the aforesaid provision.

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

Rs. 89,205.2 million, representing Share Premium shown in the books of RIC, attributable to RIC shares other than those being cancelled under the Scheme has been credited to Share Premium Account.

The balance of excess of Rs. 29,668.7 million is shown under General Reserve No.2 Account.

Had the Scheme not prescribed this treatment, an amount of Rs. 148,873.9 million would have been credited to Capital Reserve as required by the Purchase Method prescribed by Accounting Standard 14 on Accounting for *Amalgamation* issued by The Institute of Chartered Accountants of India.

v) The Book value of the Equity Shares and Preference Shares held by RCIL in RIC as on the Appointed date, being 1st January 2006 amounting to Rs. 29,606.7 million was cancelled and debited to the Securities Premium account of RCIL. Accordingly the balance of Rs. 319.5 million in the Premium receivable on Preference Shares in the books of RCIL as on the said date was transferred to RCIL's Profit and Loss Account.

vi) The Book Value of the Equity shares held by RCIL in RCTL, RCSPL, RSSPL, as on the Appointed date, being 1st January 2006 amounting to Rs. 1.5 million was cancelled and debited to the Profit and Loss account of RCIL.

vii) The debit balance in the Profit and Loss account of RCIL as on 31st March 2006 amounting to Rs. 15,213.3 million was adjusted against the balance in Securities Premium account.

5 Consolidation

(a) The following companies which have become subsidiaries as per the scheme, are consolidated in the Consolidated Financial Statements.@

	Name of the subsidiary			Country of Incorporation	Proportion of ownership interest
1	Gateway Systems (India) Limited	'A'	*	India	100%
2	Reliance Communications Investment & Leasing Limited		*	India	100%
3	Reliance Infoinvestments Limited	'B'	*	India	100%
4	Netizen Rajasthan Limited		*	India	100%
5	Reliance Infocomm Solutions Limited		*	India	100%
6	Netizen Gujarat Limited		*	India	100%
7	Reliance Webstores Limited		*	India	100%
8	Reliance Gateway Net Limited		*	India	100%
9	Reliance National communications Pvt Limited		*	India	60%
10	Reliance Globalcom Pvt Limited		*	India	80.60%
11	Reliance Infocom BV	'C'	*	Netherlands	100%
12	Reliance Infocom Inc.		*	USA	100%
13	Reliance Communications Inc.		*	USA	100%
14	Reliance Communications International Inc.		*	USA	100%
15	Reliance Communications Canada Inc.		*	USA	100%
16	Reliance Netway Inc.		*	USA	100%

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

	Name of the subsidiary			Country of Incorporation	Proportion of ownership interest
17	Reliance Communications UK Limited		*	United Kingdom	100%
18	Reliance Communications (Hongkong) Limited		*	Hongkong	100%
19	FLAG Telecom Group Limited	'D'	*	Bermuda	100%
20	FLAG Telecom Belgium Network SA		*	Belgium	100%
21	FLAG Pacific Holdings Limited		*	Bermuda	100%
22	FLAG Telecom Development Limited		*	Bermuda	100%
23	FLAG Telecom Group Services Limited		*	Bermuda	100%
24	FLAG Pacific Limited		*	Bermuda	100%
25	FLAGWEB Limited		*	Bermuda	100%
26	FLAG Telecom USA Limited		*	USA	100%
27	FLAG Telecom Network USA Limited		*	USA	100%
28	FLAG Telecom Development Services Company LLC		*	Egypt	100%
29	FLAG Atlantic France SAS		*	France	100%
30	FLAG Telecom France Services Eurl		*	France	100%
31	FLAG Telecom France Network SAS		*	France	100%
32	FLAG Telecom Deutschland GmbH		*	Germany	100%
33	FLAG Telecom Hellas AE		*	Greece	100%
34	FLAG Telecom Asia Limited		*	Hong Kong	100%
35	FLAG Access India Private Limited		*	India	100%
36	FLAG Telecom Ireland Network Limited		*	Ireland	100%
37	FLAG Telecom Network Services Limited		*	Ireland	100%
38	FLAG Telecom Ireland Limited		*	Ireland	100%
39	FLAG Telecom Servizi Italia SpA		*	Italy	100%
40	FLAG Telecom Japan Limited		*	Japan	100%
41	FLAG Telecom Korea Limited		*	Korea	100%
42	FLAG Telecom Singapore Pte. Limited		*	Singapore	100%
43	FLAG Telecom Espana SA		*	Spain	100%
44	FLAG Telecom Espana Network SAU		*	Spain	100%
45	FLAG Telecom Taiwan Services Limited		*	Taiwan	100%
46	FLAG Telecom Taiwan Limited		*	Taiwan	60%
47	FLAG Telecom Nederland BV		*	Netherlands	100%
48	FLAG Telecom Nederland Network BV		*	Netherlands	100%
49	FLAG Atlantic UK Limited		*	United Kingdom	100%
50	FLAG Telecom Limited		*	United Kingdom	100%
51	Reliable Internet Services Limited		*	India	100%
52	Reliance Infocomm Infrastructure Limited		*	India	100%
53	Reliance Communications Infrastructure Limited	'E'	$	India	100%
54	Reliance Telecom Infrastructure Limited		*	India	100%
55	Reliance Mobile Limited		*	India	100%
56	Matrix Innovations Limited		*	India	100%
57	Synergy Entrepreneur Solutions Limited		*	India	100%
58	Reliance Telecom Limited	'F'	$	India	100%
59	Reliance Telephones Limited		*	India	100%
60	Campion Properties Limited		*	India	100%

(b) The Company also consolidates the following companies as it exercises control over ownership and voting power:

	Name of the company		Country of Incorporation	Proportion of ownership interest
1	Seoul Telnet Inc.	*	Korea	49%
2	FLAG Telecom Network (Taiwan) Limited	*	Taiwan	50%
3	Netizen Maharashtra Private Limited	*	India	100%
4	Netizen Madhya Pradesh Private Limited	*	India	100%
5	Netizen West Bengal Private Limited	*	India	100%
6	Reliance Communications Maharashtra Private Limited	*	India	100%
7	Reliance Communications Himachal Pradesh Private Limited	*	India	100%
8	Reliance Communications West Bengal Private Limited	*	India	100%
9	Reliance Communications Delhi Private Limited	*	India	100%
10	Reliance Communications Tamil Nadu Private Limited	*	India	100%
11	Reliance Communications Jammu & Kashmir Private Limited	*	India	100%
12	Reliance Communications Haryana Private Limited	*	India	100%
13	Karma Commercial Private Limited	*	India	100%
14	Gurukul Commercial Private Limited	*	India	100%
15	Parikrama Commercial Private Limited	*	India	100%
16	Reliance Infosoft Private Limited	*	India	100%

(c) The associate companies considered in the consolidated financial statements are:

			Country of Incorporation	Proportion of ownership interest
1	Reliance Integrated Services Private Limited	*	India	33%
2	Paradox Studios Limited	*	India	26%
3	Uttar Pradesh Network Pvt Limited	*	India	22%
4	Punjab Cybernet Pvt Limited	*	India	22%
5	Bihar Network Pvt Limited	*	India	22%
6	Haryana Cybernet Pvt Limited	*	India	22%
7	Orissa Network Pvt Limited	*	India	22%
8	M P Network Pvt Limited	*	India	22%
9	Kerala Communication Network Pvt Limited	*	India	22%
10	Warf Telecom International Private Limited	*	Maldives	20%

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

(d) The following subsidiaries were acquired during the period @@

			Country of Incorporation	Proportion of ownership interest
1	Gateway Net Trading Pte Limited	*	Singapore	100%
2	Reliance Communications Singapore Pte. Limited	*	Singapore	100%
3	Reliance Communications (New Zealand) Pte Limited	*	New Zealand	100%
4	Reliance Communications (Australia) Pty Limited	*	Australia	100%
5	RCOM Malaysia SDN.BHD.	*	Malaysia	100%

* —Accounted based on unaudited results

$ —Accounted based on unaudited reviewed results

'A' —Holding Company of company listed in serial number 2 of 5 (a) above

'B' —Holding Company of company listed in serial number 4 of 5 (a) above

'C' —Holding Company of companies listed in 5(a) serial number 12 to 18 and 5 (d) serial number 2 to 5, above

'D' —Holding Company of companies listed in 5(a) serial number 20 to 50 above

'E' —Holding Company of companies listed in 5 (a) serial number 54 to 57 above

'F' —Holding Company of company listed in 5 (a) serial number 59 above

@ The Cost of control on acquisition of the subsidiaries/companies controlled, under the Scheme of Amalgamation and Arrangement was computed based on the unaudited accounts on the appointed date being 1st January 2006 as per the Scheme.

@@ The cost of control on acquisition of other subsidiaries was computed based on unaudited accounts on the date of acquisition.

No subsidiary has been disposed off during the period from 1st April 2006 to 31st December 2006

6 The Company had made allotment of Foreign Currency Convertible Bonds (FCCB) of US $500 million on May 9, 2006 having maturity period of 5 years and 1 day. Each FCCB is convertible into one equity share of the Company at the price of Rs.480.68 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. In the event of the FCCB are fully converted into equity, the equity share capital of the Company would increase by approximately Rs.46.2 million equity shares of Rs. 5 each. The premium payable on redemption including the loss/(gain) on conversion of foreign exchange of Rs. 318.7 million as on 31st December 2006 and issue expenses of Rs. 112.4 million, is charged to the Securities Premium Account.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

7 Details of Project Development Expenditure (included under Capital Work-in-Progress):

		For the period April 06 - Dec 06
		(Rs. in millions)
Opening balance		—
As per Unconsolidated Financials of the Company and its subsidiaries		4,102.2
Add:		
Stores, Spares & Consumables	144.3	
Payments to & Provisions for Employees	58.2	
Hire charges	7.1	
Rent	241.0	
Rates and Taxes	185.2	
Repairs	16.1	
Travelling Expenses	62.7	
Professional Fees	74.3	
Power, Water and Electricity	56.5	
Network Setup Costs	466.1	
General and Administrative Expenses	333.8	
Interest:		
Term Loans	818.5	
Bank Charges	0.1	
Depreciation	73.2	2,537.1
		6,639.3
Less :		
Capitalised / Charged to Profit & Loss Account		2,545.6
Sale of Scrap		13.3
Closing balance		4,080.4

8 Exceptional and Non-Recurring Items

The details of the Exceptional and Non recurring items made during the period are as follows:.

a. The Company has taken adequate steps for verification of Subscribers and is already incurring reasonable amount while taking those subscribers on board on due compliance of the then norms for customer verification. Department of Telecommunication (DoT) has issued a directive for comprehensive address verifications of all customers. Accordingly an amount of Rs. 450.0 million, being estimated cost of Customer Verification, has been provided as Exceptional and Non recurring item.

b. Rs. 123.3 million relates to reversal of provision made during earlier years for Employee Separation in Company's subsidiary FLAG Telecom Group Limited.

9 Provisions

a. Provisions for Disputed claims and Others of Rs.18,412.1 million, consists of Provision for Disputed Claims of Rs. 17,962.1 million and verification of subscribers (Refer Note 8(a) above) of Rs.450.0 million.

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

During the period from 1st April 2006 to 31st December 2006, an amount of Rs.197.8 million relating to sales tax liability is reversed in the Provision for Disputed claims and no amount has been utilised out of the Provision for verification of Subscribers.

b. In terms of the Scheme of Amalgamation and Arrangement ("the Scheme"), Rs.30,000.0 million is provided as Provision for Business Restructuring, as referred in Note 4(e)(iv) above. During the period ended 31st December, 2006 additional depreciation on fair value of assets of the Company of Rs.4,945.9 million and Expenses relating to the Scheme of Rs.285.3 million have been adjusted against the aforesaid provision. The balance in this account as on 31st December, 2006 is Rs.24,768.8 million.

c. The timing of actual outflow of the aforesaid provisions shall depend upon crystallisation of liabilities.

10 Contingent Liability

	April 06 - Dec 06
	(Rs. in millions)
a. Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	24,315.8
b. Disputed Liabilities in Appeal	
—Sales Tax / VAT	936.5
—Entry Tax / Octroi	6.4
—Service Tax	116.6
c. Bank Guarantees and Letters of Credit from banks / Corporate guarantee /guarantees given to Bank / Companies against Credit Facilities	18,995.4
d. Claims against the Company not acknowledged as debts	143.3

11 Finance Lease:

The Company has acquired assets on Finance Lease, amounting to Rs.54.2 million. Minimum Lease Rentals outstanding as of 31st December 2006 in respect of these assets are as follows:

Due	Total Minimum Lease Payments outstanding	Future Interest on Obligation	Present Value of Minimum Lease Payments
			(Rs. in millions)
Within one year	2.1	0.4	1.7
Later than one year and not later than five years	4.4	0.4	4.0
Later than five years	—	—	—
Total	**6.5**	**0.8**	**5.7**

12 Operating Lease

	As at 31st December, 2006
	(Rs. in millions)
a Estimated future minimum payments under non-cancelable operating leases	**1,733.8**
i. Not later than one year	185.6
ii. Later than one year and not later than five years	541.9
iii. Later than five years	1,006.3
b Lease payments recognised in the Profit and Loss Account during the period	236.2

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

13 During the period the Company subsidiaries, viz., RCIL, RIIL and FTGL based on the report by valuers, have revalued tangible fixed assets as on 1st January 2006 by an amount of Rs.7,981.7 million, Rs.10,079.2 million and Rs.17,761.7 million respectively. An equivalent amount has been credited to Revaluation Reserve Account in respective Accounts. Consequent to revaluation, there is an additional depreciation of Rs.396.7 million, Rs.755.9 million and Rs.888.5 million respectively in the books of RCIL, RIIL and FTGL for the period and an equivalent amount has been withdrawn from Revaluation Reserve and credited to the Profit & Loss Account in their respective accounts. In Consolidated Accounts the revaluation reserve is taken into account for arriving at the Goodwill on Consolidation and accordingly depreciation and amortisation charged to Profit and Loss Account is net of Rs.2041.2 million drawn from General Reserve No.3.

14 One of the company's subsidiaries RCIL is required to provide Rs. 1,110.0 million as Debenture Redemption Reserve (DRR) upto 31st December, 2006 a per Section 117C of the Companies Act, 1956. However as on 31st December, 2006 RCIL has provided an amount of Rs. 202.6 million.

15 In terms of the Scheme of Amalgamation ("Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by order dated 31st March 2006 of the Hon'ble High Court of Bombay with effective date 27th June 2006, order dated 15th December 2006 of the Hon'ble High Court of Rajasthan with effective date 30th January 2007 and order dated 5th January, 2007 of the Hon'ble Court of Gauhati with effective date 12th January 2007, with effect from the appointed date as per the Scheme being 1st April 2005, wholly owned subsidiaries of Company's Subsidiary, Synergy Enterpreneur Solutions Limited (SESL), namely Synergy Infocomm Solutions Private Limited (SISPL), Assam Network Private Limited (ANPL) and Rajasthan Network Private Limited (RNPL) whose core activities are holding group company's shares, have been amalgamated with SESL.

In accordance with the aforesaid Scheme and as per the Hon'ble Courts approval:

(i) All the assets and liabilities as appearing in the books of accounts of SISPL, ANPL and RNPL are recorded in the books of SESL, at their book values and the excess of the net assets value of Rs.83.4 million is credited to General Reserve in SESL. The investments in equity share capital of SISPL, ANPL and RNPL as appearing in the books of SESL of Rs.20.7 million and intercompany company balances of Rs. 683.1 million were cancelled.

(ii) Had the Scheme not prescribed this treatment, an amount of Rs. 83.4 million would have been credited to Profit & Loss Account as required by the *Pooling of Interest* Method prescribed by Accounting Standard (AS) 14 on Accounting for Amalgamation issued by the Institute of Chartered Accountants of India.

16 As approved by the Board of Directors, an application had been filed with the High Court of Judicature in Bombay for sanctioning the Scheme of Arrangement (Scheme) by way of demerger of Passive Infrastructure comprising of Wireless Towers and related infrastructure of the Company and of Reliance Telecom Limited, a subsidiary of the Company to Reliance Telecom Infrastructure Limited, a subsidiary of the Company through Reliance Communications Infrastructure Limited. The members of the Company have also approved the said Scheme with requisite majority at the Court Convened Meeting held on 27th January, 2007.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

17 The Goodwill of Rs.28,283.3 million relates to Net Goodwill on consolidation of Rs.26,046.5 million which is determined on 1st January, 2006 and Goodwill on amalgamation in company's subsidiary FLAG Telecom Group Limited of Rs. 2,236.8 million. Net Goodwill on consolidation is arrived at after adjusting Rs. 12,450.9 million of Capital Reserve arising out of consolidation.

18 One of the main businesses of the Group is operating Mobile Telecom Network. The Group is not engaged in the business of trading in Handsets required for accessing the Mobile Telecom Network and consequently, Purchases and Sales of Handsets are not reflected as a Trading Activity. However, the Group is required to provide such Handsets to its customers as a part of the marketing activity related to the Mobile Telecom Network. The Group, therefore, provides such Handsets after purchasing them, the provision normally, being at a discount to the Acquisition Price. The loss on provision of Handsets, including subsidies/ commission given to Distributors and Dealers, amounting to Rs.1,989.2 million is included as part of Sales & Distribution Expenses (refer to Schedule—N).

19 The Company and its subsidiaries RCIL, RTL, RISL, being in the business of Telecommunication Services, Broadband Network and Internet Service are eligible for deduction 80IA (Tax holiday) of the Income tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, the same is not recognised in books of accounts as 31st December, 2006 as per the Accounting Standards Interpretation (ASI) 3 read with Accounting Standard 22 issued by the Institute of Chartered Accountants of India

As a matter of prudence, none of the Companies have recognised Deferred Tax Asset in the Accounts, which mainly consists of carried forward losses, amortisation of license fees and depreciation

Deferred Tax Liability

The deferred tax liability relating to the company and its subsidiaries, comprise of the following

	As at 31st December, 2006
	(Rs. in millions)
a Deferred Tax Liability	
Related to timing difference on depreciation	194.8
b Deferred Tax Asset	
Related to Carried Forward Loss	179.9
Disallowance under the Income Tax Act, 1961	3.8
Net Deferred Tax Liability	11.1

20 Particulars of Derivative Instruments

Particulars of Derivative Instruments acquired for hedging	No. of Instruments	Value	
		US $ millions	Rs. in millions
Principal Only Swap	28	288.33	12,761.5
Currency Swaps	19	673.96	29,829.5
Interest rate Swaps-FC	29	939.76	41,593.8
Interest rate Swaps-INR	60		33,960.0
Options	26	459.88	20,354.3
Structured Derivatives	9	458.87	20,309.6

No derivative instruments are acquired for speculation purpose.

In respect of Foreign exchange Swap and Interest rate Swap transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, gains/ losses are recognized on the settlement day or the reporting day whichever is earlier at the rate prevailing on the respective day. However, in the case of principal portion, gain is recognised only on settlement day.

21 Earnings per Share:

	For the period April 06 - Dec 06
Basic and Diluted EPS (not annualised)	
a) Net Profit / (Loss) available for Equity Shareholders (after minority interest) (Rs. in million) (Numerator used for calculation)	21,390.3
b) Weighted average number of Equity Shares used as denominator for calculating Basic EPS	2044614990
c) Weighted average number of Equity Shares used as denominator for calculating Diluted EPS	2074586042
d) Basic Earnings per Share of Rs.5 each (In Rupees.)	10.5
e) Diluted Earnings per Share of Rs.5 each (In Rupees.)	10.3

22 There are no amounts payable to investor's education and protection fund.

23 As per the Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosure of transactions with the related parties as defined in the Accounting Standard are given below.

A List of related party relationships:

Name of the Related Party	Relationship
a. Shri Anil D. Ambani	Person having control at any time during the period
b. Shri Hasit Shukla	Key Management Personnel
c. Reliance Capital Limited	Associate
d. Reliance Integrated Services Private Limited	Associate
e. Paradox Studios Limited	Associate
f. Uttar Pradesh Network Pvt Limited	Associate
g. Punjab Cybernet Pvt Limited	Associate
h. Bihar Network Pvt Limited	Associate
i. Haryana Cybernet Pvt Limited	Associate
j. Orissa Network Pvt Limited	Associate
k. M P Network Pvt Limited	Associate
l. Kerala Communication Network Pvt Limited	Associate
m.Warf Telecom International Private Limited	Associate

B Transactions during the period with related parties

a. Reliance Capital Limited

		(Rs. in millions)
i.	**Debentures issued**	
	As per Unconsolidated Balance Sheet of RCIL as on 31st March, 2006	14000.3
	Add: Addition during the period	—
	Add: Discount accrued during the period	1133.2
	Less: Repaid during the period	—
	Balance as on 31st December, 2006	15,133.5
ii.	**Lease Liability**	
	As per Unconsolidated Balance Sheet of RCIL as on 31st March, 2006	8.3
	Add: Liability on Assets taken on lease during the period	—
	Less: Repaid during the period	8.3
	Balance as on 31st December, 2006	—
	Transactions with associates	
	Inter company deposits	
	As per Unconsolidated Balance Sheet of RIC and other subsidiaries of the Company as on 31st March, 2006	436.4
	Add: Deposits given during the period	69.3
	Less: Received during the period	288.8
	Balance as on 31st December, 2006	216.9

24 Consolidated Segment Information:

The Company has identified five reportable segments viz. Wireless, Broadband, Long Distance, Investment and Others. Segments have been identified and reported taking into account nature of services provided, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the Company with following additional policies for segment reporting.

a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

b) Segment assets and liabilities represent assets and liabilities in respective segments. Tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

(i) Primary Segment Information

Particulars	*Wireless*	*Broadband*	*Long Distance*	*Investment*	Others	Unallocable	Eliminations	Total
(Rs. in millions)								
Segment Revenue								
External Revenue	75,762.4	4,919.9	22,804.2	747.3	1,079.9			105,313.7
Inter Segment Revenue	1,828.5	3,233.1	16,030.8		921.7		(22,014.1)	—
Net Revenue	77,590.9	8,153.0	38,835.0	747.3	2,001.6		(22,014.1)	105,313.7
Segment Result before Exceptional and non recurring items, interest & taxes	15,519.9	2,441.3	5,433.5	649.1	(1,864.6)	395.2	4.4	22,578.8
Less: Interest Expense						4,687.5		4,687.5
Add : Finance charges						4,292.3		4,292.3
Segment Result before exceptional and non recurring items, taxes	15,519.9	2,441.3	5,433.5	649.1	(1,864.6)	(0.0)	4.4	22,183.6
Less: Provisions, Exceptional and Non Recurring items						326.7		326.7
Less: Provision for Taxation						466.1		466.1
Segment Result after Tax	15,519.9	2,441.3	5,433.5	649.1	(1,864.6)	(792.8)	4.4	21,390.8
Other Information								
Segment Assets	193,365.6	33,333.3	117,320.8	38,561.4	79,191.0	215,401.7	(164,560.6)	512,613.2
Segment Liabilities	37,690.3	4,118.4	55,132.6	1,965.5	3,701.7	333,748.1	(149,427.7)	286,928.29
Capital Expenditure	34,330.7	4,022.0	10,892.0		694.9			49,939.6
Depreciation	12,814.0	1,146.0	4,165.0		921.0		(771.0)	18,275.0
Non cash expenses other than depreciation						0.4		0.4

a) As per Accounting Standard on Segment Reporting (AS) 17, issued by the Institute of Chartered Accountants of India, the Company has reported the above on consolidated basis including businesses conducted through its subsidiaries and companies controlled by the Company

b) The reportable Segments are further described below:

—The Wireless segment include wireless operations of the Company, Reliance Communications Infrastructure Limited, Reliance Telecom Limited and Reliable Internet Service Limited.

—The Broadband segment include broadband operations of the Company, Reliance Communications Infrastucture Limited and Gateway Systems (India) Limited.

—The Long Distance segment include National Long Distance and International Long Distance operations of the Company and its subsidiaries, FLAG Telecom Group Limited, and its subsidiaries and Reliance Infocom BV, and its subsidiaries,

— The Investment Segment include activities of the Company, Reliance Infoinvestments Limited, Reliance Communications Infrastructure Limited, Reliance Globalcom Limited, Reliance Webstores Limited, Synergy Entrepreneur Solutions Limited, Reliance Infocomm Infrastructure Limited and Gateway Systems (India) Limited.

— The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprise of Reliance Webstores Limited, Reliance Infocomm Solutions Limited, Netizen Rajasthan Limited, Netizen

Schedules forming part of Unaudited Consolidated Balance Sheet and Profit and Loss Account — (Continued)

Maharastra Private Limited, Netizen Madhya Pradesh Private Limited and Netizen West Bengal Private Limited

(ii) Secondary Segment Information

	Within India	Outside India	Total
		Rs. in millions	
1. Segment Revenue—External Turnover	87,085.3	18,228.4	105,313.7
2. Segment Assets	444,262.2	68,351.0	512,613.2
3. Segment Liability	237,333.2	49,595.7	286,928.9
4. Segment—Capital Expenditure	37,747.6	12,192.0	49,939.6

Limited Review Report on Pro Forma Unaudited Consolidated Financial Statements

To the Board of Directors of Reliance Communication Ventures Limited

1. We have reviewed accompanying pro forma unaudited *consolidated financial* statements ("Pro Forma Financial Statements") of Reliance Communication Ventures Limited ("RCOVL" or the "Company") for the year ended 31st March 2006. These Pro Forma Financial Statements comprise of the pro forma consolidated balance sheet as at 31st March 2006, the pro forma consolidated profit and loss account for the year ended 31st March 2006 and the related notes thereon. The Pro Forma Financial Statements include the effect of the Demerger Scheme and the proposed Scheme (as described in more detail in Notes 1 and 2 to Schedule 'Q') as if it had occurred on 1st April 2005. The pro forma adjustments reflecting the said transactions are described in Note 4 to Schedule 'Q'.

2. The pro forma adjustments have been applied by the management to the historical amounts in the attached standalone historical financial statements of RCOVL attached to the Pro Forma Financial Statements. These historical financial statements are derived from the historical audited financial statements for the nine months ended 31st December 2005 and reviewed financial statements for the three months ended 31st March 2006. The pro forma adjustments are based on management's assumptions and principles of consolidation as described in Note 4 *to Schedule* 'Q'.

3. The management of the Company is responsible for the preparation and presentation of pro forma unaudited consolidated financial statements of the Company, which reflect the transactions of the Demerger Scheme and the proposed Scheme described in paragraph 1 above. This includes:

   - Identifying components viz. the entities to be consolidated, and including the financial information of the components in the Pro Forma Financial Statements;
   - Identifying related parties and related party transactions for reporting;
   - Issuing instructions to the management of the amalgamating entities and resulting subsidiaries specifying the Company's requirements relating to financial information of the components to be included in the pro forma unaudited consolidated financial statements;
   - Obtaining accurate and complete financial information from components;
   - Use of appropriate consolidation procedures; and
   - Making appropriate consolidation adjustments.

4. The financial statements of the amalgamating companies and their subsidiaries were audited by other auditors and we have relied upon these audited financial statements for performing a limited review except for financial statements of FLAG Telecom Group Limited (Consolidated), Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Infocom B.V. Amsterdam, Reliance Communications (UK) and Reliance Communications (Hong Kong) Limited which are unaudited. These financial statements reflect total assets of Rs. 281,779 million as at 31st March 2006 and total revenue of Rs. 99,412.3 million for the year then ended audited by other firms of chartered accountants and value of total assets of Rs. 35,778.1 million as at 31st March 2006 and total revenue of Rs. 6,856.9 million for the year ended on that date which are unaudited.

5. A limited review of Pro Forma Financial Statements consists principally of applying analytical procedures for financial data and making inquiries of company personnel responsible for financial and accounting matters. *It is substantially* less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the

expression of opinion based on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

6. The objective of the Pro Forma Financial Statements is to show what the significant effects on the historical financial statements might have been had the transaction occurred at an earlier date. However, Pro Forma Financial Statements are not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the above mentioned transaction actually occurred earlier.

7. Based on our limited review carried out by us of the Pro Forma Financial Statements, nothing has come to our attention that causes us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in Note 4 to Schedule 'Q', or that the related pro forma adjustments do not give appropriate effect to those assumptions in the Pro Forma Financial Statements for the year ended 31st March 2006.

8. This report is solely for your information for inclusion in the Offering Circular in connection with issue of Zero Coupon Convertible Bonds and should not be used for any other purpose, disclosed or made available to any other party or referred to in any document without our prior written consent.

For RSM & Co.
Chartered Accountants

Vijay N. Bhatt
Partner
Membership No.: F-36647

Mumbai: 30th April 2006

Reliance Communication Ventures Limited
Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006

	Schedule	As at 31st March 2006
		(Rs. in millions)
SOURCES OF FUNDS		
SHAREHOLDERS FUNDS		
Share Capital	A	10,223.1
Reserves and Surplus	B	107,196.4
		117,419.5
Minority Interest		**95.8**
LOAN FUNDS		
Secured Loans	C	73,800.0
Unsecured Loans	D	29,531.5
		103,331.5
Deferred Tax Liability [Refer to note 16 to schedule Q]		**16.0**
Total		**220,862.8**
APPLICATION OF FUNDS		
FIXED ASSETS	E	
Gross Block		228,294.6
Less: Depreciation		45,756.1
Less: Impairment		1,816.5
Net Block		180,722.0
Capital Work-in-Progress		31,304.5
		212,026.5
GOODWILL ON CONSOLIDATION		**2,236.8**
INVESTMENTS	F	**22,163.0**
CURRENT ASSETS, LOANS AND ADVANCES		
Current Assets	G	
Inventories		4,075.5
Sundry Debtors		1 6,808.1
Cash and Bank Balances		37,994.9
Other Current Assets		764.9
Loans and Advances	H	23,667.5
		83,310.9
Less: Current Liabilities and Provisions	I	
Current Liabilities		32,663.7
Advance from Customers and Deferred Revenue		46,920.0
Provisions for Tax, Disputed Claims and retirement benefits		19,290.7
		98,874.4
Net Current Assets		**(15,563.5)**
Total		**220,862.8**
SIGNIFICANT ACCOUNTING POLICIES	P	
NOTES ON ACCOUNTS	Q	

Reliance Communication Ventures Limited
Proforma Unaudited Consolidated Profit and Loss Account for the year ended 31st March 2006

	Schedule	Year ended 31st March 2006
		(Rs. in millions)
INCOME		
Service Income		115,617.3
Less: Deferement		1,188.0
Less: Service Tax		8,156.7
Net Service Income		106,272.6
Other Income	J	1,390.9
EXPENDITURE		**107,663.5**
Access charges and License Fees		40,404.1
Other Network Operation Expenses	K	15,346.0
Payment to and Provisions for Employees	L	8,394.3
Sales and Distribution Expenses	M	10,357.7
General and Administration Expenses	N	8,429.2
		82,931.3
Operating Profit before Interest, Depreciation, Amortisation and Extraordinary Items		**24,732.2**
Finance Charges (Net)	O	2,594.7
Operating Profit before Depreciation, Amortisation and Extraordinary Items		**22,137.5**
Depreciation and Amortisation		16,947.8
Preliminary Expenses Written Off		39.0
Profit before Tax and Extraordinary Items		**5,150.7**
Extraordinary Items		
Employee Restructuring Cost		**374.3**
Profit before Tax		**4,776.4**
Provision for—Current Tax		150.8
—Deferred Tax		14.8
—Fringe Benefit Tax		171.7
		337.3
Profit after tax		**4,439.1**
Share of Profit transferred to Minority		6.2
Profit for the year (after adjustment for minority interest)		4,432.9
Add: Balance brought forward from last year		(3,575.5)
Amount Available for Appropriations		**857.4**
APPROPRIATIONS		
Transfer from Debenture Redemption Reserve		**140.5**
Transferred to Statutory Reserve Fund		**(7.5)**
Balance carried to Balance Sheet		**990.4**
Basic and diluted Earning Per Share of Rs.5/- each fully paid up (in Rs.)		**2.17**
[Refer note 17 to schedule Q]		
SIGNIFICANT ACCOUNTING POLICIES	P	
NOTES ON ACCOUNTS	Q	

Reliance Communication Ventures Limited
Schedules forming part of the Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006

	As at 31st March 2006
	(Rs. in millions)
SCHEDULE A	
SHARE CAPITAL	
Authorised:	
2,000,000,000 Equity Shares of Rs.5 each	10,000.0
1,000,000,000 Unclassified Shares of Rs.5 each	5,000.0
	15,000.0
Issued Subscribed and Paid up:	
1,223,130,422 Equity Shares of Rs.5 each fully paid up	6,115.7
Share Suspense Account	
821,484,568 Equity Shares of Rs.5 each fully paid up [Refer to Note No 2 to Schedule Q]	4,107.4
	10,223.1

	As at 31st March 2006
	(Rs. in millions)
SCHEDULE B	
RESERVES AND SURPLUS	
Statutory Reserve Fund*	10.2
Debenture Redemption Reserve	38.8
General Reserve	106,157.0
Profit and Loss account	990.4
	107,196.4

* Created pursuant to Reserve Bank of India *(Amendment)* Act 1997 in respect of Reliance Infoinvestments Limited, the subsidiary of Reliance Infocomm Limited.

	As at 31st March 2006
	(Rs. in millions)
SCHEDULE C	
SECURED LOANS	
Zero Coupon Secured, Redeemable Non convertible Debentures of maturity value Rs.0.08 million each	24,513.3
Less: Unamortised Discounts	(10,513.1)
	14,000.2
Term Loans from Financial Institutions	
—Foreign Currency Loans	21,694.8
Term Loans from Banks	
—Rupee Loans	35,255.0
Short term Loan from Banks	2,850.0
	73,800.0

1. The Zero Coupon Secured, Redeemable Non Convertable Debentures, referred to above, consist of 3,21,190 issued by Reliance Communications Infrastructure Limited, at price of Rs.0.03 million each aggregating to Rs.8,039.4 million.

Reliance Communication Ventures Limited
Schedules forming part of the Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

2. The Debentures referred to above are secured by way of mortgage on a specific immovable property of Reliance Communication Infrastructure Limited and further secured / to be secured by way of floating charge on other fixed assets (other than operating licences) of Reliance Communication Infrastructure Limited both present and future.

3. The issuer and the investor have a Call / Put Option on or after 1st September 2006 for redemption of all or any of the Debentures held by the investor. Such Call / Put Option is excercisable once every year on 1st September after giving 60 days notice to the investor/issuer as the case may be, as under:

Date of Redemption/Maturity Date	Amount payable per Debenture to Investor
	(Rs.)
1st September 2006	45,518
1st September 2007	50,472
1st September 2008	55,981
1st September 2009	62,073
1st September 2010	68,829
1st September 2011 (Maturity Date)	76,320

4. Foreign Currency Loans taken from Financials Institutions of Rs.20,983.2 million and the Rupee loans taken from Banks of Rs.35,255 million in Reliance Infocomm Limited are, inter alia, secured by way of first pari passu mortgage / charge / assignment in favour of the Security Trustee for the benefit of Financial Institutions and Banks, on its immovable, movable and intangible assets/ properties (but excluding goodwill & brand name) including intellectual Property Rights, all revenues, accounts and receivable both present and future and assignment of rights under specified Project Documents and the Telecom License Agreements. Rs.711.6 million of foreign currency loans are secured by assets of foreign subsidiaries

5. Short Term Loan from a bank, referred to above is secured against Fixed Deposits.

	As at 31st March 2006
	(Rs. in millions)
SCHEDULE D	
UNSECURED LOANS	
Short term Loans from Banks	
—Rupee Loans	5,700.0
Term Loans from Banks	
—Foreign Currency Loans	13,384.5
—Foreign Currency Loans—Buyers' Credit	10,356.1
Loans from Bodies Corporate	90.9
Total	**29,531.5**

Reliance Communication Ventures Limited
Schedules forming part of the Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

Schedule E

FIXED ASSETS
(at cost less depreciation/amortisation)

Description	Gross Block					Depreciation / Amortisation						Net Block
	As at 1st April 2005	Additions	Deductions/ Adjustments	Adjustments on account of currency translation	As at 31st March 2006	As at 1st April 2005	Depreciation for the year	Deductions/ Adjustments	Adjustments on account of currency translation	As at 31st March 2006	Impairment	As at 31st March 2006
						(Rs. in millions)						
Own Assets:												
Leasehold Land	528.42	64.27	105.04	2.16	485.49	209.38	34.56	111.21	0.93	131.80		353.69
Freehold Land	862.14	135.65			997.79							997.79
Buildings	8,869.89	1,183.90			10,053.79	975.07	677.17			1,652.24		8,401.55
Electrical Installation	1,416.42	13.69			1,430.11	432.93	213.63			646.56		783.55
Office Equipment	337.59	102.76	1.08		439.27	90.42	31.98	0.34		122.06		317.21
Computers	289.25				289.25	204.03	51.28			255.31		33.94
Plant and Machinery	137,321.55	28,878.51	431.70	8.86	165,759.50	20,185.61	12,503.07	434.09	5.00	32,249.59	1,816.50	131,693.41
Furniture and Fixture	1,314.01	249.24	91.27	1.11	1,470.87	368.55	111.39	96.29	0.85	382.80		1,088.07
Vehicles	260.48	331.61	20.37		571.72	243.15	42.82	7.48		278.49		293.23
Sub total	151,199.75	30,959.63	649.46	12.13	181,497.79	22,709.14	13,665.90	649.41	6.78	35,718.85	1,816.50	143,962.44
Leased Assets:												
Plant and Machinery	2,584.83				2,584.83	233.03	96.27			329.30		2,255.53
Office Equipment	2.79				2.79	1.33	0.34			1.67		1.12
Furniture and Fixtures	3.19				3.19	1.26	0.32			1.58		1.61
Vehicles	9.92				9.92	5.74	2.14			7.88		2.04
Sub total	2,600.73				2,600.73	241.36	99.07			340.43		2,260.30
Intangible Assets:												
Indefeasable Right of Connectivity	16,874.53	2,006.46	(1,150.05)	116.71	19,914.33	2,946.60	1,653.16	(34.59)	(2.69)	4,637.04		15,277.29
Entry Fees for Telecom Licence	24,132.82				24,132.82	3,289.44	1,693.72			4,983.16		19,149.66
License and know how Course fee												
Software	2.32				2.32	1.94	0.11			2.05		0.27
Movie Rights	65.84	6.55			72.39		0.35			0.35		72.04
Digitised maps												
Goodwill	74.22				74.22	74.22				74.22		
Sub total	41,149.73	2,013.01	(1,150.05)	116.71	44,196.08	6,312.20	3,347.34	(34.59)	(2.69)	9,696.82		34,499.26
Total	194,950.21	32,972.64	(500.59)	128.84	228,294.60	29,262.70	17,112.31	614.82	4.09	45,756.10	1,816.50	180,722.00
Capital work in Progress [Net of provision]												31,304.50

Notes to Fixed Assets schedule

1. Building includes:

   a) Rs.250 towards cost of shares in Co-operative Societies held by company's subsidiary Reliance Telecom Limited.

   b) Rs.0.2 million towards cost of Shares acquired in a Company held by company subsidiary Reliance Communications Infrastructure Limited.

2. Capital Work-in-Progress includes:

   a) Rs.12,469.4 million on account of advance against capital expenditure.

   b) Rs.3,773.3 million on account of project development expenditure.

   c) Rs.2,864.6 million on account of material at site.

3. Freehold Land includes:

   a) Rs.0.1 million acquired from Karnataka Industrial Areas Development Board (a Government of Karnataka Undertaking). As per the agreement, the ownership of the same will be transferred in March 2008.

   b) Rs.5.5 million towards land acquired, the ownership of which will be transferred at the end of 6 years from December 2006 to March 2008.

4. Depreciation

	Rs. million
Depreciation for the period as per Schedule E	18,348.0
Less: Depreciation capitalised during the period	73.0
Depreciation as per Profit and Loss Account	18,275.0

5. Freehold Land includes:

   a) Rs.0.1 million acquired from Karnataka Industrial Areas Development Board (a Government of Karnataka Undertaking) As per the agreement the ownership of the same will be transferred in March 2008.

   b) Rs.5.5 million towards land acquired, the ownership of which will be transferred at the end of 6 years from December 2006 to March 2008.

6. Electrical Installations includes material equipment of Rs.24.5 million which are under custody and control of Maharashtra State Electricity Board.

7. Reliance Communication Infrastructure Limited has assessed the impairment of capital assets including capital work-in-progress, consequent upon which Rs.3,574.3 million of plant and machinery items in capital work-in-progress and Rs.1,816.5 million in fixed assets have been provided for impairment.

8. Gross block and accumulated depreciation as on 1st April 2005 pertains to assets of amalgamating companies and the resultant subsidiaries including its down stream subsidiaries which would be acquired by the Company pursuant to the proposed Scheme of amalgamation and arrangement. Details of the scheme is provided in note 2 to the schedule Q.

9. The assets of the Company were acquired pursuant to the scheme of demerger and the title of these assets are in the process of being transferred in the name of the Company.

10

	(Rs. in millions)
Depreciation for the year as per above schedule	17,112.30
Less: Depreciation capitalised during the year	87.00
Less: Amortisation of assets included in operating expenses	77.50
Depreciation as per profit and loss account	16,947.80

Reliance Communication Ventures Limited
Schedules forming part of the Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

	As at 31st March 2006
	(Rs. in millions)
SCHEDULE F	
INVESTMENTS	
Non Trade, at Cost	
Long Term Investments	
Government and Other Securities	
6 Year National Savings Certificates (Deposited with Sales Tax Department)	0.2
5 ½ years Kisan Vikas Patra (Rs.5,000) (Deposited with Chennai Metropolitan Development Authority)	0.0
Government Securities	3,318.6
Commercial Paper	843.4
Bonds and Certificate of Deposit	8,510.1
	12,672.3
Investments in shares—Unquoted, fully paid up	
In Equity Shares of Companies	
31,200 equity shares of Reliance Globalcom Pvt Ltd. of Rs.10 each	0.3
30,000 equity shares of Reliance National Communications Pvt Ltd. of Rs.10 each	0.3
4,300* equity shares of Finnesse Innovation Pvt Ltd of Rs.10 each	0.0
69,524** equity shares of WorldTel Holding Limited., Bermuda of U.S.$0.05 each	19.3
1,300* equity shares of Neitizen Uttar Pradesh Pvt. Ltd. of Rs.10 each	0.0
2,200* equity shares of Bihar Network Pvt. Ltd. of Rs.10 each	0.0
1,100* equity shares of Haryana Cybernet Pvt. Ltd. of Rs.10 each	0.0
1,100* equity shares of Kerala Communication Pvt. Ltd. of Rs.10 each	0.0
2,200* equity shares of MP Network Pvt. Ltd of Rs.10 each	0.0
3,300 equity shares of Orissa Network Pvt. Ltd. of Rs.10 each	0.1
1,100* equity shares of Punjab Cybernet Pvt. Ltd of Rs.10 each	0.0
1,100* equity shares of Uttar Pradesh Network Pvt. Ltd of Rs.10 each	0.0
4,400 equity shares of West Bengal Network Pvt. Ltd of Rs.10 each	0.1
1,400* equity shares of Pragati VAP Pvt. Ltd of Rs.10 each	0.0
1,400* equity shares of Reliance Infostreams Pvt. Ltd of Rs.10 each	0.0
1,900* equity shares of Reliance Next Link Pvt Ltd of Rs.10 each	0.0
1,50,000 equity shares of Global Innovative Pvt. Ltd. of Rs.10 each	1.5
1,400* equity shares of Reliance Broadband Comm Pvt Ltd of Rs.10 each	0.0
1,400* equity shares of Reliance Broadcom Pvt Ltd of Rs.10 each	0.0
1,820* equity shares of Reliance Entertainment Pvt Ltd of Rs.10 each	0.0
2,700* equity shares of Reliance Energy Transmission Limited of Rs.10 each	0.0
6,50,25,000 equity shares of Warf Telecom International Pvt Ltd of Rs.10 each	48.6
	70.2
In Preference Shares of Companies	
1,000,000, 9% Cummulative Non Convertible Redeemable Preference shares of Reliance Infostreams Pvt. Ltd. Of Re.1 each	50.0
Current Investments	
Other Investments—Unquoted	
In Pass Through Certificate	1,662.3
In Mutual Fund Units	7,708.2
	22,163.0

* Zero values due to rounding off differences

** Pending transfer in the name of the Company

Reliance Communication Ventures Limited
Schedules forming part of the Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

	As at 31st March 2006
	(Rs. in millions)
SCHEDULE G	
CURRENT ASSETS	
Inventories	
Stores and Spares	1,190.5
Communications Devices and Accessories	2,885.0
	4,075.5
Sundry Debtors (Unsecured)	
Over Six months	
Considered Good	3,272.7
Considered Doubtful	4,040.1
	7,312.8
Less: Provision for doubtful debts	4,040.1
	3,272.7
Others	
Considered Good	13,535.4
Considered Doubtful	673.8
	14,209.2
Less: Provision for doubtful debts	673.8
	13,535.4
	16,808.1
Cash and Bank Balances	
Cash on hand	2.5
Cheques on hand	105.7
Balances with Banks:	
In Current Accounts with Scheduled Banks	5,442.0
In Exchange Earners' Foreign Exchange Account with Scheduled Banks	17.6
In Fixed Deposits with Scheduled Banks (includes FDR placed with Banks Rs.3,000 million) and Deposit Receipts lodged with Sales Tax Dept Rs.0.1 million	32,427.1
	37,994.9
Other Current Assets	
Interest Accrued on Investments	730.3
Others	34.6
	764.9
	59,643.4
SCHEDULE H	
LOANS AND ADVANCES	
(Unsecured, considered good)	
Advances recoverable in cash or kind or for value to be received [Net of provision]	12,964.6
—Capital Advances	
Deposits	10,677.1
Balance with Customs, Central Excise Authorities, etc	25.8
	23,667.5
Total	**83,310.9**

Reliance Communication Ventures Limited
Schedules forming part of the Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

	As at 31st March 2006
	(Rs. in millions)
SCHEDULE I	
CURRENT LIABILITIES AND PROVISIONS	
Current Liabilities	
Sundry Creditors	
—Small Scale Industrial Undertakings	156.5
—Others**	17,752.2
Interest accrued but not due on secured and unsecured loans	317.6
Liability for Leased Assets	585.8
Other Liabilities	13,851.6
	32,663.7
Advance from Customers and Deferred Revenue	46,920.0
Provisions for Taxes, Disputed Claims and Retirement Benefits	
Provision for Wealth Tax*	4.8
Provision for Income Tax*	419.8
Provision for Fringe Benefit Tax*	161.2
Provision for Disputed Claims	18,159.9
Provision for Retirement Benefits	545.0
	19,290.7
	98,874.4

* Net of advance tax and tax deducted at source

** Includes for Capital Expenditure Rs.10,351.20 million

Reliance Communication Ventures Limited
Schedules forming part of the Proforma Unaudited Consolidated Profit and Loss Account for the Period ended 31st March 2006 — (Continued)

	Year ended 31st March 2006
	(Rs. in millions)
SCHEDULE J	
Other Income	
Income from Financial services	215.8
Profit on Sale of Current Investments	671.5
Profit on Disposal of Assets	1.2
Miscellaneous Income	502.4
	1,390.9

	Year ended 31st March 2006
	(Rs. in millions)
SCHEDULE K	
Other Network Operation Expenses	
Repairs and Maintenance	4,042.1
Rent, Rates and Taxes	2,925.7
Power and Utilities	2,469.9
Stores and Spares	566.7
Leased line and Bandwidth charges	247.7
Other Network Operation expenses	5,093.9
	15,346.0

	Year ended 31st March 2006
	(Rs. in millions)
SCHEDULE L	
Payment to and provision for employees	
Salaries	7,180.2
Contribution to Provident Fund, Gratuity Fund and Superannuation Fund	532.7
Employee Welfare and Other amenities	681.4
	8,394.3

	Year ended 31st March 2006
	(Rs. in millions)
SCHEDULE M	
Sales and Distribution Expenses	
Brokerage and Commission	1,902.4
Other Sales and distribution Expenses	7,657.1
Net Expense on Handset Operations:	
Sales of Handset & Accessories	13,771.7
Less: Cost of Sales	13,824.2
[Refer Note no 14 of schedule Q]	
	52.5
Provision for Doubtful Debts	745.7
	10,357.7

Reliance Communication Ventures Limited
Schedules forming part of the Proforma Unaudited Consolidated Profit and Loss Account for the Period ended 31st March 2006 — (Continued)

	31st March 2006
	(Rs. in millions)
SCHEDULE N	
General and Administration Expenses	
Legal and Professional Fees	1,494.6
Rent, Rates & Taxes	1,065.2
Travelling and Conveyance	886.2
Exchange (Gain)/Loss	619.7
Repairs and Maintenance	
—Machinery	2.4
—Building	108.8
—Others	294.5
Electricity	420.4
Bank charges	329.8
Hire charges	240.2
Insurance	236.7
Business Centre expenses	45.5
Loss on Sale of Assets	19.6
Other Administration Expenses	2,665.6
	8,429.2

	Year ended 31st March 2006
	(Rs. in millions)
SCHEDULE O	
Finance Charges	
Interest and Financial Charges	3,854.3
Finance Charges on Leased Assets	51.1
Less: Interest Income	(1,310.7)
	2,594.7

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

Schedule P

Significant accounting policies to the proforma consolidated balance sheet and profit and loss account

A. Background

The Company holds less than fifty per cent of the equity shares of each of its key investments viz. Reliance Infocomm Limited, Reliance Communication Infrastructure Limited and Reliance Telecom Limited. The Company does not have any subsidiary as on 31st March 2006, the date of preparation of financial statements. Consequently, the Company is not required to prepare consolidated financial statements as per the accounting standards issued by the Institute of Chartered Accountants of India.

In terms of Scheme of Demerger referred in Note 1 of Schedule Q and proposed Scheme of Arrangement and Amalgamation referred in Note 2 of Schedule Q assets and liabilities of telecommunication undertaking and certain companies (including the aforesaid companies) or the control is vested in the Company from the appointed date specified in the schemes. The demerger scheme became effective from 1st September 2005. The proposed scheme has not become effective as at 31st March 2006 as the approvals of shareholders and regulatory authorities are pending to be received. As such, the Company is not required to prepare consolidated financial statements giving effect of the proposed Scheme. However, with a view to present consolidated performance of the telecommunication business and to enable the investors to take a holistic view of the business carried by the Company and its investee companies, the management has prepared pro forma unaudited consolidated financial statements by consolidating (even though consolidation is strictly not applicable) the accounts of the investee companies by substantially applying the principles laid in the provisions of Accounting Standard (AS) 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India as near thereto as appropriate for the purpose of these financial statements. The said consolidation has been done by making pro forma adjustments to the standalone financial statements of the Company for the year ended 31st March 2006 with a view to reflect the financial position and performance of the Company as if the Demerger Scheme and the proposed Scheme had occurred on 1st April 2005. The principles of consolidation and pro forma adjustments carried out by the management are detailed in Note 4 in Schedule Q to the pro forma unaudited consolidated financial statements.

B. Other significant accounting policies:

1. Basis of preparation of proforma consolidated financial statements

The underlying financial statements of proforma unaudited consolidated financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India.

2. Use of estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known/ materialised.

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

3. *Fixed Assets*

a. Fixed Assets are stated at cost net of CENVAT less accumulated depreciation, Amortisation and impairment loss, if any.

b. All costs including financing cost till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

c. Expenses incurred relating to project prior to commencement of commercial operation are considered as project development expenditure and shown under Capital Work-in-Progress.

d. Entry Fees paid for Telecom Licenses and Indefeasible Right of Connectivity are stated at cost for acquiring the same less accumulated amortisation. These, being intangible assets, are classified as Fixed Assets.

4. *Depreciation / amortisation*

a. Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in cases of Cable Systems, Telecom Electronic Equipment, Customer Premises Equipment and certain Other Assets for which useful life has been considered based on technical estimation.

b. Depreciation on assets taken on finance lease is provided over the remaining period of lease from the commencement of commercial operations.

c. Leasehold land is amortized over the period of the lease term.

d. Intangible assets, namely entry fees for Telecom Licenses and Indefeasible Right of Connectivity are amortised equally over the balance period of Licenses or Indefeasible Rights from the date of commencement of commercial services or acquisition.

5. *Leases*

a. In respect of operating leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the Accounting Standard—19 issued by the Institute of Chartered Accountants of India, except for rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

b. In respect of finance leases the lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as Liabilities for Leased Assets in compliance with the provisions of the Accounting Standard—19 issued by the Institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against Liabilities for Leased Assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

6. *Impairment of assets*

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

7. Revenue recognition

Revenue (Income) is recognised as and when the services are performed on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

8. Provision for doubtful Debts

Provision is made in the Accounts for doubtful debts in cases where the management considers the debts to be doubtful of recovery.

9. Investments

Investments are classified into long term and current investments. Investments which are intended to be held for more than one year are classified as long term investments and investments which are intended to be held for less than one year, are classified as current investments.

Current Investments are carried at lower of cost and quoted / fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

10. Inventories

Inventories are valued at lower of cost or net realisable value. Cost of communication devices and accessories and stores and spares are determined on weighted average basis, or net realisable value whichever is less. In case of inventories, certain spare parts are valued at First in First Out basis.

11. Employee retirement benefits

Gratuity and Leave Encashment Liability are provided for based on actuarial valuation done at the year end while Company's contributions towards Provident Fund and Superannuation fund are provided on actual basis.

12. Borrowing cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

13. Foreign currency transactions

a. Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

b. Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the year end rate and the rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

c. Non monetary foreign currency items are carried at cost.

d. Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account, except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

14. Miscellaneous expenditure

Miscellaneous Expenses are charged to Profit & Loss account as and when they are incurred.

15. Taxes on income

Provision for Income Tax is made on the basis of estimated taxable income for the year at current rates. Tax expense comprise both Current Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income tax payable/ recoverable in respect of the taxable income / loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

16. Government grants

Subsidies provided by Government for providing telecom services in rural areas are netted off against related expenses.

17. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

Reliance Communication Ventures Limited Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

Schedule Q

Notes on accounts

1 Demerger scheme

In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the demerger Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy Undertaking, Gas based Energy Undertaking, Financial Service Undertaking and Telecommunication Undertaking to four separate transferee companies. All the assets and liabilities of the Demerged Undertaking are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9th December 2005 and same has been filed with Registrar of Companies on 21st December 2005 and the appointed date as per the demerger scheme is 1st September 2005.

As per the said demerger scheme:

a. All the properties, investments, assets and liabilities relatable to Telecommunication Undertaking' of Reliance Industries Limited (RIL) are transferred and vested in the Company on a going concern basis.

b. The said transfer has been affected at the values appearing in the books of RIL as at 31st August 2005 and recorded as such in book of accounts of the Company. The book value of assets over liabilities as on that date aggregates to Rs.153,893.38 million.

c. In consideration of the demerger, the Company has issued and alloted its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs.5 each fully paid up in the Company for every one equity share of Rs.10 each fully paid up held by the shareholders of RIL. Accordingly, the equity share capital of the Company stands increased to Rs.6,115.7 million. Consequent to the allotment of the new shares, the then existing share capital of the Company of Rs.0.5 million is cancelled and the said amount is transferred to Capital reserve. Pursuant to such allotment and cancellation the Company ceases to be the subsidiary of RIL from 27th January 2006.

d. Excess of net assets so recorded, over the amount of share capital issued amounting to Rs.147,777.7 million is recognized in these financial statements, and as stipulated in the demerger scheme, is classified as 'General Reserve'.

Pursuant to the Demerger Scheme effective from 1st September 2005, RCOVL is the flagship company for all telecommunication business and holds investments in telecommunication companies chiefly, comprising of:

a. Reliance Communication Infrastructure Limited;

b. Reliance Infocomm Limited; and

c. Reliance Telecom Limited

2 The proposed Scheme

The Board of Directors of the Company at meeting held on 12th March 2006 interalia approved a Scheme of Amalgamation and Arrangement ('the proposed Scheme') for the amalgamation of Reliance Infocomm Limited ('RIC'), Ambani Enterprises Private Limited ('AEPL'), Reliance Business

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

Management Private Limited ('RBM'), Formax Commercials Private Limited ('Formax'), Reliance Communications Technologies Limited ('RCTL'), Reliance Software Solutions Private Limited ('RSSPL'), Reliance Communications Solutions Private Limited ('RCSPL') and Panther Consultants Private Limited ('PCPL') with the Company and respective shareholders and creditors. The proposed Scheme also provides for the demerger of the Network division of Reliance Communication Infrastructure Limited ('RCIL') and vesting the same with the Company.

The Scheme will be subject to all necessary permissions, sanctions and approvals, including, inter-alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities, etc.

The appointed date as per the proposed Scheme is:

a. 1st January 2006 or such other date as may be approved by the High Court in case of amalgamation of AEPL, RBM, Formax, RCSPL, RCTL and RSSPL with the Company.

b. 1st March 2006 or such other date as may be approved by the High Court in case of amalgamation of PCPL with the Company.

c. 31st March 2006 or such other date as may be approved by the High Court in case of amalgamation of RIC and Network Division of RCIL with the Company.

As per the proposed Scheme:

a. All the assets in the books of AEPL, RBM, Formax, RCSPL, RCTL, RSSPL, PCPL and the Network Division of RCIL shall be transferred and vested in the Company at their respective fair values and all the liabilities at their respective book values on a going concern basis (i.e. Net Asset Value)

b. In consideration of amalgamation, the Company will issue and allot 821,484,568 equity shares aggregating to Rs.4,107.4 million on proposed Scheme becoming effective to:

Shareholders of AEPL 556,329,165 equity shares in the ratio of 556.33 equity shares of Rs.5 each fully paid up in the Company for every 1 equity share of Rs.10 each fully paid up held by shareholders of AEPL

Shareholders of PCPL 265,155,403 equity shares in the ratio of 26,515.5 equity shares of Rs.5 each fully paid up in the Company for every 1 equity share of Rs.10 each fully paid up held by shareholders of PCPL

Pending approval of the proposed Scheme, shares to be issued under the proposed Scheme is presented as share suspense account under Share Capital.

Further, upon the proposed Scheme becoming effective, the amalgamated RCOVL would have following five resultant subsidiaries with their own further downstream subsidiaries:

a. Reliance Communication Infrastructure Limited
b. Reliance Telecom Limited ('RTL')
c. FLAG Telecom Group Limited ('Flag')
d. Reliance Infocomm Infrastructure ('RIIPL')
e. Campion Properties Limited ('Campion')

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

3 Entities used for consolidation

The entities considered in the consolidated financial statements are:

Name of the entity

Amalgamating entities:

1 Reliance Infocomm Limited
2 Ambani Enterprises Private Limited
3 Reliance Business Management Private Limited
4 Formax Commercials Private Limited
5 Reliance Communications Technologies Limited
6 Reliance Software Solutions Private Limited
7 Reliance Communications Solutions Private Limited
8 Panther Consultants Private Limited

Resulting subsidiaries and their downstream subsidiaries:

1 Reliance Communication Infrastructure Limited
2 Reliance Communications Rajasthan Limited
3 Reliance Mobile Private Limited
4 Matrix Innovations Private Limited
5 Reliance Telecom Limited
6 Gateway Systems (India) Limited
7 Reliance Communications Investment & Leasing Limited
8 Reliance Infoinvestments Limited
9 Netizen Rajasthan Limited
10 Reliance Infocomm Solutions Limited
11 Netizen Gujarat Limited
12 Reliance Webstores Limited
13 Reliance Gateway Net Limited
14 Reliance Infocom BV
15 Reliance Infocom Inc.
16 Reliance Communications Inc.
17 Reliance Communications International Inc.
18 Reliance Communications Canada Inc.
19 Reliance Netway Inc.
20 Reliance Communications UK Limited
21 Reliance Communications (Hongkong) Limited
22 FLAG Telecom Group Limited
23 FLAG Telecom Belgium Network SA
24 FLAG Pacific Holdings Limited
25 FLAG Telecom Development Limited
26 FLAG Telecom Group Services Limited
27 FLAG Pacific Limited
28 FLAGWEB Limited
29 FLAG Telecom USA Limited
30 FLAG Telecom Network USA Limited
31 FLAG Telecom Development Services Company LLC
32 FLAG Atlantic France SAS

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

33 FLAG Telecom France Services Eurl
34 FLAG Telecom France Network SAS
35 FLAG Telecom Deutschland GmbH
36 FLAG Telecom Deutschland Network GmbH
37 FLAG Telecom Hellas AE
38 FLAG Telecom Asia Limited
39 FLAG Access India Private Limited
40 FLAG Telecom Ireland Network Limited
41 FLAG Telecom Network Services Limited
42 FLAG Telecom Ireland Limited
43 FLAG Telecom Servizi Italia SpA
44 FLAG Telecom Japan Limited
45 FLAG Telecom Korea Limited
46 FLAG Telecom Singapore Pte. Limited
47 FLAG Telecom Espana SA
48 FLAG Telecom Espana Network SAU
49 FLAG Telecom Taiwan Services Limited
50 FLAG Telecom Taiwan Limited
51 FLAG Telecom Nederland BV
52 FLAG Telecom Nederland Network BV
53 FLAG Atlantic UK Limited
54 FLAG Telecom Limited
55 Seoul Telnet Inc.
56 FLAG Holdings (Taiwan) Limited
57 Netizen Maharashtra Private Limited
58 Netizen Madhya Pradesh Private Limited
59 Netizen West Bengal Private Limited
60 Reliance Communications Maharashtra Private Limited
61 Reliance Communications Himachal Pradesh Private Limited
62 Reliance Communications West Bengal Private Limited
63 Reliance Communications Delhi Private Limited
64 Reliance Communications Tamil Nadu Private Limited
65 Reliance Communications Jammu & Kashmir Private Limited
66 Reliance Communications Haryana Private Limited
67 Karma Commercial Private Limited
68 Gurukul Commercial Private Limited
69 Parikrama Commercial Private Limited
70 Reliance Infosoft Private Limited
71 Synergy Enterpreneur Solutions Limited (SESPL)
72 Reliance Infocomm Infrastrcuture Private Limited
73 Campion Properties Private Limited

Following downstream subsidiaries of RIC were temporarily held for divestment and were actually divested before the end of the financial year and hence not considered for pro forma unaudited consolidated financial statements:

- NIS Sparta Limited
- Paradox Studious Limited
- Reliance Digital World Private Limited
- Reliable Internet Services Limited

4 Principles and assumptions used for pro forma consolidation and pro forma adjustments

a. The pro forma consolidated financial statements have been prepared substantially applying the principles laid in the Accounting Standard (AS) 21 Consolidated Financial Statements issued by the Institute of Chartered Accountants of India as considered appropriate for the purposes of these pro forma consolidated financial statements. However, the pro forma consolidated financial statements does not include disclosures relating to consolidated pro forma cash flow statement (since this is the first year for which consolidated financial statements are prepared) and segment information.

b. The Demerger Scheme and the proposed Scheme is assumed to be effective from 1st April 2005 and RCOVL had control as on that date over the resultant subsidiaries.

c. The pro forma unaudited consolidated financial statements is prepared by consolidating in stand alone financial statements of the Company

- financial statements of RIC and its subsidiaries
- financial statements of the resultant subsidiaries [including its downstream subsidiaries]

d. The said consolidation is done on a line by line basis by adding together like items of assets and liabilities as at 31st March 2006 and income and expenses from 1st April 2005 to 31st March 2006 and eliminating intra group transactions.

e. Following pro forma adjustments are given to give effect to the Demerger Scheme and the proposed Scheme as if it had occurred on 1st April 2005:

- Goodwill arising on amalgamation of Rs.11,570 million is determined as on 1st April 2005, which represents difference between net book value of assets (i.e. assets less liabilities) vested pursuant to the proposed Scheme as on 1st April 2005 and consideration in terms of shares proposed to be issued. Goodwill is determined after making adjustments specified in the proposed Scheme which are listed below:

  Cancellation of equity share capital of RIC held by RCIL of Rs.1,013.5 million

  Cancellation of preference share capital of RIC held by RCIL of Rs.300 million

  Recasting of standalone and consolidated audited financial statements of RIC and RCIL for the year ending 31st March 2005 by Rs.21,650 million and Rs.17,580 million respectively for expenses, write offs and provisions identified by the management [Refer Note 7(I) and (II) below]. This amount is adjusted against profit and loss account balance.

  Other consequential adjustments carried out include:

- Conversion of 1,620,000,000 preference shares of RIC of Re.1 each, into 2,877,585,350 equity shares of Re.1 each. The said preference shares were earlier held by RIL as at 1st April 2005, which were converted into equity shares as on July 2005 and subsequently transferred to the Company pursuant to Demerger Scheme. However, the management has assumed the effect of conversion as on 1st April 2005.

- Cancellation of share capital of RIC held by RCTL of Rs.2,205 million by adjusting reserves and surplus of RCTL to give effect for elimination of consolidated financial statements of RIC in consolidated restated financial statements of RCIL.

- Reversal of Rs.716.6 million representing preference share capital of AEPL and PCPL on account of no consideration to be paid against the underlying shares held by shareholders of AEPL and PCPL, the amalgamating companies. This amount is adjusted against general reserve.

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

f. The aforesaid pro forma adjustments to give effect to the proposed Scheme are made at book value of assets whereas the proposed Scheme envisages transfer of assets of the amalgamating entities at their respective fair values. The management has not determined the fair values of transferred assets as of 1st April 2005. Had the value of assets been considered on fair value, as per the proposed Scheme the value of goodwill on amalgamation and the carrying value of assets would be different than what is considered in the pro forma unaudited consolidated financial statements.

Accordingly, goodwill of Rs.11,570 million arising on amalgamation at historical cost is adjusted against general reserve and not amortised.

Further, the proposed Scheme also provides for adjustment for provision of business restructuring cost not exceeding Rs.30,000 million against the excess of Net Asset Value transferred to the Company over the face value of equity shares issued and allotted under the proposed Scheme. Pending determination of fair value of assets no adjustments has been made for such costs in the pro forma unaudited consolidated financial statements.

g. Goodwill arising on consolidation of Rs.30,050 million is determined as on 1st April 2005, of which Rs.27,810 million are adjusted against general reserves.

h. Depreciation on fixed assets owned by RIIPL is provided on written down value basis as against straight line basis followed by the Company. Had the depreciation policy been consistently applied the cumulative depreciation charge would have been lower by Rs.1,380 million, the goodwill would have been lower by Rs.990 million and profit for the year would have been higher by Rs.390 million.

5 Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai name of the Company has been changed as under:

Certificate Dated	Change of name particulars
25th July 2005	From "Reliance Infrastructure Developers Private Limited" to "Reliance Infrastructure Developers Limited"
3rd August 2005	From "Reliance Infrastructure Developers Limited" to "Reliance Communication Ventures Limited".

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

6 Details of Project Development Expenditure (included under Capital Work-in-Progress):

	For the year ended 31st March 2006
	(Rs. in millions)
Opening balance	**3,289.50**
ADD:	
Stores, Spares & Consumables	30.30
Payments to & Provisions for Employees	89.20
Rent	215.50
Rates and Taxes	76.80
Repairs	20.10
Travelling Expenses	63.40
Professional Fees	312.10
Power, Water and Electricity	49.70
Network Setup Costs	246.70
General and Administrative Expenses	307.10
Interest on Finance Lease	
Interest:	
Term Loans	1,226.10
Bank Charges	1.90
Amortisation of Discount on Debentures	705.60
Depreciation	71.3
	3,415.80
LESS:	
Capitalised / Charged to Profit & Loss Account	2,880.30
Sale of Scrap	12.00
Closing Balance	**3,813.00**

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet and Profit and Loss Account for the year ended 31st March 2006 — (Continued)

7 Provisions, Exceptional and Non-Recurring Items and Contingent Liabilities

	As at 31st March 2006
	(Rs. in millions)
(I) Provisions	
Disputed claims / Potential Claims against the Company by DOT, MTNL, BSNL for alleged violations relating to routing of calls, establishment of infrastructure, link charges, interconnect usage charges, etc. provided as a matter of conservative accounting principles. (Includes Rs.3,869.4 million in Access Charges and Licence Fees for current year)	17,455.1
(II) Exceptional and Non-recurring Items	
On a review of the assets of the Company as at 31st March 2005, the Company has found that certain assets may not be realized in full and / or represent items which should not have been accounted for or in respect of which a provision should have been made for a possible diminution in value and accordingly the Company has written off / made provisions for the following items:	
a. Fixed Assets	1,816.4
b. Capital Work-in-Progress	4,623.6
c. Inventories	5,382.7
d. Bad Debts	972.2
e. Doubtful Debts	3,051.5
f. Loans and Advances	14,015.8
g. Others	292.2
Provisions referred to in I and II above includes Rs.39,228.8 million which have been adjusted against the opening balance of the reserves in terms of the proposed Scheme as referred in Note 3 above. No amount has been utilised out of such provisions. The timing of actual outflow shall depend upon crystallisation of liabilities.	
(III) Contingent Liabilities:	
a. Estimated amounts of Contracts remaining to be executed on Capital Account (Net of Advance) and not provided for	12,271.20
b. Disputed Tax Liabilities in Appeal:	
Sales Tax / VAT	420.10
Entry Tax / Octroi	27.30
Service Tax	21.10
c. Outstanding Letters of Credit from Banks / Corporate Guarantee / Guarantees given to Banks / Companies against Credit Facilities	22,041.40

8 Finance lease:

Reliance Telecom Limited and Reliance Communication Infrastructure Limited has acquired assets on Finance Lease, amounting to Rs.151.5 million.

Due	Total Minimum Lease Payments outstanding	Future Interest on Obligation	Present Value of Minimum Lease Payments
		(Rs. in millions)	
Within one year	12.90	.30	12.60
Later than one year and not later than five years	1.00	.10	.90
Later than five years	.00	.00	.00
Total	**13.90**	**.40**	**13.50**

9 RCIL is required to provide Rs.964.7 million as Debenture Redemption Reserve(DRR) upto 31st March 2006 as per Section 117C of Companies Act, 1956. However the RCIL has provided Rs.NIL being amount equivalent to profit after tax for the year and balance DRR shall be created out of profits if any in the future year.

10 SESPL has filed a petition for merger with itself of its 100% subsidiaries Smart Infocomm Solutions Private Limited (SISPL), Assam Network Private Limited (ANPL) and Rajasthan Network Private Limited (RNPL) before the honourable High Court of respective jurisdiction. The Honourable High Court at Mumbai has approved merger of SISPL with SESPL vide order dated 31st March 2006. Final order for merger of ANPL and RNPL with SESPL are awaited.

11 RCIL has been providing for depreciation on Duct and Optical Fibre Network @10.34%. In the current year, the RCIL has reassessed the useful life of these assets and provided depreciation on a useful life of 20 years. This change has the effect of decreasing depreciation charge for the period April to March, 2006 by Rs.1,959.1 million and decreasing the loss for the year by the like amount.

RTL has been providing depreciation on straight line method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956. During the year, RTL has changed the method of providing depreciation on Network and Plant and Machinery Equipment from straight line method to written down vale method. The shortfall in depreciation of Rs.1251.9 million in respect of previous years due to this change in method has been charged to the profit and loss account in the standalone financial statements of RTL. This change in the method of providing depreciation has the net effect of increasing the depreciation charge for the year by Rs.1,381.3 million and reducting the profit for the year by the like amount in the standalone financial statements. This change is not considered in the pro forma consolidated financial statements so as to be consistent with the group policy of providing depreciation on straight line basis.

12 RIC, RCIL and RTL being in the business of Telecommunication Services, Broadband Network and Internet Services are eligible for deduction u/s 80-IA (Tax Holiday) of Income Tax Act, 1961.

Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, same is not recognised in books of accounts as at 31st March 2006 as per the Accounting Standards Interpretation (ASI) 3 read with Accounting Standard (AS-22) issued by The Institute of Chartered Accountants of India.

As a matter of prudence, none of the Companies has recognised Deferred Tax Asset in Accounts, which mainly consists of carried forward losses, amortisation of licence fees and depreciation.

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

13 Particulars of Derivative Instruments

Particulars of Derivative Instruments acquired for hedging	No. of Instruments		Value
		(US$ in million)	(Rs. in millions)
Principal Only Swap	26	240.00	10,550
Currency Swaps	12	124.00	5,480
Interest Rate Swap-FC	26	680.50	30,360
Interest Rate Swap-INR	35		10,250
Options	17	236.00	10,530
Structured Derivatives	9	354.38	15,810

No derivative instruments are acquired for speculation purpose.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are (Rs.49,770 million) $1,116 million.

In respect of Foreign exchange Swap/Interest transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, gains/ losses are recognized on the settlement day or the reporting day whichever is earlier at the rate prevailing in the respective day. However, in the case of principal portion, gain is recognised only on settlement day.

14 Net expense on sale of handset and accessories of Rs.52.5 million is included as part of selling and distribution expenses (refer Schedule M) and revenues from sale and cost of sale are not separately reflected on the income and expense side respectively of the profit and loss account. The said treatment is adopted as the loss from handset operations is essentially in the nature of costs incurred to acquire new customers and the activity is incidental to the main activity of sale of airtime.

15 Related party disclosures

Related party disclosures are made based on stand alone financial statements of the Company and considering related party relationship existing after giving effect to the Demerger Scheme and the proposed Scheme from 1st April 2005.

a) Following are the names of related parties and description of relationship

Name of the party		Relationship
Mr. Anil D. Ambani	w.e.f. 25th July 2005 upto 11th August 2005 w.e.f. 7th February 2006	Person having control at anytime during the year
Refer Note 3 above for list of entities where control exists		Amalgamating entities, resulting subsidiaries including their downstream subsidiaries
Shri Hasit Shukla	w.e.f. 8th February 2006	Key Managerial Personnel

Reliance Communication Ventures Limited
Schedules forming part of Proforma Unaudited Consolidated Balance Sheet as at 31st March 2006 — (Continued)

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period

Nature of transaction	Name of the Party	Transaction during the period	Balance outstanding as on 31st March 2006
		(Rs. in millions)	(Rs. in millions)
Contribution to equity share capital	Mr. Anil D. Ambani	0.40	—
Key management personnel	Mr. Hasit Shukla	0.44	—

16 Components of deferred tax as at 31st March 2006

Particulars	As at 31st March 2006
	(Rs. in millions)
Deferred Tax Liability	
On account of timing difference of depreciation / finance lease	16.00

17 Earnings per share

Particulars	Year ended 31st March 2006
	(Rs. in millions except per share data)
Basic and diluted earnings per share (Rs.)	2,17
Net Profit attributable to equity shareholder's	4,432.90
Weighted average number of equity shares	1,223,130,422
Weighted average number of equity shares to be issued pursuant to the proposed Scheme	821,484,568
Total number of equity shares considered for earnings per share	2,044,614,990
Nominal value per Equity Share (Rs.)	5

18 The group Companies hitherto amortise preliminary expenses over a period of five years. Effective from 1st April 2005 the above expenses are charged off as and when incurred.

19 There are no amounts payable to investor's education and protection fund.

20 The pro forma unaudited consolidated financial statements are prepared for the first time by the Company and hence there are no previous period comparatives.

Auditors' report

To the members of Reliance Infocomm Limited.

We have audited the attached Balance Sheet of Reliance Infocomm Limited ("the Company") as at 31st March 2006, and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the 'Order') issued by the Central Government of India in terms of Section 227(4A) of the Act and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

3. Further, to our comments in the Annexure referred to in paragraph 2 above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;

   (e) On the basis of written representations received from the directors, as on 31st March 2006, we report that none of the director of the Company is disqualified as on 31st March 2006 from being appointed as a director in terms of Section 274(1)(g) of the Act;

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India;

      i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31st March 2006;

      ii) in so far as it relates to the Profit and Loss Account, of the loss for the year ended on that date; and

      iii) in so far as it relates to the Cash Flow Statement, of the cash flows for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Mumbai
Dated: 30th April 2006

Annexure referred to in paragraph 2 of Auditors' Report of even date to the members of Reliance Infocomm Limited on the accounts for the year ended 31st March 2006

1. In respect of its fixed assets:

   (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

   (b) As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets, no material discrepancies were noticed on such verification.

   (c) In our opinion, the Company has not disposed off substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:

   (a) As explained to us, inventories have been physically verified by the Management at regular intervals during the year.

   (b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company has maintained proper records of inventories. As explained to us, discrepancies noticed on physical verification of inventory have been fully provided for in the accounts.

3. (a) The Company has granted unsecured loan to one company covered in the register maintained under section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs.9,604.5 million and the year end balance of loans granted was Rs.9,604.5 million.

   (b) In our opinion the rate of interest and the other terms and conditions on which loan have been granted to company listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

   (c) The principal amount and the interest amount has not fallen due in this year.

   (d) As informed to us, the Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

4. In our opinion and according to the information and explanations given to us, there is adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weaknesses, in internal controls.

5. According to the information and explanation given to us, there are no contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered in a register required to be maintained under that section. Therefore the provisions of clause (v) of this order are not applicable to the Company.

6. The Company has not accepted any deposits under the provisions of Section 58A and 58AA or any other relevant provisions of the Companies Act 1956 and the rules framed there under.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of Cost Records under Section 209 (1) (d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same with a view to determine whether they are accurate or complete.

9. In respect of statutory dues:

(a) According to the records of the Company, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31.03.2006 for a period of more than six months from the date they became payable.

(b) According to the information and explanation given to us, there are no dues of income tax, custom duty, wealth tax and cess which have not been deposited on account of any dispute expect disputed sales tax, Entry tax and excise duty dues for Rs 292.2 million, Rs. 19.6 million and Rs.20.8 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under,

Sr. No.	Nature of Demand	State	Amount of Dispute (Rs. in millions)	Period to which the amt. relates	Forum where dispute is pending
1	Sales Tax	Haryana	41.3	2003-04	High Court
		Uttar Pradesh	50.6	2003-04	Appellate Joint Commissiner
		Uttar Pradesh	95.7	2004-05	Appellate Joint Commissiner
		Uttar Pradesh	33.3	2005-06	Appellate Joint Commissiner
		Rajasthan	31.0	2004-05	Appellate Sales Tax Officers
		Orissa	40.3	2002-03	Tribunal
			292		
2	Special Entry Tax	Karnataka	19.6	2004-05	Karnataka High Court Authority
3	Excise duty	Maharastra	19.6		
			20.8	2005-06	Appellate Tribunal
			20.8		

10. The Company has incurred cash losses during the year and its accumulated losses at the end of the financial year is not more than fifty percent of its net worth. The Company had not incurred any cash losses during the previous year.

11. Based on our audit procedures and according to the informations and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society, therefore the provision of clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 is not applicable to the company.

14. The Company has not dealt or traded in shares, securities, debentures or other investments during the year.

15. The Company has given guarantees for loans taken by others from banks or financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima-facie prejudicail to the interests of the company.

16. To the best of our knowledge and belief and according to the information and explanation given to us, term loans availed by the Company were prima-facie applied for the purposes for which they were obtained other than temporary deployment pending application.

17. According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

19. No debentures have been issued by the Company and as such creation of security in favour of debenture holders is not applicable.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Mumbai
Dated: 30th April 2006

Auditors' report

To the members of Reliance Infocomm Limited.

We have audited the attached Balance Sheet of Reliance Infocomm Limited ("the Company") as at 31st March 2005, and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the 'Order'), issued by the Central Government of India in terms of Section 227(4A) of the Act, and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

3. Further, to our comments in the Annexure referred to in paragraph 2 above, we report that:-

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;

   (e) On the basis of written representations received from the directors, as on 31st March 2005, we report that none of the director of the Company is disqualified as on 31st March 2005 from being appointed as a director in terms of Section 274(1)(g) of the Act;

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India;

      i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31st March 2005;

      ii) in so far as it relates to the Profit and Loss Account, of the profit for the year ended on that date; and

      iii) in so far as it relates to the Cash Flow Statement, of the cash flows for the year ended on that date.

For **CHATURVEDI & SHAH**
Chartered Accountants

(RAJESH D. CHATURVEDI)
Partner
Membership No. 45882

Mumbai
Dated: 18th June 2006

Annexure referred to in paragraph 2 of Auditors' Report of even date to the members of Reliance Infocomm Limited on the accounts for the year ended 31st March 2005

1. In respect of its fixed assets:-

(a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

(b) As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets, no material discrepancies were noticed on such verification.

(c) In our opinion, the Company has not disposed off substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:-

(a) As explained to us, inventories have been physically verified by the Management at regular intervals during the year.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

(c) The Company has maintained proper records of inventories. As explained to us, there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

3. (a) As informed to us, the Company has not granted any loans, secured or unsecured to companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

(b) As informed to us, the Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

4. In our opinion and according to the information and explanations given to us, there is adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed on major weaknesses in internal controls.

5. According to the information and explanation given to us, there are no contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered in a register required to be maintained under that section. Therefore the provisions of clause (V) of this order are not applicable to the Company.

6. The Company has not accepted any deposits under the provisions of Section 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the rules framed there under.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of Cost Records under Section 209 (1) (d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same with a view to determine whether they are accurate or complete.

9. In respect of statutory dues:-

(a) According to the records of the company, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31st March 2005 for a period of more than six months from the date they became payable.

(b) According to the information and explanation given to us, there are no dues of income tax, custom duty, wealth tax and cess which have not been deposited on account of any dispute except disputed sales tax, Entry tax and excise duty dues for Rs.215.3 million, Rs.19.5 million and Rs.36.7 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under:-

Sr. No.	Name of the Statute	Nature of the Dues	Amount of Dispute (Net) (Rs. in millions)	Period to which the amounts relates	Forum where dispute is pending
1.	Central Sales Tax Act and Sales Tax Act of Various states	Sales Tax	47.8	2002-03	Additional Commissioner Appellant Authorities
			50.6	2003-04	Supreme Court
			41.3	2003-04	Punjab and Haryana High Court
			75.6	2004-05	Supreme Court
2.	Special Entry Tax act of Karnataka State	Entry Tax	19.5	2004-05	High Court
3.	Central Excise Act	Excise duty	36.7	2004-05	Order recd on 31st March 2005 Appeal pending to be filed.

10. The Company has accumulated losses as at 31st March 2005, but it has not incurred cash loss either during the financial year ended on that date or in the immediately preceding financial year.

11. Based on our audit procedures and according to the informations and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund / nidhi / mutual benefit fund / society, therefore the provision of clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 is not applicable to the company.

14. The Company has not dealt or traded in shares, securities, debentures or other investments during the year.

15. The company has given guarantees for loans taken by others from banks or financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima-facie prejudicial to the interests of the Company.

16. To the best of our knowledge and belief and according to the information and explanation given to us, term loans availed by the Company were prima-facie applied for the purposes for which they were obtained other than temporary deployment pending application.

17. According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

18. The Company has made preferential allotment of preference shares to companies covered in the register maintained under Section 301 of the Act, during the year. In our opinion and according to the information and explanation given to us, the price at which such shares have been issued is not prejudicial to the interest of the company.

19. No debentures have been issued by the Company and as such creation of security in favour of debenture holders is not applicable.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **CHATURVEDI & SHAH**
Chartered Accountants

(RAJESH D. CHATURVEDI)
Partner
Membership No. 45882

Mumbai
Dated: 18th June 2005

Auditors' report

To the members of Reliance Infocomm Limited

1. We have audited the attached Balance Sheet of Reliance Infocomm Limited ("the Company") as at 31st March 2004, the related Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date, which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting to the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of Section 227(4A) of the Act and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;

   (e) On the basis of written representations received from the directors, as on 31st March 2004, and taken on record by the Board of Directors, we report that none of the director of the Company is disqualified as on 31st March 2004 from being appointed as a director in terms of Section 274(l)(g) of the Act;

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements read together with the significant accounting policies and notes thereon, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India;

      i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2004;

      ii) in the case of the Profit and Loss Account, of the loss for the year ended on that date; and

      iii) in the case of Cash Flow Statement, of the cash flows of the company for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Place: Mumbai
Dated: 28th April 2004

Annexure referred to in paragraph 4 of Auditors' Report of even date to the members of Reliance Infocomm Limited on the accounts for the year ended 31st March 2004

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of information available. According to the information and explanation given to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of the assets. No material discrepancies were noticed on such verification.

2. During the year, the Company has not disposed off the substantial part of its fixed assets.

3. The inventory has been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.

4. The procedure of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The Company has maintained proper records of inventory. As explained to us there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

6. As per the information and explanations given to us the Company has neither granted nor taken loans, secured or unsecured, to/from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act 1956. Therefore, Clause 4(iii) of the Companies (Auditor's Report) Order 2003 is not applicable to the Company.

7. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weaknesses, in internal controls.

8. According to the information and explanations given to us, we are of the opinion that there are no transactions, exceeding Rs.0.5 million in respect of any party during the financial year which needs to be entered in the register pursuant to the Section 301 of the Companies Act 1956.

9. The Company has not accepted any deposits under the provisions of Section 58A and 58AA of the Companies Act 1956 and the rules framed there under.

10. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

11. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

12. According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31st March 2004 for a period of more than six months from the date they became payable.

13. According to the information and explanations given to us, there are no dues of sales tax, income tax, custom duty, wealth tax, excise duty and cess which have not been deposited on

account of any dispute, except disputed sales tax for Rs 53.3 million that have not been deposited on account if matters pending before appropriate authorities as under

Sr. No.	Name of the Statute	Nature of the Dues	Amount of Dispute (Net) (Rs. in millions)	Period to which the amounts relates	Forum where dispute is pending
1	Central Sales Tax Act and Sales Tax Act of Various states	Sales Tax	53.3	A.Y. 2003-04	First Appellate Authority

14. In our opinion, the accumulated losses are not more than fifty percent of its net worth. The Company has not incurred cash losses during the financial year covered by our audit. The period under review, being the first year of commercial activities of the Company, the question of cash losses in immediately preceding financial year does not arise.

15. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of its dues to any financial institutions or banks or to debenture holders during the year.

16. The Company has not granted any loans or advances on the basis of security by way of pledge of shares, debentures and other securities.

17. In our opinion, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society, therefore the provision of clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the company.

18. The Company has not dealt or traded in shares, securities, debentures or other investments during the year.

19. As per the information and explanation given to us the Company has not given guarantees for loans taken by others from banks or financial institutions.

20. In our opinion, the term loans have been applied for the purpose for which they were raised.

21. According to the information and explanations give to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short- term basis have been used for long term investment. However long term funds from various sources to the tune of Rs. 8,026.5 million have been utilised for granting advances for short term purposes to various parties.

22. According to the information and explanations given to us, the Company has made preferential allotment of equity and preference shares to companies covered in the register maintained under Section 301 of the Companies Act 1956. In our opinion, the price at which shares have been issued is not prejudicial to the interest of the Company.

23. No debenture has been issued by the Company and as such creation of security in favour of debenture holders are not applicable.

24. The Company has not raised any money by public issue during the year.

25. As per the informations and explanations given to us and on the basis of examination of records, no material fraud on or by the company was noticed or reported during the year.

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Place: Mumbai
Dated: 28th April 2004

Reliance Infocomm Limited
Balance Sheet as at 31st March 2006-2005-2004

	Schedule	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)		
SOURCES OF FUNDS				
Shareholders' Fund				
Share Capital	A	7,341.00	6,083.50	5,975.90
Reserves and Surplus	B	105,490.10	106,747.60	110,997.50
		112,831.10	**112,831.10**	**116,973.40**
Share Application Money		**31,000.00**	**—**	**—**
Loan Funds				
Secured Loans	C	56,238.20	63,518.10	24,423.60
Unsecured Loans	D	23,297.90	7,693.90	—
		79,536.10	**71,212.00**	**24,423.60**
Total		**223,367.20**	**184,043.10**	**141,397.00**
APPLICATION OF FUNDS				
Fixed Assets	E			
Gross Block		164,154.10	141,089.90	111,826.30
Less: Depreciation		27,008.00	14,951.50	5,513.00
Less: Impairment		1,082.60	—	—
Net Block		136,063.50	126,138.40	106,313.30
Capital Work-in-Progress		21,184.00	24,891.90	12,258.60
		157,247.50	**151,030.30**	**118,571.90**
Investments	F	**157.80**	**109.20**	**101.90**
Current Assets, Loans and Advances				
Current Assets	G			
Inventories		659.70	525.00	280.50
Debtors		6,784.80	9,551.80	8,378.60
Cash and Bank Balances		193.20	761.20	173.60
Other Current Assets		1,445.50	—	0.00
		9,083.20	10,838.00	8,832.70
Loans and Advances	H	85,911.60	39,468.40	37,389.90
		94,994.80	**50,306.40**	**46,222.60**
Less: Current Liabilities and Provisions	I			
Current Liabilities		31,749.50	20,537.00	27,290.70
Provisions		18,861.00	284.50	145.30
		50,610.50	**20,821.50**	**27,436.00**
Net Current Assets		**44,384.30**	**29,484.90**	**18,786.60**
Miscellaneous Expenditure				
(To the extent not written off or adjusted)		**—**	**25.40**	**33.60**
Profit and Loss Account		**21,577.60**	**3,393.30**	**3,903.00**
Total		**223,367.20**	**184,043.10**	**141,397.00**
Significant Accounting Policies	O			
Notes on Accounts	P			

Reliance Infocomm Limited
Profit and Loss Account for the year ended 31st March 2006-2005-2004

	Schedule	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
			(Rs. in millions)	
INCOME:				
Revenue		93,040.20	57,688.90	28,804.60
Less: Service Tax		6,941.00	3,818.90	1,735.00
		86,099.20	**53,870.00**	**27,069.60**
Other Income	J	3.30	—	—
		86,102.50	**53,870.00**	**27,069.60**
EXPENDITURE				
Access Charges and License Fees and Network Expenses	K	47,345.90	29,923.80	15,749.50
Payments to and Provisions for Employees	L	5,644.10	4,230.80	2,300.60
Sales and General Administration Expenses	M	14,199.00	7,945.20	3,058.80
		67,189.00	**42,099.80**	**21,108.90**
Operating Profit before Bad Debts, Interest, Depreciation and Amortisation		**18,913.50**	**11,770.20**	**5,960.70**
Less: Net Provision for Bad Debts		736.90	2,357.50	4,362.60
Operating Profit before Interest, Depreciation and Amortisation		**18,176.60**	**9,412.70**	**1,598.10**
Less: Interest	N	1,513.00	(587.60)	—
Operating Profit before Depreciation and Amortisation		**16,663.60**	**10,000.30**	**1,598.10**
Less: Depreciation and Amortisation		12,062.30	9,438.80	5,493.70
Profit / (Loss) after Depreciation and Amortisation		**4,601.30**	**561.50**	**(3,895.60)**
Less: Miscellaneous Expenditure written-off		25.40	8.20	7.50
Operating Profit before Exceptional and non recurring items		**4,575.90**	**553.30**	**(3,903.10)**
Less: Exceptional and *Non-recurring Items*				
—Provision For Disputed Claims (Including Rs.13,237.20 Million related to Prior Period) (Refer to Schedule P—Note 4.i)		13,585.70	—	—
—Impairment of Capital Assets (Refer to Schedule P—Note 4.ii)		1,082.60	—	—
—Provision for Diminution in the value of Capital Work-in-Progress *(Refer to Schedule P—Note 4.ii)*		3,574.30	—	—
—Bad Debts Written off (Refer to Schedule P—Note 4.ii.)		972.20	—	—
—Provision for Doubtful Debts (Refer to Schedule P—Note 4.ii.)		3,051.50	—	—
—Provision for Loans and Advances P—Ref Sch P Note 4 (ii)		54.30	—	—
—Others (Refer to Schedule P- Note 4.ii)		292.20	—	—
		22,612.80	—	—
Profit / (Loss) before tax		**(18,036.90)**	**553.30**	**(3,903.10)**
Provision For Fringe Benefit Tax		147.40		—
Provision for Current Taxation		—	43.60	—
Profit / (Loss) for the year		**(18,184.30)**	**509.70**	**(3,903.10)**
Less: Balance Brought Forward from last year		(3,393.30)	(3,903.00)	0.10
Balance carried to Balance Sheet		**(21,577.60)**	**(3,393.30)**	**(3,903.00)**
Significant Accounting Policies	O			
Notes on Accounts	P			
Basic and Diluted Earnings per Share of Re. 1 each (Refer Note 15, Schedule P)—Basic and Diluted (in Rupees)		(2.96)	0.08	(1.05)

Reliance Infocomm Limited
Cash Flow Statement for the years ended 31st March 2006-2005-2004

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
A: CASH FLOW FROM OPERATING ACTIVITIES:			
Net Profit / (Loss) before tax as per Profit and Loss Account	**(18,036.90)**	**553.30**	**(3,903.10)**
Adjusted for:			
Miscellaneous expenses written off	25.40	8.20	7.50
Provision for Doubtful Debts	736.90	2,357.50	4,362.60
Amortisation of Intangibles & Depreciation	12,062.30	9,438.79	5,493.70
Effect of Exchange Rate loss / (gain)	316.70	(127.51)	110.50
Profit on Sale of Assets	(1.20)		—
Loss on Sale of Assets	1.90	0.20	0.90
Interest Expenses	2,967.30	1,285.50	—
Interest Income	(1,454.29)	(1,873.10)	—
Exceptional and Non Recurring items			
—Provision For Disputed Claims	13,585.70	—	—
—Impairment of Capital Assets	1,082.60	—	—
—Provision for Diminution in the value of Capital	—	—	—
Work-in-Progress	3,574.30	—	—
—Bad Debts Written off	972.20	—	—
—Provision for Doubtful Debts	3,051.50	—	—
—Provision for Loans and Advances	54.30	—	—
—Others	292.09		
	37,267.70	**11,089.58**	**9,975.20**
Operating Profit before Working Capital Changes	**19,230.80**	**11,642.88**	**6,072.10**
Adjusted for:			
Receivables and other Advances	(20,852.30)	12,749.40	(27,027.70)
Inventories	(134.70)	(244.50)	(280.50)
Trade Payables	15,013.30	(12,334.10)	21,764.70
	(5,973.70)	**170.91**	**(5,543.50)**
Cash Generated from Operations	**13,257.00**	**11,813.68**	**528.60**
Tax deducted at source	(631.90)	(161.90)	(42.70)
Net Cash from Operating Activities	**12,625.20**	**11,651.78**	**485.90**
B: CASH FLOW FROM INVESTING ACTIVITIES:			
Purchase of Fixed Assets	(19,183.40)	(35,612.12)	(94,528.96)
Sale of Fixed Assets	20.70	1.02	2.50
Refund of Interest on License Fees, paid in earlier years	(48.60)	—	15.70
Purchase of Investments	—	(7.76)	(22.10)
Sale of Investments	—	0.50	—
Movement in Loans to Subsidiary Companies	(28,729.90)	(18,069.10)	—
Interest Income	1,454.30	1,873.10	—
Net Cash Used in Investing Activities	**(46,486.90)**	**(51,814.36)**	**(94,532.80)**
C: CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from Issue of Equity Share Capital (Including Premium)	—	—	1,565.00
Proceeds from Share Application Money	31,000.00	—	77,736.70
Proceeds from Issue of Preference Share Capital (Including Premium)	—	7,400.00	—
Redemption of Preference Shares (Including Premium)	—	(11,542.20)	24,476.60
Proceeds from Secured Term Loans	5,812.47	48,727.50	—
Repayment of Secured Term Loans	(14,254.80)	(9,000.00)	—
Proceeds from Unsecured Term Loans	21,017.30	7,749.07	—
Repayment of Unsecured Term Loans	(5,610.50)	—	(9,623.10)
Interest Paid	(4,670.70)	(2,584.20)	—
Net Cash Used in Financing Activities	**33,293.70**	**40,750.18**	**94,155.20**
Net Increase / (Decrease) in Cash and Cash Equivalents	**(568.00)**	**587.60**	**108.33**
Opening Balance of Cash and Cash Equivalents	**761.20**	**173.60**	**65.30**
Closing Balance of Cash and Cash Equivalents	**193.20**	**761.20**	**173.60**

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004

		As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
			(Rs. in millions)	
SCHEDULE A				
SHARE CAPITAL				
Authorised Capital				
Equity				
10,000,000,000	Equity Shares of Re 1 each	10,000.00	10,000.00	10,000.00
Preference				
5,000,000,000	Preference Shares of Re 1 each	5,000.00	5,000.00	5,000.00
		15,000.00	15,000.00	15,000.00
Issued, Subscribed and Paid up				
Equity				
7,041,049,150	Equity Shares of Re 1 each fully paid up in 2005-2006	7,041.00		
4,163,463,800	Equity Shares of Re 1 each fully paid up in 2004-2005 & 2003-2004		4,163.50	4,163.50
Preference				
Preference Shares of Re 1 each fully paid up				
(i) 81,683,971	8% Cumulative Non-Convertible Redeemable Preference Shares—(Series—1)	—	—	81.70
(ii) 400,000,000	10% Cumulative Convertible / Redeemable Preference Shares—(Series—II)	—	400.00	400.00
(iii) 100,000,000	9% Cumulative Redeemable Preference Shares—(Series—III)	—	—	100.00
(iv) 700,000,000	10% Cumulative Convertible / Redeemable Preference Shares—(Series—II)	—	700.00	700.00
(v) 200,000,000	10% Cumulative Convertible / Redeemable Preference Shares—(Series—IV)	—	200.00	200.00
(vi) 320,000,000	10% Cumulative Convertible / Redeemable Preference Shares—(Series—V)	—	320.00	320.00
(vii) 10,700,000	9% Cumulative Redeemable Preference Shares—(Series—VI)	—	—	10.70
(viii) 300,000,000	9% Cumulative Redeemable Preference Shares—(Series—VIII)	300.00	300.00	—
		7,341.00	6,083.50	5,975.90

Note:

1. 220,50,00,000 Equity Shares are held by Reliance Communications Technologies Limited, the Holding Company. The said Company ceased to be the Holding Company of Reliance Infocomm Limited with effect from 23rd July 2005.
2. Series II, IV and V Preference Share holders have an option to convert the Preference Shares into Equity Shares at any time before redemption. (Series II refered to in (ii) above are redeemable on 8th December 2012 at Rs.102 each. Series II refered to in (iv) above, Series IV and series V redeemable on 22nd May 2013 at Rs.102 each). Pursuant to the approval of the shareholders, the aforesaid preference shares have been converted into 2,877,585,350 Equity shares of a face value of Rs.1 Each fully paid up at a premium of Rs 31 each on 23rd July 2005. Consequent to aforesaid conversion, the paid up equity share capital of the company is 7,041,049,150 equity shares of a face value of Rs.1 each fully paid up. Upon such conversion, the cumulative convertible/ redeemable preference share holders have ceased to exist and all rights, interest , benefits and entitlements including dividend have extinguished.

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

3. Series VIII Preference Shares have a put / call option available every year from the sixth year of the date of allotment and are redeemable on 21st June 2017, at Rs.21 per share. The redemption amount payable on exercise of such call / put option is as under:-

Date of Redemption / Maturity Date:	Amount payable per Share in Rupees
21st December 2010	12.71
21st December 2011	13.73
21st December 2012	14.83
21st December 2013	16.02
21st December 2014	17.30
21st December 2015	18.69
21st December 2016	20.19
21st June 2017 (Maturity date)	21.00

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE B			
RESERVES AND SURPLUS			
Securities Premium			
As per last Balance Sheet	95,580.30	108,578.80	16,879.70
Add: On issue of Equity Shares	—	—	9,313.50
Add: On issue of Preference Shares	—	7,000.00	84,804.30
	95,580.30	**115,578.80**	**110,997.50**
(Add)/Less: Transferred to Securities Premium—Reserve for Premium payable on Redemption of Preference Shares	9,513.30	19,998.50	2,418.70
	105,093.60	**95,580.30**	**108,578.80**
Securities Premium—Reserve for premium payable on redemption of Preference Shares			
As per last Balance Sheet	11,167.30	2,418.70	—
Add/(Less): Transferred from Securities Premium Account	(9,513.30)	19,998.50	2,418.70
Add/(Less): Premium paid on Preference Shares redeemed during the year	(1,257.50)	11,249.90	—
	396.50	**11,167.30**	**2,418.70**
	105,490.10	**106,747.60**	**110,997.50**

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2005	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE C			
SECURED LOANS			
Term Loans from Financial Institutions			
—Rupee Loans	—	1,000.00	2,000.00
— Foreign Currency Loans	20,983.20	7,594.60	1,923.60
(Amount repayable within one year 2,098.70 million)	**20,983.20**	**8,594.60**	**3,923.60**
Term Loans from Banks			
— Rupee Loans	35,255.00	41,800.00	20,500.00
	—	13,123.50	—
	35,255.00	**54,923.50**	**20,500.00**
	56,238.20	**63,518.10**	**24,423.60**

The Company has secured / agreed to secure Term Loans referred to above, inter alia, by way of first pari passu mortgage / charge / assignment in favour of the Security Trustee for the benefit of Financial Institutions and Banks, on its immovable, movable and intangible assets / properties (but excluding goodwill and brand name) including Intellectual property Rights, all revenues, accounts and receivables both present and future and assignment of rights under specified Project Documents and the Telecom Licence Agreements.

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE D			
UNSECURED LOANS			
Short Term			
From Banks			
Rupee Loans	4,450.00	5,000.00	—
Foreign Currency Loans—Buyers' Credit	5,463.40	2,693.90	—
Long Term			
— Foreign Currency Loans	13,384.50	—	—
	23,297.90	**7,693.90**	—

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Description	31st March 2006	31st March 2005	31st March 2004
		NET BLOCK	
		(Rs. in millions)	
SCHEDULE E			
FIXED ASSETS			
Own Assets:			
Leasehold Land	1.20	1.30	0.70
Freehold Land	305.20	305.00	253.80
Buildings	72.70	74.00	75.20
Plant and Machinery	78,267.80	65,167.90	53,764.30
Furniture and Fixture	54.80	51.00	46.00
Vehicles	76.10	83.00	77.70
Sub total	**78,777.80**	**65,682.20**	**54,217.70**
Leased Assets:			
Plant and Machinery	110.50	128.90	147.30
Sub total	**110.50**	**128.90**	**147.30**
Intangible Assets:			
Indefeasable Right of Connectivity	38,025.60	39,918.60	30,300.70
Entry Fees for Telecom Licence	19,149.60	20,408.80	21,647.60
Sub total	**57,175.20**	**60,327.40**	**51,948.30**
Total	**136,063.50**	**126,138.50**	**106,313.30**
Provision for Diminution in the value			
Capital Work-in-Progress	24,758.30	24,891.40	12,258.60
of capital Work in Progress	3,574.30	—	—
Capital Work-in-Progress	**21,184.00**	**24,891.40**	**12,258.60**

Note:

a) Additions to Fixed Assets is net Rs.811.7 million, 1,514.9 million and 1,200.7 million in 2005-2006, 2004-2005 and 2003-2004 respectively on account of foreign exchange gain during the years.

b) Capital Work-in-Progress includes:

	2005-2006	2004-2005	2003-2004
Advance against Capital Expenditure	7,497.8	7,300.80	7,712.50
Project Development Expenditure	2,705.4	2,525.20	766.90
Foreign Exchange Gain	108.1	213.10	74.70
Material at site	1,044.3	631.30	—

c) Freehold land includes Rs.55,808 acquired from Karanataka Industrial Areas Development Board(A Govt. of Karanataka Undertaking). As per the agreement the ownership of the same will be transferred in March 2008.

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

d) Balance useful life of Intengible Asset is 16 Years as on 31st March 2006.

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE F			
INVESTMENTS			
Long Term Investments			
Government and other securities Unquoted			
6 years National Savings Certificate (Lodged with Sales Tax Department)	0.10	0.10	—
5 ½ years Kisan Vikas Patra (Lodged with Chennai Metropolitan Development Authority)	0.01	0.01	—
Trade Investments			
In Equity Shares of Wholly Owned Subsidiary Companies			
Unquoted, fully paid up			
687,066 Gateway Systems (India) Limited of Rs.10 each	79.80	79.80	79.80
50,000 Reliance Gateway Net Limited of Rs.10 each	0.50	0.50	0.50
2,100,000 Reliance Infoinvestments Limited of Rs.10 each	21.00	21.00	21.00
50,000 Reliance Infocomm Solutions Limited of Rs.10 each	0.50	0.50	0.50
50,000 Netizen Gujarat Limited of Rs.10 each	0.50	0.50	0.10
10,000 Netizen Gujarat Limited of Rs.10 each in 2003-2004			
50,000 Reliance Webstore Limited of Rs.10 each	0.50	0.50	—
In Equity Shares of Subsidiary Company			
Unquoted, fully paid up			
1,112 Reliance Infocomm BV of Euro 100 each	6.30	6.30	—
In Equity Shares of Private Limited Company			
Unquoted, fully paid up			
65,025,000 Warf Telecom International Pvt Ltd	48.60		
	157.80	**109.20**	**101.90**

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE G			
CURRENT ASSETS			
Inventories:			
Stores and Spares	**659.70**	**525.00**	**280.45**
Sundry Debtors (Unsecured)			
Over six months			
Considered good	174.90	1,243.40	3.50
Considered doubtful	3,531.80	5,218.50	3,753.50
	3,706.70	6,461.90	3,757.00
Less: Provision for doubtful debts	(3,531.80)	(5,218.50)	3,753.50
	174.90	**1,243.40**	**3.50**
Others			
Considered good	6,609.90	8,308.40	8,375.10
Considered doubtful	588.50	—	958.10
	7,198.40	8,308.4.0	9,333.20
Less: Provision for doubtful debts	588.50	—	958.10
	6,609.90	8,308.40	8,375.10
Total	**6,784.80**	**9,551.80**	**8,378.60**
Debts due from subsidiaries			
2005-06-Rupees 1,688.0 million, 2004-05-Rupees 1,201.39 & 1.7 million in 2003-2004			
Cash and Bank Balances:			
Cash on hand	0.00	0.30	0.20
Balance with Banks			
In Current Accounts with Scheduled Banks	175.50	49.30	173.30
In Export Earnings in Foreign Currency Accounts with Scheduled Banks	17.60	390.20	—
Fixed Deposits with Banks			
Fixed Deposits in Rupees with Scheduled Banks in India [Includes Rupees 0.07 Million the receipt of which is deposited with Sales Tax Department]	0.10	0.10	0.10
Fixed Deposits in foreign currency with the overseas Branch of a Scheduled Bank		321.28	—
	193.20	**761.20**	**173.60**
Other Current Assets:			
Interest Accrued on Investments	1,445.50	0.00	0.00
	9,083.20	**10,838.00**	**8,832.70**

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE H			
LOANS AND ADVANCES			
Unsecured—(Considered good)			
Loans to Wholly Owned Subsidiary Companies	56,499.80	27,769.90	9,700.80
Advances recoverable in cash or in kind or for value to be received#	19,747.40	6,016.30	25,623.60
Less Provision For Doubtful Debts	54.30	—	—
	19,693.10	33,786.20	35,324.40
Deposits (Refer Schedule P Note 4(ii) for deposits of Rs.8,294.70 Million (Previous Year Rs.4,179.20 Millions)	9,707.80	5,665.10	1,059.30
Balance with Customs, Central Excise Authorities, etc	10.90	17.10	1,006.20
	85,911.60	**39,468.40**	**37,389.90**

\# Advances include:

(i) 2005-06 Rs.13,255 million (2004-05 Rs.3,896.3 million, 2003-04 Rs.462.7 million) recoverable from Reliance Communications Infrastructure Limited, a company under the same management. Maximum amount outstanding at any time during the year was Rs.13,255 million (2004-05 Rs.5,767.2 million, 2003-04 Rs.866.1 million)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE I			
CURRENT LIABILITIES AND PROVISIONS			
Current Liabilities:			
Sundry Creditors			
—Small Scale Industries*	48.30	44.10	8.40
—Others**	21,707.50	12,543.20	7,301.40
Subsidiary Companies	1,671.10	1,775.20	—
Liability for Leased Assets	121.90	134.60	145.60
Interest Accrued but not due on Secured and Unsecured Loans	317.60	399.90	76.80
Unearned Income	4,607.40	2,159.30	—
Other Liabilities	3,275.70	3,480.70	19,758.50
	31,749.50	**20,536.99**	**27,290.70**
Provisions			
Provision for Disputed claims	18,159.90	—	—
Provision for Wealth Tax	1.30	1.40	0.80
Provision for Income Tax	43.60	43.60	—
Provision for Fringe Benefit Tax	147.40	—	—
Provision for Retirement Benefits	508.80	239.50	144.50
	18,861.00	**284.50**	**145.30**
TOTAL	**50,610.50**	**20,821.50**	**27,436.00**

* Small Scale Industrial Undertakings, to whom amounts are due, have been determined based on information available with the Company and are as follows: Selvon Industries, Gupta Electric and Machinery Stores, KB Power Care Pvt. Ltd., Polycab Wires Pvt. Ltd., Puneet Electrical Pvt. Ltd, Garg Fasteners, Veekay Connectors Pvt. Ltd., G Petromers Industries, Bhagyashree Industries, D'cons, Polycab Wires Pvt. Ltd., Surge Technology Control India Pvt Ltd., Sangir Plastics Pvt. Ltd., Deepak Galvanising And Engineering Industries, Chetak Electrical Works, Anand Udyog, Ana Print O Graphix Pvt Ltd, Mahalaxmi Vidyut Udyog, Sangat Printers Pvt. Ltd, M/s Precision Plastics industries, Nector Prints Pvt. Ltd, Kylas Fabricators, Whirl Plast Pvt. Ltd., Studio Digital Prints Pvt. Ltd., Finecab Wires and Cables Pvt. Ltd.

The outstandings are within the period of agreed terms.

** Includes for capital expenditure (2005-06 Rs.10,351 million, 2004-05-Rs.9,557.7 million, 2003-04-Rs.3,999.8 million)

Reliance Infocomm Limited
Schedules forming part of the Profit and Loss Account for the Period ended 31st March 2006-2005-2004 — (Continued)

	For the year 2005-2006	For the year 2004-2005	For the year 2003-04
		(Rs. in millions)	
SCHEDULE J			
Other Income			
Interest Received	1.20	—	—
Profit on Sale of Assets [Rupees 18,150 (Previous Year Nil)]	2.10	—	—
Misellaneous Income	**3.30**	—	—

	For the year 2005-2006	For the year 2004-2005	For the year 2003-04
		(Rs. in millions)	
SCHEDULE K			
ACCESS CHARGES AND LICENSE FEES and NETWORK EXPENSES			
Access charges	27,877.40	20,596.30	11,378.40
Provision for Disputed Access Deficit Charges on Fixed Access Wireless Service (Refer to Sch P-Note 4 iii)	3,869.40	—	—
Rent, Rates and Taxes	2,692.50	2,045.20	867.10
Network Repairs and Maintenance	1,983.40	1,156.90	450.00
License fees	6,772.80	4,108.60	2,122.00
Stores and Spares Consumed	120.60	175.40	18.30
Power and Fuel	1,686.40	1,211.10	537.70
Other Network Operating Expenses	2,343.40	630.40	376.00
	47,345.90	**29,923.80**	**15,749.50**

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
SCHEDULE L			
PAYMENT TO AND PROVISION FOR EMPLOYEES			
Salaries	4,588.00	3,383.10	1,867.10
Contribution to Provident Fund, Gratuity Fund and Superannuation Fund	514.10	283.40	177.10
Employee Welfare and Other Amenities	542.00	564.30	256.40
	5,644.10	**4,230.80**	**2,300.60**

Reliance Infocomm Limited
Schedules forming part of the Profit and Loss Account for the Period ended 31st March 2006-2005-2004 — (Continued)

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
SCHEDULE M			
SALES AND GENERAL ADMINISTRATION EXPENSES			
Selling and Marketing Expenses	8,944.10	5,269.30	2,222.90
Insurance	80.80	85.20	22.20
Rent, Rates and Taxes	237.90	399.00	91.60
Other Repairs	131.10	124.30	17.90
Travelling Expenses	602.20	459.20	93.30
Payment to Auditors	25.00	25.00	3.00
Professional Fees	961.80	578.30	147.90
Loss on Sale of Assets	1.90	0.20	0.90
General and Administrative Expenses	2,896.90	1,131.60	458.30
Exchange Loss(Gain)	316.70	(127.50)	
Wealth Tax	0.60	0.60	0.80
	14,199.00	**7,945.20**	**3,058.80**

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
SCHEDULE N			
Interest Cost			
Interest and Other Charges on Term Loans	2,911.50	1,285.50	—
Interest on Other Loans	55.80	—	—
	2,967.30	1,285.50	—
Less: Interest Income [Tax Deducted at Source Rs.3.9 million (2004-05 Rs.2.3 million)]	1,454.30	1,873.10	—
	1,513.00	**(587.60)**	**—**

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Schedule O

Significant accounting policies

1 *Basis of preparation of financial statements*

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

2 Use of estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known/ materialised.

3 Fixed Assets

i) Fixed Assets are stated at cost net of modvat / cenvat less accumulated depreciation, amortisation and impairment loss, if any.

ii) All costs including financing cost till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

iii) Expenses incurred relating to project prior to commencement of commercial operation are considered as project development expenditure and shown under Capital Work-in-Progress.

iv) In respect operating leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the Accounting Standard—19 issued by the Institute of Chartered Accountants of India, except for rentals pertaining to the period upto the date of commencement of commercial operation, which are capitalised.

v) In respect of finance leases the lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as Liabilities for Leased Assets in compliance with the provisions of the accounting Standard—19 issued by the institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

vi) Entry Fees paid for Telecom Licences and Indefeasable Right of Connectivity are stated at cost for acquiring the same less accumulated amortisation. These, being intangible assets, are classified as Fixed Assets.

4 *Depreciation / Amortisation*

i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of Telecom Electronic Equipment and Customer Premises Equipment for which useful life has been considered at 10 years and 5 years respectively.

ii) Depreciation on assets taken on finance lease is provided over the remaining period of lease from the commencement of commercial operations.

iii) Leasehold Land is depreciated over the period of the lease term.

iv) Intangible assets, namely entry fees for Telecom Licenses and Indefeasible Right of Connectivity are amortised equally over the balance period of Licenses or Indefeasible Rights from the date of commencement of commercial services or acquisition. The period of Telecom Licenses and the right of connectivity are 20 years.

5 Impairment of assets

An asset is treated as impaired when the carrying cost of assets exceeds recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss of prior accounting period is Increased/ Reversed where there has been change in the estimate of recoverable amount. The recoverable value is the higher of the assets net selling price and value in use.

6 Investments

Current Investments are carried at lower of cost and quoted / fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

7 Inventories of stores and spares

Inventories of stores and spares are accounted for at costs, determined on weighted average basis, or net realisable value whichever is less.

8 Employee retirement benefits

Gratuity and Leave Encashment Liability have been provided on the basis of actuarial valuation made at the year end while Company's contributions towards Provident Fund and Superannuation fund are provided on actuals.

9 Borrowing cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

10 Foreign currency transactions

i) Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

iii) Non monetary foreign currency items are carried at cost.

iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

11 Revenue Recognition

Revenue (Income) is recognised as and when the services are performed on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

12 Provision for Doubtful Debts

Provision is made in the Accounts for doubtful debts in cases where the management considers the debts to be doubtful of recovery.

13 Miscallaneous Expenditure

Miscallaneous Expenditure are charged to the Profit and Loss Account as and when they are incurred.

14 Taxes on Income

Provision for Income Tax is made on the basis of estimated taxable income for the year at current rates. Tax expense comprise both Current Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income Tax payable/ recoverable in respect of the taxable income/ loss for the reporting period. Deffered Tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

15 Government Grants

Subsidies provided by Government for providing telecom services in rural areas are netted off against related expenses.

16 Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent assets are neither recognised nor disclosed in the financial statement.

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Schedule P

Notes on accounts:

1 The previous year's figures have been reworked, regrouped, rearranged and reclassified, wherever required.

2 Details of Project Development Expenditure (included under Capital Work-in-Progress) :

	For the year 2005 - 06	For the year 2004 - 05	For the year 2003 - 04
		(Rs. in millions)	
Opening balance	2,525.20	766.90	8,953.30
ADD:			
Payments to & Provisions for Employees	48.20	687.60	1,291.50
Insurance		2 50	67.60
Rent	159.80	102.60	174.80
Rates and Taxes	60.30	61.90	11.50
Repairs	15.30	4.50	88.70
Travelling Expenses	43.30	140.00	114.30
Professional Fees	297.70	585.00	1,078.90
Power, Water and Electricity	44.60	24.40	50.10
Network Setup Costs	246.70	145.20	581.80
General and Administrative Expenses	253.80	176.20	117.00
Interest on Finance Lease	1,226.12		5.00
Interest: Term Loans	1,226.12	1,621.80	83.30
Others	1.24		686.60
Bank Charges	1.24	25.70	46.80
Amortisation of Telecom Licenses	—		2.20
Depreciation	—		2.20
	2,397.00	**3,577.40**	**4,402.30**
LESS:			
Capitalised during the year	**2,216.90**	**1,819.00**	**12,588.70**
Closing Balance	**2,705.30**	**2,525.20**	**766.90**

b. Borrowing Cost Capitalised during the year 2005-06 Rs.1,226.1 million in 2004 – 05 Rs.1,621.8 million and in 2003 – 2004 Rs.769.9 million

3 The Company has accrued a premium of Rs.396.5 million in 2005 – 06 and in 2004 – 05 Rs.11,167.3 million, 2003 – 04 Rs.2,418.7 million on Preference Shares and has charged the same to Securities Premium Account, resulting in transfer to an earmarked Reserve for this purpose.

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

4 Provisions, Exceptional and Non-recurring items and Contingent Liabilities

a	Provisions	2005-2006	2004-2005
i.	Disputed claims / Potential claims against the Company by DOT, MTNL, BSNL for alleged violations relating to routing of calls, establishment of infrastructure, link charges, interconect Usage charges etc. provide as a matter of conservative accounting principles.	17,455.1	—
ii.	Exceptional and Non- Recurring items On review of the assets of the Company as at 31st March, the Company has found that certain assets may not be realised in full and/ or represent items which should not have been accounted for or in respect of which a provision should have been made for a possible diminution in the value and accordingly the Company has written off/ made provisions for the following items		
a	Fixed Assets	1,082.6	—
b	Capital Work-in-Progress	3,574.3	—
c	Bad Debts	972.2	—
d	Doubtful Debts	3,051.5	—
e	Loans and Advances	54.3	—
f	Others	292.2	—

Provisions referred to I and II above have been created during the current year and no amount has been utilised out of such provisions. The timing of actual outflow shall depend upon crystalisation of liabilities.

		As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
			(Rs. in millions)	
(iii)	**Contingent Liability**			
a.	Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	9,740.80	20,633.90	12,134.20
b.	Assignment of Sundry Creditors / Others	—	11,516.10	15,477.20
c.	Disputed Liabilities in Appeal			
	—Sales Tax	320.00	235.60	—
	—Excise	20.80	36.70	—
d.	Arrears of dividend on Cumulative Preference Shares	34.40	204.50	43.90
e.	Guarantees given to Banks/Company against credit facilities provided to Subsidiary Companies	7,629.26	2,362.20	—
f.	Claims against the Company not acknowledged as debts	—	1,587.80	—

5 As a matter of prudence, the Company has not recognised Deferred Tax Assets in Accounts, which mainly consists of carried forward losses, amortisation of licence fees and depreciation.

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

6 Miscellaneous expenditure:

The Company hitherto amortised Preliminary expenses over a period of five years. Effective from 1st April 2005 the above expenses are charged off as and when incurred. Accordingly the Company has written off Priliminary expenses amounting to Rs.25.5 million in 2005-06, resulting loss being higher to the extent of Rs.17.2 million.

		For the year 2005-06	For the year 2004-05	For the year 2003-04
			(Rs. in millions)	
7	**Auditors' Remuneration** (Excluding Service Tax)			
	Statutory Audit	10.00	10.00	2.00
	Tax Audit	2.50	2.50	0.50
	Certification and Other Services	12.50	12.50	0.50
8	**Expenditure in Foreign Currency on account of:**			
	Professional and Technical Fees	466.10	433.84	1,418.20
	Long Distance Operations	2,883.70	1,321.29	—
	Interest on Foreign Currency Term Loans	1,523.30	368.60	1.70
	Salary	38.30	31.67	—
	Others	1,391.00	604.01	83.60
9	**Earnings in Foreign Currency on account of:**			
	Long Distance Operations	19,121.00	11,560.80	1,084.40
10	**Value of Imports on CIF basis**	10,898.50	16,722.70	15,025.50
11	**Exchange Gain / (Loss) due to foreign currency fluctuations included in**			
	General and Administrative Expenses in Schedule N	(316.70)	127.50	(110.50)
12	**Managerial Remuneration:**			
	Salaries	1.10	—	—
	Perquisites (Rs.255/-)	0.00	—	—
	Contribution to Provident Fund/ Superannuation Fund (Rs.66,241)	0.10	—	—
	Provision for Gratuity. (Rs.19,041)	0.02	—	—
		1.20	—	—

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

13 Finance lease

The Company has acquired assets on Finance Lease, amounting to Rs.164.1 million. The lease agreements are valid for a non-cancelable period of ten years. Minimum Lease Rentals outstanding as of 31st March in respect of these assets are as follows:

Due	Total Minimum Lease Payments outstanding	Future Interest on Obligation	Present Value of Minimum Lease Payments
	(Rs. in millions)		
Within one year			
2005-06	31.50	17.10	14.40
2004-05	31.50	18.80	12.60
2003-04	31.50	20.40	11.10
Later than one year and not later than five years			
2005-06	125.90	45.10	80.80
2004-05	125.90	55.00	70.90
2003-04	125.90	63.70	62.20
Later than five years			
2005-06	30.50	3.74	26.70
2004-05	61.90	10.88	51.00
2003-04	93.30	21.01	72.30
TOTAL			
2005-06	187.80	65.90	121.90
2004-05	219.30	84.70	134.60
2003-04	250.70	105.10	145.60

14 Particulars of derivative instruments as at 31st March 2006

Particulars of Derivative Instruments Acquired for Hedging	No of Instruments		Value
		(U.S.$ in millions)	(Rs. in millions)
Principal Only Swap	26	240.00	10,550
Currency Swaps	12	124.00	5,480
Interest rate Swaps-FC	26	680.50	30,360
Interest rate Swaps-INR	35		10,250
Options	17	236.00	10,530
Structured Derivatives	9	354.38	15,810

No derivative instruments are acquired for speculation purpose.

In respect of the Foreign Exchange Swap/ Interest transactions, which are linked with LIBOR rates and exchange rate during the binding period of the contract, gains/losses are recognised on the the settlement day or the reporting day, whichever is earlier.

Foreign currency exposures that are not hedged by derivative instruments or otherwise are Rs.49,770 million (U.S.$ 1,116 million).

15 The Company has reported Segment Accounting as defined by Accounting Standard AS-17 in Consolidated Accounts of this Company, therefore Segment Accounting has not been given in Standalone Balance Sheet.

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

16 Earnings Per share

		For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)		
	Basic and Diluted EPS before Prior Period Items			
a.	Net Profit / (Loss) after tax (Rs.)	(18,184.30)	509.70	(3,903.10)
b.	Dividend on Cumulative Preference Shares	30.80	160.60	43.90
c.	Profit/ (Loss) attributable to Equity Shareholders (Rs.) (Numerator used for calculation)	(18,215.10)	349.10	(3,947.00)
d.	Weighted average number of Equity Shares used as denominator for calculating EPS	6,150.18	4,163.46	3,771.30
e.	Basic and Diluted Earnings per Share of Re.1 each (in Rupees.)	**(2.97)**	**0.08**	**(1.05)**

Schedule Q

15 As per Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosures of transactions with the related parties as defined in the Accounting Standard are given below :

(i) Sr. No.	Name of the Related Party	Relationship
1	Gateway Systems (India) Limited	Subsidiary Companies
2	Reliance Communications Investment and Leasing Limited	
3	Reliance Gateway Net Limited	
4	FLAG Telecom Group Limited (with its subsidiaries)	
5	Reliance Infocom BV	
6	Reliance Infocom Inc.	
7	Reliance Communications Inc.	
8	Reliance Communications International Inc.	
9	Reliance Communications Canada Inc.	
10	Reliance Netway Inc.	
11	Reliance Communications (UK) Limited	
12	Reliance Communications Hong Kong Limited	
13	Reliance Infoinvestments Limited	
14	NIS Sparta Limited (upto 30th March 2006)	
15	Paradox Studios Limited (upto 30th March 2006)	
16	Netizen Rajasthan Limited	
17	Reliance Infocomm Solutions Limited	
18	Reliance Digital World Limited (upto 30th March 2006)	
19	Netizen Gujarat Limited	
20	Raliance National Communications Limited (with effect from 31st October 2005)	
21	Reliance Global Com Limited (with effect from 9th December 2005)	
22	Reliance Webstore Limited	

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

(i) Sr. No.	Name of the Related Party	Relationship
23	Reliance Communication Ventures Limited (with effect from 13th January 2006)	Associate Companies
24	Reliance Communications Technologies Ltd	Associate Companies
25	Reliance Communications Infrastructure Limited	Associate Companies
26	Netizen Madhya Pradesh Private Limited	Associate Companies
27	Netizen Maharastra Private Limited	Associate Companies
28	Netizen West Bengal Private Limited	Associate Companies
29	Reliance Software Solutions Private Limited	Associate Companies
30	Reliance Communications Solutions Private Limited	Associate Companies
31	Reliance Mobile Limited	Associate Companies
32	Matrix Innovations Limited	Associate Companies
33	Reliance Communications Rajasthan Limited	Associate Companies
34	Reliance Communications Maharashtra Private Limited	Associate Companies
35	Reliance Communications Himachal Pradesh Private Limited	Associate Companies
36	Reliance Communications West Bengal Private Limited	Associate Companies
37	Reliance Communications Delhi Private Limited	Associate Companies
38	Reliance Communications Tamil Nadu Private Limited	Associate Companies
39	Reliance Communications Jammu and Kashmir Private Limited	Associate Companies
40	Reliance Communications Haryana Private Limited	Associate Companies
41	Karma Commercial Private Limited	Associate Companies
42	Gurukul Commercial Private Limited	Associate Companies
43	Parikrama Commercial Private Limited	Associate Companies
44	Aarthik Commercial Private Limited	Associate Companies
45	Reliance Infosoft Private Limited	Associate Companies
46	Synergy Infosolutions Private Limited	Associate Companies
47	Synergy Entrepreneur Solutions Private Limited	Associate Companies
48	Reliance Industries Limited (upto 13th January 2006)	Associate Companies
49	Ambani Enterprises Private Limited (with effect from 27th August 2005)	Associate Companies
50	Shri Anil D Ambani (with effect from 27th August 2005)	Others
51	Shri Hasit Shukla (with effect from 26th June 2005 upto 8th February 2006)	Key Managerial Personnel
52	Shri Anil C. Shah (with effect from 8th February 2006)	Key Managerial Personnel
53	Shri Mukesh D. Ambani (upto 26th June 2005)	Key Managerial Personnel

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

(ii) Transactions with related parties during the period April 05 to March 06

Sr. No	Nature of Transactions	Subsidiaries	Associates	Key Managerial Personnel	Rs. in millions Total
	(Excluding reimbursements)				
A)	**Share / NCD Application Pending Allotment**				
	Balance as at 1st April 2005	—	—	—	—
		—	—	—	—
	Application received during the year	—	**31,000.00**	—	**31,000.00**
		—	*(2,400,00)*	—	*(2,400.00)*
	Share Allotment	—	—	—	—
		—	*(2,400.00)*	—	**(2,400.00)**
	Repaid during the year	—	—	—	—
	Balance as at 31st March 2006	—	**31,000.00**	—	**31,000.00**
		—	*(0.00)*	—	*(0.00)*
B)	**Conversion of Preference Shares to Equity Shares including Premium**	—	**92,082.73**	—	**92,082.73**
		—	—	—	—
C)	**Redemption of Preference Shares including premium**	—	—	—	—
		—	*(2,094.69)*	—	*(2,094.69)*
D)	**Premium payable on redemption of Preference Shares**	—	**396.49**	—	**396.49**
		—	*(11,167.33)*	—	*(11,167.33)*
E)	**Capital Assets acquired during the year**	**434.98**	**156.54**	—	**591.52**
		(480.68)	*(13,128.82)*	—	*(13,609.50)*
F)	**Advance paid for Acquisition of Right of Connectivity during the year**	—	—	—	—
		—	*(3,210.20)*	—	*(3,210.20)*
G)	**Liability on Assets taken on Finance Lease**	—	**121.92**	—	**121.92**
		—	*(134.55)*	—	*(134.55)*
H)	**Capital Advance Given**				
	Balance as at 1st April 2005	—	**6,742.52**	—	**6,742.52**
		—	*(0.00)*	—	*(0.00)*
	Additions during the year	—	**95.62**	—	**95.62**
		—	*(1,828.00)*	—	*(1,828.00)*
	Assets purchase and adjustments	—	**156.54**	—	**156.54**
		—	*(920.68)*	—	*(920.68)*
	Balance as at 31st March 2006	—	**6,681.60**	—	**6,681.60**
		—	*(6,742.52)*	—	*(6,742.52)*
I)	**Capital Advance Received**				
	Balance as at 1st April 2005	—	**5.00**	—	**5.00**
		—	—	—	—
	Additions during the year	—	**0.30**	—	**0.30**
		—	*(5.00)*	—	*(5.00)*
	Adjustments during the year	—	—	—	—
		—	—	—	—
	Balance as at 31st March 2006	—	**5.30**	—	**5.30**
		—	*(5.00)*	—	*(5.00)*

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Sr. No	Nature of Transactions	Subsidiaries	Associates	Key Managerial Personnel	Rs. in millions Total
J)	**Investments**	—	—		
	Balance as at 1st April 2005	**109.14**	—	—	**109.14**
		(101.93)	—	—	*(101.93)*
	Purchased/adjusted during the year	—	—	—	—
		(7.71)	—	—	**(7.71)**
	Sold during the year	—	—	—	—
		(0.50)	—	—	*(0.50)*
	Balance as at 31st March 2006	**109.14**	—	—	**109.14**
		(109.14)	—	—	*(109.14)*
K)	**Purchase of Investments**	—	—	—	—
		—	*(6.31)*	—	*(6.31)*
L)	**Sundry Debtors as at 31st March 2006**	**794.73**	**62.69**	—	**857.42**
		(1,201.40)	*(0.00)*	—	*(1,201.40)*
M)	**Loans & Advances**				
	(i) Loans Given				
	Balance as at 1st April 2005	**27,769.90**	—	—	**27,769.90**
		(9,700.76)	*(0.00)*	—	*(9,700.76)*
	Given during the year	**80,776.29**	**9,604.50**	—	**90,380.79**
		(78,966.60)	*(0.00)*	—	*(78,966.60)*
	Returned during the year	**52,046.40**	—	—	**52,046.40**
		(60,897.46)	*(0.00)*	—	*(60,897.46)*
	Balance as at 31st March 2006	**56,499.78**	**9,604.50**	—	**66,104.28**
		(27,769.90)	—	—	*(27,769.90)*
	(ii) Deposits				
	Balance as at 1st April 2005	**323.90**	—	—	**323.90**
		—	—	—	—
	Given during the year	**54.03**	**800.00**	—	**854.03**
		(5,790.70)	*(0.00)*	—	*(5,720.70)*
	Returned during the year	**258.50**	**800.00**	—	**1,058.50**
		(5,466.80)	*(0.00)*	—	*(5,466.80)*
	Balance as at 31st March 2006	**119.43**	—	—	**119.43**
		(323.90)	*(0.00)*	—	*(323.90)*
	(iii) Other Receivables as on 31st March 2006	**1,402.82**	**3,907.25**	—	**5,310.07**
		(8.06)	*(0.00)*	—	*(8.06)*
N)	**Sundry Creditors as at 31st March 2006**	**807.58**	**664.30**	—	**1,471.87**
		(1,775.20)	*(287.70)*	—	*(2,062.90)*
0)	**Turnover**	**15,741.87**	**1,834.33**	—	**17,576.19**
		(5,301.80)	*(1,532.65)*	—	*(6,834.45)*
P)	**Other Income**	**1,377.44**	**73.73**	—	**1,451.18**
		(1,873.03)	*(0.00)*	—	*(1,873.03)*
Q)	**Discount on Prepaid Cards**	—	—	—	—
		—	*(322.84)*	—	*(322.84)*
R)	**Expenditure**				
	Access Charges	**699.14**	**694.88**	—	**1,394.002**
		(147.31)	*(0.00)*	—	*(747.37)*
	Network Operation Expenses	**94.37**	**2,304.24**	—	**2,398.61**
		(30.90)	*(2,453.97)*	—	*(2,484.86)*
	Finance Lease Expense	—	**24.10**	—	**24.10**
		—	*(20.39)*	—	*(20.39)*
	Rent for Office Premises	**7.50**	**23.59**	—	**31.09**
		(0.00)	*(257.03)*	—	*(257.03)*

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Sr. No	Nature of Transactions	Subsidiaries	Associates	Key Managerial Personnel	Rs. in millions Total
	Selling and Marketing Expenses	**1,928.25**	**815.00**	—	**2,743.26**
		(1,210.00)	*(410.86)*	—	*(1,620.86)*
	Professional Fees	**511.45**	—	—	**511.45**
		(178.07)	—	—	*(178.07)*
	Insurance	—	—	—	—
		—	—	—	—
S)	**Managerial Remunaration**	—	—	**1.17**	**1.17**
		—	—	*(0.00)*	*(0.00)*
T)	**Guarantees Issued**	**6,832.79**	**700.00**	—	**7,532.79**
		(2,362.23)	*0.00*	—	*(2,362.23)*
	Reimbursement Creditors	—	—	—	—
		(4.17)	—	—	*(4.17)*

Note: Figures in brackets represent previous year's figures

Significant Related Party Transactions :

1 Preference Share Application of Rs.31,000.00 million received during the year from Reliance Communication Ventures Limited. (Previous Year Rs.2,400 million from Reliance Communications Infrastructure Limited.)

2 Conversion of Preference Share to Equity Shares to Reliance Industries Limited Rs.92,082.73 million. (P.Y.—Redemption of Preference Shares including premium during the year to Reliance Communications Infrastructure Limited Rs.2,094.7 million.)

3 Premium payable on redemption of Preference Shares includes to Reliance Communications Infrastructure Limited Rs.396.50 million. (P.Y. premium payable on redemption of Preference Shares included Reliance Industries Limited Rs.11,082.7 million.)

4 Fixed Assets acquired during the year includes from Flag Telecom Limited Rs. 174.20 million, Reliance Digital World Limited Rs.260.78 million and Rs.156.54 million from Reliance Industries Limited. (P.Y. Fixed Assets acquired during the year included from Reliance Communications Infrastructure Limited Rs.10,932.7 million and Reliance Industries Limited Rs.2,196.1 million.)

5 *(P.Y.—Advance paid for acquisition of Right of Connectivity during the year includes Rs. 3 210.20 million to Reliance Communications Infrastructure Limited.)*

6 Liability on assets taken on Finance Lease from Reliance Communication Ventures Limited Rs.121.92 million. (P.Y. Liability on assets taken on Finance Lease was from Reliance Industries Limited Rs.134.55 million.)

7 Loans and Advances include loan granted during the year of Rs.9,604.50 million to Reliance Communication Infrastructure Limited and Rs.78,855.00 million to Reliance Infoinvestment Limited and repaid Rs.49,027.80 million by Reliance Infoinvestment Limited. (P.Y.—Loans and Advances include loan granted during year of Rs.74,695.60 million to Reliance Infoinvestments Limited and repaid during year of Rs.59,907.34 million by Reliance Infoinvestments Limited.)

8 Capital Advance includes 846.40 million to Reliance Industries Limited. (P.Y.—Capital Advances include Rs.907.32 million to Reliance Industries Limited.)

Reliance Infocomm Limited
Schedules forming part of Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

10 *(P.Y.—Investments purchased during the year include from Reliance Industries Limited Rs.6.31 million.)*

11 Sundry Debtors includes Rs.198.74 million from Reliance Communication Inc. Rs.575.11 million from Reliance Communication International Inc. (P.Y.—Sundry debtors include from Reliance Communications Inc. Rs.1,197.21 million.)

12 Deposit given during the year includes Rs.800 million to Reliance Communication Infrastructure Limited. Deposit repaid during the year includes Rs.800 million repaid by Reliance Communication Infrastructure Limited and Rs.258.50 million by Digital World Limited. (P.Y.—Deposits granted during the year includes Rs.607.70 million to Reliance Digital World Limited and Rs.5,183.00 million to Netizen Maharashtra Private Limited. Deposits repaid during the year include Rs.5,183.00 million by Netizen Maharashtra Private Limited.)

13 Other receivable includes Rs.3 ,722.99 million from Reliance Communication Infrastructure Limited, Rs.1,373.58 million from Reliance Infoinvestment Limited. (P.Y.—Other Receivables includes Rs. 1.40 million from Netizen Maharashtra Private Limited and 6.70 million from Paradox Studios Limited.)

14 Sundry Creditors includes Rs.596.52 million due to Reliance Communication Infrastructure Limited, Rs.583.26 million due to Flag Telecom Limited. (P.Y.—Sundry Creditors includes Rs.284.52 million to Reliance Communications Infrastructure Limited, Rs.404.96 million to Flag Telecom Group Limited and Rs.1,333.42 million to Reliance Webstore Limited.)

15 Turnover includes transactions with Reliance Communications Inc. Rs.14,707.81 million. (P.Y.—Turnover includes transactions with Reliance Communications Infrastructure Limited Rs.1,381.27 million and Reliance Communications Inc. Rs.5,280.82 million.)

16 Other Income includes from Reliance Infoinvestments Limited Rs.1,377.44 million. (Previous Year—Other Income includes from Reliance Infoinvestments Limited Rs.1,813.37 million.)

18 Expenditure : Access Charges includes to Reliance Communications Inc. Rs.699.14 and Rs.693.94 million to Reliance Telecom Ltd. Network Operation Expenses includes to Reliance Communications Infrastructure Limited Rs.2,286.21 million. Finance Lease Expenses paid to Reliance Industries Limited Rs.13.11 million and Rs.10.99 million to Reliance Communication Ventures Limited. Rent for office premises includes to Reliance Industries Limited Rs.23.59 million and Rs.7.50 million to Reliance Infoinvestemnts Limited. Selling and Marketing expenses includes Rs.815.00 million to Reliance Communications Infrastructure Limited and Rs.1,915.56 million to Reliance Webstore Limited. Professional Fees includes to Reliance Infocom Inc. Rs.92.49 million and NIS Sparta Limited Rs.418.96 million.

(P.Y.—Expenditure : Access Charges includes to Reliance Communications Inc. Rs. 147.30 million. Network Operation Expenses includes to Reliance Industries Limited Rs.342.30 million and Reliance Communications Infrastructure Limited Rs.2,111.60 million. Finance Lease Expenses paid to Reliance Industries Limited Rs.20.40 million. Rent for Office Premises includes to Reliance Industries Limited Rs.257.00 million. Selling and Marketing expenses includes Rs. 214.50 million to Reliance Communications Infrastructure Limited, Rs. 196.40 million to Reliance Industries Limited and Rs. 1,210 million to Reliance Webstore Limited. Professional Fees includes to Reliance Infocom Inc. Rs.59.40 million and NIS Sparta Limited Rs. 118.60 million.)

19 Financial Guarantees issued include to Flag Telecom Group Limited Rs.6,163.56 million. (P.Y.—Financial Guarantees issued include to Flag Telecom Group Limited Rs.1,706.06 million and Reliance Infocom BV Rs.656.18 million.)

Auditors' report

To the members of Reliance Communications Infrastructure Limited.

We have audited the attached Balance Sheet of Reliance Communications Infrastructure Limited ("the Company") as at 31st March 2006, and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
2. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the 'Order'), issued by the Central Government of India in terms of Section 227(4A) of the Act, and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in the paragraphs 4 and 5 of the said Order to the extent applicable to the Company.
3. Further, to our comments in the Annexure referred to in paragraph 2 above, we report that:
   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;
   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;
   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;
   (e) On the basis of written representations received from the directors, as on 31st March 2006, we report that none of the director of the Company is disqualified as on 31st March 2006 from being appointed as a director in terms of Section 274(1)(g) of the Act;
   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India;
      i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31st March 2006;
      ii) in so far as it relates to the Profit and Loss Account, of the loss for the year ended on that date; and
      iii) in so far as it relates to the Cash Flow Statement, of the cash flows for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No.: 45882

Mumbai
Dated: 30th April 2006

Annexure referred to in paragraph 2 of Auditors' Report of even date to the members of Reliance Communications Infrastructure Limited on the accounts for the year ended 31st March 2006

1. In respect of its fixed assets:

(a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

(b) As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets and no material discrepancies were noticed on such verification. However we are informed that underground fiber infrastructure, which is under continuous surveillance for operation is not physically verified.

(c) In our opinion, the Company has not disposed off substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:

(a) As explained to us, inventories have been physically verified by the Management at regular intervals during the year.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

(c) The Company has maintained proper records of inventories. As explained to us, discrepancies noticed on physical verification of inventory have been fully provided for in the accounts.

3. (a) There are three Companies in the register maintained under section 301 of the Companies Act, 1956 to which the Company has granted loans. The maximum amount involved during the year was Rs.55,634.40 million and the same was repaid during the year

(b) In our opinion the rate of interest and the other terms and conditions on which loans have been granted to companies listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

(c) The companies have repaid the principal amounts as stipulated and have been regular in the payment of interest wherever applicable.

(d) There is no overdue amount of loans granted to companies listed in the register maintained under section 301 of the Companies Act, 1956.

(e) The Company has taken loan from one party covered in the register maintained under section 301 of the Companies Act, 1956, amounting to Rs.9,604.5 million. The maximum amount involved during the year is Rs.9,604.5 million.

(f) In our opinion the rate of interest and the other terms and condition on which loans have been taken from companies listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

4. In our opinion and according to the information and explanations given to us, there is adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weakness, in internal controls.

5. According to the information and explanation given to us, there are no contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered in a register required to be maintained under that section. Therefore the provisions of clause V of this order are not applicable of the Company.

6. The Company has not accepted any deposits under the provisions of Section 58A and 58AA or any other relevant provisions of the Companies Act 1956 and the rules framed there under.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same with a view to determined whether they are accurate or complete.

9. In respect of statutory dues:

(a) According to the records of the company, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31st March 2006 for a period of more than six months from the date they became payable.

(b) According to the information and explanation given to us, there are no dues of sales tax, income tax, custom duty, wealth tax, excise duty and cess which have not been deposited on account of any dispute except disputed sales tax and Entry tax dues for Rs 92.0 million and Rs 16.70 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under,

Sr. No.	Nature of Demand	State	Amount of Dispute (Rs. in millions)	Period to which the amt. relates	Forum where dispute is pending
1	Sales Tax	Haryana	0.20	2000 - 01	PUNJAB Haryana High Court
			3.70	2001 - 02	PUNJAB Haryana High Court
			3.60	2002 - 03	PUNJAB Haryana High Court
			20.40	2003 - 04	PUNJAB Haryana High Court
		Orissa	3.50	2000 - 01	Appellate Tribunal
			21.50	2001 - 02	Appellate Tribunal
		Andhra Pradesh	35.30	2004 - 05	High Court
		Uttar Pradesh	3.8	2005 - 06	High court
		Rajasthan	0.10	2004 - 05	Commissioner appeals
			92.00		
2	Entry Tax	Madhya Pradesh	11.80	2000 - 01	TRIBUNAL
			2.90	2001 - 02	TRIBUNAL
		Orissa		2000 - 01	Appellate Tribunal
			1.60	2001 - 02	Appellate Tribunal
		Uttar Pradesh	0.10	2002 - 03	With CTO
			0.30	2001 - 02	With CTO
			16.70		

10. The Company has incurred cash losses during the year and its accumulated losses at the end of the financial year is not more than fifty percent of its net worth. The Company had not incurred any cash losses during the previous year.

11. Based on our audit procedures and according to the informations and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society, therefore the provision of clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 is not applicable to the company.

14. The Company has not dealt or traded in shares, securities, debentures or other investments during the year. However the Company has dealt in units of Mutual Funds, commercial papers and certificate of deposits for which the Company has maintained proper records of transactions and contracts. All the investments have been held by the company in its own name.

15. As per the information and explanation given to us the Company has not given guarantees for loans taken by others from banks or financial institutions.

16. The Company has not availed any term loans during the year.

17. According to the information and explanations give to us and on a overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

19. The Company has created necessary securities as per the debenture trust deed in respect of debentures issued and outstanding at the year-end.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No.: 45882
Mumbai
Dated: 30th April 2006

Auditor's report

To the members of Reliance Communications Infrastructure Limited.

We have audited the attached Balance Sheet of Reliance Communications Infrastructure Limited ("the Company") as at 31st March 2005, and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
2. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the 'Order'), issued by the Central Government of India in terms of Section 227 (4A) of the Act, and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.
3. Further, to our comments in the Annexure referred to in paragraph 2 above, we report that:
   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;
   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   (c) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;
   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;
   (e) On the basis of written representations received from the directors, as on 31st March 2005, we report that none of the director of the Company is disqualified as on 31st March 2005 from being appointed as a director in terms of Section 274(1)(g) of the Act;
   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India;
      i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31st March 2005;
      ii) in so far as it relates to the Profit & Loss Account, of the profit for the year ended on that date; and
      iii) in so far as it relates to the Cash Flow Statement, of the cash flows for the year ended on that date.

For **CHATURVEDI & SHAH**
Chartered Accountants

(RAJESH D. CHATURVEDI)
Partner
Membership No. 45882

Mumbai
Dated: 18th June 2005

Annexure referred to in paragraph 2 of Auditors' report of even date to the members of Reliance Communications Infrastructure Limited on the accounts for the year ended 31st March 2005

1. In respect of its fixed assets:

   (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

   (b) As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets and no material discrepancies were noticed on such verification.

   (c) In our opinion, the Company has not disposed off substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:-

   (a) As explained to us, inventories have been physically verified by the Management at regular intervals during the year.

   (b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company has maintained proper records of inventories. As explained to us, there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

3. (a) There are five Companies in the register maintained under section 301 of the Companies Act, 1956 to which the Company has granted loans. The maximum amount involved during the year was Rs.68,778.90 million and the year end balance of loans granted to such parties was Rs.30,606 million.

   (b) In our opinion the rate of interest and the other terms and conditions on which loans have been granted to companies listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

   (c) The Companies have repaid the principal amounts as stipulated and have been regular in the payment of interest wherever applicable.

   (d) There is no overdue amount of loans granted to companies listed in the register maintained under section 301 of the Companies Act, 1956.

   (e) The Company has taken loan from one party covered in the register maintained under section 301 of the Companies Act, 1956, which was subsequently repaid. The maximum amount involved during the year is Rs.7,939.5 million.

   (f) In our opinion the rate of interest and the other terms and condition on which loans have been taken from companies listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

4. In our opinion and according to the information and explanations given to us, there is adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weaknesses, in internal controls.

5. According to the information and explanation given to us, there are no contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered in a register required to be maintained under that section. Therefore the provisions of clause V of this order are not applicable to the Company.

6. The Company has not accepted any deposits under the provision of Section 58A and 58AA or any other relevant provisions of the Companies Act 1956 and the rules framed there under.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same with a view to determine whether they are accurate or complete.

9. In respect of statutory dues:—

(a) According to the records of the Company, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31st March 2005 for a period of more than six months the date they became payable.

(b) According to the information and explanation given to us, there are no dues of sales tax, income tax, custom duty, wealth tax, excise duty and cess which have not been deposited on account of any dispute except disputed sales tax and Entry tax dues for Rs.36.70 million and Rs.44.8 million respectively, that have not been deposited on account of matters pending before appropriate authorities *as* under:—

Sr. No.	Name of the Statute	Nature of the Dues	Amount of Dispute (Net) (Rs. in millions)	Period to which the amounts relates	Forum where dispute is pending
1.	Central Sales Tax Act and Sales Tax Act of Various states	Sales Tax	3.50	2000-01	Appellate Tribunal
			18.60	2001-02	High court Authority
			2.90	2001-02	Assessing Officer
			11.70	2002-03	Assessing Officer
2.	Entry Tax act of Various States	Entry Tax	11.90	2000-01	Appellate Tribunal
			0.20	2000-01	High Court
			4.50	2001-02	Appellate Tribunal
			3.70	2001-02	High Court
			3.60	2002-03	High Court
			0.40	2002-03	Assessing Officer
			0.10	2002-03	Commission Appeal
			20.40	2003-04	High Court

10. The Company has no accumulated losses and has not incurred any cash losses during the financial year covered by our audit or in the immediately preceding financial year.

11. Based on our audit procedures and according to the informations and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society, therefore the provision of clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 is not applicable to the company.

14. The Company has not dealt or traded in shares, securities, debentures or other investments during the year. However the Company has dealt in units of Mutual Funds for which the Company has maintained proper records of transactions and contracts. All the investments have been held by the company in its own name.

15. As per the information and explanation given to us the Company has not given guarantees for loans taken by others from banks and financial institutions.

16. The Company has not availed any term loans during the year.

17. According to the information and explanations give to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

19. The Company has created necessary securities as per the debenture trust deed in respect of debentures issued and outstanding at the year-end.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **CHATURVEDI & SHAH**
Chartered Accountants

(RAJESH D. CHATURVEDI)
Partner
Membership No. 45882

Mumbai
Dated: 18th June 2005

Auditors' report

To the members of Reliance Communications Infrastructure Limited.

1. We have audited the attached Balance Sheet of Reliance Communications Infrastructure Limited ("the Company") as at 31st March 2004, the related Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of Section 227(4A) of the Act and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.
4. Further, we report that:
   - (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;
   - (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   - (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;
   - (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;
   - (e) On the basis of written representations received from the directors, as on 31st March 2004, and taken on record by the Board of Directors, we report that none of the director of the Company is disqualified as on 31st March 2004 from being appointed as a director in terms of Section 274(l)(g) of the Act;
   - (f) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon, give a true and fair view in conformity with the accounting principles generally accepted in India;
     - i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2004;
     - ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and
     - iii) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No.: 45882

Mumbai
Dated: 28th April 2004

Annexure referred to in paragraph 4 of Auditors' report of even date to the members of Reliance Communications Infrastructure Limited on the accounts for the year ended 31st March 2004

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of information available. According to the information and explanation given to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of the assets. No material discrepancies were noticed on such verification.

2. During the year, the Company has not disposed off the substantial part of its fixed assets.

3. The inventory has been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.

4. In our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and nature of its business.

5. The Company has maintained proper records of inventory. As explained to us there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

6. The Company has taken interest free loan from one party covered in the register maintained under section 301 of the Companies Act, 1956. The maximum amount involved during the year and the year end balance of loan taken from such party was Rs. 500.0 million. There are four Companies in the register maintained under section 301 of the Companies Act, 1956 to which the Company has granted loans. The maximum amount involved during the year was Rs. 86,552.66 million and the year end balance of loans granted to such parties was Rs. 62,575 million.

7. In our opininon the rate of interest and the other terms and condition on which loans have been taken from/ granted to party and Companies listed in the register maintained under, section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

8. The parties have repaid the principal amounts as stipulated and have been regular in the payment of interest wherever applicable. In respect of interest free loan taken the repayment of principal amount has not fallen due as at the end of the year.

9. There is no overdue amount of loans taken from/ granted to party and Companies listed in the register maintained under section 301 of the Companies Act, 1956.

10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weaknesses, in internal controls.

11. According to the information and explanation given to us, we are of the opinion that there are no transactions, exceeding Rs. 0.50 million in respect of any party during the financial year which needs to be entered in the register pursuant to the Section 301 of the Companies Act 1956.

12. The Company has not accepted any deposits under the provisions of Section 58A and 58AA of the Companies Act 1956 and the rules framed there under.

13. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

14. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenenance of cost records under Section 209 (I) (d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

15. According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31st March 2004 for a period of more than six months from the date they became payable.

16. According to the information and explanation given to us, there are no dues of sales tax, income tax, custom duty, wealth tax, excise duty and cess which have not been deposited on account of any dispute except disputed sales tax and Entry tax dues for Rs 25.04 million and Rs 16.34 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under,

Sr. No.	Name of the Statute	Nature of the Dues	Amount of Dispute (Net) (Rs. in millions)	Period to which the amounts relates	Forum where dispute is pending
1.	Central Sales Tax Act and Sales Tax Act of Various states	Sales Tax	2.85	A.Y. 2000-01	Appellate Tribunal
			0.65	A.Y. 2000-01	First Appellate Authority
			21.54	A.Y. 2001-02	Assessing Officer
	Total		**25.04**		
2.	Entry Tax act of Various States	Entry Tax	0.02	A.Y. 2000-01	Appellate Tribunal
			11.83	A.Y. 2000-01	Board of Revenue, second appeal
			1.56	A.Y. 2001-02	Additional Commissioner
			2.93	A.Y. 2001-02	Board of Revenue, second appeal
	Total		**16.34**		

17. The Company has neither accumulated losses as at 31st March 2004, nor it has incurred any cash loss either during the financial year ended on that date or in the immediately preceding financial year.

18. In our opinion and according to the informations and explanation given to us, the Company has not defaulted in repayment of its dues to any financial institutions or banks or to debenture holders during the year.

19. The Company has not granted any loans or advances on the basis of security by way of pledge of shares, debentures and other securities.

20. In our opinion, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society, therefore the provision of clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the company.

21. The Company has not dealt or traded in shares, securities, debentures or other investments during the year. However the Company has dealt in Mutual Funds for which the Company has maintained proper records of transactions and contracts. All the investments have been held by the company in its own name.

22. As per the information and explanation given to us the Company has not given guarantees for loans taken by others from banks or financial institutions.

23. The Company has not availed any term loans during the year.

24. According to the information and explanations give to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short- term basis have been used for long term investment. However the long term funds from various sources to the tune of Rs. 39,852.87 million have been utilised for granting advances for short term purposes to various parties.

25. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

26. The Company has created necessary securities as per the debenture trust deed in respect of debentures issued and outstanding at the year-end.

27. The Company has not raised any money by public issue during the year.

28. As per the informations and explanations given to us and on the basis of examination of records, no material fraud on or by the company was noticed or reported during the year.

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No.: 45882

Mumbai
Dated: 28th April 2004

Reliance Communications Infrastructure Limited
Balance sheet as at
31st March 2006-2005-2004

	Schedule	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
			(Rs. in millions)	
SOURCES OF FUNDS				
SHAREHOLDERS' FUNDS				
Share Capital	A	2,000.00	2,000.00	2,000.00
Reserves and Surplus	B	45,022.60	45,022.90	44,859.12
		47,022.60	**47,022.90**	**46,859.12**
LOAN FUNDS				
Secured Loans	C	16,850.25	38,135.43	35,521.72
Unsecured Loans	D	14,497.21	2,850.67	—
		31,347.49	**40,986.10**	**35,521.72**
TOTAL		**78,370.06**	**88,009.00**	**82,380.84**
APPLICATION OF FUNDS				
FIXED ASSETS	E			
Gross Block		60,999.03	57,289.00	36,209.97
Less: Depreciation		8,612.90	5,477.30	1,849.20
Less: Impairment		733.86		
Net Block		51,652.27	51,811.70	34,360.77
Capital Work-in-Progress		6,975.97	8,638.00	5,504.50
		58,628.24	**60,449.70**	**39,865.27**
INVESTMENTS	F	**34,092.38**	**29,609.42**	**27,351.42**
CURRENT ASSETS, LOANS AND ADVANCES				
Current Assets	G			
Inventories		2,931.22	8,268.40	481.21
Sundry Debtors		1,609.57	653.00	251.45
Cash and Bank Balances		7,314.74	3,714.70	43.80
Other Current Assets		575.52	97.10	0.06
		12,431.05	**12,733.20**	**776.52**
Loans and Advances	H	**12,101.37**	**53,013.57**	**67,725.70**
Less: **Current Liabilities and Provisions**	I			
Current Liabilities		**59,880.65**	**67,776.90**	**53,335.20**
Provisions		**32.66**	**25.69**	**9.40**
		59,913.31	**67,802.59**	**53,344.60**
Net Current Assets		**(35,380.89)**	**(2,055.82)**	**15,157.62**
Miscellaneous Expenditure (To the extent not written off or adjusted)		—	5.70	6.53
Profit and Loss Account		21,030.33		—
TOTAL		**78,370.06**	**88,009.00**	**82,380.84**
SIGNIFICANT ACCOUNTING POLICIES	R			
NOTES ON ACCOUNTS	S			

Reliance Communications Infrastructure Limited
Profit and Loss Account for the year ended 31st March 2006-2005-2004

	Schedule	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
			(Rs. in millions)	
INCOME				
Service Income	J	8,515.51	7,546.84	2,426.80
Sales and Marketing Income	K	2,175.50	588.60	—
Other Income	L	455.60	136.60	43.13
		11,146.61	**8,272.04**	**2,469.93**
EXPENDITURE				
Cost of Sales		—	—	—
Network Operation Expenses	M	4,652.50	3,681.79	561.89
Payments to and Provisions for Employees	N	119.42	133.17	75.09
Sales and Distribution Expenses	O	2,226.40	1,165.30	1.63
General and Administration Expenses	P	872.13	809.55	311.13
		7,870.45	**5,789.81**	**949.74**
Operating Profit before Interest, Amortisation and Depreciation		**3,276.16**	**2,482.23**	1,520.19
Provision for Doubtful Debts		—	—	—
Finance Charges (Net)	Q	533.94	(1,243.59)	(26.31)
Operating Profit before Amortisation and Depreciation		**2,742.22**	**3,725.81**	1,546.50
Depreciation and Amortisation		3,051.61	3,544.76	1,429.90
Goodwill Written Off		—	—	74.20
Preliminary Expenses Written Off		5.73	3.30	2.80
(Refer Note 18 Schedules)		**3,057.34**	**3,548.05**	**1,506.90**
Profit before Tax		**(315.12)**	**177.76**	**39.60**
Exceptional & Non Recurring Items				
Impairment of Capital Assets (Ref. Note 15(i), Schedule S)		733.86	—	—
15(i)		—	—	—
Diminution in Capital Work in Progress (Refer note 15(i), Schedule S)		1,049.34		—
Provisional Liability for Employee Compensation		—	—	—
Inventory Written Off		4,742.67	—	—
Provision For Loans & Advances (Refer note 15(i), Schedule S)		13,961.49	—	—
Prior Period Items (net)		218.12	—	—
Profit / (Loss) before tax		**(21,020.60)**	**177.76**	**39.60**
Provision for Current Tax		—	14.00	3.10
Provision for Fringe Benefit Tax		10.03	—	—
Provision for Deferred Tax (Refer note 10, Schedule S)		—	—	—
		10.03	**14.00**	**3.10**
Profit after tax		**(21,030.63)**	**163.76**	**36.50**
Add : Balance brought forward from last year		**0.30**	**0.27**	**0.27**
Amount Available for Appropriations APPROPRIATIONS		**(21,030.33)**	**164.03**	**36.77**
Debenture Redemption Reserve (Refer Note 16 Schedule S)		—	**163.76**	**36.50**
Balance carried to Balance Sheet		**(21,030.33)**	**0.27**	**0.27**
Basic and Diluted Earning per Share of Re 1 each (Refer Note 14, Schedule S)		**(10.52)**	**0.08**	**0.02**

Reliance Communications Infrastructure Limited
Cash Flow Statement for the Year Ended 31st March 2006-2005-2004

Sl.	Particulars	For the year 2005-06	For the year 2004-2005	For the year 2003-2004
			(Rs. in millions)	
A:	**CASH FLOW FROM OPERATING ACTIVITIES:**			
	Net Profit after tax as per Profit and Loss Account	**(21,030.70)**	**163.76**	**36.50**
	Adjusted for:			
	Miscellaneous expenses written off	5.73	3.30	2.80
	Provision for Doubtful Debts	5.50	0.00	0.70
	Amortisation of Discount	3,007.00	2,294.28	1,315.00
	Provision for Taxation	10.00	14.00	3.10
	Interest income	(2,959.00)	—	—
	Interest Expenses	128.10	—	—
	Amortisation of Other Discount	306.78	1,296.62	0.00
	Amortisation of Intangibles & Depreciation	3,051.61	3,544.76	1,429.90
	Goodwill Written off	0.00	0.00	74.20
	(Profit)/Loss on sale of Investments	(131.23)	(45.00)	(42.90)
	Premium on Investments in Preference Shares	(311.90)	(84.60)	0.00
	(Profit)/Loss on sale of Fixed asset	2.55	3.30	(0.10)
	Effect of exchange rate difference (gain)/loss	320.80	(251.37)	(0.60)
	Exceptional & Non Recurring Items	20,705.60		
		24,141.53	**6,775.28**	**2,782.10**
	Operating Profit before Working Capital Changes	**3,110.83**	**6,938.99**	**2,818.60**
	Adjusted for:			
	Receivables and other Advances	25,515.39	12,296.05	(41,937.30)
	Provision for Doubtful Debts			(0.70)
	Inventories	594.51	(7,787.19)	(481.20)
	Fixed Deposit	(3,000.00)	—	—
	Trade Payables	(8,092.80)	14,716.50	50,887.20
		15,017.10	19,225.35	8,468.00
	Cash Generated from Operations	18,127.93	26,164.34	11,286.60
	Tax Paid	(9.03)	—	—
	Net Cash from Operating Activities	**18,118.90**	**26,164.34**	**11,286.60**
B:	**CASH FLOW FROM INVESTING ACTIVITIES:**			
	Purchase of Fixed Assets	(2,328.19)	(22,887.76)	(4,840.00)
	Interest income	2,959.00	—	—
	Sale of Fixed Assets	2.17	7.84	6.90
	Purchase of Investments	(24,240.20)	(5,176.55)	(19,403.80)
	Sale of Investments	19,888.47	2,963.52	12,319.30
	Net Cash Used in Investing Activities	**(3,718.75)**	**(25,092.94)**	**(11,917.60)**
C:	**CASH FLOW FROM FINANCING ACTIVITIES:**			
	Other Secured Loans	(24,997.67)	(500.00)	500.00
	Other Unsecured Loans	11,646.54	2,850.66	0.00
	Miscellaneous Expenditure	0.00	(2.50)	0.00
	Interest Expenditure	(128.10)	—	—
	Effect of exchange rate difference	(320.80)	251.37	0.60
	Net Cash from Financing Activities	**(13,800.03)**	**2,599.54**	**500.60**
	Net Increase / (Decrease) in Cash and Cash Equivalents	**600.12**	**3,670.93**	**(130.40)**
	Opening Balance of Cash and Cash Equivalents	**3,714.66**	**43.77**	**174.20**
	Closing Balance of Cash and Cash Equivalents	**4,314.78**	**3,714.70**	**43.72**

Note: Fixed Deposits with Bank with maturity more than three months are not considered for cash and cash equivalents.

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE A			
SHARE CAPITAL			
Authorised :			
2,500,000,000 Equity Shares of Re 1 each .... (Previous Year 2004-2005 & 2003-2004 2,000,000,000 Equity Shares of Re 1 each)	2,500.00	2,000.00	2,000.00
500,000,000 Preference Shares of Re 1 each	—	500.00	—
(Previous Year NIL)	**2,500.00**	**2,500.00**	**2,000.00**
Issued Subscribed and Paid up:			
2,000,000,000 Equity Shares of Re 1 each fully paid up	2,000.00	2,000.00	2,000.00
TOTAL	**2,000.00**	**2,000.00**	**2,000.00**

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE B			
RESERVES AND SURPLUS			
Securities Premium Account			
As per last Balance Sheet	**44,820.00**	**44,820.00**	**44,820.00**
Debenture Redemption Reserve			
As per last Balance Sheet	202.60	38.85	2.35
Transferred from Profit and Loss Account		163.80	36.50
(Refer Note 16 , Schedule S)	**202.60**	**202.65**	**38.85**
Profit and Loss Account		**0.27**	**0.27**
TOTAL	**45,022.60**	**45,022.92**	**44,859.12**

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE C			
SECURED LOANS			
Zero coupon Secured, Redeemable Non-Convertible Debentures of maturity value of Rs 76,320 in 2005-2006 and for 2004-2005, 2003-2004 is Rs 68,550 each	24,513.33	65,899.62	65,899.62
Less: Unamortised Discounts	10,513.05	27,764.19	30,877.90
	14,000.28	**38,135.43**	**35,021.72**
Other Loans	**—**	**—**	**500.00**
Loan from Bank	**2,850.00**	—	—
TOTAL	**16,850.28**	**38,135.43**	**35,521.72**

1. The debentures referred to above consist of 321,190 (Previous Year(2003-2004 & 2004-2005) 9,61,330) Zero Coupon, Secured, Redeemable, Non-Convertible Debentures issued at price of Rs. 25,030 each aggregating to Rs. 8,039.40 million in 2005-2006 & Rs.24,062.1 million in 2003-2004, 2004-2005.

2 The above debentures are secured by way of mortgage on a specific immovable property of the company and further secured/to be secured by way of floating charge on other fixed assets (other than operating licences) of the Company both present and future.

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

3 The issuer and the investor have a Call / Put Option on or after 1st September 2006 for redemption of all or any of the Debentures held by the investor. Such Call / Put Option is excercisable once every year on 1st September after giving 60 days notice to the investor/ issuer as the case may be, as under:

Date of Redemption/Maturity Date	Amount payable per Debenture to Investor	
		in Rs.
	2005-06	2004-05/ 2003-2004
1st September 2006	45,518.00	44,767.00
1st September 2007	50,472.00	48,747.00
1st September 2008	55,981.00	53,093.00
1st September 2009	62,073.00	57,813.00
1st September 2010	68,829.00	62,953.00
1st September 2011 (Maturity Date)	76,320.00	68,550.00

4 Other Loan represents loan from a Director which was secured by way of pledge of investments in shares.

5. Loan from Bank is secured against pledge of Bank Fixed Deposit

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE D			
UNSECURED LOANS			
Short Term			
From Banks in Foreign Currencies—Buyer's Credit	4,892.71	2,850.67	—
ICD Received from Body Corporate	9,604.50	—	—
TOTAL	**14,497.21**	**2,850.67**	—

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

SCHEDULE E

FIXED ASSETS

Sl No	Name of Assets			NET BLOCK
		31st March 2006	31st March 2005	31st March 2004
A	**Own Assets**			
1	Leasehold Land	5.43	5.50	5.57
2	Freehold Land	559.20	547.09	518.38
3	Buildings	2,384.20	2,395.73	2,412.49
4	Plant and Machinery	46,920.70	47,023.50	30,038.29
5	Electrical Installations	78.95	72.22	18.01
6	Office Equipment	154.75	102.70	102.14
7	Furniture and Fixtures	358.94	346.50	365.89
8	Vehicles	79.19	90.41	105.08
	Sub Total	**50,541.27**	**50,583.55**	**33,565.84**
B	Leased Assets			
1	Plant and Machinery	256.45	325.09	393.73
2	Office Equipment	1.12	1.34	1.51
3	Furniture and Fixtures	1.62	1.94	2.20
4	Vehicles	0.34	1.69	3.06
	Sub Total	**259.53**	**330.05**	**400.50**
C	**Intangible Assets**			
1	Goodwill	—	—	—
2	Right of Connectivity	851.49	898.17	394.40
	(Refer note 5)			—
	Sub Total	**851.49**	**898.17**	**394.40**
	Total (A+B+C)	**51,652.28**	**51,811.77**	**34,360.74**
	Previous Year	**51,811.77**	**34,360.74**	—
	Capital Work in Progress	**6,975.97**	**8,638.00**	**5,504.49**

1. Capital Work-in-Progress includes:
   a) Rs.1,077.60 million (Previous Year Rs.694.40 million) on account of Pre-operative expenses
   b) Rs 494 million (Previous Year Rs.1,562.70 million) on acccount of Materials at site
2. Additions and CWIP include Rs. NIL million (Previous Year Rs (39.20) million) (Net) arising out of exchange (gain)/loss during the year
3. Freehold land includes Rs 5.5 million towards land acquired, the ownership of which will be transferred at the end of 6 years from Dec 2006 to March 2008.
4. Buildings include Rs 0.2 million towards cost of Shares acquired in a company.
5. Balance useful life as at 31st March 2006 is 18 years

		2005-06	2004-05
6.	Depreciation for the period	3,138.60	3,632.00
	Less Capitalised	71.28	87.21
	Less for Prior Period	15.70	—
	Depreciation Charged to P & L account	3,051.62	3,544.79

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE F			
INVESTMENTS			
Long Term Investments			
Government and Other Securities Unquoted			
6 Year National Savings Certificates (Deposited with Sales Tax Department)	0.10	0.10	0.10
Trade Investments In Equity Shares of Companies Unquoted, fully paid up			
1,013,463,800 Reliance Infocomm Ltd* of Re 1 each	27,206.71	27,206.71	27,206.72
50,000 Reliance Communications Technologies Ltd* of Rs 10 each	0.50	0.50	0.50
50,000 Reliance Communications Solutions Pvt Ltd* of Rs 10 each	0.50	0.50	0.50
50,000 Reliance Software Solutions Pvt Ltd* of Rs 10 each	0.50	0.50	0.50
	27,208.21	**27,208.21**	**27,208.22**
In Preference Shares of Companies Unquoted, fully paid up			
Reliance Infocomm Ltd* of Rs 1 each	**2,400.00**	**2,400.00**	—
300,000,000 9% Cumulative Redeemable			
Reliance Infostreams Private Ltd of Rs 1 each	**50.00**	—	—
1,000,000 9% Cumulative Noncovertible Redeemable			
In Equity Shares of Subsidiary Companies Unquoted, fully paid up			
50,000 (P.Y. 2003-2004 10,000) Reliance Communications Rajasthan Ltd of Rs 10 each (P.Y. 2003-04-NIL)	0.50	0.50	0.10
50,000 Reliance Mobile Ltd of Rs 10 each	0.50	0.50	0.00
10,000 Matrix Innovations P Ltd Rs 10 each (P.Y. 2004-05-10,000 & P.Y. 2003-04-NIL)	0.50	0.10	0.00
	1.50	**1.10**	**0.10**
CURRENT INVESTMENTS-OTHERS			
Unquoted			
In Mutual Fund Units			
Reliance Liquid Fund units of Rs 10 each	—	—	143.00
SCMF-GFCG Grindlays Floating Rate- ST-Super Inst Plan C—Growth 237,400.5940 units of Rs 10 each	**2.39**	—	—
Reliance Liquidity Fund-Growth Option 24,632,429.921 units of Rs 10 each	**257.41**	—	—
ABN AMRO Cash fund -Inst.Plus plan-Growth A/c no.142265/05 342,307.948 units of Rs 10 each	**3.49**	—	—
Kotak Liquid Inst.Premium Plan-Growth 3,065,176 units of Rs 10 each	**42.98**	—	—
HDFC Liquid Fund-Premium Plus- Growth (A/c no.2584070/30) 162,748.095 units of Rs 10 each	**2.26**	—	—
HSBC Cash fund Inst.Plus-Growth option A/c no.297360/29,321,551.101 units of Rs 10 each	**3.51**	—	—
Principal Trustee Co P Ltd A/c 1,392,322.467 units of Rs 10 each	**15.15**	—	_
Deutsche Insta cash plus fund -IP-Growth 817,195.618 units of Rs 10 each	**8.90**	—	—
Commercial Paper and Certificate of Deposit			
Commercial Paper	**843.41**	—	—
Certificate of Deposit	**3,253.07**	—	—
Unquoted			
Cur Invt-Bonds-Taxable-Unqtd-Fully Paid	—	—	—
TOTAL	**34,092.38**	**29,609.42**	**27,351.42**

* Companies under the same management

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Aggregate Value of	Book Value	Market Value	Book Value I	Market Value
Quoted Investments	—	—	—	—
Unquoted Investments	34,092. 38	—	29,609.42	—

Movements for the year 2005-2006	Face Value	Nos. (in Millions)	Cost (in Millions)
Purchased and Sold Mutual Funds			
Birla Cash Plus -Inst. Premium Plan-growth	10.00	140.31	1,500.00
GFCG Grindlays Floating Rate-ST- Super Inst-Plan C—Growth	10.00	307.85	3,304.60
Principal Cash Mang.Fund Liquid Option Instl.Prem.Plan-Growth	10.00	530.21	5,593.14
DSP Merrill Lynch Liquidity Fund -Growth	10.00	130.13	2,150.00
Reliance Liquidity Fund- Growth Option	10.00	793.32	8,138.29
Prudential ICICI Liquid Plan Inst. Plus-Growth option	10.00	179.11	3,000.00
Reliance Liquid Fund-Treasury Plan Inst.Option-Growth option-Growth plan	10.00	106.25	1,750.00
DSP Merrill Lynch Liquidity Fund—Institutional-Growth	10.00	0.75	751.20
DSP Merrill Lynch Fixed Term Plan Series 1 -Growth	10.00	15.01	150.09
GFCG Grindlays Cash Fund Plan C—Super IP -Growth	10.00	187.21	2,000.00
ABN Amro Cash fund Inst. plusPlan Growth Option	10.00	293.59	2,996.51
Kotak Liquid (Institutional Premium)—Growth Option	10.00	150.49	2,107.02
HDFC Liquid Fund-Premium Plus- Growth	10.00	143.91	1,997.74
HSBC Cash Fund Inst. Plus Growth Option	10.00	274.36	2,996.49
Standard Charted Liquidity Manager Fund Growth	10.00	198.80	1,997.61
Deutsche Inst. Cash Plus Fund Inst. Plan	10.00	162.42	1,767.90
Government Securities			
GOI 7.37% 16.04.2014	100.00	2.00	203.85
364 D TBILL 01.04.2006	100.00	5.00	489.32
Commercial Paper			
CP of Bajaj auto finance Ltd	0.5 million	3.00	299.83
CP of Stanchart invst & loan	0.5 million	6.50	649.63
Non Convertible Debenture			
ICICI Securities Ltd	0.5 million	5.00	500.00
NCB JM Financial & Invst Consu Ser Pvt Ltd	10 million	2.50	250.00
Certificate of Deposit			
CD of UCO Bank	0.5 million	2.50	245.46

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE G			
CURRENT ASSETS			
Inventories			
Communication Devices and Accessories	2,426.70	7,668.60	—
Stores and Spares	504.51	599.82	481.21
	2,931.22	**8,268.42**	**481.21**
Sundry Debtors (Unsecured) Over Six months			
Considered Good	110.87	8.87	22.35
Considered Doubtful	5.97	1.51	1.51
	116.84	10.39	23.86
Less: Provision	5.97	1.51	1.51
Others	110.87	8.87	22.35
Considered Good	1,498.80	644.14	229.06
Considered Doubtful	1.44	—	—
	1,500.14	644.14	229.06
Less: Provision	1.44	—	—
	1,498.80	**644.04**	**229.06**
TOTAL	**1,609.57**	**653.01**	**251.46**
Cash and Bank Balances			
Cash on hand	0.10	0.61	0.20
Balances with Banks:			
In Current Account with Scheduled Banks	2,314.64	2,213.99	43.51
In Fixed Deposit with Scheduled Banks	5,000.01	1,500.06	0.06
(including FDR Pledged with the Baht Rs.300 come (Previous Year Nil) [includes Deposit receipts lodged with Sales Tax Department Rs.0.1 million (Previous Year Rs 0.1 million)]	**7,314.75**	**3,714.66**	**43.77**
Other Current Assets			
Interest Accrued on Investments and Fixed Deposits	179.02	12.50	0.06
Premium Accrued on Investments in Preference Shares*	396.49	84.60	—
	575.52	**97.10**	**0.06**
TOTAL	**12,431.05**	**12,733.19**	**776.45**

* Premium Accrued on Investments in Preference Shares represents pro-rata premium receivables on redemption of investments in Reliance Infocomm Limited, a Company under the same management.

Sundry debtors Include Outstanding from the following Companies under the same management

Name of the company	2005-06	2004-2005	2003-2004
		(Rs. in millions)	
Reliance Industries Limited	NIL	142.3	
Reliance Infocomm Limited	272.2	Nil	

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE H			
LOANS AND ADVANCES			
(Unsecured, Considered good)			
Advance to Subsidiaries	0.33	159.00	0.10
Advances recoverable in cash or kind or for value to be received Capital Advances	—	—	82.28
Others			65,709.22
Considered Good	11,614.89	52,154.20	—
Considered Doubtful	13,961.49	—	—
	25,576.38	52,154.20	—
Less Provision for Doubtful Debts	13,961.49	—	—
	11,614.89	52,154.20	—
—Unamortised Discount	—	306.78	1,603.40
—Deposits	486.15	393.66	330.72
TOTAL	**12,101.37**	**53,013.64**	**67,725.73**

Advances Include Advances to the following Companies under the same management:-

Name of the company	2005-06	2004-2005	2003-2004
		(Rs. in millions)	
Reliance Infocomm Limited	2,051.70	—	—
(Maximum O/S at any time during the year)	(2,051.70)	—	—
Reliance Technologies Limited	2,205.00	—	—
(Maximum O/S at any time during the year)	(2,205.00)	—	—
Reliance Industries Limited	16,394.10	—	—
(Maximum O/S at any time during the year)	23,377.80	—	—

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE I			
CURRENT LIABILITIES AND PROVISIONS			
Current Liabilities			
Sundry Creditors			
—Small Scale Industrial Undertakings	9.32	13.90	10.39
—Others	14,179.15	8,798.27	1,441.62
Liability for Leased Assets	322.59	372.35	416.27
Advance Income Received	37,051.63	39,158.83	29,745.03
Other Liabilities	8,317.96	19,433.70	21,721.89
	59,880.65	**67,777.05**	**53,335.20**
Provisions			
Provision for Income Tax	17.58	17.58	3.58
Provision for Fringe Benefit Tax	1.00	—	—
Provision for Wealth Tax	2.00	0.60	—
Provision for Gratuity	—	—	0.49
Provision for Superannuation	—	—	1.08
Provision for Leave Encashments	—	—	4.20
Provision foe Retirement Benefits	12.08	7.50	—
	32.66	**25.69**	**9.34**
TOTAL	**59,913.31**	**67,802.74**	**53,344.54**

* Small scale industrial undertakings to whom amounts are due has been determined based on the information available with the Company and are as follows: Aditya Industries, Al Aziz Plastics Pvt Ltd, Anand Udyog, Ashok Pradhan, Asian Pipes & Profiles P Ltd, Chennai Hydraulic & Engineering, Deepak Galvanising & Engg Industries, Diamond Pipes and Tubes Pvt Ltd, Dwarakanath Rolling Shutters, ELM Componensts, Furus Packaging Pvt Ltd, Garg Fastners, Globe Electrical Industries, JMD Enterprises, Kalpana Glass Fibre, Kalpana Glass Fibre Pvt Ltd, Kisan Irrigation Ltd, Meera & Co Ltd, Padmaja Engineering Works, Polycab Wires P Ltd, Precision Control Instruments, Precision Plastics, Puneet Electricals Pvt Ltd, Quality Castings, R R Constructions, Sai Constructions, Sangir Plastics P Ltd, Selvon Industries, Selvon Instruments P Ltd, Skill Tech Products, Skilltech Engineering Enterprises, Sree Ram Engineering Enterprises, Sreenarayana Offset Press, Surge Technology and Controls, U Foam Private Ltd, Unitronics (India), Whirl Plast P Ltd, Win Tools India. The outstandings are within the period of agreed terms.

Reliance Communications Infrastructure Limited
Schedules forming part of the Profit and Loss Account for the Period ended 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE J			
SERVICE INCOME			
Income From Internet Services	4,462.20	4,234.10	900.64
Income from Provision of Telecommunication Infrastructure	4,477.69	3,712.08	1,544.02
Less: Service Tax	**8,939.89**	**7,946.18**	**2,444.71**
	424.38	399.34	17.76
TOTAL	**8,515.51**	**7,546.84**	**2,426.95**

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE K			
SALES AND MARKETING INCOME			
Marketing Income			
Sale of Prepaid and other Vouchers	42,656.68	12,119.39	—
Less: Cost of Prepaid and other Vouchers	41,302.61	11,796.55	—
Commission Income	**1,354.07**	**322.84**	—
	905.19	236.57	—
Less: Service Tax	83.78	21.90	—
	821.41	214.67	—
Other Receipts	—	50.98	—
TOTAL	**2,175.48**	**588.50**	—

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE L			
OTHER INCOME			
Profit On sale of Current Investment	131.20	45.00	42.95
Premium on Investments in Preference Shares	311.90	84.60	—
Profit on sale of Asset	—	0.20	0.07
Misc. Income	12.50	6.80	0.11
TOTAL	**455.60**	**136.60**	**43.13**

Reliance Communications Infrastructure Limited
Schedules forming part of the Profit and Loss Account for the Period ended 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE M			
NETWORK OPERATION EXPENSES			
Access and Bandwidth Charges	1,723.80	1,499.38	133.68
Repairs and Maintenance—Plant and Machinery	1,771.59	1,504.00	203.70
Cost of Service- Contents and Applications	228.84	71.48	—
Repairs and Maintenance—Buildings	10.29	34.07	5.81
Stores, Spares and Packing Materials	124.60	100.43	124.59
Rent	83.07	115.10	12.21
Rates, Taxes	91.53	16.50	6.46
Lease Rent	1.77	4.75	21.64
Power and Utilities	616.98	336.07	53.75
TOTAL	**4,652.38**	**3,681.79**	**561.89**

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE N			
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES			
Salaries	87.77	106.20	61.39
Employee Welfare and other Amenities	31.65	26.97	13.70
TOTAL	**119.42**	**133.17**	**75.09**

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE O			
SALES AND DISTRIBUTION EXPENSES			
Provision for Doubtful Debts	5.50	—	0.70
Bad Debts	—	—	0.02
Commission and Discounts	1,740.05	548.80	—
Other Sales and Distribution Expenses	421.80	595.90	0.08
Cost of Handsets & Accessories	13,275.40	8,387.80	—
Less Sales realisation	13,216.30	8,367.20	—
Net Expenses on Handset Operation	59.10	20.60	—
Advertisement and Business Promotion	—	—	0.84
TOTAL	**2,226.45**	**1,165.30**	**1.63**

Reliance Communications Infrastructure Limited
Schedules forming part of the Profit and Loss Account for the Period ended 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE P			
GENERAL AND ADMINISTRATION EXPENSES			
Hire Charges of Vehicles, Furniture & Office Equipment	42.11	49.72	24.51
Electricity Expenses	17.60	157.52	20.65
Security Expenses	6.81	103.27	0.49
Insurance	12.25	19.74	2.15
Business Centre expenses,	44.85	103.60	52.28
Rent	96.85	75.03	21.23
Rates and Taxes	2.26	0.94	0.86
Repairs and Maintenance—Others	15.86	53.84	5.52
Travelling and Conveyance	18.40	41.74	12.71
Telephone Expenses	9.30	29.22	11.08
Professional Fees	154.28	168.80	75.04
Printing and Stationery	23.36	52.94	8.51
Postage and Courier	10.15	24.44	1.27
Bank Charges	44.58	36.23	2.28
Exchange Differences (net)	320.80	(251.37)	(0.57)
Auditors' Remuneration	11.75	11.75	1.50
Wealth Tax	2.80	1.19	—
Loss on Discarding of Assets	2.55	3.58	0.55
Other Administration and Miscellaneous Expenses	35.56	127.38	71.08
TOTAL	**872.13**	**809.55**	**311.13**

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE Q			
FINANCE CHARGES			
Amortisation of Discount—Debentures	3,006.96	2,294.28	1,314.99
Finance Charges on Leased Assets	51.08	56.92	36.00
Amortisation of Discount- Others	306.78	1,296.62	283.82
Other Interest	128.13	329.42	0.01
Less: Interest income (Includes Tax Deducted at Source for 2005-06 Rs.18.2 Millions; 2004-05 Rs.10.3 Millions)	(2,959.00)	(5,220.82)	(1,661.13)
TOTAL	**533.94**	**(1,243.59)**	**(26.31)**

Reliance Communications Infrastructure Limited
Schedules forming part of the Balance Sheet
as at 31st March 2006-2005-2004 — (Continued)

SCHEDULE R

Significant accounting policies

1 Basis of preparation of financial statements

The Financial Statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956.

2 Use of estimates

The presentation of financial statements in conformity with the generally accepted accounting principles requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known / materialised.

3 Own fixed assets

a) Fixed Assets are stated at cost less accumulated depreciation / amortisation and impairment loss, if any. All costs, including financing costs till commencement of operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations relating to borrowings attributable to fixed assets are capitalised.

b) Expenditure incurred relating to project prior to commencement of project is considered as Project development expenditure and is shown under Capital Work in Progress.

4 Leased assets

a) Operating Leases: Rentals are expensed with reference to lease terms and other considerations.

b) i) Finance leases prior to 1st April 2001 : Rentals are expensed with reference to lease terms and other considerations.

ii) Finance Leases on or after 1st April 2001 : The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The Principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commisioning the assets are capitalised.

5 Revenue recognition

The company recognises Service income from Internet Service Provision (ISP), Internet Data Centre Services (IDC), Provision of Infrastructure, Commission and Marketing Income on accrual basis. Service Income includes Service Tax, wherever applicable.

6 Depreciation & amortisation

a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

b) Lease hold lands are amortised over the period of lease term.

c) Depreciation on assets taken on finance lease is provided over the remaining period of lease or on the useful life of the assets whichever is shorter from the date of capitalisation.

d) Expenditure of capital nature incurred on assets taken on operating lease is depreciated over the remaining period of the lease term.

e) Goodwill on acquisition or merger of business is written off in the year of acquisition or merger.

f) Intangible assets, namely right of connectivity is amortised equally over the period of agreement from the date of commencement of commercial services or the acquisition of such rights, whichever is later.

g) Depreciation on duct and optical fiber network has been provided on straight line method.

7 Inventories

Items of Inventories are measured at lower of cost or net realisable value. Cost of communication devices and accessories and stores and spares are determined on weighted average basis.

8 Foreign currency transactions

a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing on the date of the transaction.

b) Monetary items denominated in foreign currencies at the year end are restated at the year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

c) Non-Monetary foreign currency items are carried at cost

d) Any Income or expense on account of exchange difference either on settlement or on translation, is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets, in which case they are adjusted to the carrying cost of the fixed assets.

9 Investments

Current investments are carried at the lower of cost and quoted / fair value. Long term investments are stated at cost.

10 Employee retirement benefits

a) Company's Contribution to Providend Fund and Superannuation are provided as per statute / rules.

b) Gratuity and Leave Encashment are provided on the basis of acturial valuation.

11 Borrowing cost

a) Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets till the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

b) The difference between the issue price and maturity value of non-convertible non-interest bearing debentures is amortised equitably over the tenure of the debentures.

12 Leases

Lease rentals are expensed with reference to lease terms and other considerations except for rentals pertaining to the period up to the date of commissioning of assets are capitalised.

13 Miscellaneous expenditure

Preliminary Expenses are charged to profit & loss account as and when they are incurred.

Reliance Communications Infrastructure Limited
Schedules forming part of the Balance Sheet
as at 31st March 2006-2005-2004 — (Continued)

14 Provision for Current Tax and Deferred Tax

a) Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961.

b) Deferred tax resulting from "timing difference" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax assets is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future.

15 Premium on Investments in Preference Shares

Premium receivable on redemption of Investments in Preference Shares is recognised as income on accrual basis pro-rata over the maturity period of investments.

16 Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

17 Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognised but are disclosed in the notes. Contingent assets are neither recognised, nor disclosed in the financial statements.

Reliance Communications Infrastructure Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

SCHEDULE S

Notes on Accounts

1 Previous years figures have been re-grouped, re-arranged and re-classified, wherever necessary.

2 **Project Development Expenditure (included under CWIP)**

	Up to 31st March 2006	Up to 31st March 2005	Up to 31st March 2004
	(Rs. in millions)		
Opening Balance	694.44	276.86	6,641.24
Stores, Spares & Consumables	30.35	0.97	17.46
Power, Water, Fuel and Electricity	2.28	—	213.35
Leased Line Rentals	0.00	—	35.65
Lease Rentals for Equipments	29.84	39.79	23.29
Hire Charges	40.97	61.82	33.03
Repairs and Maintenance	4.80	7.69	254.03
Payments to and provision for Employees and employees taken on deputation	0.03	—	60.28
Professional and Technical Fees	14.34	56.09	112.14
Administration Expenses	0.00	—	115.78
Rent for Offices, Warehouses and Guesthouses	21.87	17.25	64.94
Insurance	0.00	—	14.33
Travelling and Conveyance Expenses	19.28	11.13	15.34
Application and Processing Fees	0.00	—	0.90
Bank Charges	0.71	2.96	2.84
Membership and Subscription Fees	0.00	—	0.11
Advertisement and Business Promotion	0.00	—	1.48
Rates and Taxes	16.32	32.10	4.00
Interest	0.00	—	26.41
Amortisation of Discount on Debentures	705.56	819.43	2,311.19
Other Finance Expenses	0.00	—	0.08
Depreciation	71.28	87.21	79.17
Other Miscellaneous Expenses	49.81	39.86	31.75
	1,007.44	**1,176.30**	3,417.54
Less: Sale of Scrap	**11.99**	**11.67**	7.89
Less: Capitalised during the year	**612.32**	**747.03**	9,774.03
Closing Balance	**1,077.57**	**694.45**	276.86

3 Borrowing cost capitalised in 2005-2006, 2004-2005 & 2003-2004 is Rs.705.6 million, Rs.819.4 million and Rs.2,323.3 million respectively.

4 **Auditor's Remuneration**

(Rs. in millions)	**2005-2006**	**2004-2005**	**2003-2004**
(i) Audit Fees*	6.00	6.00	1.00
(ii) Tax Audit Fees	1.50	1.50	0.50
(iii) For Certification and Consultation	4.25	4.25	—
TOTAL	**11.75**	**11.75**	**1.50**

* Excluding Service Tax

Reliance Communications Infrastructure Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
5 Value of Imports on GIF basis in respect of			
Capital Goods	286.6	552.14	207.83
Stores, Spares and Packing Materials	—	36.69	40.66
Traded Goods	12,384.8	6,192.49	—

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
6 Expenditure in Foreign Currency			
a) Network Expenses	317.5	74.27	32.72
b) Professional Fees	4	28.75	78.29
c) Interest	35.3	4.97	—
d) Others	0	0.59	—
7 Earnings in Foreign Currency	**12.4**	**77.80**	**293.17**

8 **Managerial Remunaration**

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
Salaries	0.5	—	—
Perquisites (Rs.1 1,008/-)	0	—	—
Contribution to provident fund and superannuation fund (Rs.36,013/-)	0.1	—	—
Provision for Gratuity (Rs.14,431/-)	0	—	—
Total	**0.6**	—	—

Figures in Brackets are for P.Y..

9 **Turnover**

Product (s)	Unit	For the year 2005-2006 Quantity	(Rs. in millions)	For the year 2004-2005 Quantity	(Rs. in millions)	For the year 2003-2004 Quantity	(Rs. in millions)
Communication Devices and Accessories	Each	50,70,957	13,216.26	29,93,541	8,367.20	—	—

Turnover excludes 45,995 quantity used for internal consumption in 2004-2005.

10 Quantitative Details for Trading Items For 2005-2006 Product (s)

	Unit	Opening Stock Quantity	(Rs. in millions)	Purchases Quantity	(Rs. in millions)	Closing Stock Quantity	(Rs. in millions)
Communication Devices and Accessories	Each	7,34,881	*3,028.6	54,49,868	12,673.59	11,13,792	2,426.70

For 2004-2005 Product (s)	Unit	Opening Stock Quantity	(Rs. in millions)	Purchases Quantity	(Rs. in millions)	Closing Stock Quantity	(Rs. in millions)
Communication Devices and Accessories	Each	—	—	37,74,417	16,056.40	7,34,881	7,668.60

* Stock of RCV's amounting to Rs.4,640.00 million has been written off from Op. Stock.

Reliance Communications Infrastructure Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

11 The Company being in the business of Telecommunication Services, Broadband Network and Internet Services is eligible for deduction u/s 80-IA (Tax Holiday) of Income Tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, same is not recognised in books of accounts as at 31st March 2006 as per the Accounting Standards Interpretation (ASI) 3 read with Accounting Standard (AS-22) issued by The Institute of Chartered Accountants of India.

12 Finance Lease

a) The Company has acquired assets on Finance Lease after 1st April 2001, amounting to Rs.499.8 million. Minimum Lease Rentals outstanding as of 31st March, in respect of these assets are as follows:

Due	Total Minimum Lease Payments Outstanding			Future Interest on Outstandings			Present Value of Minimum Lease Payments		
	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
	(Rs. in millions)			(Rs. in millions)			(Rs. in millions)		
Within One Year ...	90.61	100.84	100.84	44.92	51.08	56.92	45.69	49.76	43.92
Later than one year and not later than five years ...	328.82	337.22	355.85	117.80	144.24	168.88	211.01	192.98	186.97
Later than five years ...	75.29	157.49	239.69	9.40	27.88	54.32	65.89	129.61	185.38
Total	494.71	595.55	696.38	172.12	223.19	280.11	322.59	372.35	416.27

b) General description of lease terms

i) Lease rentals are charged on the basis of agreed terms
ii) Assets are taken on lease over a period of 5 to 10 years

c) Assets acquired on Finance Lease prior to 1st April 2001, amount to Rs.167.6 million in 2004-2005 and 2003-2004. The rentals recognised for the year 2004-2005 and 2003-2004 is Rs.43.3 million. In respect of this the Future Minimum Lease Payments as on 31st March 2005 amount to Rs.40. million (Rs.83.3 million in 2003-2004) as follows:

Due	Future Minimum Lease Payments	
	For the year 2004-2005	For the year 2003-2004
	(Rs. in millions)	
Within One Year	39.99	43.33
Later than one year and not later than five years	NIL	39.99
Later than five years	NIL	NIL
Total	39.99	83.33

Reliance Communications Infrastructure Limited
Schedules forming part of the Balance Sheet as at ended 31st March 2006-2005-2004 — (Continued)

13 The Company has reported Segment Accounting as defined by Accounting Standard AS-17 in Consolidated Accounts of this Company, therefore Segment Accounting has not been given in Standalone Balance Sheet.

	For the year 2005-06	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
14 Earning Per Share			
a) Net Profit / (Loss) (Numerator used for calculation)	(21,030.70)	163.76	36.50
b) Weighted Average number of Equity Shares used as denominator for calculating EPS	2,000.00	2,000.00	2,000.00
c) Basic and Diluted Earning Per Share of Re 1 each	(10.52)	0.08	0.02

15 Exceptional and Non-Recurring Items and Contingent Liabilities

On review of the assets of the Company as at 31st March 2006, the Company has found that certain assets may not be realised in full and / or represent items which should not have been accounted for or in respect of which a provision have been made for a possible diminution in the value and accordingly the company has written off/made provision of the following items.

	For the year 2005-06	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
a. Loans and Advances	13,961.5	—	—
b. Fixed Assets	733.90	—	—
c. Capital work in Progress	1,049.3	—	—
d. Inventory	4,742.7	—	—

Provisions reffered to in I above have been created during the current year and no amount has been utilised out of such provisions. The timing of actual outflow shall depend upon crystalisation of liabilities.

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
II Contingent Liabilities			
a) Estimated amount of contracts remaining to be executed on capital accounts and not provided for	721.50	3,379.54	6,939.90
b) Outstanding LCs from Banks	13,693.30	2,221.94	1.41
c) Claims against the company not acknowledged as debts (these represents claims made by various authorities on company on account of cable cut and other damages)	152.30	387.12	352.80
d) Disputed Liabilities in Appeal:			
Sales Tax	100.13	44.76	25.04
Entry Tax	27.30	55.32	16.34

Reliance Communications Infrastructure Limited
Schedules forming part of the Balance Sheet
as at 31st March 2006-2005-2004 — (Continued)

16 The Company is required to provide Rs.964.70 million in 2005 – 2006 , Rs.2,309.20 million in 2004 – 2005 & Rs.1,732.30 million in 2003-2004 as Debenture Redemption Reserve (DRR) as per Section 117C of Companies Act, 1956. However the Company has provided Rs.202.60 million in upto 2005-2006, Which include Rs.163.80 million in 2004 – 2005 and 38.80 million in 2003 – 2004 being amount equivalent to Profit after Tax for the respective years and balance DRR of Rs.762.10 million shall be created out of profits, if any, in the future years.

17 Hitherto, it was the practice of the Company to provide for depreciation on Duct and Optical Fibre Network at 10.34%. In 2005 – 2006, the Company has reassessed the useful life of these assets and provided depreciation on a useful life of 20 years. This change has the effect of decreasing depreciation charge for the period April to March, 2006 by Rs.1,959.10 million and decreasing the loss for the period by the like amount.

18 The Company hitherto amortised Preliminary Expenses over a period of 5 years. Effective from 1st April 2005 the above expenses are charged off as and when incurred. Accordingly the Company has written off Preliminary Expenses amounting to Rs.5.7 million during the period resulting in loss being higher to the extent of Rs.2.9 million.

19 The Honourable High Court of Gujarat had sanctioned a Scheme of Arrangement under which the Investment undertaking of the Company, shall be demerged and vested in Reliance Mobile Limited. The appointed date of the sanctioned scheme was 1st April 2004. The Honourable High Court of Gujarat has approved modification(s) to the said scheme for change in the Appointed date to 1st April 2005 and other consequential changes. The Company submitted a petition to the High Court of Gujarat to recall the order earlier passed by the Court approving the said demerger, which has since been approved by the Court and hence the demerger has been called off.

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004

List of related parties as at 31st March 2006

20 Related Party disclosures as per Accounting Standard (AS-18) of The Institute of Chartered Accountants of India is as under

a)	Name of the Related Party	Relationship
1	Reliance Communications Rajasthan Ltd	
2	Reliance Mobile Limited	Subsidiary Companies
3	Matrix Innovations Limited	
4	Reliance Communication Ventures Limited (with effect from 13th January 2006)	
5	Reliance Infocomm Limited	
6	Reliance Communications Technologies Limited	
7	Reliance Software Solutions Private Ltd	
8	Reliance Communications Solutions Private Ltd	
9	Reliance Webstores Ltd	
10	Reliance Digital World Limited (up to 30th March 2006)	
11	Paradox Studios Limited (up to 30th March 2006)	
12	Synergy Entrepreneur Solutions P Ltd	
13	Synergy Infocomm Solutions P Ltd	
14	Gateway Systems (India) Ltd	
15	Reliance Communications Investments and Leasing Limited	
16	Reliance Gateway Net Limited	
17	Reliance National Communications Ltd	
18	Reliance Global.Com Ltd	
19	Reliance Infocomm BV	
20	Reliance Infocomm Inc.	
21	Reliance Communications International Inc.	
22	Reliance Communications Inc.	
23	Reliance Communications Canada Inc	
24	Reliance Netway Inc.	
25	Reliance Communications UK	
26	Reliance Communications Hongkong Limited	Associate Companies
27	Reliance Infoinvestments Ltd	
28	NIS Sparta P Ltd (up to 30th March 2006)	
29	Netizen Rajasthan Pvt Ltd	
30	Reliance Infocomm Solutions P Ltd	
31	Netizen Gujarat Ltd	
32	Flag Telecom Group Limited & its Subsidiaries	
33	Reliance Communications Maharashtra P Ltd	
34	Reliance Communications Himachal Pradesh Pvt Ltd	
35	Reliance Communications West Bengal Pvt Ltd	
36	Reliance Communications Delhi P Ltd	
37	Reliance Communications Tamilnadu P Ltd	
38	Reliance Communications Jammu & Kashmir P Ltd	
39	Reliance Communications Haryana P Ltd	
40	Reliance Infosoft Private Limited	
41	Karma Commercial Pvt Ltd	
42	Gurukul Commercial Pvt Ltd	
43	Parikrama Commercial Pvt Ltd	
44	Reliance Industries Limited (up to 13th January 2006)	
45	Ambani Enterprises Private Limited (with effect from 27th August 2005)	
46	Panthar Consultants Private Limited (with effect from 21st February 2006)	
47	Shri Anil D Ambani (with effect from 27th August 2005)	Others
48	Shri Tulsi S. Dadlani (with effect from 26th June 2005)	Key Managerial Personnel
49	Shri Mukesh D. Ambani (up to 26th June 2005)	Key Managerial Personnel

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004

b)

Sr. No.	Nature of Transactions (Excluding reimbursements)	For the year 2005-2006 Subsidiaries	Associates	Key Management Personnel	Total
		(Rs. in millions)			
1	**Debentures Issued**				
	Balance as at 1st April	—	25,394.00	—	25,394.00
	Taken During the year	—	27,464.12	—	27,464.12
	Discount Accrued During the Year	—	2,593.96	—	2,593.96
	Repaid during the year	—	55,452.09	—	55,452.09
	Balance as at 31st March	—	—	—	—
2	**Loans Taken**				
	Balance as at 1st April	—	—	—	—
	Taken During the year	—	48,290.10	—	48,290.10
	Repaid during the year	—	38,685.60	—	38,685.60
	Balance as at 31st March	—	9,604.50	—	9,604.50
3	**Fixed Assets/Capital Work in Progress**	—	—	—	—
	Original Cost of Assets taken on Lease as on 1st April	—	424.50	—	424.50
	Assets taken on Lease during the year	—	—	—	—
	Paid during the year	—	424.50	—	—
	Balance of Assets taken on Lease as at 31st March	—	—	—	—
	Assets Purchased during the year	—	—	—	—
4	**Investments**	1.10	29,608.21	—	29,609.31
	Balance as at 1st April	0.40	—	—	0.40
	Purchased during the year	—	—	—	—
	Transferred during the year	—	—	—	—
	Sold / Redeemed during the year	—	—	—	—
	Retransferred during the year	—	—	—	—
	Balance as at 31st March	1.50	29,608.21	—	29,609.71
5	**Sundry Debtors as at 31st March**	—	602.31	—	602.31
6	**Other Current Assets**	—	396.49	—	396.49
7	**Loans & Advances**	—	—	—	—
i)	**Loans Given**	—	—	—	—
	Balance as at 1st April	544.07	34,963.10	—	35,507.17
	Given during the year	0.37	0.04	—	0.41
	Returned during the year	176.09	19,408.21	—	19,584.30
	Provided for	367.00	13,130.97	—	13,497.97
	Balance as at 31st March	1.34	2,423.96	—	2,425.30
	Interest Receivable	—	0.66	—	0.66
ii)	**Advances recoverable in cash or in kind**	—	—	—	—
	Balance as at 1st April	—	—	—	—
	Given/Accrued during the year	—	—	—	—
	Returned/Adjusted during the year	—	—	—	—
	Balance as at 31st March	—	—	—	—
8	**Sundry Creditors**				
	Balance as at 31st March	1.06	4,197.29	—	4,198.35

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Sr. No.	Nature of Transactions (Excluding reimbursements)	For the year 2005-2006 Subsidiaries	Associates	Key Management Personnel	Total
			(Rs. in millions)		
9	**Other Liabilities**				
i)	**Other Liabilities**				
	Balance as at 31st March	—	5,872.30	—	5,872.30
ii)	**Lease Liability**	—	—	—	—
	Balance of Liability as on 1st April	—	347.01	—	347.01
	Assets taken on Lease during the year	—	—	—	—
	Paid during the year	—	—	—	—
	Balance of Liability as on 31st March	—	314.29	—	314.29
10	**Advance Income Received**	—	**37,051.60**	—	**37,051.60**
11	**Turnover**	—	—	—	
	Services	—	2,509.21	—	2,509.21
	Sales and Marketing Income	—	2,048.93	—	2,048.93
12	**Sale of Investments**	—	—	—	—
13	**Other Income**	—	—	—	—
	Interest Earned	—	2,013.74	—	2,013.74
	Profit on Redemption of Preference Shares	—	—	—	—
	Premium on Investments in Preference Shares	—	311.90	—	311.90
	Miscellaneous Income	—	—	—	—
14	**Purchases**	—	—	—	—
	Communication Devices	—	—	—	—
	Resin and Duct Job Processing	—	—	—	—
15	**Expenditure**				
	Lease Rentals	—	49.48	—	49.48
	Network Expenses	—	1,699.11	—	1,699.11
	Sales and Distribution Expenses	—	—	—	
	Amortisation of Other Discount	—	306.78	—	306.78
	Amortisation of Discount on Debentures	—	2,593.96	—	2,593.96
	Hire Charges	—	—	—	—
	Other Expenses	—	50.98	—	50.98
	Interest	—	71.84	—	71.84

c) Significant Related Party Transactions

1 During the year Deep Discount Bonds have been transferred from Reliance Industries Ltd to Reliance Communication Ventures Ltd and the same have been redeemed by Reliance Communication Ventures Ltd amounting to Rs.27,547.4 million (P.Y. Rs.NIL)

2 Sundry Debtors includes from Reliance Webstores Limited Rs.587.3 million. (P.Y. Rs.185.3 million)

3 Other Current Assets include Premium Receivable on Preference shares from Reliance Infocomm Limited Rs.396.5 million. (P.Y. Rs.84.6 million.)

4 Loans taken & repaid during the year include Rs.27,604.4 million from Reliance Communications Ventures Ltd and Rs.9,604.5 million taken from Reliance Infocomm Ltd. (P.Y. Rs.NIL)

5 Loans returned during the year include Rs.16,000 million from Reliance Industries Limited. (P.Y. Rs.NIL)

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

6 Provisions for Loans & Advances include Rs.13,131 million on *account* of Synergy Entrepreneur Solutions Pvt Ltd (P.Y. Rs.NIL) and Rs.367 million for Matrix Innovations Ltd (P.Y. Rs.NIL)

7 Sundry Creditors include dues to Reliance Infocomm Limited Rs.3,126.5 million. (Previous year Rs.3,845.1 million.) and Flag Telecom Group Rs.688.6 million. (P.Y. Rs.538.7 million.)

8 Other liabilities includes dues to Reliance Infocomm Limited Rs.5,835.2 million. (P.Y. Rs17,351.3 million.)

9 Lease liability includes dues to Reliance Communications Ventures Limited Rs.314.3 million. (P.Y. Rs.NIL)

10 Advance Income received includes from Reliance Infocomm Limited Rs.37,051.6 million. (P.Y. Rs.39,158.8 million.)

11 Service Income includes to Reliance Infocomm Limited Rs.2,286.2 million. (P.Y. Rs.3,630.7 million.)

12 Sales and Marketing Income includes Reliance Infocomm Limited Rs.815 million. (P.Y. Rs.5,373 million.) and Reliance Webstores Limited Rs.1,227.6 million. (P.Y. Rs.1,106.3 million.)

13 Interest includes from Reliance Industries Limited Rs.1,391.7 million. (P.Y. Rs.952.3 million.) and Synergy Entrepreneur Solutions Pvt Ltd Rs.375.1 million. (P.Y. Rs.2,706.1 million.) and Reliance Communications Ventures Ltd Rs.2,469 million. (P.Y. Rs. NIL)

14 Premium on Investments in Preference Shares includes from Reliance Infocomm Limited Rs.311.9 million. (P.Y. Rs.84.6 million.)

15 Expenditure includes Lease Rentals to Reliance Industries Limited Rs.20.6 million. (P.Y. Rs.53.6 million) and Rs.28.9 million to Reliance Communications Ventures Ltd (P.Y. Rs. NIL), Network Expenses to Reliance Infocomm Limited Rs.1,353.1 million. (P.Y. Rs.1,381.3 million), Amortisation of Other Discount to Reliance Infocomm Limited Rs.306.8 million (P.Y. Rs.1,296.6 million.). Amortisation of Discount on Debentures to Reliance Industries Limited Rs.2,210.4 million (P.Y. Rs.2,073.4 million.) and Rs.383.6 million. Crore to Reliance Communications Ventures Ltd (P.Y. Rs. NIL), Interest paid to Reliance Infocomm Ltd Rs.71.8 million. (P.Y. Rs.NIL)

Reliance Communications Infrastructure Limited
Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies

		Name of Subsidiary Company	Reliance Communications Rajasthan Limited	Reliance Mobile Limited	Matrix Innovations Private Limited
1		The Financial Year of the Subsidiary Company ended on	31st March 2006	31st March 2006	31st March 2006
2		Date from which they became Subsidiary Company	31st March 2004	6th July 2004	31st March 2005
3	a	Number of Shares held by Reliance Communications Infrastructure Limited with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	50,000 Equity Shares of the Face Value Rs.10 each fully paid-up	50,000 Equity Shares of the Face Value Rs.10 each fully paid-up	10,000 Equity Share of the Face Value Rs.10 each fully paid-up
	b	Extent of interest of Holding Company at the end of the financial year of the Subsidiary Companies	100.00%	100.00%	100.00%
4		The net aggregate amount of the Subsidiary Company Profit / (Loss) so far as it concerns the members of the Holding Company			
	a	Not dealt with in the Holding Company's accounts:			
	i)	For the financial year ended 31st March 2006	(Rs.9,017)	(Rs.7,389)	Rs.3,71,241
	ii)	For the previous financial years of the Subsidiary Companies since they became the Holding Company's Subsidiary	(Rs.25,577)	(Rs.7,87,721)	(Rs.8,025)
	b	Dealt with in the Holding Company's accounts:			
	i)	For the financial year ended 31st March 2006	NIL	NIL	NIL
	ii)	For the previous financial years of the Subsidiary Companies since they became the Holding Company's Subsidiary	NIL	NIL	NIL

Notes:

1 Matrix Innovations Private Limited is being converted into public Company in terms of Section 3 (1)(iv)(c) of the Companies Act, 1956

Auditor's report

To, the members of Reliance Telecom Limited

1. We have audited the attached Balance Sheet of Reliance Telecom Limited as at 31st March 2006, the Profit and Loss Account and also the Cash Flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government in terms of section 227(4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:-

   i. we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii. in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;

   iii. the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account;

   iv. in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

   v. on the basis of written representations received from the directors, as on 31st March 2006, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

   vi. in our opinion, and to the best of our information and according to the explanations given to us, the said accounts, read with the significant accounting policies and notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2006;

      b) in case of the Profit and Loss Account, of the profit for the year ended on that date; and

      c) in case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

(Rajesh D. Chaturvedi)
Partner
Membership No.: 45882
Place: Mumbai
Dated: 30th April 2006

For Deloitte Haskins & Sells
Chartered Accountants

(A. Siddharth)
Partner
Membership No.: 31467
Place: Mumbai
Dated: 30th April 2006

ANNEXURE TO AUDITOR'S REPORT

Re: Reliance Telecom Limited

Referred to in Paragraph 3 of our report of even date

(i) The nature of the Company's activities during the year are such that the requirements of clause (xiii) and (xiv) of paragraph 4 of the Order are not applicable

(ii) (a) The Company has maintained proper records, showing full particulars including quantitative details and situation of its fixed assets.

(b) We are informed that most of the fixed assets have been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and the nature of its assets. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) There has not been any significant disposal of fixed assets during the year.

(iii) (a) The inventory (spare parts and communication devices) has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company has maintained proper records of inventories. No material discrepancies were noticed on verification.

(iv) (a) The Company has not granted/ taken any loans to/ from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956, and consequently clauses iii(a) to iii(g) of paragraph 4 of the Order are not applicable.

(v) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of services. During the course of our audit, we have not observed any major weaknesses in the internal controls.

(vi) In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into a register in pursuance of Section 301 of the Companies Act, 1956 and hence the question of commenting on reasonableness of prices does not arise.

(vii) The Company has not accepted deposits from the public within the meaning of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956, where applicable and the rules framed there under. We are informed that no order has been passed by the Company Law Board or Reserve Bank of India or any Court or any other Tribunal.

(viii) In our opinion, the company has an internal audit system commensurate with its size and nature of its business.

(ix) The Central Government has prescribed maintenance of Cost records under Section 209 (1) (d) of the Companies Act, 1956. We have broadly reviewed the accounts and records of the Company and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(x) (a) In our opinion and according to the information and explanations given to us, the company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues with the appropriate authorities where applicable. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31st March 2006 for a period of more than six months from the date of becoming payable.

(b) According to the information and explanations given to us, there are no cases of non-deposit with appropriate authorities of disputed dues of income tax, sales tax, service tax, custom duty,

wealth tax, excise duty and cess except in respect of disputed statutory dues aggregating to Rs. 309.80 million, that have not been deposited on account of matters pending before appropriate authorities, as under.

Sr. No.	Name of the Statue	Nature of the Dues	Amount of Dispute (Net) (Rs. in millions)	Forum where dispute is pending
1	Sales Tax Act of Various States	Sales Tax	112.60	Appeal before ACCT
			5.50	Appeal before DCCT
			44.80	Appeal before JCCT
			11.40	Pending before the Hon'ble High court
			133.90	Pending before Tribunal
	Total		308.20	
2	Entry Tax Act of Various States	Entry Tax	1.60	Pending before Tribunal
	Total		1.60	

(xi) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the financial year under report and the immediately preceding financial year.

(xii) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to banks or debenture holders. The Company does not have borrowings from financial institutions.

(xiii) In our opinion and according to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xv) The Company has not obtained any term loan during the year and hence the question of commenting on application thereof does not arise.

(xvi) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that funds raised on short-term basis aggregating to Rs. 2,295.30 million have been used for long term investment viz acquisition of fixed assets.

(xvii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xviii) The Company has created security / charge in respect of debentures issued.

(xix) During the year, the Company has not raised money by public issue(s).

(xx) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

For Chaturvedi & Shah
Chartered Accountants
(Rajesh D. Chaturvedi)
Partner
Membership No.: 45882
Place: Mumbai
Dated: 30th April 2006

For Deloitte Haskins & Sells
Chartered Accountants
(A. Siddharth)
Partner
Membership No.: 31467
Place: Mumbai
Dated: 30th April 2006

Auditor's report

To, the members of Reliance Telecom Limited

1. We have audited the attached Balance Sheet of Reliance Telecom Limited as at 31st March 2005, the Profit and Loss Account and also the Cash Flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government in terms of section 227(4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that: -

   i. we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii. in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;

   iii. the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account;

   iv. in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

   v. on the basis of the written representations received from the directors, as on 31st March 2005, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2005 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

   vi. in our opinion, and to the best of our information and according to the explanations given to us, the said accounts, read with the significant accounting policies and notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2005;

      b) in case of the Profit and Loss Account, of the profit for the year ended on that date; and

      c) in case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Chaturvedi & Shan
Chartered Accountants

sd/-
(Rajesh D. Chaturvedi)
Partner
Membership No.: 45882
Place: Mumbai
Dated: 25th April 2005

For Deloitte Haskins & Sells
Chartered Accountants

sd/-
(A. Siddharth)
Partner
Membership No.: 31467
Place: Mumbai
Dated: 25th April 2005

Annexure to auditor's report

Re: Reliance Telecom Limited

Referred to in Paragraph 3 of our report of even date

(i) The nature of the Company's activities during the year are such that the requirements of clause (xiii) and (xiv) of paragraph 4 of the Order are not applicable.

(ii) (a) The Company has maintained proper records, showing full particulars including quantitative details and situation of its fixed assets.

(b) We are informed that most of the fixed assets have been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and nature of its assets. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) There has not been any significant disposal of fixed assets during the year.

(iii) (a) The inventory (spare parts and communication devices) has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company has maintained proper records of inventories. No material discrepancies were noticed on verification.

(iv) (a) The Company has granted loan of 15 million to one company covered in the register maintained under section 301 of the Companies Act, 1956.

(b) In our opinion, the rate of interest and other terms and conditions on which loan has been given to a company listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the company.

(c) The party has repaid the principal and paid interest during the year.

(d) The Company has taken loan of 770 million from one company covered in the register maintained under section 301 of the Companies Act, 1956.

(e) In our opinion, the rate of interest and other terms and conditions on which loan has been taken from a company listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the company.

(e) The payment of interest and repayment of principal amount is regular in respect of loan taken from a company listed in the register maintained under section 301 of the Companies Act, 1956.

(v) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of services. During the course of our audit, we have not observed any major weaknesses in internal controls.

(vi) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion and according to the information and explanations given to us, there are no transactions made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 and exceeding the value of Rs. 0.50 million in respect of each party.

(vii) The Company has not accepted deposits from the public within the meaning of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956, where applicable and the rules framed there under. We are informed that no order has been passed by the Company law board or Reserve Bank of India or any Court or any other Tribunal.

(viii) *In our opinion*, the company has an internal audit system commensurate with its size and nature of its business.

(ix) The Central Government has prescribed maintenance of Cost Records under Section 209 (1) (d) of the Companies Act, 1956. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(x) (a) According to the records of the company, undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues where applicable have been generally regularly deposited with appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31st March 2005 for a period of more than six months from the dates of becoming payable.

(b) According to the information and explanations given to us, there are no cases of non-deposit with appropriate authorities of disputed dues of sales tax, income tax, custom duty, wealth tax, service tax, excise duty and cess except in respect of disputed statutory dues aggregating to Rs.227.79 million, that have not been deposited on account of matters pending before appropriate authorities, as under:

Sr. No.	Name of the statute	Nature of the Dues	Amount of Dispute (Net) *(Rs. in millions)*	*Forum* where dispute is pending
1.	Sales Tax Act of Various states	Sales Tax	117.97	Appeal before ACCT
			32.49	Appeals before DCCT
			11.13	Pending before the Hon'ble High court
			64.56	Pending before Tribunal
	TOTAL		226.13	
2.	Entry Tax of various states	Entry Tax	1.67	Pending before Tribunal
	TOTAL		1.67	

(xi) In our opinion, the accumulated losses of the Company are not more than fifty percent of its net worth. The company has not incurred any cash losses during the financial year covered by our audit and in the immediately preceding financial year.

(xii) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to banks or debenture holders. The Company does not have borrowings from financials institutions.

(xiii) In our opinion and according to the information and explanations given to us, the company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xv) The Company has not obtained any term loan during the year and hence the question of commenting on application thereof does not arise.

(xvi) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that funds raised on short term basis aggregating to Rs.2,754.53 million which have been used for long term investment viz. acquisition of fixed assets.

(xvii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xviii) The Company has created securities/charge in respect of debentures issued.

(xix) During the year, the Company has not raised money by public issue(s).

(xx) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the course of our audit

For Chaturvedi & Shah
Chartered Accountants

Sd/-
(Rajesh D. Chaturvedi)
Partner
Membership No.: 45882
Place: Mumbai
Dated: 25th April 2005

For Deloitte Haskins & Sells
Chartered Accountants

sd/-
(A. Siddharth)
Partner
Membership No.: 31467
Place: Mumbai
Dated: 25th April 2005

Auditor's report

To, the members of Reliance Telecom Limited

1. We have audited the attached Balance Sheet of **Reliance Telecom Limited** as at 31st March 2004, the Profit and Loss Account and also the Cash Flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that: -

   i. we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii. in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;

   iii. the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account;

   iv. in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

   v. on the basis of the written representation received from the directors, as on 31st March 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2004 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

   vi. in our opinion, and to the best of our information and according to the explanations given to us, the said accounts, read with the significant accounting policies and notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2004;

      b) in case of the Profit and Loss Account, of the profit for the year ended on that date; and

      c) in case of the Cash Flow Statement, of the cash flows for the year ended on that date

For Chaturvedi & Shah
Chartered Accountants

(Rajesh D. Chaturvedi)
Partner
Membership No.: 45882
Place: Mumbai
Dated: 26th June 2004

For Deloitte Haskins & Sells
Chartered Accountants

(A. Siddharth)
Partner
Membership No.: 31467
Place: Mumbai
Dated: 26th June 2004

Annexure to auditor's report

Re: Reliance Telecom a Limited

Referred to in Paragraph 3 of our report of even date

(i) The nature of the Company's activities during the year are such that the requirements of clause (xiii) and (xiv) of paragraph 4 of the Order are not applicable.

(ii) (a) The Company has maintained proper records, showing full particulars including quantitative details and situation of its fixed assets.

(b) We are informed that most of the fixed assets have been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable having regards to the size of the Company and nature of its assets. No material discrepancies were noticed on such verification.

(c') There has not been any significant disposal of fixed assets during the year.

(iii) (a) The inventory (spare parts and communication devices) has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c') The Company has maintained proper records of inventories. No material discrepancies were noticed on verification.

(iv) (a) The Company has taken loan from one company covered in the register maintained under section 301 of the Companies Act, 1956. The maximum amount involved during the year and the year end balance of loan taken from such company was Rs.770.0 million. The Company has not granted any loan to companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

(b) In our opinion, the rate of interest and other terms and conditions on which loan has been taken from a company listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the company.

(c) The repayment of principal amount and interest payment has not yet started.

(d) There is no overdue amounts in respect of loan taken from a company listed in the register maintained under section 301 of the Companies Act, 1956.

(v) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventory and fixed assets. The Company being a service company does not sell goods. During the course of our audit, we have not observed any major weaknesses in internal controls.

(vi) (a) In our opinion that, the transactions that need to be entered into the register maintained under Section 301 of the Companies Act, 1956 have been so entered.

(b) In our opinion and according to the information and explanations given to us, there are no transactions made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 and exceeding the value of Rs.0.50 million in respect of each party.

(vii) The Company has not accepted deposits from the public within the meaning of Section 58A and 58AA of the Companies Act, 1956 and the Rules framed there under. We are informed that no order has been passed by the Company law Board.

(viii) In our opinion, the company has an internal audit system commensurate with its size and nature of its business.

(ix) The Central Government has prescribed maintenance of Cost Records under Section 209 (l) (d) of the Companies Act, 1956. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(x) (a) According to the records of the company, undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, customs duty, excise duty, cess and other material statutory dues where applicable have been generally regularly deposited with appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31st March 2004 for a period of more than six months from the date of becoming payable.

(b) The disputed statutory dues aggregating to Rs. 153.20 million, that have not been deposited on account of matters-pending before appropriate authorities are as under:

Sr. No.	Name of the statute	Nature of the Dues	Amount of Dispute (Net) (Rs. in millions)	Period to which the amounts relates	Forum where dispute is pending
1.	Sales Tax Act of Various states	Sales Tax	0.53	A.Y. 1997-1998	Appeal before Tribunal
			18.97	A. Y. 1998-1999	Pending before Tribunal
			1.30	A.Y. 1998-1999	DCCT Appeals
			1.09	A.Y. 1999-2000	Pending with Joint Commissioner.
			0.83	A.Y. 1999-2000	Pending before tribunal
			24.09	A.Y.2000-2001	Pending before tribunal
			1.97	A.Y.2000-2001	DCCT Appeals
			8.30	A.Y.2000-2001	DCCT Appeals
			11.31	A.Y.2001-2002	Pending before tribunal
			0.10	A.Y.2001-2002	Pending with Joint Commissioner
			11.10	A.Y.2001-2002	Pending before High Court
			62.92	A.Y.2002-2003	Pending before tribunal
			2.07	A.Y.2003-2004	Appeal filed before ACCT.
	TOTAL		**144.60**		
2.	Entry Tax of various states	Entry Tax	1.75	A. Y.1998-1999	DCCT Appeals
			2.25	A.Y. 1999-2000	DCCT Appeals
			4.59	A.Y.2000-2001	DCCT Appeals
	TOTAL		**8.59**		

(xi) The accumulated losses of the Company are less than fifty percent of its net worth. The company has not incurred any cash losses during the financial year covered by our audit or in the immediately preceding financial year.

(xii) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to banks or debenture holders. The Company does not have borrowings from financials institutions.

(xiii) In our opinion and according to the information and explanations given to us, the company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xv) No term loans were raised by the Company during the year.

(xvi) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that no funds raised on short term basis have been used for the long term investment except amounts aggregating to Rs.2,838.7 million which have been used for acquisition of fixed assets.

(xvii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xviii) The Company has created securities in respect of debentures issued.

(xix) During the year, the Company has not raised money by public issue(s).

(xx) In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the course of our audit.

For Chaturvedi & Shah
Chartered Accountants

(Rajesh D. Chaturvedi)
Partner
Membership No.: 45882
Place: Mumbai
Dated: 26th June 2004

For Deloitte Haskins & Sells
Chartered Accountants

(A. Siddharth)
Partner
Membership No.: 31467
Place: Mumbai
Dated: 26th June 2004

Reliance Telecom Limited
Balance Sheet
as at 31st March 2006-2005-2004

	Schedule	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
			(Rs. in millions)	
SOURCES OF FUNDS				
Shareholders' Fund				
Share Capital	'A'	649.30	649.30	649.30
Reserves and Surplus	'B'	443.08	140.50	26.50
		1,092.38	**789.80**	**675.80**
Loan Funds				
Secured Loans	'C'	—	1,193.83	2,741.54
Unsecured Loans	'D'	1,250.00	1,550.00	770.00
		1,250.00	**2,743.83**	**3,511.54**
TOTAL		2,342.38	**3,533.63**	**4,187.34**
APPLICATION OF FUNDS				
Fixed Assets	'E'			
Gross Block		10,713.62	9,062.70	7,408.37
Less: Depreciation/Amortisation		7,469.81	4,855.55	2,904.04
Net Block		**3,243.81**	**4,207.15**	**4,504.33**
Capital Work-in-Progress		143.35	394.69	89.55
		3,387.16	**4,601.84**	**4,593.88**
Investments	'F'	0.52	30.50	31.00
Current Assets, Loans and Advances				
Current Assets	'G'			
Inventories		22.53	33.42	15.86
Sundry Debtors		259.94	206.54	231.60
Cash and Bank Balances		11.35	8.62	10.68
		293.83	**248.58**	**258.14**
Loans and Advances	'H'	373.18	246.39	118.34
		667	**494.97**	**376.48**
Less: Current Liabilities and Provisions	'I'			
Current Liabilities		1,648.17	1,669.40	902.58
Provisions		64.17	19.90	9.74
		1,712.34	**1,689.30**	**912.32**
Net Current Assets		**(1,045.33)**	**(1,194.33)**	**(535.84)**
Miscellaneous Expenditure (To the extent not written off or adjusted)	'J'	0.03	7.00	9.58
Profit and Loss Account		—	88.62	88.72
TOTAL		**2,342.38**	**3,533.63**	**4,187.34**
Significant Accounting Policies	'R'			
Notes on Accounts	'S'			

Reliance Telecom Limited
Profit and Loss Account
for the year ended 31st March 2006-2005-2004

	Schedule	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
			(Rs. in millions)	
INCOME				
Gross Billing Revenue		**7,154.93**	4,899.67	3,852.45
Less: Service Tax		**565.58**	370.37	240.49
Net Billing Revenue		**6,589.35**	**4,529.30**	**3,611.96**
Other Income	'K'	1.42	2.67	0.15
		6,590.77	**4,531.97**	**3,612.11**
EXPENDITURE				
Access Charges and Licence Fees	'L'	1,884.54	1,196.43	988.35
Network Operation expenses	'M'	534.16	378.14	283.22
Sales and Marketing expenses	'N'	293.93	133.03	53.21
Personnel expenses	'O'	252.84	174.28	143.81
Administrative expenses	'P'	343.52	222.52	225.56
		3,308.99	**2,104.40**	**1,694.15**
Operating Profit before depreciation/amortisation and finance expenses		3,281.78	2,427.57	1,917.96
Finance expenses	'Q'	229.43	350.54	518.93
Profit before depreciation/amortisation		**3,052.35**	**2,077.03**	**1,399.03**
Depreciation/Amortisation		2,618.00	1,953.22	1,385.45
(Refer Note 3 of Schedule 'S')				
Profit before Tax		**434.35**	**123.81**	**13.58**
Provision for Tax				
Current Tax		35.93	9.71	1.04
Fringe Benefit Tax		7.22	—	—
Profit after Tax		**391.20**	**114.10**	**12.54**
Add: Deficit brought forward from previous year		(88.62)	-88.72	(88.76)
Transferred From Debenture Redemption Reserve		140.50	—	—
Amount available for Appropriations		**443.08**	**25.38**	**(76.22)**
Appropriations				
Debenture Redemption Reserve		—	114.00	12.50
(Refer Note 16 of Schedule "S")				
General Reserve		—	—	—
Deficit carried to Balance Sheet		**443.08**	**(88.62)**	**(88.72)**
Basic and Diluted Earning per share		**19.40**	**5.50**	**0.40**
(Equity Shares having Face Value of Rs.10/- Each)				
(Refer Note 14 of Schedule "S")				
Significant Accounting Policies	'R'	—	—	—
Notes on Accounts	'S'	—	—	—

Reliance Telecom Limited
Cash Flow Statement
for the year ended 31st March 2006-2005-2004

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
A: CASH FLOW FROM OPERATING ACTIVITIES:			
Profit before tax	434.35	123.81	13.58
Adjusted for:			
Loss on Sale of Fixed Assets (Net)	2.08	1.12	1.16
Depreciation/Amortisation	2,618.00	1,953.22	1,385.45
Finance Expenses	229.44	350.54	518.93
Deferred Revenue Expenditure written off	6.95	3.05	2.97
Provision for Doubtful Debts	1.48	0.36	0.22
Project Development Expenditure written off	—	29.89	—
Loss on Sale of Long term Investments—Non Trade	—	0.00	—
Profit on Sale of Short Term Investments—Others	(0.44)	—	—
Dividend from Short Term Investments—Others	(0.38)	—	—
Interest income	(0.60)	(2.65)	—
Lease Rentals	14.94	19.81	19.81
Preliminary Expenses written off	0.03		
Diminution in value of Investment	30.00	0.03	0.03
Operating Profit before Working Capital Changes	**3,335.00**	**2,479.18**	**1,942.16**
Adjusted for:			
Trade and Other Receivables	(127.20)	(128.93)	378.55
Debtors	(54.90)	24.70	(117.94)
Deferred revenue expenditure paid	—	(0.51)	(0.42)
Inventories	10.90	(17.56)	(2.87)
Trade Payables	22.40	846.95	151.48
Fringe Benefit Tax Paid	(6.30)	—	—
Cash generated from operations	**3,180.70**	**3,203.82**	**2,350.95**
B: CASH FLOW FROM INVESTING ACTIVITIES			
Purchase of Fixed Assets	(1,399.60)	(1,990.53)	(471.28)
Assets purchased on finance lease	(11.81)	(9.99)	(8.58)
Sale of Fixed Assets	1.20	0.17	1.97
Application for share of Reliance Mobile Limited			
Application for share of Reliance Telephones Limited			
Sale of Investment			
Sale of Investment in Subsidiary Co. (Long Term Investment)	—	0.50	—
Purchase of Units of Mutual Fund	(1,471.12)	—	—
Sale of Investments	1,471.60	—	—
Interest received	0.50	—	—
Net Cash used in Investing Activities	**1,409.23**	**(1,999.84)**	**(477.89)**
C: CASH FLOW FROM FINANCING ACTIVITIES			
Repayment of Secured loans	(1,193.60)	(1,547.88)	(1,573.78)
Proceed / (Repayment) from/of Working Capital Loan	(0.30)	0.16	(21.21)
Repayments of Loans/advances from a body Corporate (Net)	(1,550.00)	(770.00)	(430.00)
Unsecured loan taken from a body Corporate during the year	1,250.00	1,550.00	770.00
Lease Rentals	(14.94)	(19.81)	(19.81)
Interest received	—	2.65	—
Interest paid	(259.90)	(421.17)	(602.98)
	(1,768.74)	**(1,206.04)**	**(1,877.77)**
Adjustment for financing activities in respect of demerger	—	—	—
Net Cash used in Financing Activities	**(1,768.74)**	**(1,206.04)**	**(1,877.77)**
Net (Decrease) in Cash and Cash Equivalents	2.73	(2.06)	(4.71)
Cash and Cash Equivalents (Opening Balances)	8.62	10.68	15.39
Cash and Cash equivalents transferred on Demerger	—	—	—
Cash and Cash Equivalents (Closing Balances)	11.35	8.62	10.68

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE 'A'			
SHARE CAPITAL			
Authorised:			
120 000 000 Equity Shares of Rs.10 each	1,200 00	1,200 00	1,200 00
100 000,000 Preference Shares of Rs.10 each	1,000 00	1,000 00	1,000 00
280,000,000 Unclassified Shares of Rs.10 each	2,800.00	2,800.00	2,800.00
	5,000.00	**5,000.00**	**5,000.00**
Issued, Subscribed and Paid up			
19,930,000 Equity Shares of Rs.10 each	199.30	199.30	199.30
45,000,000 1% Non Convertible Cumulative Preference Shares of Rs.10 each	450.00	450.00	450.00
TOTAL	**649.30**	**649.30**	**649.30**

Note:

Preference Shares are redeemable

i) At any time after the expiry of 6 months from the date of allotment i.e 3rd March 2003 and before the expiry of 20 years from the date of allotment, at a face value of Rs.10/- each by giving one month notice either by Preference Shareholders or by the Company, or

ii) On the expiry of 20 years from the date of allotment at a price of Rs. 100/- per share (including Rs.90/- premium per share), in case options (i) stated above are not exercised.

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE 'B'			
RESERVES AND SURPLUS			
Debenture Redemption Reserve			
As per Last Balance Sheet	140.50	26.50	14.00
Add/Less:	(140.50)	114.00	12.50
Transferred from/(to) Profit and Loss Account	—	**140.50**	**26.50**
General Reserve	—	—	—
Profit and Loss A/c	443.08	—	—
TOTAL	**443.08**	**140.50**	**26.50**

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE 'C'			
SECURED LOANS			
A. DEBENTURES			
Secured Non Convertible Redeemable Debentures of the face value of Rs.5,00,000 each.			
1. 10.25% Series II	—	—	155.40
2. 10.50% Series III	—	1,193.55	2,586.03
	—	**1,193.55**	**2,741.43**
B. Loans and Advances from a Bank			
Working Capital Loan		0.28	0.12
TOTAL	—	**1,193.83**	**2,741.54**

Notes:

1 Debentures of Rs.1,193.55 million are redeemed at par on 8th December 2005.

2 Debentures were secured by way of legal mortgage on the immovable properties of the Company situated at Dombivli (East), Thane, Maharashtra on a second charge basis and a guarantee issued by a Financial Institution and Reliance Industries Limited against first mortgage / charge created on pari passu basis on all the movable/immovable properties, both present and future, of the Company. The Debentures were redeemed on 8th December 2005 and subsequently charge created on the assets of the Company has been released.

3 Working Capital loan from a bank were secured by way of hypothecation of the Company's stock of raw materials, semi-finished goods, finished goods and consumable stores, book debts and receivables and all other current assets, movable properties including movable machinery spares, tools and accessories both present and future on a first charge basis to be shared on pari passu basis with a Financial Institution and subsequently charge created on the assets of the Company has been released.

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE 'D'			
UNSECURED LOANS			
Short Term Loan from Others	—	—	770.00
Commercial Paper	1,250.00	—	—
Others	—	1,550.00	—
TOTAL	**1,250.00**	**1,550.00**	**770.00**

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Description	Net Block As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE E			
SCHEDULE 'E'			
FIXED ASSETS			
Own Assets:			
Lease Hold Land	1.20	1.21	1.22
Building	0.56	0.57	0.59
Plant & Machinery	3,123.80	3,680.22	3,350.05
Equipments	87.80	55.69	54.00
Furniture & Fixture	8.07	7.50	8.49
Vehicles	9.72	13.74	11.49
Sub-Total	**3,231.15**	**3,758.92**	**3,425.84**
LEASEHOLD DEVELOPMENTS	**9.17**	—	—
INTANGIBLE ASSETS			
Entry Fees for Telecom License (Refer Note c)	0.00	434.60	1,056.68
Software (Refer Note d)	0.26	0.38	0.41
Sub-Total	**0.26**	**434.98**	**1,057.08**
LEASED ASSETS:			
Plant & Machinery	1.41	10.63	19.85
Office Equipments	0.01	0.12	0.24
Vehicles	1.70	2.49	1.31
Sub-Total	**3.11**	**13.24**	**21.40**
Total	**3,243.69**	**4,207.15**	**4,504.32**
P.Y.			
Capital Work- In- Progress	143.35	394.69	89.55

Note:

a) Additions to Fixed Assets and Capital Work in Progress includes Rs.3.5 millions, 14.3 millions and Rs.3.80 millions in 2005-06, 2004-05 and 2003-04 respectively on account of exchange gain/ (loss).

b) Capital Work In Progress includes:

	For the year 2005-06	For the year 2004-05	For the year 2003-04
	(Rs. in millions)		
Advance Against Capital Expenditure	78.20	37.00	8.10
Pre-Operative Expenses	NIL	NIL	29.89

c) Useful Life for Telecom License (Entry Fee) has been expired on 31st March 2006.

d) Balance Useful Life of Software as at 31st March 2006 is between 1& 4 Years.

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE 'F'			
INVESTMENTS			
LONG TERM INVESTMENTS			
Trade Investments			
In Equity shares of subsidiary companies—Unquoted, fully paid up			
50,000 Reliance Mobiles Limited of Rs.10 each	—	—	0.50
50,000 Reliance Telephones Limited of Rs.10 each	0.50	0.50	0.50
In Equity shares—Unquoted, fully paid up			
30,00,000 Reliable Internet Services Limited of Rs.10 each	30.00	30.00	30.00
Less: Provision for Diminution in value of Investments	(30.00)	—	—
SHORT TERM INVESTMENTS			
In Other Investments in Units—Unquoted			
1,239 Reliance Liquidity fund of Rs.10 each	0.02	—	—
TOTAL	**0.52**	**30.50**	**31.00**

Details of Investments Purchased and sold during the period

Particulars	April 2005 - March 2006 Units	
	Units	Cost
	No's	Rs. Millions
Reliance Liquid Fund—Treasury Plan Institutional Option (—Growth Option—Growth Plan)	6,112,170.554	100.00
Reliance Liquid Fund—Daily Dividend Option (—Cash Plan)	110,485,978.978	1,230.80
Reliance Liquid Fund—Treasury Plan Institutional Option	4,581,721.55	70.00
Reliance Liquid Fund—Daily Dividend Reinvestment Option (—Cash Plan)	7,020,243.303	70.22

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE 'G'			
CURRENT ASSETS			
INVENTORIES			
Spare parts	11.24	14.30	9.31
Communication Devices and Components	11.29	19.13	6.54
	22.53	**33.42**	**15.86**
SUNDRY DEBTORS (Subject to Confirmation)			
Over Six months	41.33	29.73	38.60
Others	221.61	178.33	194.16
	262.94	**208.06**	**232.76**
Less: Provision	3.00	1.52	1.16
	259.94	**206.54**	**231.60**
CASH AND BANK BALANCES			
Cash on hand	2.22	2.85	1.99
Balance with Banks			
In Current Accounts with Scheduled Banks	9.12	5.77	8.69
	11.35	**8.62**	**10.68**
TOTAL	**293.81**	**248.58**	**258.13**

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
(i) Sundry Debtors	259.94	206.54	231.60
SCHEDULE 'H'			
LOANS AND ADVANCES			
Unsecured—(Considered Good)			
Loans to subsidiary companies	—	—	0.33
Advances recoverable in cash or in kind or for value to be received	**263.86**	**149.50**	**34.65**
Deposits	109.38	96.89	83.36
TOTAL	**373.18**	**246.39**	**118.34**

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
		(Rs. in millions)	
SCHEDULE 'I'			
CURRENT LIABILITIES AND PROVISIONS			
CURRENT LIABILITIES			
Sundry Creditors			
—Small Scale Industries@	98.81	28.46	6.62
—Others	603.90	880.81	118.70
Other liabilities	424.70	334.70	472.44
Lease Obligations (Refer note 5 of Schedule 'S')	5.20	17.01	25.16
Advance Billing and Prepaid Card Revenue	515.56	377.52	208.17
Interest accrued but not due on Loans	—	30.90	71.47
	1,648.17	**1,669.41**	**902.56**
PROVISIONS			
For Income Tax	46.69	10.75	1.04
For Fringe Benefit Tax	7.20	—	—
For Leave encashment	10.30	9.15	8.70
	57.93	**19.90**	**9.74**
TOTAL	**1,712.36**	**1,689.31**	**912.31**

@ Small scale industrial undertakings to whom amounts are due have been determined bas on the information available with the Company and are as follows:
Rawalwasia Manufacturing Co. Pvt. Ltd and Gremont Projects & Services

Amount payable to investor's education and protection fund Rs.nil.

(ii) Considered good considered doubtful 3.00 1.50 1.16

Sundry Debtors are Partly Secured to the extent of Security deposit received Rs.129.30: millions, Rs.82.3 million and Rs.65.38 million for the year 2005-06, 2004-05, 2003-04 respectively.

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)		
SCHEDULE 'J'			
MISCELLANEOUS EXPENDITURE			
Deferred revenue expenditure			
Opening Balance	6.95	9.49	12.04
Add: Additions during the year	—	0.51	0.42
	6.95	**10.00**	**12.46**
Less: Written off during the year	**6.95**	**3.05**	**2.97**
	—	**6.95**	**9.49**
Preliminary Expenses			
Opening Balance	0.06	**0.09**	0.12
Less: Written off during the year	0.03	0.03	0.03
	0.03	**0.06**	**0.09**
TOTAL	**0.03**	**7.00**	**9.58**

Reliance Telecom Limited
Schedules forming part of the Profit and Loss Account for the Period ended 31st March 2006-2005-2004

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
SCHEDULE 'K'			
OTHER INCOME			
Interest on bank fixed deposits and loan	0.46	2.65	—
(Tax deducted at source Rs.0.554 Million)			
Dividend from Short Term Investment—Others	0.38	—	—
Profit on sale of Short Term Investments—Others	0.44	—	—
Miscellaneous Income	0.14	0.01	0.15
TOTAL	**1.42**	**2.66**	**0.15**

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
SCHEDULE 'L'			
ACCESS CHARGES AND LICENSE FEES			
Interconnect and Other access charges	1,410.21	859.10	611.42
Licence Fees and Spectrum charges	474.33	337.33	376.93
TOTAL	**1,884.51**	**1,196.43**	**988.35**

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
SCHEDULE 'M'			
NETWORK OPERATION EXPENSES			
Operation Expenses			
—Rent	58.50	27.55	19.27
—Electricity Charges & Utilities	166.46	71.69	52.39
—Insurance	18.48	19.05	11.78
—Repairs & Maintenance—Plant and Machinery	126.58	93.49	85.53
—Spare Parts consumed	5.93	4.00	3.53
—Components consumed	86.65	112.27	69.89
—Security Charges	56.41	29.76	20.19
	519.01	**357.81**	**262.59**
Lease Rental Charges	14.94	19.81	19.81
Testing Charges	0.21	0.52	0.83
TOTAL	**534.16**	**378.14**	**283.22**

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
SCHEDULE 'N'			
SALES AND MARKETING EXPENSES			
Advertisement expenses	249.57	102.77	41.10
Dealer commissions	37.48	23.94	8.76
Business Promotion	5.40	5.96	3.13
Provision for Doubtful Debts	1.48	0.36	0.22
TOTAL	**293.91**	**133.03**	**53.21**

Reliance Telecom Limited
Schedules forming part of the Profit and Loss Account for the Period ended 31st March 2006-2005-2004 — (Continued)

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
SCHEDULE 'O'			
PERSONNEL EXPENSES			
Salaries and Bonus	231.74	160.57	130.41
Contribution to Provident Fund, Gratuity Fund, Super-annuation Fund, Employee's State Insurance scheme, Pension Scheme etc	7.75	7.15	8.43
Employee Welfare & other amenities	13.35	6.55	4.96
TOTAL	**252.843**	**174.28**	**143.81**

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
SCHEDULE 'P'			
ADMINISTRATIVE EXPENSES			
Rent	14.78	10.12	9.13
Rates and Taxes	14.88	10.61	5.69
Repair and Maintenance			
To Buildings	0.02	0.01	0.01
To Others	6.33	6.41	10.77
Travelling and Conveyance	65.66	40.68	32.29
Communication Expenses	5.67	4.77	3.61
Printing and Stationery	10.88	6.68	4.09
Exchange Differences (Net)	0.11	0.07	0.04
Billing and IT. Expenses	33.94	23.64	17.10
Postage and Courier	16.39	15.38	6.46
Legal and Professional charges	37.39	9.30	106.33
Loss on sale of fixed assets (Net)	2.08	1.12	1.16
Loss on sale of Long Term Investments—Non Trade	—	0.00	—
Project Development expenditure written off	—	29.89	—
Provision for Diminution in value of Investments	30.00	—	—
Miscellaneous expenses	94.12	58.22	24.64
Auditors Remuneration:			
Audit fees	2.00	2.00	1.00
Tax Audit fees	0.15	0.15	0.05
Other Services	2.15	0.41	0.18
Deferred revenue expenditure written off	6.95	3.05	2.97
Preliminary expenses written off	0.03	0.03	0.03
TOTAL	**343.51**	**222.52**	**225.56**

Reliance Telecom Limited
Schedules forming part of the Profit and Loss Account for the Period ended 31st March 2006-2005-2004 — (Continued)

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. In Millions)	
SCHEDULE 'Q'			
FINANCE EXPENSES			
Interest on			
Debentures	86.18	237.02	401.38
Others	116.77	67.07	34.36
	202.94	**304.09**	**435.74**
Bank charges and Guarantee Commission	26.49	46.45	83.19
TOTAL	**229.43**	**350.54**	**518.93**

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

SCHEDULE'R'

Significant accounting policies

1 Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

2 Use of Estimates

The presentation of financial statements, in conformity with the generally accepted accounting principles, requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known/materialised.

3 Fixed Assets

i) Fixed Assets other than those acquired on finance lease are stated at cost, less accumulated depreciation.

ii) All related costs till commencement of commercial operations and adjustments arising from exchange rate variations attributable to the fixed assets acquired from outside India are capitalised.

iii) Assets acquired under finance lease on or after 1st April 2001 are recorded at lower of fair value and present value of minimum lease payments, less accumulated depreciation.

4 Depreciation / Amortisation

i) Depreciation on Network Plant and Machinery is provided on Written Down Value Method (WDV) and for other Fixed assets on Straight Line Method (SLM) at the rates and in the manner prescribed in Schedule XIV to the Companies Act 1956 except in the case of following Fixed Assets where it is provided over the estimated useful life of Fixed Asset on WDV:

a) Network Electronic Equipment: 7 years.

b) Billing & Allied systems and Site Infrastructure equipment: 10 years.

c) Software: Cost of Software has been amportised over a period of 5 years on SLM basis.

ii) Premium on Leasehold Land is amortised over the period of lease.

iii) For assets taken on financial lease after 1st April 2001, depreciation is provided over the lease period.

iv) Entry Fee paid to the Department of Telecommunications (DoT) for obtaining licence to provide Cellular Mobile Services is amortised equally over the period of ten years.

5 Investments

Long Term investments are stated at cost. Provision for diminution in value of long term investment is made only if such a decline is other than temporary. Current investments are carried at the lower of cost and quoted/fair value, computed category wise.

Reliance Telecom Limited
Schedules forming part of the Balance Sheet
as at 31st March 2006-2005-2004 — (Continued)

6 Inventories

Inventories are valued at lower of cost and net realisable value. Cost is determined as follows:

—Communication devices	Weighted average basis
—Spare Parts	First in first out

7 Issue Expenses

Issue expenses pertaining to the projects are capitalised.

8 Employees Retirement benefits

Company's contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave encashment benefits are charged to Profit and Loss Account on the basis of actuarial valuation, made at the year end.

9 Borrowing Costs

Borrowing costs that are attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for its intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

10 Foreign Currency Transactions

i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

iii) Non monetary foreign currency items are carried at cost.

iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to the acquisition of fixed assets from outside India in which case they are adjusted to the carrying cost of such assets.

11 Revenue Recognition

Revenue (Income) is recognised as and when the services are performed on the basis of actual usage of the Company's network.

12 Miscellaneous expenditure

i) Preliminary expenses are amortised over a period of ten years.

ii) Deferred Revenue Expenditure (Leasehold development expenses) is amortised over the period of lease.

13 Taxes on Income

Tax expense comprise both Current tax and deferred tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income tax payable/ recoverable in respect of the taxable income/loss for the reporting period. Deferred tax

represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

14 Government Grants

Grants related to specific fixed assets are disclosed as a deduction from the value of the concerned assets. Grants related to revenue are credited to Profit and Loss Account. Grants in the nature of promoters contribution are treated as capital reserve.

15 Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

16 Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

Schedule 'S'

Notes on accounts

1 Previous year's figures have been reworked, regrouped, reclassified and rearranged wherever necessary.

2 Licence Fees

Hitherto, the Company was amortising licence fees equally over a period of twenty years being the initial period of licence. During the year 2004-2005, the Company has changed the amortisation period from twenty years to ten years to reflect the assets economic benefits. Accordingly licence fee unamortised as on 1st April 2004 is being amortised over the revised remaining useful life. This change has the effect of increasing the amortisation/ depreciation charge for the year by Rs.5,31.75 million and reducing the profit for the year by the like amount.

3 Hitherto, it was the practice of the Company to provide depreciation on Straight Line Method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956. During the year 2005-06, the Company has changed the method of providing depreciation on Network and Plant & Machinery Equipment from Straight Line method to Written Down Value method. In view thereof, depreciation has been recalculated in accordance with the Written Down Value method from the date of installation of the said Assets. The shortfall in depreciation of Rs.1251.90 million in respect of previous years due to this change in method has been charged to the Profit and Loss Account. This change in the method of providing depreciation has the net effect of increasing the depreciation charge for the year by Rs.1381.30 million and reducing the profit for the year by the like amount.

(Rs In Millions)	Up to 31st March 2006	Up to 31st March 2005	Up to 31st March 2004
4 Project Development Expenditure			
Opening Balance	—	29.89	29.89
ADD:			
Additions during the year			
Electricity Charges & Utilities	—	—	—
Security Charges			
Rent	—	—	—
Rates and Taxes	—	—	—
Repair and Maintenance	—	—	—
Salaries and Bonus	—	—	—
Cos contribution to Provident Fund, Gratuity etc	—	—	—
Advertisement expenses	—	—	—
Business Promotion	—	—	—
Travelling and conveyance	—	—	—
Insurance expenses	—	—	—
Communication Expenses	—	—	—
Legal and Professional Charges	—	—	—
Printing and Stationery	—	—	—
Postage and Courier	—	—	—
Miscellaneous expenses	—	—	—
Entry fees amortised	—	—	—
BTS Premium	—	—	—
Interest on	—	—	—
—Debentures / Bonds	—	—	—
—Other loans	—	—	—
Bank Charges and Guarantee Commission	—	—	—
Depreciation	—	—	—
	—	29.89	29.89
LESS:			
Written off during the year	—	29.89	—
Closing Balance	—	—	29.89

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
4 Managerial Remuneration:			
Salaries	2.7	2.30	1.71
Perquisites	0.3	0.29	0.23
	3.0	**2.59**	**1.94**
Contribution to Provident Fund, Superannuation Fund and provision for Leave Encashment	0.1	0.15	0.16
	3.1	**2.74**	**2.10**

Note:
The above remuneration excludes contribution to gratuity fund as the incremental liability has been accounted for the company as a whole.

5 **Lease Transactions:**

(a) In respect of Fixed Assets acquired on finance lease on or after 1st April 2001

(i) Minimum Lease Rentals Outstanding in respect of these assets are as under:

Due	Total Minimum Lease Payments Outstanding as on			Future Interest Obligation as at			Present value on Minimum Lease Payments		
	31st March 2006	31st March 2005	31st March 2004	31st March 2006	31st March 2005	31st March 2004	31st March 2006	31st March 2005	31st March 2004
	(Rs. in millions)			(Rs. in millions)			(Rs. in millions)		
Not Later than 1 year	4.47	12.35	11.85	0.18	1.03	2.04	4.29	11.31	9.80
Later than 1 year and not later than 5 years	1.01	5.98	16.41	0.10	0.28	1.06	0.91	5.70	15.36
Later than 5 years	0	0	0	0	0	0	0	0	0

(ii) General description of the significant leasing arrangements is as mentioned below:

a) The lease agreement is valid for a fixed non-cancellable period from the date of commencement of Rentals.

b) Upon termination of the agreement the Company shall return the assets to the lessor.

c) In the event lessor's claim for depreciation is disallowed partly or fully in their Tax Assessment, the lease rentals will increase to the extent of depreciation disallowed to the lessor.

d) In case of any variation in prime lending rate by more than 1%, the lease rentals will be changed by Re.0.50 / Rs.1000 per month.

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

(b) In respect of Fixed Assets acquired on finance lease prior to 1st April 2001 amounting to Rs.76.59 million (same in respect of years 2005-06, 2004-05 and 2003-04) for which there is no future lease obligation as at 31st March 2006 (For 2004-2005 Rs.14.93 million & for 2003-2004 Rs.34.75 million)

	As at 31st March 2006	As at 31st March 2005	As at 31st March 2004
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
6 Estimated amount of contracts remaining to be executed on capital accounts and not provided for	1,751.53	540.03	136.76
7 Contingent Liabilities i) Bonds executed in favour of Government authorities	384.82	3.69	3.69
ii) Claims against the company not acknowledged as debts *	375.3	292.82	214.81
iii) Arrears of dividend on 1% Non-Convertible Cummulative Preference Shares of Rs 10 each	13.86	9.36	4.86

* This represents demand raised by Sales Tax authorities in various states for which matter is pending before the Hon' ble Supreme Court and the stay orders has been granted against future demands. The company is confident that the claims will be succesfully contested. The company has deposited Rs.66.40 million (Year 2004-05 Rs.66.1 million) under protest with the Sales tax authorities against the demand. Deposit amount is included in Loans and Advances.

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
8 **Value of Imports on C.I.F basis in respect of**			
Spare parts	2.52	8.12	1.67
Capital goods	507.50	1,146.94	268.69

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
9 **Expenditure in Foreign Currency on Account of**			
Fees etc.	2.51	0.60	3.69

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
10 **Earnings in foreign currency on account of**			
International Roaming	14.58	10.82	1.60

11 Value of Consumption of Spare parts and Components

	For the year 2005-2006		For the year 2004-2005		For the year 2003-2004	
	(Rs. in millions)	(%)	(Rs. in millions)	(%)	(Rs. in millions)	(%)
Imported	5.93	6.41	4.00	3.44	3.53	4.81
Indigenous	86.65	93.59	112.27	96.56	69.89	95.19
	92.58	**100**	**116.26**	**100.00**	**73.41**	**100.00**

Reliance Telecom Limited
Schedules forming part of the Balance Sheet as at 31st March 2006-2005-2004 — (Continued)

12 Segment Information

Segment information for primary segment reporting (by business segments)

The Company has only one business segment—Cellular Mobile Telephone Services, hence information for primary business segments has not been disclosed.
Since entire business of the Company is conducted within India, there are no reportable geographical segments.

13 Related Party disclosures for 2004 – 2005 as per Accounting Standard (AS-18) of The Institute of Chartered Accountants of India is as under

a) Name of the Related Party	Relationship
Reliance Telephones Limited Reliance Mobile Limited **	Subsidiary
Reliance Industries Limited Reliable Internet Services Limited	Associate
Shri Bhaskar Guha	Key Management Personnel

** Ceased to be Subsidiary during the year.

Related Party disclosures for 2005 – 2006 as per Accounting Standard (AS-18) of The Institute of Chartered Accountants of India is as under

Name of the Related Party	Relationship
Reliance Telephones Limited Reliance Mobile Limited *	Subsidiary
Reliance Industries Limited** Reliable Internet Services Limited Reliance Communication Ventures Limited	Associate
Reliance Infocomm Limited	Enterprise over which Key management Personnel is able to exercise significant influence
Shri Bhaskar Guha	Key Management Personnel

* Ceased to be Subsidiary in 2004-05

** Ceased to be Associates in 2005-06

Reliance Telecom Limited
Schedules forming part of the Balance Sheet
as at 31st March 2006-2005-2004 — (Continued)

b) Transactions with Related Parties

Sr. No.	Nature of Transactions (Excluding reimbursements)	For the year 2005-2006 Subsidiaries	Associates	Key Management Personnel	Reliance Infocomm Limited	Total	For the year 2004-2005 Subsidiaries	Associates	Key Management Personnel	Total
		(Rs. in millions)								
1	**Loans taken**									
	Balance as at 1st April	—	—	—	—	—	—	—	—	—
	Taken during the year	—	—	—	—	—	—	—		—
								(1,272.50)	—	(1,272.50)
	Repaid during the year	—	—	—	—	—	—	—		—
								(1,272.50)	—	(1,272.50)
	Balance as at 31st March	—	—	—	—	—	—	—		—
										—
										—
2	**Loans Given**									
	Balance as at 1st April	—	—	—	—	—	—	—	—	—
	Given during the year	—	—	—	—	—	0.01	15.00	—	15.01
		(0.01)	(15.00)	—	—	(15.01)	—	—	—	—
	Returned during the year	—	—	—	—	—	0.34	15.00	—	15.34
		(0.34)	(15.00)	—	—	(15.34)	—	—		—
	Balance as at 31st March	—	—	—	—	—	(0.33)	—	—	(0.33)
										—
3	**Sundry Debtors**									
	Balance as at 31st March	—	0.14	—	50.40	50.54	—	0.08	—	0.08
			(0.08)	—	(42.71)	(42.79)	—	—	—	—
										—
4	**Sundry Creditors**									
	Balance as at 31st March	—	1.60	—	—	1.60	—	—	—	—
								(24.56)	—	(24.56)
										—
										—
5	**Turnover**									
	Services	—	0.12	—	693.94	694.06	—	0.06	—	0.06
		—	(0.06)	—	—	(0.06)	—	(0.11)	—	(0.11)
										—

Sr. No.	Nature of Transactions (Excluding reimbursements)	For the year 2005-2006 Subsidiaries	Associates	Key Management Personnel	Reliance Infocomm Limited	Total	For the year 2004-2005 Subsidiaries	Associates	Key Management Personnel	Total
		(Rs. in millions)								
6	**Other Income**									
	Sale of Fixed Assets	—	—	—	—	—				—
								(1.76)		(1.76)
	Interest Earned	—	—	—	—	—	—	0.39	—	0.39
		—	(0.39)	—	—	(0.39)	—	—	—	—
										—
										—
7	**Expenditure**									
	Interest	—	—	—	—	—	—	—	—	—
								(30.94)	—	(30.94)
	Sale of Fixed Assets	—	—	—	—	—	—			—
	Guarantee Commission		13.08	—	—	13.08	—	35.22	—	35.22
			(35.22)	—	—	(35.22)	—	(50.19)	—	(50.19)
	Miscellaneous	—	4.18	—	415.90	420.08	—	—	—	
										—
8	**Managerial remuneration**	—	—	3.10	—	3.10	—	—	2.74	2.74
		—	—	(2.74)	—	(2.74)	—	—	(2.10)	(2,10)
										—
9	**Guarantee given/ (Redeemed) on behalf of the Company**	—	(1,087.10)	—	0	(1,087.10)	—	(1,346.20)	—	(1,346.20)
	(Net of redemption)	—	(1,346.20)	—	0	(1,346.20)	—	(640.80)	—	(640.80)
										—
	Outstanding amount of guarantee given on behalf of the Company	—	—	—	—	—	—	1,087.10	—	1,087.10
			(1,087.10)	—	—	(1,087.10)	—	(2,433.30)	—	(2,433.30)

Note:

1) Pervious years Figures have been shown in brackets (-)

2) There are no provisions for doubtful debts and amount written off or written back during the year in respect of debts due from or due to related parties.

3a) Significant Related Party Transactions (2004 – 2005)

1 Sundry Debtors includes dues from Reliance Industries Limited Rs.0.08 Millions .

2 Service Income includes transactions with Reliance Industries Limited Rs.0.06 Million.

3 Interest income includes Rs.0.4 Million received from Reliable Internet Services Limited

4 Expenditure includes Guarantee Commission paid to Reliance Industires Limited Rs.35.22 Millions.

5 Managerial remuneration represents Rs.2.74 Millions paid to Shri Bhaskar Guha , Key Management Personnel.

3b) Significant Related Party Transactions (2005-06)

1. Sundry Debtors includes dues from Reliance Infocomm Ltd. Rs.49.40 Million.
2. Sundry Creditors includes dues to Reliable Internet Services ltd. Rs.160 Million.
3. Service Income includes Rs.693.90 Million received from Reliance Infocomm Ltd..
4. Expenditures includes Guarantee Commission paid to Reliance Industries Ltd. Rs.13.10 Million.
5. Miscellaneous Expenditures includes Rs.415.90 Million paid to Reliance Infocomm Ltd..
6. Managerial remuneration represents Rs.3.10 Million paid to Shri Bhasker Guha, Key Managerial Personal.

14 *Earnings per Share*

Earning per Share is calculated by dividing the profit attributable to the equity shareholders by the weighted average number of equity shares outstanding during the year as under.

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
(1) Basic Earnings per Share			
Profit after Tax	391.20	114.10	12.54
Dividend on 1% Non Convertible Cumulative Preference Shares	(4.50)	(4.50)	(4.50)
Profit attributable to Equity shareholders	386.70	109.60	8.04
Weighted average number of equity shares outstanding during the year	19.93	19.93	19 93
(Nos in millions)			
Basic/Diluted earnings per share (Rupees)	**19.40**	**5.50**	**0.40****
(ii) Nominal value per share (Rupees)	**10**	**10**	**10**

** In the year 2003-2004 the Company has changed the terms of Preference Shares from 1% Optionally Convertible Preference Shares to 1% Non Convertible Cumulative Preference Shares, with the consent of all the Preference shareholders. Due to this there are no potential equity shares as at the year end and hence the effect of dilution has not been given.

15 As laid down in Accounting Standard Interpretation (ASI) 3, "Accounting for Taxes on Income in the situation of Tax holiday under Section 80-IA and 80-IB of the Income-tax Act, 1961", the deferred tax in respect of timing differences which originate during the tax holiday period but reverse after the tax holiday period should be recognised in the year in which the timing differences originate. However, deferred tax asset should be recognised with prudence only if there is reasonable certainty as laid down in paragraphs 15 to 18 of Accounting Standard -22 "Accounting for Taxes on Income". Due to uncertainties about the future taxable profit at the end of tax holiday period, the Company has not recognised deferred tax asset (mainly comprising of difference in written down value of fixed assets and licence fee) which originated during the year being the part of tax holiday period and reversing after the tax holiday period.

16 The company has to create Debenture Redemption Reserve (DRR) of Rs.545.48 Millions upto 31st March 2005 as required under section 117C of Companies Act, 1956. As against this, the company has transferred Rs.140.5 Millions to DRR upto 31st March 2005. The balance DRR of Rs.404.98 Millions shall be created out of profits, if any, in the future years.

17 Disclosures as required under clause 32 of Listing Agreement

Loans to subsidiaries/ associates

Name	Nature of Relationship				Maximum Amount		
		31st March 2006	31st March 2005	31st March 2004	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
			(Rs. in millions)			(Rs. in millions)	
Reliance Mobile Limited	Subsidiary	0	0	0.3	0	0.3	0.3
Reliance Telephone Limited	Subsidiary	0	0.01	0.03	0	0.04	0.03
Reliable Internet Services Limited	Associates	0	15	0	0	20.52	0

* Ceased to be a subsidiary during the year

The Company

Reliance Communications Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Trustee

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Registrar and Transfer Agent

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115, Luxembourg

Principal Paying and Conversion Agent

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Legal Advisers

To the Issuer as to Indian law

Economic Laws Practice
#1502, Dalamal Towers
Nariman Point
Mumbai 400 021
India

To the Joint Lead Managers as to English law

Linklaters Allen and Gledhill
One Marina Boulevard #28-00
Singapore 018989

To the Joint Lead Managers as to Indian law

Amarchand & Mangaldas & Suresh A Shroff & Co.
5th Floor, Peninsula Chamber
Peninsula
Corporate Park Ganpatrao
Kadam Marg
Lower Parel Mumbai
400 013

To the Trustee as to English law

Linklaters
One Silk Street
London
EC2Y 8HQ
United Kingdom

Auditors

BSR & Co.
KPMG House
Kamala Mills Compound
448 Senapati Bapat Marg
Lower Parel
Mumbai 400 013

Chaturvedi & Shah
A-3 Lakshmi Tower
Bandra Kurla Complex
Bandra East
Mumbai 400 051

RELIANCE